SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

012 SMILE.COMMUNICATIONS LTD.
(Name of Registrant)

25 Hasivim Street, Petach-Tikva, 49170 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

012 SMILE.COMMUNICATIONS LTD.

6-K Items

1.	012 Smile.Communications Ltd. Prospectus for the Issuance of Series A Bonds on the Tel Aviv Stock Exchange.

ITEM 1

012 Smile Communications Ltd.

(“The Company”)

Prospectus for registration for trade on the
Tel Aviv Stock Exchange Ltd.

Of

424,999,800 registered bonds (series A), of 1 NIS par value each, for payment (principal) in 8 equal annual payments on the 15th of March of each one of the years between 2009 until 2016 (inclusive), bearing an annual interest of 4.75% and linked (principal and interest) to the Consumer Price Index published on February 15, 2007 for the month of January 2007. The interest for the unpaid remaining bonds (series A’) will be paid in equal annual payments on the 15th of March of each one of the years between 2009 until 2016 for the period ended on the last day before such date. The bonds (series A) were issued to the investors nominated in the first addition of the Securities Law 5728-1968, in a number of private offerings between March – May, 2007 (Hereinafter: “Private Offering”). The first payment for the principal and the interest will be made on March 15, 2009 for the period between March 8, 2007 and March 14, 2009, according to 365 days and will include an additional payment for the extra interest to apply to the bonds (series A) during the period starting from the date of the Private Offering until the date of registering the bonds for trade, all as specified in clause 19.4.3.1 of the Prospectus. The last interest payment will be made together with the last payment of the bonds’ principal.

The Company’s ordinary shares are registered for trade on the Tel Aviv Stock Exchange Ltd. (Hereinafter: “The Stock Exchange”) under the symbol “Samelet” and the Nasdaq Global Market (Hereinafter” “Nasdaq”) under the symbol “SMLC”

Following are the main risk factors that may affect the Company:
Factors associated with the Company’s businesses: (1) The Company recently grew substantially, imposing a heavy burden on its resources. The Company might not succeed in implementing its growth strategies, which may adversely affect its ability to continue and grow or maintain its revenues and profits; (2) The Company might not succeed in merging the activities of 012 Golden Lines Ltd. (Hereinafter: “Golden Lines”) into the Company, in a manner that may limit its ability to achieve the expected advantages from the purchase of Golden Lines and may adversely affect its activity; In addition, the Company might be exposed to significant expenses in the future associated with the efforts from the said merger, which will decrease its revenues; (3) The Company does not foresee success in maintaining the rate of growth of profits according to recent developments. In such case, there might be a decrease in the price of the Company’s shares; (4) The change in regulation or law may adversely affect the Company’s businesses and activity and also cause an increase in the competition and a devaluation in the Company’s profits and revenues; (5) Existing regulatory limits which apply to “Bezeq” – the Israel Telecommunications Corp. Ltd. may change in the future and lead to a growth in competition and a decrease in the Company’s revenues from connection fees; (6) The Company relies on its ability to maintain and renew its regulatory licenses necessary for managing its businesses in a complete manner. The Company’s inability to maintain and renew its existing regulatory licenses may adversely affect its activity, profitability and revenues; (7) The Company works in a dynamic industry and therefore needs to obtain additional licenses, including a license to supply WiMax services, on a commercial basis. The Company’s inability to obtain new licenses as said, may adversely affect the Company’s possibility to grow and its revenues; (8) The Company is operative in the communication industry, characterized by extensive competition, with existing and potential players with resources and significant clients, and also characterized by a regulatory authority that encourages joining the industry, which may intensify price competition, increase Company expenses and limit the Company’s ability of retain or expand its market share; (9) A reduced demand for “hubbing” services by one or more of the significant “hubbing” clients, may substantially reduce the Company’s profits from the said “hubbing” services; (10) The Company works in a market characterized by maturity and high user penetrability – which may lead to lowering prices and increasing the marketing efforts in order to preserve existing clients and attract new clients, which may adversely affect the Company’s profitability; (11) The Company relies on its senior management staff, directors and employees; losing key figures from senior management or the Company’s inability to retain directors and employees with high levels of qualification, may adversely affect the Company’s future activity and profitability; (12) The Company may be exposed to fines and claims for breaching the Israeli Communications Law or breaching the Ministry of Communication’s program for mobile number portability regarding demanded number portability, which may adversely affect the Company’s profitability; (13) The Company’s VOB services are different from traditional telephony services and might not be adopted by the main stream of clients, which may undermine the future growth of the Company; (14) The Company’s activity relies on its ability to expand and upgrade its network and incorporate innovative technologies and equipment therein. Any fault in the Company’s systems, difficulties in expanding or upgrading the Company’s network and difficulties introducing new features, may cause an increase in the Company’s expenses and adversely affect the Company’s financial results; (15) The market of broadband data and the market of traditional sound services, are subject to rapid technological changes which may undermine the Company’s competitive abilities, causing an increase in its expenses; (16) It is possible that the Company will not succeed in assimilating the WiMAX services – which may undermine the Company’s growth strategy; (17) The Company might not succeed in preserving its current clients who previously used the international call services of 015, as part of the attempt of the transition to the telephony services of 012 according to the regulatory demands, in a manner which may devaluate the Company’s revenues; (18) If the Company will not succeed in developing its brands, it might not be able to attract a sufficient quantity of clients in order to preserve its share in the market or expend it, or to improve the sales and marketing expenses of the Company; (19) The Company relies on certain suppliers and if relations with such suppliers will terminate, it is possible that it will not be able to replace them under reasonable engagement conditions, which may cause an increase in the Company’s expenses and undermine its profitability; (20) The Company is exposed to risks associated with its network infrastructures and relies on the services of external suppliers. If the level of service that the Company will receive from its external suppliers will go down, then it is possible that it will not be able to retain its level of service and extent thereof, which may result in a decrease in the Company’s revenues and undermine its activity; (21) The Company may be exposed to objections regarding its trademarks and might lose its rights to use the intellectual property assets granted by third parties, in a manner which may adversely affect its activity and undermine its future growth; (22) It is possible that the Company’s products and services will become outdated and the Company will not be able to develop competitive products or services within a reasonable time, or not at all, which may adversely affect the Company’s competitive ability and its financial results; (23) The Company’s systems and activity are susceptible to various damages and disruptions, which may expose the Company to risks or claims or cause significant losses and undermine its reputation; (24) The Company might be exposed to essential obligations and liabilities as a result of broadband data services and traditional sound services, in a manner that may increase its expenses and deflect the Company’s management’s schedules and resource and also adversely affect the results of its activity; (25) Apprehension from health hazards concerning radiation from WiMAX antennas and other wireless services may expose the Company to lawsuits, undermine the frequency of use of the Company’s services and adversely affect the Company’s businesses and revenues; (26) The emergency call services activated by the Company using the VOB technology, are different than the traditional emergency call services in a manner which may expose the Company to essential liabilities;

Factors associated with the Company’s relations with Internet Gold – Gold Lines Ltd. (Hereinafter: “Internet Gold”), Smile, Media Ltd. and Eurocom Communications Ltd. (Hereinafter: “Eurocom”): (27) The historical financial information of the Company, as presented in the Prospectus, does not represent the Company’s activity as an independent entity and is not a reliable index for its future results; (28) In light of the control of Internet Gold and Eurocom in the Company’s voting rights, it is often possible that investors in the Company will not have a substantial ability to impact a Board decision; (29) Conflict of interests may occur between the Company and Internet Gold, Eurocom and other companies from the Eurocom Group; such conflict of interests may be solved by ways which are not necessarily in the best interest of the Company, in a manner which may devaluate the Company’s revenues and profitability.

Risks associated with the bonds (series A): (30) The Company has a substantial debt to various creditors. The Company’s obligations to pay the principal and interests for the debt might limit the Company’s future activity and also limit its ability to fulfill obligations regarding the bonds (series A). Despite the Company’s current leveraging, it is possible that it will be able to commit to additional essential debts, which may further_increase the risk; (31) The bonds (series A) will be inferior in grade compared to future assured debts of the Company and other assured obligations, subject to the provisions specified in clause 19.4.25.3 of the Prospectus; (32) The bonds offered according to this Prospectus are offered to the public for the first time and there is no existing market for such type of securities of the Company, and also there is no certainty that a liquid market for such bonds will develop; (33) The market price of the bonds (series A) may be subject to fluctuations;

Risks associated with the Company’s activity in Israel: (34) The Company manages its activity in Israel and its businesses are focused on the Israeli audience; therefore, the results of the Company’s activities may be adversely affected by the political, economic and military instability in Israel; (35) The Company’s activity may be limited during a national emergency; (36) The results of the Company’s activity might be adversely affected if the inflation in Israel will not be balanced on the relevant dates by a devaluation of the New Israeli Shekel compared to foreign currencies we are exposed to and by protecting the currency’s value and changes in the Israeli Consumer Price Index;

The bonds (series A) are not assured by any securities. The bonds (series A) will be presented in an equal security level among themselves, without any prerogative or preference rights of one over the other. The Company undertook by a trust deed not to create any pledge (permanent pledge or a floating pledge) on Company assets, all or any part thereof, until the bonds (series A) are paid in full – unless by decision of the owners of the bonds (series A) to be made by a regular majority (50%) at a general meeting of the bond (series A) owners. No pledges are registered on Company assets as of the date of this Prospectus.

The bonds (series A) can be paid immediately only in cases as described in clause 19.4.15 of the Prospectus. The Company will be entitled (but not obligated), bases on its sole discretion, to perform an early redemption, full or partial, of the bonds during the last weeks of each calendar quarter, subject to the provisions stipulated in clause 19.4.10 of the Prospectus.

This Prospectus is performed according to the exemption from the Securities Regulations (Details, structure and form of a prospectus) 5729-1969, given to the Company by the Securities Authority in Israel, by authority of clause 35i of the Securities Law, 5728-1968 (Hereinafter :“Securities Law”). With respect to the exemption that the Company received for the Prospectus, see chapter 1 of the Prospectus.

The Company’s current reports are made according to U.S. securities laws in English, the regulations of double registration stipulated in chapter E 3 of the Securities Law, 5728-1968 and the regulations pursuant thereto.

Registration of the bonds (series A) for trade according to this Prospectus is only in Israel and is intended only for Israeli residents and is not intended for residents of other countries and is according to the provisions of Category 1 of the provisions of Rule 903 (b) (1) (ii) (A) of “Regulation S” applied under the U.S. Securities Act of 1933 (Hereinafter: “Regulation S” and “Securities Act”, respectively).Without derogating from the foregoing the bonds are not being sold in the United States and/or to a “U.S Person” as defined in “Regulation S”. No person is authorized to perform efforts for sale regarding the securities offered according to this Prospectus in the United States. Only the laws of the State of Israel will apply to this Prospectus, the bonds registered for trade according thereto and anything resulting and/or pertaining to the Prospectus, and the exclusive and sole jurisdiction for any matter resulting and/or pertaining therein, is awarded to the authorized courts in Israel only.

This Prospectus was not submitted to the Securities and Exchange Commision in the United States. The securities to be registered for sale according to this Prospectus are not registered according to the U.S Securities Act and the buyers of the bonds according to this Prospectus are not permitted to offer and/or sell them in the United States or to a “U.S. Person” unless they are registered according to the U.S. Securities Act or if there is an exemption from the registration requirement according to the U.S. Securities Act. The Company does not undertake to register the bonds for trade according to the U.S. Securities Act.

The Stock Exchange has given its consent to register the bonds (series A) for issuance by private offering for trade, taking into account that the Company is in compliance with the minimum spread of the public’s holdings of the bonds (series A) and is also in compliance with the minimum value of the public’s holdings of the bonds (series A) as specified in clause 19.2 of the Prospectus.

The Company is a party to a transaction with related parties of the Company. For details see the clause with the heading “Related Party Transactions”.

The Company has stipulated provisions regarding clauses 50 (a) and 259 of the Companies Law, 5759-1999 in its Articles of Association.

The bonds (series A) were graded by Midroog Ltd. (A1). For details regarding the implication of the grading and considerations thereof, see chapter 19 of the Prospectus.

The trustee for the bonds (series A): Shiff Hazenfratz Trustees (2004) Ltd.

The Company estimates the costs in connection with this Prospectus are approximately 380,000 NIS.

A copy of the Prospectus can be reviewed on the website of the Securities Authority at www.magna.isa.gov.il and the website of the Stock Exchange at http://maya.tase.co.il

Date of Prospectus: November 21, 2007

Chapter 1: Introduction

1.1	General

Registration of the bonds (series A) for trade according to this Prospectus is only in Israel and is intended only for Israeli residents and is not intended for residents of other countries and is according to the provisions of Category 1 of the provisions of Rule 903 (b) (1) (ii) (A) of “Regulation S” applied under the U.S. Securities Act of 1933 (Hereinafter: “Regulation S” and “Securities Act”, respectively). Without derogating from the foregoing the bonds are not being sold in the United States and/or to a “U.S Person” as defined in “Regulation S”. No person is authorized to perform efforts for sale regarding the securities offered according to this Prospectus in the United States. Only the laws of the State of Israel will apply to this Prospectus, the bonds registered for trade according thereto and anything resulting and/or pertaining to the Prospectus, and the exclusive and sole jurisdiction for any matter resulting and/or pertaining therein, is awarded to the authorized courts in Israel only.

This Prospectus was not submitted to the Securities and Exchange Commision in the United States. The securities to be registered for sale according to this Prospectus are not registered according to the U.S Securities Act and the buyers of the bonds according to this Prospectus are not permitted to offer and/or sell them in the United States or to a “U.S. Person” unless they are registered according to the U.S. Securities Act or if there is an exemption from the registration requirement according to the U.S. Securities Act. The Company does not undertake to register the bonds for trade according to the U.S. Securities Act.

Before receiving the Stock Exchange’s consent to register the bonds for trade, the Company received a legal opinion stating that, among other things, the bonds registered for trade according to this Prospectus fall under “Category 1” according to Rule 903 (b) (1) (ii) (A) of “Regulation S” and that restrictions regarding resale of the bonds on the Stock Exchange, according to the exemption stipulated in Rule 904 of “Regulation S”, will not apply to the bonds registered for trade on the Stock Exchange according to this Prospectus, subject to, among other things, certain assumptions regarding the identity of the buyers, place of making the offer, presentations of the buyers and application of the laws of the State of Israel regarding the bonds registered for sale according to this Prospectus.

The original offering of the bonds was not in the United States and/or to a U.S. Person as defined in “Regulation S”, according to the exemption from registration according to Rule 903 (b) (1) (ii) (A) of “Regulation S”.

The decision to purchase the bonds registered for trade on the Stock Exchange according to this Prospectus must only be made based on information submitted in this Prospectus. The Company did not authorize any other person or body to submit information different than that the specified in this Prospectus. This Prospectus does not form a securities offer in any country other than the State of Israel.

1.2	Permits

The Company received all the permits, certificates and licenses required according to applicable law for the offering and issuance of securities and publishing this Prospectus.

The consent of the Securities Authority to publish this Prospectus, does not constitute an approval of the details herein or confirmation of their credibility or correctness and does not constitute an opinion regarding the quality of the offered securities.

The Tel Aviv Stock Exchange (Hereinafter: “The Stock Exchange”) has given its consent to register the bonds (series A) for trade according to this Prospectus.

The Stock Exchange’s consent does not constitute an approval of the details in this Prospectus or confirmation of their credibility or correctness and does not constitute an opinion regarding the Company or the quality of the offered securities or the price for which they are offered.

Registration of the bonds (series A) for trade is conditioned by fulfilling the requirements for registration for trade according to the directives of the Stock Exchange, including, among other things, minimal diversification of bonds (series A) and minimal value of public holdings of the bonds (series A), all as specified in clause 19.2 of the Prospectus.

1.3	Exemption from the Securities Authority

1.3.1	Clause 35.29 of Chapter E 3 of the Securities Law 5728-1968 (Hereinafter: “Securities Law”), stipulates,among other things, that the Securities Authority is authorized to exempt a corporation incorporated in Israel, offering securities to the public, from provisions regarding details in the Prospectus, its structure and form, all or part thereof, if the securities are registered for trade on a foreign stock exchange.

1.3.2	The Company received an exemption from the Securities Authority according to clause 35.29 of the Securities Law, from the application of the Securities Regulations (prospectus details, structure and form) 5729-1968 with regard to this Prospectus (Hereinafter respectively: “Regulations of Prospectus Details” and “Exemption from the Authority”). The Exemption from the Authority is subject to granting an opinion, that if the Company would act to register the securities for trade in the United States according to this Prospectus, according to the Securities Act of 1933, the Company would be entitled to do so according to registration Form F-1 (Hereinafter: “Form F-1”).

1.3.3	Accordingly, this Prospectus complies, in all material aspects, with the demands of Form F-1, except: the cover, “Introduction”, “conditions of the bonds”chapter and the fact that certain clauses and appendixes, which would have been included in Form F-1, that are irrelevant to the matter of registering the bonds for trade in Israel and are technical by nature, are not included in this Prospectus. It is emphasized that this Prospectus was not submitted to the U.S. Securities and Exchange Commission or reviewed by it.

1.3.4	The Introduction Chapter, cover page, “conditions of the bonds” chapter, “attorneys’ opinion” and the signatures on the Prospectus were prepared in Hebrew according to the Regulations of Prospectus Details.

1.3.5	The remaining chapters of the Prospectus have been prepared as if the bonds were to be registered for trade in the United States.

1.3.6	Current reports of the Company are in English, according to the double registration regulations in Chapter E 3 of the Securities Law and the regulations pursuant thereto. In addition, according to the Exemption from the Authority, the Company will continue to report according to the regulations of double registration..

General Remarks
Unless the context otherwise requires, references in this prospectus to “the company,” “our company,” “we,” “our,” “us” “012 Smile” and “012 Smile.Communications” means 012 Smile.Communications Ltd. and its subsidiaries; “Internet Gold” means Internet Gold-Golden Lines Ltd. and its subsidiaries (other than the Company); and “012 Golden Lines” means 012 Golden Lines Ltd. including its wholly-owned subsidiary, 012 Telecom Ltd. The term “NIS” refers to New Israeli Shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus.

Presentation of Financial Information
Unless otherwise indicated, U.S. dollar translations of the NIS amounts presented in this prospectus are converted using the rate of NIS 4.249 to $1.00, the representative rate of exchange as of June 30, 2007 as published by the Bank of Israel.

Reading this prospectus, you should note that currency fluctuations may positively or negatively affect the presentation of our operating expenses and net income in U.S. dollars depending on increases or decreases of the U.S. dollar conversion amounts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosure about Market Risk–Effects of Currency Fluctuations.”

2.       Prospectus Summary

This summary highlights information contained in other parts of this prospectus and provides an overview of the material aspects of this prospectus. This summary does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, including the risks of investing in our securities discussed under “Risk Factors” beginning on page 9, our financial statements and the related notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In this prospectus, the description of our business assets and liabilities speaks as if such assets and liabilities were ours for all historical periods described in this prospectus. The historical financial information included in this prospectus has been derived from Internet Gold’s accounting records. Internet Gold did not account for our business, and we did not operate, as a separate, stand-alone company for the historical periods presented other than for the six months ended June 30, 2007. Accordingly, our historical financial results as part of Internet Gold may not reflect our financial results in the future as a separate stand-alone company or what our financial results would have been had we operated as a separate stand-alone company during such periods. We have also provided certain unaudited pro forma financial information to illustrate the estimated effects of the acquisition of 012 Golden Lines on our historical financial position and results of operations. We derived the combined pro forma financial information for the year ended December 31, 2006 from our audited combined financial statements and from audited consolidated financial statements of 012 Golden Lines.

012 Smile.Communications Ltd.

We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are the first to be granted a license to provide WiMAX-based services on a trial basis.

We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in the 2006 annual report of Bezeq The Israel Telecommunications Corp. Ltd., or Bezeq, the incumbent local telephony provider, and the number of broadband access customers we had. As of June 30, 2007, we provided services to approximately 982,000 registered household customers and approximately 98,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel which includes the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We believe that our acquisition of 012 Golden Lines provides us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. We believe that we will be able to enjoy significant future savings as a result of efficiencies of scale and our increased buying power. During the first six months of 2007, we began to realize projected synergies and cost savings, and expect that we will begin to realize the full effect of these synergies by the end of 2007. For the year ended December 31, 2006, we had revenues of NIS 1,038.5 million ($244.4 million) on a pro forma basis, and for the six months ended June 30, 2007, we had revenues of NIS 551.3 million ($129.7 million).

In an effort to further expand our customer base and increase penetration into new and existing markets, we plan to continue to cross-sell our services and leverage advanced technologies to broaden our service offerings. We believe that offering multiple complementary services allows us to increase revenue per customer, provide greater pricing flexibility and promote customer retention. We believe that our VoB service provides an innovative complementary service for new customers and for our existing customer base that, as of June 30, 2007, was over 1,080,000 households and businesses and enables us to cost-effectively enter the large Israeli market for local telephony with a versatile, feature-rich, low cost service that can be bundled with other services we offer. We also believe that the expected implementation of the number portability program mandated by the Ministry of Communications to occur at the end of 2007 provides us an opportunity to increase our penetration of the local telephony market. We are also considering the expansion of our service offerings to include Internet protocol television, or IPTV, as well as mobile virtual network operator, or MVNO, at such time as commercial licenses for such services become available.

We have made significant investments in our multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using Internet protocol, or IP. Our investment has allowed us to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. Our network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies, such as WiMAX. In addition, we use our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers. Under the “open access” policy that the Ministry of Communications has mandated, Bezeq and HOT-Telecommunications Systems Ltd., or HOT, the incumbent local cable provider, are required to provide access to their infrastructure, including last-mile access to homes and offices. Our multipurpose network and the “open access” policy allow us to provide a full suite of services to almost all of the homes and businesses in Israel.

Our Strengths

We believe that, because of the following competitive strengths, we will be able to maintain and enhance our position as a leading communication services provider in Israel:

—	Significant market share. We have a diversified residential and business customer base, and we believe we have a leading market share in Israel in the broadband and the traditional voice markets. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in Bezeq’s 2006 annual report and the number of broadband access customers we had.

—	High level of brand recognition. We believe our brands are among the most recognized and respected consumer brands in Israel and are associated with reliability and quality of service. In a survey we commissioned in December 2006, our 012 brand, recognized by 91% of Israeli consumers, was one of the most recognized international telephony and broadband Internet access services brands in Israel.

—	Wide range of services offered on our advanced multipurpose network infrastructure. Our wide range of services allows us to offer customized voice and data services that address the specific communications needs of our customers. Our ability to offer a wide range of enhanced communications services has allowed us to attract new customers as well as solidify our market position by cross-selling to existing customers and thus increasing our revenues per subscriber. We provide our services in a cost-efficient manner over our advanced multipurpose network infrastructure, which allows us to achieve significant operating leverage.

—	Demonstrated ability to capitalize on the evolving communications technology landscape. Over the past five years, we have continually expanded our offerings to include advanced broadband services, such as VoB, WiFi and, on a trial basis, WiMAX. We were the first company to provide VoB services in Israel and the first to obtain a commercial license to offer VoB services without any limitation on the number of subscribers. Similarly, in March 2007, we were awarded the first license to conduct fixed WiMAX technology trials in Israel, which was later amended to also include mobile WiMAX trials.

—	Experienced management team and strong equity sponsorship. After the acquisition of 012 Golden Lines in 2006, we integrated our and 012 Golden Lines’management teams. Our executive officers have an average of approximately 10 years of experience in the Israeli communications market, significant experience in successfully managing fast growing companies, and a solid track record in previous managerial positions. Our immediate parent company, Internet Gold, is a public company controlled by Eurocom Communications, one of Israel’s major communications groups. We enjoy access to the senior management of both Internet Gold and Eurocom Communications, who are highly experienced managers.

Our Strategy

Our growth strategy includes the following components:

—	Maximize customer satisfaction, retention and growth. We will continue to focus on our strong commitment to customer satisfaction to keep churn rates low and achieve customer growth through customer referrals.

—	Increase penetration and cross-selling of services to existing customer base. We intend to leverage our large residential and business customer base and our strong brand recognition to increase our average revenue per user, or ARPU, by cross-selling our existing services.

—	Expand penetration into the local telephony market. We intend to capitalize on our commercial license to offer VoB services to increase our number of local telephony customers and achieve a greater share of the local telephony market.

—	Utilize advanced technologies to expand our services and enter new markets. We are continually broadening our service offerings by leveraging advanced technologies, specifically VoB and wireless solutions such as WiMAX and WiFi. We will also consider expanding our service offerings in the future to include IPTV as well as MVNO services.

—	Selectively pursue growth opportunities. We plan to pursue growth opportunities through acquisitions or strategic alliances with entities providing services complementary or similar to ours. We currently have no plans, proposals or arrangements with respect to any such acquisitions.

Our Corporate Information

Prior to our initial public offering of ordinary shares on the NASDAQ Global Market on October 31, 2007 (the: “Initial Offering”), we were a wholly-owned subsidiary of Internet Gold, a public company traded on The NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index. Internet Gold currently owns approximately 73.3% of our ordinary shares. In November 2004, Internet Gold became our sole shareholder after purchasing our ordinary shares from our prior shareholders. As part of its internal restructuring in 2006, Internet Gold transferred its communications and media operations into two operating subsidiaries. Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this prospectus as the Communications Business. Internet Gold transferred its media business and we transferred certain media assets, including P1000.co.il, an Internet commerce website, to our sister company, Smile.Media Ltd. Eurocom Communications owned 58.0% of Internet Gold’s outstanding shares as of June 30, 2007. Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

Our principal executive offices are located at 25 Hasivim Street, Petach-Tikva, 49170 Israel, and our telephone number is + 972-72-2002111. We were incorporated under the laws of the State of Israel in 1999 as Gold–E Ltd., changed our name to Goldtrade Electronic Trading Ltd. in 2006, changed our name to Smile.Communications Ltd. in 2006 and changed our name to 012 Smile.Communications Ltd. in 2007 following our acquisition of 012 Golden Lines Ltd. Our website address is www.012.net. The information contained on our website is not part of this prospectus.

We have obtained a license from Internet Gold for the use of our “Smile” logo and intend to apply for trademark registration of “012 Smile.Communications” in Israel. 012 and 012Mobile logos are registered trademarks in Israel. All other registered trademarks appearing in this prospectus are owned by their holders.

The Registration of the Series A Debentures under this prospectus

Series A Debentures outstanding	NIS 424,999,800

Maturity Date	The Debentures are repayable (principal) in 8 equal annual installments on March 15 of each of the years 2009 to 2016 (inclusive), bearing interest per year of 4.75%*, and linked (principal and interest) to the Israeli consumer price index as published for January 2007. Interest is payable annually on March 15 of each of the years 2009 to 2016 (inclusive).

Use of proceeds	We will not receive any proceeds from this offering.

Interest	4.75%*

Proposed TASE Symbol	SMLT

Risk factors	See “Risk Factors” beginning on page 13, and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our securities.

* Until the listing of the Debentures for trading on the Tel Aviv Stock Exchange the interest on the Debentures is 5.85%.

Summary Combined Financial Data

The following tables set forth summary historical combined statement of operations data for each of the years ended December 31, 2004, 2005 and 2006 and have been derived from our audited combined financial statements included elsewhere in this prospectus. The following tables also set forth summary unaudited pro forma statement of operations data for the year ended December 31, 2006 and have been derived from our audited combined financial statements and the audited consolidated financial statements of 012 Golden Lines included elsewhere in this prospectus. The following tables also set forth summary financial information as of June 30, 2007 and for the six months periods ended June 30, 2006 and 2007 and have been derived from our unaudited financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of our financial position and results of operations for these periods. The summary unaudited pro forma operating data for the six months ended June 30, 2006 included in the following tables have been derived from our unaudited combined financial statements and the unaudited consolidated financial statements of 012 Golden Lines. Our historical results and the pro forma information are not necessarily indicative of our results for any future period. The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and notes to those statements included elsewhere in this prospectus. Our statement of operations data for 2006 excludes the results of 012 Golden Lines, which was acquired on December 31, 2006. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year. The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at June 30, 2007 (NIS 4.249 = $1.00).

Combined Statement of Operations Data	Year ended December 31,				Year ended December 31, 2006		Six months ended June 30,
	2004	2005	2006	2006	Pro Forma(1)		2006	2006 Pro Forma(1)	2007
					(unaudited)		(unaudited)
	NIS			$	NIS	$	NIS		NIS	$
	(NIS and Dollars in thousands, except per share data)

Revenue	182,215	244,376	343,086	80,745	1,038,450	244,399	158,090	486,363	551,298	129,748

Costs and operating expenses:

Cost of revenue	77,295	136,856	224,565	52,851	753,672	177,376	101,700	348,757	387,352	91,163

Selling and marketing	66,235	60,595	59,864	14,089	165,145	38,867	30,354	85,816	78,168	18,397

General and administrative	17,389	22,859	22,921	5,394	48,936	11,517	11,301	25,490	26,524	6,242

Impairment and other charges	-	-	10,187	2,398	18,833	4,432	-	3,668	1,907	449

Total costs and operating expenses	160,919	220,310	317,537	74,732	986,586	232,192	143,355	463,731	493,951	116,251

Operating income	21,296	24,066	25,549	6,013	51,864	12,207	14,735	22,632	57,347	13,497

Financial income	1,894	1,197	1,829	430	9,456	2,225	858	6,174	2,532	596

Financial expenses	430	6,539	19,095	4,494	70,164	16,513	3,170	22,706	26,292	6,188

Combined Statement of Operations Data	Year ended December 31,				Year ended December 31, 2006		Six months ended June 30,
	2004	2005	2006	2006	Pro Forma(1)		2006	2006 Pro Forma(1)	2007
					(unaudited)		(unaudited)
	NIS			$	NIS	$	NIS		NIS	$
	(NIS and Dollars in thousands, except per share data)

Income (loss) before income taxes	22,760	18,724	8,283	1,949	(8,844)	(2,081)	12,423	6,100	33,587	7,905

Income tax expenses	8,371	6,972	10,315	2,428	8,084	1,903	4,100	3,347	12,426	2,925

Net income (loss) from
continuing operations					(16,928)	(3,984)		2,753

Net income (loss)	14,389	11,752	(2,032)	(479)			8,323		21,161	4,980

Earnings (loss) per share:

Basic and diluted earnings (loss)
per share from continuing
operations					(0.77)	(0.18)		0.12

Basic and diluted earnings (loss)
per share	0.78	0.64	(0.11)	(0.03)			0.45		1.15	0.27

Weighted average number
of ordinary shares used in
calculation of basic and
diluted earnings per share	18,370,000	18,370,000	18,370,000	18,370,000	22,041,000	22,041,000	18,370,000	22,041,000	18,370,000	18,370,000

Pro forma earnings per share(2):

Basic and diluted earnings per
share									1.11	0.26

Weighted average number of
ordinary shares used in
calculation of basic and
diluted earnings per share									22,041,000	22,041,000

Other data

Adjusted EBITDA(3)	40,800	46,885	57,169	13,456	191,667	45,109	26,278	91,104	114,372	26,918

Capital expenditures	20,704	14,098	11,175	2,630	86,136	20,272	6,593	50,309	25,245	5,941

Depreciation and amortization	19,504	22,819	21,433	5,045	120,970	28,470	11,543	64,804	55,118	12,972

Subscribers(4):

Registered customers	329	339	356		1,053		334	1,010	1,080

Active customers	192	208	247		694		223	665	704

Combined Balance Sheet Data	As at June 30, 2007
	Actual		As Adjusted(5)
	NIS	$	NIS	$
	(NIS and Dollars in thousands)

Cash and cash equivalents	47,518	11,183	185,446	43,645

Total assets	1,392,049	327,618	1,531,089	360,341

Total short-term debt	157,246	37,008	53,995	12,708

Total long-term debt, net of current maturities	535,702	126,078	468,993	110,377

Parent company investment and additional paid in capital	345,007	81,197	654,007	153,920

(1)	The summary unaudited pro forma statement of operations data for the year ended December 31, 2006 and for the six months ended June 30, 2006 is adjusted to give effect to the acquisition of 012 Golden Lines, including amortization and financial expenses resulting from the acquisition as of January 1, 2006, and to the application of a portion of the net proceeds from the Initial Offering to repay a portion of our outstanding indebtedness.

(2)	The pro forma basic and diluted earnings per share are based on the basic and diluted weighted average number of ordinary shares of the company outstanding during the period, which were retroactively adjusted to reflect shares issued to our parent company, Internet Gold, in connection with the transfer of the Communications Business, and include 3,671,000 ordinary shares sold in the Initial Offering, the proceeds of which will be used to repay debt incurred in the acquisition of 012 Golden Lines. The number of shares used for this calculation is based on the initial public offering price of $12 per share, The pro forma net income for the six months ended June 30, 2007 used to calculate the pro forma earnings per share reflects reduced interest expense of NIS 3,397 ($799) resulting from the repayment of NIS 169,960 ($40,000) of our outstanding indebtedness from the net proceeds of the Initial Offering. The reduced interest expenses were calculated based on a weighted average interest rate of 4% for the period during which such borrowings were outstanding.

(3)	Subscriber data refers to the following:

Registered customers–customers who have registered to receive services from us as of the end of the period. Active customers–customers who were billed by us during the 12 months preceding the end of the period.

(4)	The summary as adjusted unaudited balance sheet data as of June 30, 2007, reflects our receipt of net proceeds of $72.7 million from our sale of 6,675,000 ordinary shares in the Initial Offering, at aninitial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses, and the application of a portion of such net proceeds to repay $24.3 million of our short-term debt, to redeem $15.7 million of our outstanding Series A Debentures, and to pay $262,000 of additional contingent purchase price consideration to a former minority shareholder in 012 Golden Lines.

3.       Risk Factors

Investing in our Debenturess involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to invest in our Debentures. If any of the following risks actually occurs, our business, financial condition or results of operations would suffer. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business

We have experienced significant growth, which has placed a substantial strain on our resources. The failure to successfully implement our growth strategy could adversely affect our ability to continue to grow or sustain our revenues and profitability.

As part of our growth strategy, we acquired one of our principal competitors, 012 Golden Lines on December 31, 2006. With this acquisition, our total assets increased to NIS 1,371.6 million ($322.8 million) as at December 31, 2006 from NIS 223.4 million as at December 31, 2005, and our revenues increased to 1,038.5 million ($244.4 million) for the year ended December 31, 2006 on a pro forma basis. Our revenues increased to NIS 551.3 million ($129.7 million) for the six months ended June 30, 2007 from NIS 158.1 million for the six months ended June 30, 2006 primarily due to our acquisition of 012 Golden Lines. We experienced significant growth prior to the acquisition of 012 Golden Lines, as our revenues increased to NIS 343.1 million ($80.7 million) for the year ended December 31, 2006 from NIS 244.4 million for the year ended December 31, 2005. Our organic growth and the recent acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on our management as well as our operational, administrative and financial resources and our internal controls. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding customer base and is expected to continue to grow as we expand our business. We cannot guarantee that our infrastructure, technical and customer support staff, operational and billing systems and other resources will adequately accommodate or facilitate the growth of our business.

Another part of our growth strategy is managing and reducing the costs associated with delivering our services, including recurring service costs such as communications and customer support costs as well as expenses incurred to add new customers, such as sales and marketing, installation and hardware costs. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could affect our ability to generate revenues, control expenses and sustain or increase our profitability.

We may not be successful in integrating the operations of 012 Golden Lines, which could limit our ability to achieve the expected benefits from the acquisition and could adversely affect our operations; and we may incur substantial costs in the future in connection with our integration efforts, which could reduce our net income.

Our ability to successfully integrate the business of 012 Golden Lines is uncertain. For the year ended December 31, 2006, 012 Golden Lines had revenues of approximately NIS 696.8 million ($164.0 million) and we more than doubled in size primarily as a result of the acquisition. We have begun to integrate our operations with the operations of 012 Golden Lines according to a plan that is intended to result in cost savings and other synergies. As part of this plan, we need to, among other things, integrate our and 012 Golden Lines’ network platforms, operating and billing systems and other software, consolidate the workforce and facilities, while continuing to provide quality services and accurate bills to our combined customer base.

Our goal is to optimize our ability to provide services to our customers, while controlling costs and improving the profitability of our integrated business. However, we may not be successful in implementing our integration plan and may incur substantial costs, including costs we may not anticipate, in connection with our integration efforts, which could reduce our net income. For example, if the integration of our and the 012 Golden Lines’ billing systems or the consolidation of our call centers is not successful, we could experience an adverse effect on our customer service, customer churn rate and an increase in the cost of maintaining these systems going forward. We could also experience operational failures related to billing and collection of revenue from our customers, which could have a material adverse effect on our business.

The demands on our management with respect to our integration have impacted the amount of time available to operate our business and plan and implement our growth strategy. Moreover, our new management team has only worked together for a limited period of time and there can be no assurance that they will be effective in implementing our integration plan or growth strategy. If we are not able to successfully implement our integration plan, we may not achieve the expected benefits, including the expected cost savings and synergies, from the 012 Golden Lines acquisition and our business, financial condition and results of operations may be adversely affected.

We do not expect to sustain our recent revenue growth rate, which may reduce our share price.

Our revenues increased at a compound annual growth rate, or CAGR, of 37.2% from NIS 182.2 million for the year ended December 31, 2004 to NIS 343.1 million ($80.7 million) for the year ended December 31, 2006. We do not expect to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. If we are unable to maintain adequate revenue growth, we may not have sufficient resources to execute our business objectives and our share price may decline. You must consider our business and prospects in light of the risks and difficulties we encounter as a growing communication services provider.

Changes in the regulatory and legal compliance environment could adversely affect our operations and business activities and could result in increased competition and reduced revenues and profitability.

We operate in a highly regulated industry in Israel, which limits our flexibility in managing our business. We are subject to regulation regarding communications licenses, antitrust and arrangements pertaining to interconnection and leased lines. Our business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications, as well as changes in laws, regulations or government policy affecting our business activities, such as the following:

—	Deregulating the monopoly-based restrictions imposed on Bezeq, Israel’s incumbent telephony operator, and its affiliates;

—	Deregulating the restriction imposed on the Bezeq and its affiliates, including on D.B.S. Satellite Services (1998) Ltd., which operates under the trade name YES, Israel’s sole satellite television service provider, that prevents it from providing VoB services;

—	Deregulating the restrictions imposed on cellular operators that currently prevent them from providing international telephony services;

—	Changing the regulation that requires the incumbent infrastructure providers Bezeq and HOT to allow us “open access” enabling us to provide broadband and traditional voice services, or deregulating the restrictions that currently prevent them from charging us for the use of their infrastructure;

—	Changing the regulations affecting our interconnection arrangements with other operators;

—	Changing call termination tariffs;

—	Establishing regulations relating to initiation of WiMAX services and installation of WiMAX antennae, including environmental and land use regulation;

—	Limiting the prices that we may charge our customers;

—	Broadening or increasing the range of revenues on which royalties are paid; and

—	Changing the regulations affecting our international and local telephony business.

Such actions could result in increased competition and expenses, and reduced revenues and profitability.

The current legislation in Israel grants the Ministry of Communications extensive regulatory and supervisory authority with respect to our business, as well as the authority to impose substantial sanctions, such as fines. As a result, the interpretation and implementation of laws and regulations as well as provisions of our licenses are subject to the administrative discretion of the Ministry of Communications.

Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that we expect and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to our business.

The regulatory limitations on Bezeq could change in the future and result in increased competition, and a reduction in our revenues from interconnect fees.

Bezeq is currently subject to several regulatory limitations, including restrictions on its ability to provide bundled service offerings, restrictions to entry into the VoB market, and supervised tariffs. Under its license, Bezeq is also subject to the principle of structural separation in providing its various communication services. Once Bezeq’s market share falls below certain thresholds, Bezeq may apply to the Ministry of Communications to begin providing bundled services, which could potentially include local and international telephony, broadband Internet access, Internet service provider, or ISP, services, cellular services and multi-channel TV. Bezeq may also apply to the Ministry of Communications to offer discounts on its supervised tariffs in the domestic fixed telephony market.

Bezeq pays us interconnect fees with respect to calls being made from Bezeq fixed-lines to our VoB lines. Bezeq has raised the claim that it should not be paying us interconnect fees because we use its infrastructure. Although the Ministry of Communications has determined that Bezeq should pay us interconnect fees for calls originated from Bezeq fixed-lines to our lines at the same tariff as we pay Bezeq, this determination will be reviewed by the Ministry of Communications in February 2009 and there is no certainty that the Ministry of Communications will not reverse its determination that Bezeq should pay us interconnect fees at then current rates or at all.

Further deregulation of various segments of the communication services market may allow Bezeq to be released from regulatory limitations, allowing it to bundle services and compete directly with us. Bezeq and its subsidiaries are not allowed to enter the VoB market until Bezeq’s market share falls under 85% of the fixed-line telephony market. Furthermore, the Ministry of Communications will, after February 2008, examine the competitive position of YES. We cannot be certain that the Ministry of Communications will not allow YES to enter the VoB market if its competitive position deteriorates. If the Ministry of Communications releases Bezeq from the prevailing regulatory limitations, it would enjoy a competitive advantage because it will be able to bundle services through its affiliates or in conjunction with a third party. This could result in Bezeq becoming an even stronger competitor. Bezeq currently has an advantageous position in the market because it has a dominant presence in all segments and can easily provide its customers with access to a great variety of services.

We depend on maintaining and renewing our existing regulatory licenses in order to fully conduct our business. Our inability to maintain and renew our existing licenses would negatively impact our operations, revenues and profitability.

Our ability to offer our broadband and traditional voice services depends on our ability to maintain and renew the licenses we have received from the Ministry of Communications. Although we are entitled to renew our licenses, such licenses are subject to many terms and conditions. Any renewal or extension is subject to the discretion of the Ministry of Communications and may be renewed or extended, if at all, on terms materially different to the terms under which we now operate. Any such change in the terms and conditions of our licenses may materially and adversely affect our results of operations. Our licenses may be suspended or revoked by the Ministry of Communications if we default under or violate their terms. Each license requires us to adhere to certain requirements, which include the scope of services to be provided under the license, the amount of royalties to be paid to the Ministry of Communications, technical standards employed by us in providing the services, maintenance and support procedures and protocols, our communications with customers and information to be provided to the Ministry of Communications on a regular basis.

The regulations promulgated under the Israeli Communications Law, 1982, or the Communications Law, restrict ownership of our shares and who can serve as our directors. The regulations provide that a majority of our directors must be Israeli citizens and residents, Israeli citizens and residents must own at least 20% of our outstanding share capital and must have the right to appoint at least 20% of our directors. In addition, our licenses provide that, without the approval of the Ministry of Communications, no person may acquire shares representing 10% or more of our outstanding share capital. If these requirements are not complied with, we will be found to be in breach of our licenses and our licenses could be changed, suspended or revoked, and we may also incur substantial fines. See “Government Regulation–Licenses and Applications.”

The domestic fixed-line, or DFL, license granted to our wholly-owned subsidiary, 012 Telecom, in February 2007 requires us to provide subscribers to our local telephony services the ability to make international calls through the international operator in Israel of their choice. Currently, due to technical limitations, our subscribers can dial abroad only through our system, but we expect to be able to resolve the issue by January 2008. We received a letter from the Ministry stating that we are allegedly in breach of the license and requesting our response.

While we believe that we are currently in compliance with all other material requirements of our licenses, the technical standards used to measure these requirements as well as other license provisions are subject to interpretation and we cannot be certain of our compliance. Accordingly, we cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

The industry in which we operate is dynamic, and we will need to seek additional licenses, including the license to provide WiMAX services on a commercial basis, in the future. Our inability to obtain any such new license may negatively impact our growth opportunities and revenues.

The communications industry is constantly evolving. New technologies and processes may require additional licenses from the Ministry of Communications. We cannot be certain that any such future licenses, including the license to provide WiMAX services on a commercial basis, will be granted to us or to our competitors and not to us, or on what terms they may be granted to us or to our competitors. Our ability to introduce new services, such as those based on WiMAX technologies, depends upon our ability to receive the appropriate licenses. To date, no licenses to provide WiMAX services on a commercial basis have been granted. In September 2007, the Ministry of Communication announced its intention to publish, following a public hearing, its policy for the “allocation of frequencies for broadband wireless access networks,” which includes the frequencies used by the WiMAX technology. According to the draft policy, which may be materially amended in the future, new operators that do not hold licenses issued under the Communications Law will have priority in the allocation of the frequencies, which may be granted based on tenders or on a “first request, first receive” basis. The Ministry of Communications’ draft policy does not fully specify the method that will be used in the allocation of the frequencies, and it does not specify the weight that will be given to each consideration.

Our introduction of any new licensed services under an existing license must be authorized by the Ministry of Communications and is subject to a review period of up to 60 days, which may be extended by the Ministry of Communications. Such review may cause us to lose critical time in bringing new services to market. Furthermore, the Ministry of Communications may refuse to allow us to introduce such new services or make the introduction of the services subject to various conditions. We are also considering the expansion of our service offerings to include IPTV, as well as MVNO, but have not yet applied for or received a license from the Ministry of Communication to provide such services, and the regulatory framework for the granting of such licenses has not yet been established by the Ministry of Communications. Our inability to obtain any new license, including the license to provide WiMAX services, IPTV or MVNO on a commercial basis or to introduce new services under an existing license, may negatively impact our growth opportunities and revenues.

We operate in the highly competitive communications industry with existing participants and potential participants that have significant resources and customers, and a regulatory authority that has encouraged new entrants, which could intensify price competition, increase our expenses and limit our ability to maintain or increase our market share.

We are subject to intense competition, which we expect will continue in the future. Moreover, our services are subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

The Ministry of Communications has encouraged new entrants into the broadband access market. HOT, the incumbent local cable provider that offers cable-modem access, has been legally permitted since March 2002 to provide Internet services through its affiliates, but has chosen not to do so. While we cannot predict if or when HOT will become an ISP, its entry into the market could significantly harm our competitive position in the broadband access market.

The Ministry of Communications has also encouraged new entrants into the international telephony services sub-sector. Israel’s cellular operators are currently not licensed to provide international telephony services. If this situation were to change, competition would be further intensified and could require us to lower our prices, grant incentives to customers, increase selling and marketing expenses and related customer acquisition costs and could also result in increased customer churn. Furthermore, recently, the operations of several of our competitors, NetVision, Barak and Globcall, were combined into a single entity by The IDB Group, a large Israeli investment and industrial group. This development could create a more formidable competitor offering bundled international telephony, broadband Internet access, data, local telephony and mobile services, which could harm our competitive position.

We expect other competitors, including companies that are not presently engaged in local and international telephony, to provide VoB services, as well as WiMAX services, when they receive the appropriate licenses from the Ministry of Communications, which could adversely impact our ability to increase our market share.

We also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.), which are not subject to licensing restrictions in Israel, as well as independent voice over Internet protocol, or VoIP, service providers which may choose to sacrifice revenue in order to gain market share and may offer their services at lower prices or for free. Such competitive environment could intensify price competition and limit our ability to maintain or increase our market share of the local telephony market.

A reduced demand for hubbing services by one or more of our significant hubbing services customers could significantly reduce our hubbing services revenues.

The profitability of our hubbing services business is driven by the needs of our customers whose demand for hubbing services is constantly fluctuating. As a result, our hubbing services business is subject to a high degree of volatility and could result in fluctuations in our reported revenues and net income on a quarterly basis. A significant reduction in demand for hubbing services by one or more of our principal hubbing services customers would have an adverse affect on our operating results and profitability.

We operate in a market which already exhibits maturity and high user penetration, and we may have to offer price reductions and increase marketing efforts to attract and retain customers, which may have a negative impact on our profitability.

The Israeli communications market is mature, with both traditional voice and broadband access being particularly competitive segments of the communications market, as demonstrated by the estimated 91% household penetration of fixed telephone lines and 62% broadband access penetration rate as of June 30, 2006, according to latest information published by the Ministry of Communications. Our future revenues will depend significantly on our ability to retain existing customers, to sell those customers additional services, such as local telephony, and to attract new customers from other providers and we may not be successful in doing so. In addition, the competitive market environment has required us in the past and may require us in the future to adopt an aggressive marketing policy in order to attract a greater number of customers, including reducing our rates. If adopted in the future, we cannot be certain that this strategy will be successful. Price reductions caused by increased competition, as well as the expenses associated with the marketing efforts required to attract and retain customers, may have a negative impact on our profitability.

We are reliant on our senior management team and our managers and employees, and a loss of any key member of our senior management or the inability to retain highly qualified managers and employees could have an adverse effect on our future operations and profitability.

Our future development is dependent upon our present and prospective management team, including Eli Holtzman, our vice chairman, Stella Handler, our chief executive officer, and Doron Ilan, our chief financial officer and vice president finance. We do not have “key person” life insurance policies covering any of our officers or employees. The loss of any key member of our senior management for any reason may have an adverse effect on our operations and profitability. In addition, our success depends on our ability to attract and retain highly qualified managers and employees. Competition for highly-skilled engineers and managers is intense in the industry in which we operate, and there can be no assurance that we will be successful in attracting, assimilating or retaining qualified engineers and mangers to fulfill our current or future needs. This could adversely impact our operations and financial performance.

We may be subject to fines or face claims of being in violation of the Communications Law or in violation of the Ministry’s number portability plan in connection with the requirement to provide number portability, which could adversely affect our profitability.

As a result of an amendment to the Communications Law in March 2005, international, cellular and landline telephony operators were required to implement number portability by September 1, 2006. Number portability would permit our local telephony subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the operators has implemented number portability. A petition has been filed with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry of Communications to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability. If a reasonable extension to the deadline is not effected or other adequate relief is not granted, we may be exposed to sanctions and legal claims, including class action lawsuits by subscribers. On May 24, 2007, all of the cellular and landline telephony operators, including us and our subsidiary, 012 Telecom, our landline telephony operator, were notified by the Ministry of Communications that failure to implement the number portability program constituted a continued violation of the Communications Law and the number portability plan published by the Ministry of Communications in August 2005. We were notified that the Ministry of Communications is considering imposing fines of NIS 2,032,750 ($478,407) and additional daily fines of NIS 6,450 ($1,518), beginning May 25, 2007. We submitted our response to the notifications on July 5, 2007. To date, the Ministry of Communications has not imposed the fines. We are currently conducting tests of our number portability program and expect to be able to implement number portability by December 1, 2007, the date that the cellular and landline telephony operators have also targeted as the launch date for number portability in Israel. If the Ministry of Communications does impose fines prior to our ability to provide number portability, or if we are unsuccessful in implementing number portability, our profitability could be adversely affected.

Our VoB services are not the same as traditional voice services and may not be adopted by mainstream customers, which could harm our future growth.

Our VoB services are not the same as traditional voice services. The quality of our VoB service is dependent to a great measure on the quality of broadband access provided by Bezeq and HOT, over which we have no control. Among the differences between our VoB service and traditional voice services are:

—	If our customers experience a loss of power, our services will be interrupted;

—	Our VoB services will be interrupted if our customers experience interruption in broadband access; and

—	Depending on the quality of the broadband access provided to our customers, they may experience lower call quality than that experienced over traditional fixed-line telephones, including static, echoes and delays in transmission.

The growth of our VoB business is dependent on the adoption of our services by mainstream customers and therefore the rate of adoption may have a significant effect on our growth. If customers do not accept these differences between our service and traditional voice service, they may choose to continue using traditional voice services or may choose to return to services provided by traditional telephone companies.

Our operations depend on our ability to successfully expand and upgrade our network and integrate new technologies and equipment into our network. Any future system failures or difficulty in expanding or upgrading our network, or making new features available, could increase our expenses and negatively impact our financial results.

Capacity constraints within our networks and those of our suppliers have occurred in the past and will likely occur in the future. As the number of our customers using broadband services and the amount and type of information they wish to transmit over the Internet increases, we may need to expand and upgrade our technology, processing systems and network infrastructure, which could be expensive and involve substantial management resources and capital expenditures. We do not know whether we will be able to accurately project the rate or timing of any such increases, or expand and upgrade our systems and infrastructure in a timely and cost-efficient manner. Any future system failures or difficulty in expanding or upgrading our network, or making new features available could increase our expenses and negatively impact our financial results.

The broadband and traditional voice services markets are subject to rapid technological change, which could adversely affect our ability to compete and increase our expenses.

The markets in which we compete are characterized by rapidly changing and converging technology, evolving industry standards, frequent new service announcements, introductions and enhancements and changing customer demands. New services and technologies may be superior to the services or technologies that we use and may render our services and technologies obsolete or require us to incur substantial expenditures to modify or adapt our services or technologies. The development and expansion of our services is dependent upon adopting new technologies and updating our systems to meet new standards. This can be a lengthy process involving long and complex evaluations and decision-making procedures that can continue over a number of months or even years. Our future success will depend on our ability to continually improve the performance, features and reliability of our broadband and traditional voice services in response to competitive service offerings and the evolving demands of the marketplace.

The cost of implementing major infrastructure upgrade projects may fluctuate due to a number of variables over which we have little or no control, and even though we estimate the cost of such projects based on our previous experience, costs may exceed our estimations. Such fluctuations may be due to a lengthy or complex implementation process and/or the lack of commitment of sufficient resources of, or delays caused by, the ultimate supplier and could increase our expenses and have a negative impact on our results of operations or financial performance.

We may not be successful in our introduction of WiMAX services, which may adversely affect our growth strategy.

In March 2007, we were awarded the first technology experimental license to conduct fixed WiMAX trials in Israel, which was later amended to also include mobile WiMAX trials. We commenced fixed WiMAX trials and intend to broaden our trials to include mobile WiMAX in the near future. WiMAX technology delivers transmissions via a wireless broadband connection from a single point to multi-points. The use of mobile WiMAX is not widespread and only a few operators in other countries have had any experience in operating such services on a commercial basis. If we are not successful in our introduction of WiMAX services or such services do not achieve customer acceptance, our growth strategy may be adversely affected.

We may not be able to retain our present customers who use our legacy 015 international telephony prefix when we attempt to transfer them to our 012 international telephony prefix in accordance with regulatory requirements, which could result in a reduction in recurring revenues.

In connection with our obtaining regulatory approval for the acquisition of 012 Golden Lines, the Ministry of Communications required us to cease offering our legacy 015 international telephony prefix by January 2008, but the Ministry of Communication will consider, upon request, extending the date in light of the competitive situation in the international telephony market. For the year ended December 31, 2006, we had NIS 160 million ($38 million) of revenues from this service and we believe we have substantially retained this customer base since the acquisition. We may not be able to retain the customers who continue to use the 015 prefix when we attempt to transfer them to our 012 prefix, which we expect to occur prior to January 2008. This could have a negative impact on our recurring revenues.

If we do not successfully continue to develop our brand, we may be unable to attract enough customers to our services to maintain or increase our market share or to recover our selling and marketing expenses, which could harm our future revenues or our ability to implement our growth strategy and our net income may be adversely affected.

We believe that we must maintain and strengthen awareness of our 012 Smile brand. If we do not successfully continue to develop our brand, we may be unable to attract additional customers and increase our market share. Brand recognition may become even more important in the future if competition increases in the communications market. We intend to continue to pursue a brand-enhancement strategy, which may include mass market and multimedia advertising, promotional programs, public relations activities and joint marketing programs. These initiatives will involve significant expenses. If our brand enhancement strategy is unsuccessful, we may not be able to attract additional customers, our sales and marketing expenses may never be recovered and we may be unable to increase future revenues or implement our growth strategy and our net income may be adversely affected.

We are dependent on certain suppliers and, if any of our arrangements with these suppliers are terminated, we may not be able to replace them on commercially reasonable terms or at all, which could increase our expenses and reduce our profitability.

We rely on a number of third-party computer systems, networks and service providers, including local and international telephony and cable companies. All broadband Internet access by our customers is, and will continue to be, connected through the infrastructure of local access providers, Bezeq and HOT, and is dependent on the open access policy of the Ministry of Communications. At present, the Ministry of Communications does not permit HOT and Bezeq to charge us for use of their infrastructure. If such restriction is deregulated, we may incur substantial costs, which may adversely affect our profitability.

Our ISP services are also dependent on the communications infrastructure owned and maintained by local access providers. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services we provide. In addition, Bezeq, HOT and other infrastructure providers have suffered technical network failures in the past. A disruption in our customer access to Israel’s fixed-line communications infrastructure could significantly impact the services that we provide to our customers. An increase in our cost of access to Israel’s fixed-line communications infrastructure could adversely impact our results of operations. We also depend on third parties for the physical repair and maintenance of leased lines. If an interruption or deterioration in the performance of these third-party services occurs, our services may be disrupted.

Many of our services are dependent on the submarine infrastructure made available by MedNautilus, which is owned by Telecom Italia and connects countries bordering the Mediterranean Sea to all major Western European countries and to the United States. MedNautilus has an effective monopoly over the provision of international submarine services to the Israeli communications industry. Although prices in respect of maintenance and current capacity are agreed to on a long term basis and our contract with MedNautilus sets out the prices to be paid by us for additional capacity for approximately two years, MedNautilus has the ability to raise prices without us being able to seek an alternative supplier for additional capacity.

Many of our relationships with third party providers are terminable upon short notice. In addition, many of our third party suppliers and communications carriers sell or lease services to our competitors and may be, or in the future may become, competitors themselves. If any of our arrangements with third parties is terminated, we may not be able to replace them on commercially reasonable terms or at all, which could increase our expenses and reduce our profitability.

We are exposed to risks in connection with our network infrastructure and are dependent on services we receive from our external suppliers. If the level of service we receive from our external suppliers decreases, we may not be able to maintain the quality and breadth of our services, which could reduce our revenues and harm our operations.

Our network platform is highly complex. Multiple faults occurring at the same time could severely affect our service. Although our engineering staff is trained to operate and maintain our systems, there are numerous functions that they are unable to perform without external support. In addition, if the level of service we receive from our external suppliers decreases, it may adversely impact our ability to properly maintain and operate our systems and therefore have a direct effect on our service. Also, as VoB technology continues to evolve, we will be faced with the risks associated with the use of new software.

We do not have a direct network connection to all the possible call destinations around the world and depend on our business partners to connect calls generated by our customers to their final destinations worldwide. Our level of service is largely dependent on the level of service we receive from our international partners with respect to both call completion as well as call quality. Although we make extensive efforts to ensure quality of the calls as well as the breadth of our services, we cannot be sure that our partners will provide an adequate level of service, that we would be able to successfully replace a partner should that become necessary or that we will be able to maintain and increase the quality and breadth of our services.

We may be subject to challenges to our trademarks and may lose our ability to use key third party intellectual property rights, which could negatively impact our operations and harm our future growth.

We have various trademarks, trade secrets and copyrightable materials, as well as licenses to use third party software and trademarks. If we are not successful in protecting our intellectual property, our business and financial results could suffer. There is no guarantee that trademarks we use will not be subject to infringement proceedings or that we will obtain registration of other trademarks for which we may seek protection in the future.

We hold licenses to use various third party software and hardware products. We cannot guarantee that renewal of these licenses or any licenses for additional software or hardware that may be required to operate our business will be available as needed. While our third party licensors have represented to us that they have the right to license their software and hardware, and in some cases have agreed to provide indemnification, we cannot guarantee that our use of third party software and hardware does not infringe the rights of others. Application for some of our trademarks and service marks containing the SMILE logo were opposed. While the opposition proceeding was terminated due to the failure of the opponent of the file evidence, there is no assurance that oppositions or cancellation proceeding challenging the registration of such marks will not be filed in the future. Any infringement claims, even if unsuccessful, could result in damage to our reputation and the expenditure of significant financial and managerial resources.

Our products and services may become obsolete, and we may not be able to develop competitive products or services on a timely basis or at all, which could negatively impact our ability to compete and our financial results.

The communications services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Each of these development efforts faces a number of continuing technological and operational challenges. We believe that our success depends on our ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with our reliance on future technological development, such as:

—	Other service providers may use more traditional and commercially proven means to deliver similar or alternative services or use more efficient, less expensive technologies;

—	Consumers may not subscribe to our services;

—	We may be unable to respond successfully to advances in competing technologies in a timely and cost-efficient manner;

—	We may lack the financial and operational resources necessary to enable migration toward WiMAX technology and the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

—	Existing, proposed or undeveloped technologies may render our existing or planned services less profitable or obsolete.

Our systems and operations are vulnerable to damage or interruption, which could expose us to material risk of loss or litigation and harm our reputation.

Our systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events. Any of these events could expose us to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting our system is highly publicized, our reputation could be damaged and customer growth could decrease. While we currently have partially redundant systems, we do not have full redundancy, or alternative providers of hosting services. In addition, we do not have a formal disaster recovery plan, and do not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

We may be exposed to substantial liabilities arising out of our broadband and traditional voice services, which could increase our costs, divert management time and resources and adversely affect our results of operations.

The law relating to the liability of ISPs for activities of their users is currently unsettled both within Israel and internationally. Claims by private or governmental entities may be brought against us for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that may be posted online or generated by our customers. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources. In addition, our professional liability insurance policy may not provide sufficient protection or cover all such exposure. Furthermore, new legislation and court decisions may expose us to liabilities or affect our services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing and other controls. For example, the Ministry of Communications is currently considering the implementation of broadcast content regulation with respect to electronic distribution of video content, including content distributed over the Internet, which would, among other things, block violent and sexual content for the protection of minors.

It is also possible that if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us. For example, we offer Web-based e-mail services, which expose us to potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail, or interruptions or delays in e-mail service. In the event that we are found responsible for any such liability and are required to pay damages, our results of operations may be adversely affected. Even if we ultimately succeed, legal action against us would divert management time and resources, could be costly and is likely to generate negative publicity. We may also be forced to implement costly measures to alter the way our services are provided to avoid any further potential liability.

Concern about alleged health risks relating to radio frequency radiation from wireless and WiMAX antennae may subject us to litigation, discourage the use of our services and have an adverse effect on our business and revenues.

There have been suggestions that radio frequency radiation from wireless and WiMAX antennae may be linked to health concerns, including increased incidences of cancer. Although medical reviews have concluded that evidence does not support a finding of adverse health effects as a result of wireless and WiMAX antennae, some studies have suggested that radio frequency emissions may cause certain adverse biological effects. Research on these and other health concerns is ongoing and may demonstrate a link between radio frequency radiation and health concerns.

We and other wireless communications providers may be subject to litigation relating to these and other health concerns. Concerns over radio frequency radiation may discourage the use of our services and have an adverse effect on our business and revenues.

Our VoB emergency calling service is different from the traditional emergency calling service and may expose us to significant liability.

Our VoB emergency calling service is different from the traditional emergency calling service in ways that may cause significant delays, or even failures, in callers’ receipt of the emergency assistance they need. The only location information that our VoB emergency calling service can transmit to a dispatcher at a public safety answering point is the information that our customers have registered with us. A customer’s registered location may be different from the customer’s actual location at the time of the call because customers can make calls almost anywhere a broadband connection is available. In these instances, emergency callers must verbally advise the operator of their location at the time of the call and, in some cases, provide a call back number so that the call can be handled or forwarded to an appropriate emergency dispatcher.

Moreover, if a customer experiences a broadband or power outage, or if a network failure occurs, the customer will not be able to reach an emergency services provider. Customers may attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result.

Risks Related to Our Relationship with Internet Gold, Smile.Media and Eurocom Communications Ltd.

Our historical financial information may not be representative of the results we would have achieved as a separate stand-alone company and may not be a reliable indicator of our future results.

The historical financial information included in this prospectus has been derived from Internet Gold’s accounting records. Internet Gold did not separately account for our business, and we did not operate as a separate, stand-alone company, for the historical periods presented. Therefore, our historical financial information may not reflect what our financial condition, results of operations or cash flows would have been had we been a separate stand-alone company prior to December 31, 2006 or what our results will be in the future. This is primarily a result of the following factors:

—	Our historical financial results reflect allocations of corporate expenses from Internet Gold;

—	Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the corporate-wide cash management policies of Internet Gold. Internet Gold is not required to provide us with funds to finance our working capital or other cash requirements and we may in the future need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. In addition, we may have a credit rating that is lower than Internet Gold’s credit rating and may incur debt on terms and at interest rates that will not be as favorable as those generally enjoyed in the past; and

—	Significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as an independent public subsidiary of Internet Gold. These changes could result in increased costs associated with reduced economies of scale, stand-alone costs for services currently provided by Internet Gold and Smile.Media, the need for additional personnel to perform services currently provided by Internet Gold and the legal, accounting, compliance and other costs associated with being a public company with equity securities traded on The NASDAQ Global Market.

Because Internet Gold and Eurocom Communications control substantially all the voting power of our ordinary shares, investors will not be able to affect the outcome of any shareholder vote.

Internet Gold owns approximately 73.3% of our outstanding ordinary shares. Eurocom Communications owned 58.0% of Internet Gold’s outstanding shares as of June 30, 2007. Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

For as long as Internet Gold has a controlling interest in our company, it, Eurocom Communications and Mr. Elovitch indirectly, will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Eurocom Communications has a controlling interest in Internet Gold, our corporate parent and Mr. Elovitch will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors), prevent an acquisition or any other change in control of us. Because the interests of Internet Gold and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Internet Gold with respect to us may not be favorable to our other shareholders. See “Description of Share Capital” and “Related Party Transactions.”

Conflicts of interest may arise between Internet Gold, Eurocom Communications, other companies within the Eurocom group and us that could be resolved in a manner unfavorable to us and result in reduced revenues and income.

Conflicts of interest may arise between Internet Gold, Eurocom Communications, and us in a number of areas relating to our past and ongoing relationships. Three of our directors serve as directors of Internet Gold. Areas in which conflicts of interest between Internet Gold and us could arise include, but are not limited to, the following:

—	Loss of opportunities. Our relationship with Eurocom Communications may eliminate or reduce some opportunities for revenue growth. Eurocom Communications, or its affiliates could, to the extent permitted by law, prevent us from entering into commercial relationships with third parties, such as its competitors, additionally its competitors may choose not to enter into commercial relationships with us because of our close relationship with Eurocom Communications and its affiliates. Affiliates of Eurocom Communications include YES, Partner Communications Company Ltd., or Partner, a major cellular operator, and Eurocom Cellular Communications Ltd., a distributor and official representative of Nokia in Israel, and a major supplier of Partner and Cellcom Israel Ltd.;

—	Cross officerships, directorships and share ownership. The ownership interests of our directors in the ordinary shares of Internet Gold could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to the nature, quality and cost of services rendered to us by Internet Gold and Eurocom Communications, disagreement over the desirability of a potential acquisition opportunity or employee retention or recruiting. In addition, Internet Gold may take an opportunity for itself or preclude us from taking advantage of a corporate opportunity; and

—	Intercompany transactions. From time to time, Internet Gold, Eurocom Communications, other companies within the Eurocom group or Smile.Media may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of the independent directors on our board or a committee of disinterested directors, there can be no assurance that the terms of any such transactions will be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

Risks Relating to the Series A Debentures

We have substantial debt. The principal and interest payment obligations of such debt may restrict our future operations and impair our ability to meet our obligations under the Debentures. Despite our current leverage, we may still be able to incur substantially more debt, which could further exacerbate these risks.

As of June, 30 2007, we had approximately NIS 693.0 million of debt, including NIS 150.6 million of bank debt, debt owed to our parent company, and on our consolidated balance sheet, none of which was secured. Our substantial indebtedness could have important consequences to you. For example, it could:

make it more difficult for us to satisfy our obligations with respect to the Debentures;

increase our vulnerability to general adverse economic and industry conditions;

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

place us at a competitive disadvantage compared to our competitors that have less debt; and

limit our ability to borrow additional funds.

Our ability to satisfy our debt obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive, technical and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute our business strategy.

In addition from time to time, we may incur additional indebtedness. If we issue additional debt or incur other indebtedness our existing holders of Debentures proportionate share in an event of bankruptcy or liquidation will be reduced. Further, there may be more creditors pursuing our assets if we default or become bankrupt. Thus, our assets would be subject to the claims of additional creditors.

Furthermore, cash flows from our operations may be insufficient to repay the Debentures in full at maturity. Our ability to refinance our indebtedness, including the Debentures, will depend on, among other things: our financial condition at the time; restrictions in agreements governing our debt and; other factors, including market conditions.

We cannot assure that any such refinancing would be obtainable or would be on terms satisfactory to us. If a refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the Debentures, which would permit the holders of our Debentures to accelerate their maturity dates. In the event of the acceleration of the maturity dates, we cannot assure you that the Company will be able to repay the Debentures.

The Debentures will be effectively subordinated to our future secured debt and other secured obligations.

Our obligations under the Debentures are unsecured, but our obligations under future debt could be secured by a security interest in substantially all of our tangible and intangible assets. If we are declared bankrupt or insolvent, or default under future secured debt obligations, the lenders thereunder could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we are unable to repay such future secured indebtedness, the lenders of the secured debt could foreclose on the pledged assets to the exclusion of holders of the Debentures, even if an event of default exists at such time under the indenture under which the Debentures are issued. In any such event, because the Debentures will not be secured by any of our assets, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully.

There has been no prior public market for the Debentures and we cannot assure you that a liquid market will develop for the Debentures.

There has been no public market for any of the Debentures to date and we cannot assure you as to:

the development of or continuation such a market;

the liquidity of any such market that may develop;

your ability to sell your Debentures; or

The price at which you would be able to sell your Debentures.

The market price for the Series A Debentures may fluctuate

If a market were to develop for the Debentures, they could trade at prices that may be higher or lower than the Initial Offering price, depending on many factors, including some beyond our control such as prevailing interest rates, the market for similar securities and our financial performance, financial condition or results of operations.

Risks Related to Our Operations in Israel

We conduct our operations in Israel and our business focuses on the Israeli audience, therefore our results of operation may be adversely affected by political, economic and military instability in Israel.

We are incorporated, based in and currently derive substantially all of our revenues from markets within the State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations.

Many of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

We may be restricted in the conduct of our operations during periods of national emergency, which could negatively affect our business operations.

During periods of national emergency, the Minister of Communications and other governmental authorities empowered by law may issue various instructions regarding the use of our network, including the use of the network by the security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect our business operations.

Our operating results may be adversely affected by significant fluctuations of the NIS against foreign currencies, our currency hedging positions and by changes in the Israeli Consumer Price Index.

Our purchases of international bandwidth and other international transactions expose us to fluctuations in foreign currencies, principally the U.S. dollar. Most of our sales are denominated in NIS. When the Israeli inflation rate exceeds the rate of the NIS devaluation against foreign currencies, our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

We engage in currency hedging transactions to reduce the impact on our cash flows and results of operations of currency fluctuations. We recognize freestanding derivative financial instruments as either assets or liabilities in our balance sheet and we measure those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative instrument is initially reported as a component of our shareholders’ equity and subsequently recognized in our income statement as the hedged item affects earnings. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our reported net income on a quarterly basis.

Further, as the principal amount of, and interest that we pay on, our Series A Debentures are linked to the Israeli Consumer Price Index, any increase in the Israeli Consumer Price Index will increase our financial expenses and could adversely affect our results of operations.

4.       Note Regarding Forward-Looking Statements

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Managements’ Discussion and Analysis of Financial Conditions and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We assume no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

5.       Market Data

This prospectus contains information about our market share, market position and industry data that we obtained from industry publications and reports. Unless otherwise indicated, this statistical and other market information is based on statistics prepared by the Ministry of Communications of Israel, the Central Bureau of Statistics of Israel and surveys and other data published by the Israeli media or our competitors.

6.       Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High	Low

March 2007	4.222	4.155
April 2007	4.155	4.014
May 2007	4.065	3.932
June 2007	4.291	4.062
July 2007	4.342	4.183
August 2007	4.337	4.113
September 2007	4.137	4.013
October 2007	4.047	3.966

The following table shows, for the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average

2002	4.736
2003	4.512
2004	4.483
2005	4.503
2006	4.442

As of October 30, 2007, the daily representative rate of exchange between the NIS and the U.S. dollar as published by the Bank of Israel was NIS 3.978 to $1.00.

The effect of exchange rate fluctuations on our business and operations is discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosure about Market Risk.”

7.       Use of Proceeds

We will not receive any proceeds from this offering.

8.       Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our operating results, future earnings, capital requirements, financial condition, future prospects and other factors our board of directors may deem relevant.

9.       Ratio of Earnings to Fixed Charges

The following table sets forth information regarding our ratio of earnings to fixed charges for the historical periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes and fixed charges. Fixed charges consist of interest costs, amortization of debt expense and an appropriate interest factor on operating leases.

	Year ended December 31,
	2006	2005	2004
	(in thousands)

Ratio of Earnings to Fixed Charges -
Under US-GAAP
Pre- tax earnings from continuing operations	8,283	18,724	22,760
Fixed charges	3,900	9,561	1,337
Adjusted pre-tax earnings from continuing operations	12,183	28,285	24,097

Fixed charges
Interest charges (1)	1,360	7,343	(227)
Rental interest factor (2)	2,540	2,218	1,564
Total	3,900	9,561	1,337
Ratio of earnings to fixed charges	3.12	2.96	18.02

(1) Interest expenses,amortization of discount and adjustment of long-term loan and leases.

(2) Rental interest factor is estimated out of total lease expenses.

10.       Capitalization

The following table presents our capitalization as of August 31, 2007, (i) on an actual basis and (ii) on an as adjusted basis to give effect to (a) the issuance of 6,675,000 ordinary shares in the Initial Offering at the initial public offering price of $12.00 per ordinary share, (b) the repayment of $24.3 million of short-term debt incurred for working capital purposes, (c) the redemption of $15.7 million of Series A Debentures, (d) the payment of $262,000 to a former minority shareholder of 012 Golden Lines as additional contingent consideration for his interest, and (e) the receipt by us of estimated net proceeds of approximately $72.7 million, after deducting underwriting discounts and commissions and the estimated offering expenses. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our combined financial statements and the related notes appearing elsewhere in this prospectus.

	As of August 31, 2007
	Actual	As Adjusted(1)(2)
	NIS	NIS	$
	(unaudited in thousands)

Short-term bank debt	138,041	34,790	8,188
Current maturities of long term debt	6,467	6,467	1,522
Long term debt, net of current maturities	542,836	476,127	112,056

	687,344	517,384	121,766
Shareholders' equity and parent company investment:
Ordinary shares: NIS 0.1 par value; 50,000,000 shares authorized, 18,370,000 shares issued and outstanding, actual; 25,045,000 shares issued and
outstanding, as adjusted	1,837	2,505	589
Parent company investment and additional paid in capital	322,009	630,342	148,351
Retained earnings	19,970	19,970	4,700

Total shareholders' equity	343,816	652,817	153,640

Total capitalization	1,031,160	1,170,201	275,406

11.      Unaudited Pro Forma Condensed Combined Financial Statement of Operations of 012
Smile.Communications Ltd. and 012 Golden Lines Ltd. For the Year Ended December 31, 2006

The following unaudited pro forma condensed combined financial statement of operations has been prepared to give effect to the acquisition of 012 Golden Lines under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes, including the application of a portion of the net proceeds from the offering we made to repay a portion of our outstanding indebtedness.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2006 gives effect to the acquisition as if it had occurred on January 1, 2006 and combine the historical statement of operations of 012 Smile.Communications and 012 Golden Lines for these periods. Integration costs are not included in the accompanying pro forma condensed combined financial statements.

This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of 012 Smile.Communications and 012 Golden Lines included elsewhere in this prospectus.

Unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the transaction occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations.

These unaudited pro forma condensed combined financial statement of operations is based upon the respective historical financial statements of 012 Smile.Communications, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP, and 012 Golden Lines, which have been prepared in accordance with Israeli GAAP and reconciled to U.S. GAAP, and notes to the consolidated financial statements included elsewhere in this prospectus. These unaudited pro forma condensed combined financial statement of operations do not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that we believe are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statement of operations. In the opinion of management, all adjustments have been made that are necessary to present fully the unaudited pro forma data.

The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at June 30, 2007 (NIS 4.249 = $1.00).

12.       012 Smile.Communications Ltd. Unaudited Pro Forma Condensed Combined Financial
Statement of Operations For the Year Ended December 31, 2006

(All amounts are in thousands except per share data)

	Historical
	012 Smile. Communications	012 Golden Lines	Combined pro forma adjustments	References		Pro forma combined
	NIS	NIS	NIS			NIS	$

Revenue	343,086	696,788	(1,424)	2(A	)	1,038,450	244,399
Costs and operating expenses:
Cost of revenues	224,565	529,563	(456)	2(B	)	753,672	177,376
Selling and marketing	59,864	72,887	32,394	2(C	)	165,145	38,867
General and administrative	22,921	26,015				48,936	11,517
Impairment and other non
recurring charges	10,187	8,646				18,833	4,432

Total costs and operating expenses	317,537	637,111	31,938			986,586	232,192

Income from operations	25,549	59,677	(33,362)			51,864	12,207
Financial income	1,829	7,627				9,456	2,225
Financial expenses	19,095	31,126	19,943	2(D); 2(E	)	70,164	16,513

Net income (loss) after financial
expenses	8,283	36,178	(53,305)			(8,844)	(2,081)
Income tax expenses	10,315	14,294	(16,525)	2(F	)	8,084	1,903

Net income (loss) from continuing
operations	(2,032)	21,884	(36,780)			(16,928)	(3,984)

Basic and diluted earning per
share:
Loss per share from continuing
operations	(0.11)					(0.77)	(0.18)

Weighted average number of
ordinary shares used in
calculation of basic and
diluted earnings per share	18,370,000					22,041,000	22,041,000

See accompanying notes to unaudited pro forma condensed combined statement of operations.

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2006
(All amounts are in thousands except per share data)

Note 1 – Basis of Pro Forma Presentation

On December 31, 2006, we completed the acquisition of all of the issued and outstanding share capital of 012 Golden Lines Ltd. for a total cash consideration of approximately NIS 598.4 million (including NIS 1.1 million of direct acquisition cost). The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007 including interest of 6.5% from the dates the acquisition agreements were signed. The acquisition was first financed by shareholders’ loans and capital contribution, and by short-term bank credit, which was later refinanced by the issuance of debentures in the amount of NIS 425.0 million ($100 million) made in 2007. We have paid a sum of NIS 13,501,580 as additional consideration to a former minority shareholder of 012 Golden Lines as additional contingent consideration for his interest. at .such additional purchase price will be allocated to goodwill.

The application of purchase accounting under FAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of 012 Golden Lines have been appraised for inclusion in the balance sheet based on their fair value as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimated replacement cost fair market value which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence of certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The purchase price allocation for the 012 Golden Lines acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2006
(All amounts are in thousands except per share data)

Note 1 – Basis of Pro Forma Presentation (cont'd)

The following table summarizes the preliminary estimated fair values of the 012 Golden Lines' assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:
	NIS	$

Assets acquired
Current assets	159,027	37,427
Deferred taxes	1,168	275
Long-term assets	2,951	695
Assets held for employee severance benefits	9,616	2,263
Property and equipment	131,096	30,853
ROU of international fiber optic cables	173,219	40,767
Intangible assets not subject to amortization
Brand names	90,213	21,231
Intangible assets subject to amortization
Customer relationships	144,557	34,021
Licenses	2,332	549
Goodwill	410,156	96,530

Total assets acquired	1,124,335	264,611

Liabilities assumed
Current liabilities	456,150	107,355
Long-term liabilities	1,365	321
Deferred tax liabilities	51,512	12,123
Provision for employee severance benefits	16,886	3,974

Total liabilities assumed	525,913	123,773

Net assets acquired	598,422	140,838

The customer relationships will be amortized over 8-10 years according to the economic benefit expected from those customers each period. Licenses acquired will be amortized over the contractual term of the license (20 years). ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement (their useful lives) which range from 15-20 years.

The useful lives of certain ROU were revised in 2007 to include the renewal option. The useful lives were revised in light of the company’s and 012 Golden Lines’ successful broadband and traditional voice service offering, and the absence of any genuine alternative technology to fiber optic cables capable of supporting our needs. The impact on subsequent accounting periods of extending the useful lives of these assets will depend on cash flows generated from such assets. Accordingly, no specific forecasts can be made with respect to future trends.

Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually and between annual tests in certain circumstances in accordance with the provisions of FASB SFAS No. 142 “Goodwill and Other Intangible Assets.”

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2006
(All amounts are in thousands except per share data)

Note 2 – Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to 012 Golden Lines’ net tangible and intangible assets to a preliminary estimate of the fair values of those assets and to reflect the amortization expense related to the estimated amortizable intangible assets.

The unaudited pro forma combined financial statements do not include adjustments for liabilities relating to Emerging Issues Task Force No. 95-3 (“EITF 95-3”), “Recognition of Liabilities in Connection with a Purchase Business Combination.” Management is in the process of assessing what, if any, future actions are necessary. However, liabilities ultimately may be recorded for severance or relocation costs, or other costs associated with the elimination of duplicate facilities and capital expenditures.

012 Smile.Communications has not identified any material pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma consolidated financial statements are as follows:

(A) The pro forma adjustment made to the historical revenues reported for the year ended December 31, 2006 was made to eliminate the deferred revenue 012 Golden Lines had on its balance sheet as of December 31, 2005. The deferred revenue from prepaid calling cards that was outstanding at the end of 2005 was recognized in the first quarter of 2006 and was eliminated in the pro forma presentation as the fair value of this deferred revenue was zero.

(B) To reflect amortization expenses of licenses acquired in the amount of NIS 53,000 for the year ended December 31, 2006, which is being amortized over the contractual term of the license (20 years), net of an adjustment made to lower depreciation expenses of property and equipment in the amount of NIS 509,000 for the year ended December 31, 2006, which was recorded using the estimated replacement cost fair market value that was lower than the book value of these assets on the balance sheet of 012 Golden Lines on the date of acquisition. The property and equipment is depreciated using the straight-line method over a weighted average life of five years. These adjustments resulted from the appraisals performed to record these assets based on their fair value (See Note 1).

(C) To reflect amortization expenses of customer relationships which are being amortized based on the expected economic benefit from these assets each period. This adjustment resulted from the appraisals performed by BDO Ziv Haft Consulting & Management Ltd., an independent valuation expert, to record these assets based on their fair value (See Note 1).

The expected annual amortization expenses for customer relationships for the next five years is as follows:

NIS

2007	32,394

2008	27,735

2009	23,337

2010	18,952

2011	15,201

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2006
(All amounts are in thousands except per share data)

Note 2 – Pro Forma Adjustments (cont'd)

(D) To reflect an increase in interest expense of NIS 26,738 for the year ended December 31, 2006, resulting from the issuance of Series A Debentures in 2007 and the incurrence of debt used to finance the acquisition of 012 Golden Lines.

(E) To reflect a decrease in interest expense of NIS 6,795 for the year ended December 31, 2006, resulting from the NIS 169,960 ($40,000) repayment of a portion of our outstanding indebtedness from the net proceeds of the Initial Offering. The reduced interest expense was calculated based on a weighted average interest rate of 4% for the period during which such borrowings were outstanding.

(F) To reduce income tax expense as a result of a lower earnings on a pro forma basis.

Note 3 – Pro Forma Net Income Per Share

The unaudited pro forma basic and diluted earnings per share for the year ended December 31, 2006 are based on the basic and diluted weighted average number of ordinary shares of the company outstanding during each period, which were retroactively adjusted to reflect shares issued to our parent company, Internet Gold, in connection with the transfer of the Communications Business, and includes 3,671,000 ordinary shares to be sold in this offering, the proceeds of which will be used to repay debt incurred in the acquisition. The number of shares used for this calculation is based on r the initial public offering price of $12 per share.

Unaudited Pro Forma Condensed Combined Financial Statement of Operations
of 012 Smile.Communications Ltd. and 012 Golden Lines Ltd.
For the Six Month Period Ended June 30, 2006

The following unaudited pro forma condensed combined financial statement of operations has been prepared to give effect to the acquisition of 012 Golden Lines under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes, including the application of a portion of the net proceeds from the Initial Offering to repay a portion of our outstanding indebtedness.

The unaudited pro forma condensed combined statement of operations for the six month period ended June 30, 2006 gives effect to the acquisition as if it had occurred on January 1, 2006 and combine the historical statement of operations of 012 Smile.Communications and 012 Golden Lines for these periods. Integration costs are not included in the accompanying pro forma condensed combined financial statements.

This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of 012 Smile.Communications included elsewhere in this prospectus.

Unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the transaction occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations.

These unaudited pro forma condensed combined financial statement of operations is based upon the respective historical financial statements of 012 Smile.Communications, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP, and 012 Golden Lines, which have been prepared in accordance with Israeli GAAP and reconciled to U.S. GAAP, and notes to the consolidated financial statements included elsewhere in this prospectus. These unaudited pro forma condensed combined financial statement of operations do not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that we believe are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statement of operations. In the opinion of management, all adjustments have been made that are necessary to present fully the unaudited pro forma data.

The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at June 30, 2007 (NIS 4.249 = $1.00).

012 Smile.Communications Ltd.

Unaudited Pro Forma Condensed Combined Financial Statement of Operations
For the Six Month Period Ended June 30, 2006
(All amounts are in thousands except per share data)

	Historical
	012 Smile. Communications	012 Golden Lines	Combined pro forma adjustments	References		Pro forma combined
	NIS	NIS	NIS			NIS	$

Revenue	158,090	329,697	(1,424)	2(A	)	486,363	114,465
Costs and operating expenses:
Cost of revenues	101,700	247,285	(228)	2(B	)	348,757	82,080
Selling and marketing	30,354	39,265	16,197	2(C	)	85,816	20,197
General and administrative	11,301	14,189				25,490	5,999
Impairment and other non
recurring charges		3,668				3,668	863

Total costs and operating
expenses	143,355	304,407	15,969			463,731	109,139

Income from operations	14,735	25,290	(17,393)			22,632	5,326
Financial income	858	5,316	-			6,174	1,453
Financial expenses	3,170	9,565	9,971	2(D); 2(E	)	22,706	5,344

Net income (loss) after
financial expenses	12,423	21,041	(27,364)			6,100	1,435
Income tax expenses (income)	4,100	7,730	(8,483)	2(F	)	3,347	788

Net income (loss) from
continuing operations	8,323	13,311	(18,881)			2,753	647

Basic and diluted earning per
share:
Earnings per share from
continuing operations	0.45					0.12	0.03

Weighted average number of
ordinary shares used in
calculation of basic and
diluted earnings per share	18,370,000					22,041,000	22,041,000

See accompanying notes to unaudited pro forma condensed combined statement of operations.

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Month Period Ended June 30, 2006
(All amounts are in thousands except per share data)

Note 1 – Basis of Pro Forma Presentation

On December 31, 2006, we completed the acquisition of all of the issued and outstanding share capital of 012 Golden Lines Ltd. for a total cash consideration of approximately NIS 598.4 million (including NIS 1.1 million of direct acquisition cost). The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007 including interest of 6.5% from the dates the acquisition agreements were signed. The acquisition was first financed by shareholders’ loans and capital contribution, and by short-term bank credit, which was later refinanced by the issuance of debentures in the amount of NIS 425.0 million ($100 million) made in 2007. We have paid a sum of NIS 13,501,580 as additional consideration to a former minority shareholder of 012 Golden Lines as additional contingent consideration for his interest.

The application of purchase accounting under FAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of 012 Golden Lines have been appraised for inclusion in the balance sheet based on their fair value as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimated replacement cost fair market value which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence of certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The purchase price allocation for the 012 Golden Lines acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Month Period Ended June 30, 2006
(All amounts are in thousands except per share data)

Note 1 – Basis of Pro Forma Presentation (cont'd)

The following table summarizes the preliminary estimated fair values of the 012 Golden Lines' assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

	NIS	$

Assets acquired
Current assets	159,027	37,427
Deferred taxes	1,168	275
Long-term assets	2,951	695
Assets held for employee severance benefits	9,616	2,263
Property and equipment	131,096	30,853
ROU of international fiber optic cables	173,219	40,767
Intangible assets not subject to amortization
Brand names	90,213	21,231
Intangible assets subject to amortization
Customer relationships	144,557	34,021
Licenses	2,332	549
Goodwill	410,156	96,530

Total assets acquired	1,124,335	264,611

Liabilities assumed
Current liabilities	456,150	107,355
Long-term liabilities	1,365	321
Deferred tax liabilities	51,512	12,123
Provision for employee severance benefits	16,886	3,974

Total liabilities assumed	525,913	123,773

Net assets acquired	598,422	140,838

The customer relationships will be amortized over 8-10 years according to the economic benefit expected from those customers each period. Licenses acquired will be amortized over the contractual term of the license (20 years). ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement (their useful lives) which range from 15-20 years.

The useful lives of certain ROU were revised in 2007 to include the renewal option. The useful lives were revised in light of the company's and 012 Golden Lines' successful broadband and traditional voice service offering, and the absence of any genuine alternative technology to fiber optic cables capable of supporting our needs. The impact on subsequent accounting periods of extending the useful lives of these assets will depend on cash flows generated from such assets. Accordingly, no specific forecasts can be made with respect to future trends.

Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually and between annual tests in certain circumstances in accordance with the provisions of FASB SFAS No. 142 "Goodwill and Other Intangible Assets."

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Month Period Ended June 30, 2006
(All amounts are in thousands except per share data)

Note 2 – Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to 012 Golden Lines' net tangible and intangible assets to a preliminary estimate of the fair values of those assets and to reflect the amortization expense related to the estimated amortizable intangible assets.

The unaudited pro forma combined financial statements do not include adjustments for liabilities relating to Emerging Issues Task Force No. 95-3 ("EITF 95-3"), "Recognition of Liabilities in Connection with a Purchase Business Combination." Management is in the process of assessing what, if any, future actions are necessary. However, liabilities ultimately may be recorded for severance or relocation costs, or other costs associated with the elimination of duplicate facilities and capital expenditures.

012 Smile.Communications has not identified any material pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma consolidated financial statements are as follows:

(A) The pro forma adjustment made to the historical revenues reported for the six month period ended June 30, 2006 was made to eliminate the deferred revenue 012 Golden Lines had on its balance sheet as of December 31, 2005. The deferred revenue from prepaid calling cards that was outstanding at the end of 2005 was recognized in the first quarter of 2006 and was eliminated in the pro forma presentation as the fair value of this deferred revenue was zero.

(B) To reflect amortization expenses of licenses acquired in the amount of NIS 26,000 for the six month period ended June 30, 2006, which is being amortized over the contractual term of the license (20 years), net of an adjustment made to lower depreciation expenses of property and equipment in the amount of NIS 254,000 for the six month period ended June 30, 2006, which was recorded using the estimated replacement cost fair market value that was lower than the book value of these assets on the balance sheet of 012 Golden Lines on the date of acquisition. The property and equipment is depreciated using the straight-line method over a weighted average life of five years. These adjustments resulted from the appraisals performed to record these assets based on their fair value (See Note 1).

(C) To reflect amortization expenses of customer relationships which are being amortized based on the expected economic benefit from these assets each period. This adjustment resulted from the appraisals performed by BDO Ziv Haft Consulting & Management Ltd., an independent valuation expert, to record these assets based on their fair value (See Note 1).

The expected annual amortization expenses for customer relationships for the next five years is as follows:

NIS

2007	32,394

2008	27,735

2009	23,337

2010	18,952

2011	15,201

012 Smile.Communications Ltd.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Month Period Ended June 30, 2006
(All amounts are in thousands except per share data)

Note 2 – Pro Forma Adjustments (cont'd)

(D) To reflect an increase in interest expense of NIS 13,368 for the six month period ended June 30, 2006, resulting from the issuance of Series A Debentures in 2007 and the incurrence of debt used to finance the acquisition of 012 Golden Lines.

(E) To reflect a decrease in interest expense of NIS 3,397 for the six month period ended June 30, 2006, resulting from the NIS 169,960 ($40,000) repayment of a portion of our outstanding indebtedness from the net proceeds of the Initial Offering. The reduced interest expense was calculated based on a weighted average interest rate of 4% for the period during which such borrowings were outstanding.

(F) To reduce income tax expense as a result of a lower earnings on a pro forma basis.

Note 3 – Pro Forma Net Income Per Share

The unaudited pro forma basic and diluted earnings per share for the six months ended June 30, 2006 are based on the basic and diluted weighted average number of ordinary shares of the company outstanding during each period, which were retroactively adjusted to reflect shares issued to our parent company, Internet Gold, in connection with the transfer of the Communications Business, and includes 3,671,000 ordinary shares sold in the Initial Offering, the proceeds of which will be used to repay debt incurred in the acquisition. The number of shares used for this calculation was based on $12 per share.

13.     Selected Combined Financial Data of 012 Smile.Communications

You should read the following selected combined financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the related notes included elsewhere in this prospectus. The combined statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the combined balance sheet data as at December 31, 2005 and 2006 are derived from our audited combined financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States. Our historical results are not necessarily indicative of results to be expected for any future period. Statement of operations data for 2006 excludes the results of 012 Golden Lines, which was acquired on December 31, 2006. The balance sheet data as of December 31, 2006 includes the acquisition of 012 Golden Lines. The summary financial information as of June 30, 2007 and for the six months periods ended June 30, 2006 and 2007 has been derived from our unaudited financial statements, which include all adjustments consisting of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year. The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at June 30, 2007 (NIS 4.249 = $1.00). We have omitted the selected consolidated financial data as of and for the years ended December 31, 2002 and 2003. In 2002 and 2003, our business was operated by our parent company, Internet Gold, and our financial statements have been derived from the financial statements and accounting records of Internet Gold, using the historical results of operations and historical basis of the assets and liabilities of the Communications Business transferred to us by Internet Gold. We are unable to prepare the selected combined financial data as of and for the years ended December 31, 2002 and 2003 without undue burden and financial hardship in preparing such information.

Combined Statements of Operations Data:

	Year ended December 31,				Six months ended June 30,
	2004	2005	2006	2006	2006	2007
	NIS			$	NIS	NIS	$
	(NIS and Dollars in thousands, except per share data)

Revenue	182,215	244,376	343,086	80,745	158,090	551,298	129,748
Costs and operating expenses:
Cost of revenue	77,295	136,856	224,565	52,851	101,700	387,352	91,163
Selling and marketing	66,235	60,595	59,864	14,089	30,354	78,168	18,397
General and administrative.	17,389	22,859	22,921	5,394	11,301	26,524	6,242
Impairment and other
charges	-	-	10,187	2,398	-	1,907	449

Total costs and
operating expenses	160,919	220,310	317,537	74,732	143,355	493,951	116,251

Operating income	21,296	24,066	25,549	6,013	14,735	57,347	13,497
Financial income	1,894	1,197	1,829	430	858	2,532	596
Financial expenses	430	6,539	19,095	4,494	3,170	26,292	6,188

Income before income taxes	22,760	18,724	8,283	1,949	12,423	33,587	7,905
Income tax expenses	8,371	6,972	10,315	2,428	4,100	12,426	2,925

Net income (loss)	14,389	11,752	(2,032)	(479)	8,323	21,161	4,980

Earnings per share
Basic and diluted earnings
per share	0.78	0.64	(0.11)	(0.03)	0.45	1.15	0.27
Weighted average number
of ordinary shares used in
calculation of basic and
diluted earnings per share.	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000
Pro forma earnings per
share(1)
Basic and diluted earnings
per share			0.22	0.05	0.53	1.11	0.26
Weighted average number
of ordinary shares used in
calculation of basic and
diluted earnings per share.			22,041,000	22,041,000	22,041,000	22,041,000	22,041,000
Other data:
Adjusted EBITDA(2)	40,800	46,885	57,169	13,456	26,278	114,372	26,918
Capital expenditures	20,704	14,098	11,175	2,630	6,593	25,245	5,941
Depreciation and amortization.	19,504	22,819	21,433	5,045	11,543	55,118	12,972
Subscribers(3):
Registered customers	329	339	356		334	1,080
Active customers	192	208	247		223	704

Combined Balance Sheet Data:

	As at December 31,
	2005	2006		As at June 30, 2007
	NIS		$	NIS	$

Cash and cash equivalents	-	37,987	8,940	47,518	11,183
Total assets	223,420	1,371,562	322,796	1,392,049	327,618
Total short-term debt	35,587	343,136	80,757	157,246	37,008
Total long-term debt, net of current
maturities	10,171	2,871	676	535,702	126,077
Parent company investment	136,537	144,549	34,020	345,007	81,197

(1)	The pro forma basic and diluted earnings per share are based on the basic and diluted weighted average number of ordinary shares of the company outstanding during the period, which were retroactively adjusted to reflect shares issued to our parent company, Internet Gold, in connection with the transfer of the Communications Business, and include 3,671,000 ordinary shares to be sold in the Initial Offering, the proceeds of which will be used to repay debt incurred in the acquisition of 012 Golden Lines. The number of shares used for this calculation reflects the initial public offering price of $12.00 per share. The pro forma net income for the six months ended June 30, 2007 used to calculate the pro forma earnings per share reflects reduced interest expense of NIS 3,397 ($799) resulting from the repayment of NIS 169,960 ($40,000) of our outstanding indebtedness from the net proceeds of the Initial Offering. The reduced interest expenses were calculated based on a weighted average interest rate of 4% for the period during which such borrowings were outstanding.

(2)	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income, financial expenses, impairment and other charges, income tax expenses, and depreciation and amortization.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Our use of adjusted EBITDA is detailed more fully in the overview section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations, and reflects our belief that the non-GAAP financial information is important for the understanding of our operations.

The following is a reconciliation of net income to adjusted EBITDA:

	Year ended December 31,				Six months ended June 30,
	2004	2005	2006		2006	2007
	NIS			$	NIS	NIS	$

Net income (loss)	14,389	11,752	(2,032)	(479)	8,323	21,161	4,980
Financial income	1,894	1,197	1,829	430	858	2,532	596
Financial expenses	430	6,539	19,095	4,494	3,170	26,292	6,188
Impairment and other
charges	-	-	10,187	2,398	-	1,907	449
Income tax expenses	8,371	6,972	10,315	2,428	4,100	12,426	2,925
Depreciation and
amortization	19,504	22,819	21,433	5,045	11,543	55,118	12,972
Adjusted EBITDA	40,800	46,885	57,169	13,456	26,278	114,372	26,918

(3)	Subscriber data refers to the following:

Registered customers – customers who have registered to receive services from us as of the end of the period. Active customers – customers who were billed by us during the 12 months preceding the end of the period.

14.     Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our results of operations should be read together with our combined financial statements and the related notes, included elsewhere in this prospectus. The discussion of our financial condition and historical results of operations assumes that we operated as a stand-alone entity for the periods presented. Unless otherwise stated, this discussion does not give effect to our acquisition of 012 Golden Lines. The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at June 30, 2007 (NIS 4.249 = $1.00).

Overview

We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are the first to be granted a license to provide WiMAX-based services on a trial basis.

We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in Bezeq’s 2006 annual report and the number of broadband access customers we had. As of June 30, 2007, we provided services to approximately 982,000 registered household customers and approximately 98,000 registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel, which includes the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

Prior to the Initial Offering, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index. Internet Gold is controlled by Eurocom Communications Ltd., one of Israel’s major communications groups. Internet Gold began providing Internet access services in 1996, and began offering broadband services in 2001 and traditional voice services in 2004. As part of its internal restructuring in 2006, Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this prospectus as the Communications Business. On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We believe that our acquisition of 012 Golden Lines provides us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. Since the acquisition, we have been granted a license to provide VoB local telephony services on a commercial basis without any limitation on the number of subscribers, as well as the first license to conduct fixed WiMAX technology trials, which was later amended to also include mobile WiMAX trials.

We began to plan for the integration with 012 Golden Lines upon the announcement of the acquisition in 2006 and have integrated our management team with that of 012 Golden Lines. We are now in the process of executing our integration plan, which is scheduled to be completed in the fourth quarter of 2007, and we estimate that we will achieve annual operating synergies, including cost savings of approximately $10.0 million, upon the completion of the integration. The synergies and the cost savings are expected to come primarily from the reduction of corporate overhead and advertising expenses, elimination of overlapping functions and realization of operational efficiencies resulting from leveraging common systems. During the first six months of 2007, we began to realize projected synergies and cost savings, and expect that we will begin to realize the full effect of these synergies by the end of 2007. We believe that we will be able to enjoy significant future savings as a result of efficiencies from economies of scale and our increased buying power.

The cost of our acquisition of 012 Golden Lines was NIS 598.4 million ($140.8 million), including expenses incurred with respect to the transaction, but not including NIS 289.6 million ($68.2 million) of debt, which represents the outstanding debt of 012 Golden Lines as of the date of acquisition. The consideration for the acquisition was paid in two installments in January 2007 and March 2007 including interest of 6.5% accrued from the dates the acquisition agreements were signed. Following the successful completion of a public offering of our securities we paid $262,000, to a former minority shareholder of 012 Golden Lines as final consideration for his ownership interest. In order to refinance a portion of the short-term debt that we incurred in connection with the acquisition, we issued an aggregate of NIS 425.0 million ($100.0 million) Series A debentures in private placements to institutional investors in Israel in March 2007 and May 2007.

Our revenues increased at a compound annual growth rate, or CAGR, of 37.2% from NIS 182.2 million for the year ended December 31, 2004 to NIS 343.1 million ($80.7 million) for the year ended December 31, 2006. Primarily as a result of our acquisition of 012 Golden Lines, our revenues increased by 248.7% from NIS 158.1 million for the six months ended June 30, 2006 to NIS 551.3 million ($129.7 million) for the six months ended June 30, 2007. In an effort to further expand our customer base and increase penetration into existing markets, we plan to cross-sell our services and leverage advanced technologies to broaden our service offerings. We expect our revenues will continue to increase as we capitalize on our strategic position to offer VoB services and realize synergies from the acquisition.

We operate in a highly regulated industry in Israel, which has undergone significant changes in the past decade, transitioning from a slow moving market, with a single state-owned carrier, Bezeq, to one that, although still highly-regulated, has grown rapidly and is highly competitive in nearly every segment. The Israeli communications market today is dominated by three main groups: Eurocom, our indirect controlling shareholder, The IDB Group and Bezeq, each with interests in several communications sub-sectors. The Ministry of Communications has mandated an “open access” policy, which requires Bezeq and HOT, the incumbent local cable provider, to provide access to their infrastructure, including last-mile access to homes and offices. The Ministry of Communications has also adopted a policy to encourage new entrants into the communications market, which has led to increased competition in the market. We face competition in all segments of our operations and we believe we maintain our competitive position based on the quality of our services and competitiveness of our price.

As a result of an amendment to the Communications Law, local and international, cellular and landline telephony operators were required to implement number portability by September 1, 2006. Number portability will permit local telephony subscribers to change to another network operator without having to change their telephone numbers. We are currently conducting tests of our number portability program and expect to be able to provide number portability by December 1, 2007, the date which the cellular and fixed line telephony operators have also targeted as the launch date for number portability in Israel. We expect that the implementation of the number portability plan will provide us with an opportunity to increase our penetration of the local telephony market, because it will substantially reduce the entry barriers in this market, and will help us in promoting our VoB services. We believe that number portability will increase the potential of new subscribers for our VoB services, because we believe that a certain portion of telephony users will switch to a new operator only if they are able to keep their current telephone number, which will be possible once the number portability plan is implemented. See “Risk Factors–Risks Related to our Business–We may be subject to fines or face claims of being in violation of the Communications Law or in violation of the Ministry’s number portability plan in connection with the requirement to provide number portability, which could adversely affect our profitability.”

Revenues

We earn revenues primarily from the sale of broadband and traditional voice services, as well as from ancillary sales of broadband equipment and products, such as routers. Our customers can use our services on an as needed basis or enter into monthly or longer term arrangements. Most of our subscribers may cancel their subscriptions at any time. We bill our residential customers for our services on a monthly basis and we are typically paid by credit card or bank debit order. Business customers are also billed on a monthly basis, and we generally receive payment in full within 10 to 70 days of invoice. We bill our cellular and carrier customers based on the number of minutes terminated or transferred by us, and the number of signaling messages sent and received. Our revenues are directly affected by the total number of residential and business customers we have, the volume of traffic from our cellular and carrier customers and the rates we charge for our service.

During the years 2004 to 2006, both the broadband and traditional voice services markets experienced price erosion. The effect of the price erosion was partially offset in the broadband services market by the increased use of higher bandwidth by our customers for which we charged higher fees, and in the traditional voice market by the continued growth of the market and the increase in minutes used. We were able to further maintain our operating margins and profitability in the broadband and traditional voice services segments despite the price erosion by continued cost reductions. In 2007, we believe that prices have stabilized in both the broadband and traditional voice services markets as a result of the consolidation in these markets.

Broadband services revenues primarily consist of monthly subscriptions for broadband access to the Internet. We also earn revenues from offering a diverse suite of value-added services that are incremental to our core broadband Internet access services, such as e-mail, global remote access, wireless and wired home networking, various security services and virtual private network, or VPN, services. We earn revenues for these services based either on fixed prices for the service or a negotiated fee. We also provide specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. Our fee structure for these services depends on three main factors: capacity, distance and the type of technology used. Most specialized data services are provided under one to two year contracts.

Revenues from traditional voice services are generated from payments based on the number of minutes the service is used by subscribers and the destination of the calls. We also offer our traditional voice services in monthly packages. As of June 30, 2007, we had approximately 831,000 customers registered in our database, of which approximately 411,000 customers used our voice services and were billed by us in the prior 12 months. In addition, we bill Israeli carriers for their customers’ use of our services, which in the last 12 months were generated from over 771,000 lines. We provide termination services to over 100 international carriers for their calls originating outside of Israel. We also provide hubbing-traffic routing to our international carrier customers and roaming and signaling services for cellular operators.

Over the last three years, we have experienced significant growth, and expect future revenue growth in both our broadband and traditional voice segments. We believe that our VoB local telephony services will contribute to the growth in revenues from our broadband services segment.

Most of our revenues are denominated in NIS, and the remainder is principally denominated in U.S. dollars.

Customer Concentration. We sell our products to a large number of residential, business and carrier customers. In the past three years, no customer accounted for more than 10.0% of our revenues.

Costs and Operating Expenses

We believe that our costs and operating expenses will be significantly impacted in 2007 by our acquisition of 012 Golden Lines. While we expect that our costs and operating expenses will increase significantly because of the increased scope of our operations, we believe that we will be able to enjoy significant future savings as a result of efficiencies from economies of scale and our increased buying power.

Cost of Revenues. Our cost of revenues consists primarily of costs of network services, salaries and related expenses, facilities costs and depreciation and amortization expenses. Our network services costs include costs of connecting local telephone lines into our points of presence, international termination costs, the use of third party networks and leased lines to connect each of our points of presence to our regional network operations centers, the connections between our regional network operations centers, points of presence and the Internet backbone. We also include in our cost of revenues telecommunication services expenses related to traditional voice services. We have entered into interconnect agreements with several international carriers to allow us to provide global connectivity to our customers, and have spent significant sums on acquiring rights of use, or ROU, of international marine fiber-optic cables to ensure the availability of adequate domestic and international bandwidth.

We include salary costs for our technical and technical support staff in our cost of revenues. These employees are directly involved in providing broadband and traditional voice services to our subscribers. Our cost of revenues also includes the costs of facilities used to provide technical services, royalties to the Ministry of Communications and the direct cost of the equipment sold to customers.

The main cost items in the broadband services segment are the Internet connectivity costs and the technical support costs. While we have been purchasing increasing amounts of capacity to accommodate our customers’ bandwidth requirements, the average cost of bandwidth has decreased, and, therefore, our total Internet connectivity cost has been stable. In the traditional voice segment, the main cost item is the international and local termination costs. Our international termination rates have been stable and we expect no substantial changes in the near future. Local termination costs have gradually decreased over the last few years under the regulations issued by the Ministry of Communications. Cellular termination costs have gradually decreased since 2005 under the regulations issued by the Ministry of Communications and will further decrease on March 1, 2008.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of media advertisement and sales promotion costs as well as salaries, commissions and related costs for our sales representatives and channel marketing program partners and facilities costs related to sales and marketing.

As a result of our integration with 012 Golden Lines, we expect to reduce the amounts spent on media advertisement, compared to the amounts spent in 2006, on a pro forma basis, and to reduce costs by achieving additional efficiency in managing our combined telemarketing and customer service operations.

General and Administrative Expenses. Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease and maintenance payments for our administrative facilities, allowances for doubtful accounts and bad debts and other miscellaneous expenses. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and other pay.

We expect that our general and administrative expenses will increase in future periods, principally due to additional costs associated with our becoming an independent public company. Among such costs will be professional fees that will be incurred in connection with on-going compliance associated with us becoming a publicly traded company, including the establishment, documentation and testing of our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act. We also expect to incur additional costs, such as directors’ and officers’ insurance and investor relations and communications. These additional costs will be partially offset by the synergies and cost savings we expect to achieve upon the completion of our integration with 012 Golden Lines, primarily from the reduction of corporate overhead and advertising expenses, elimination of overlapping functions and realization of operational efficiencies resulting from leveraging common systems.

Depreciation and Amortization. Our depreciation and amortization expenses primarily relate to our network equipment and capacity. The various income statement line items that include depreciation and amortization and the amount of depreciation and amortization included in each such line item for the years ended December 31, 2004, 2005 and 2006 and for the six month periods ended June 30, 2006 and 2007 are as follows:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
	(NIS in millions)

Cost of revenues	15.9	19.1	18.0	9.8	35.7

Selling and marketing expenses	2.0	2.0	1.9	0.9	17.7

General and administrative expenses	1.5	1.7	1.5	0.8	1.7

A significant portion of the expenses is allocated to our two operating segments, depending upon the department and segment to which the depreciated asset relates. Expenses are not allocated in circumstances where the costs have been incurred in relation to assets, such as network components and billing systems, serving both segments. We will incur additional costs in future periods resulting from the amortization of intangible assets resulting from our acquisition of 012 Golden Lines.

Financial Income. Financial income includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest income on our cash and cash equivalents and short term investments.

Financial Expenses. Financial expenses include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest charged on loans from banks and related parties and on our Series A Debentures. The acquisition price of 012 Golden Lines was denominated in U.S. dollars. In order to eliminate our exposure to fluctuations in the NIS/U.S. dollar exchange rate between the dates the acquisition agreements were signed in 2006 and the dates on which payments were made in 2007, we entered into several hedging transactions. These transactions resulted in losses of NIS 15.6 million ($3.7 million). In 2007, we expect increased interest expense in respect of our Senior A Debentures issued to partially finance the acquisition of 012 Golden Lines.

Income Tax. We record deferred tax assets based on the assessment of management. Management considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other things, benefits (expenses) that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize tax loss carry forwards.

On May 9, 2007, we received an authorization from the Israeli Tax Authorities for the transfer of the Communications Business on a tax free basis. As part of this authorization, we will be able to utilize our accumulated tax losses and expect to recognize during 2007 a deferred tax asset in respect of our tax losses. As of June 30, 2007, we and our subsidiaries had operating loss carryforwards for tax purposes of approximately NIS 65.2 ($15.3 million). These operating loss carryforwards are linked to the Israeli Consumer Price Index and have no expiration date. However, the use of such operating loss carryforward is restricted under the tax ruling issued to us by the Israeli Tax Authority. See “Israeli Taxation–Ruling Issued by the Israeli Tax Authority.”

Our management has assessed our deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management with respect to the consideration of positive and negative factors including benefits that could be realized from available tax strategies and future taxable income. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards or tax credits before their expiration.

In determining the potential requirement to establish a valuation allowance, we have evaluated all positive and negative evidence, including the work plans of management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting our future forecasted taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, we have recorded a valuation allowance against our deferred tax assets resulting from capital loss carryforwards and our subsidiary’s operating loss carryforwards.

On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order)–2005,” or the 2005 Amendment, which provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007, the tax rate will be 29%, in 2008, the tax rate will be 27%, in 2009, the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, from 2010, upon reduction of our tax rate to 25%, real capital gains will be subject to tax of 25%.

Key Performance Indicators. Our management evaluates our performance through focusing on our key performance indicators: number of registered and active customers, operating income and adjusted EBITDA. These key performance indicators are affected by the competitive and regulatory landscape in which we operate and our ability to adapt to the challenges posed. We monitor key operating and customer service metrics to review the overall performance of our business, improve customer service, maintain the quality of our network and reduce costs.

Non-GAAP Financial Measure

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income (loss) before financial income, financial expenses, impairment and other charges, income tax expenses, depreciation and amortization.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). We also believe that this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if any adjustments to current spending decisions are needed.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss), cash flows from operating activities and other income or cash flows statement data prepared in accordance with GAAP. Some of these limitations are:

—	Adjusted EBITDA does not reflect interest expense, income taxes, depreciation and amortization, impairment and non-recurring charges, or currency fluctuations, which are charges impacting our net income (loss). As a result, adjusted EBITDA is not a substitute for net income (loss) or net income (loss) per share, which are performance measures widely used by investors;

—	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

—	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

—	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

—	Adjusted EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

—	Other companies in our markets may calculate adjusted EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, adjusted EBITDA should not be considered as a measure of performance in compliance with GAAP. We compensate for this limitation by relying primarily on our GAAP results and using adjusted EBITDA only supplementally. We strongly urge you to review the reconciliation of adjusted EBITDA to GAAP net income (loss) under “Prospectus Summary–Summary Combined Financial Data,” along with our combined financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business.

Impact of Critical Accounting Policies

Our discussion and analysis of our financial condition and the results of our operations are based on our combined financial statements which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We, on an ongoing basis, evaluate our estimates, which are used for, but not limited to, the accounting for revenue recognition, allocations from Internet Gold, goodwill and intangible asset impairments, loss contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our combined financial statements.

Basis of Presentation. Our combined financial statements have been derived from the financial statements and accounting records of Internet Gold using the historical results of operations and historical basis of the assets and liabilities of the Communication Business transferred to us by Internet Gold. Significant assumptions and estimates have been used in the determination of cost allocations from Internet Gold included in our combined financial statements and the preparation of our historical financial information prior to our separation from Internet Gold. We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect our future results of operations, financial position and cash flows, or what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented. The combined financial statements include allocations of certain of Internet Gold’s corporate headquarters’ assets, liabilities and expenses directly relating to the Communication Business that have been transferred to us. In addition, general corporate overhead has been allocated to us either based on the ratio of our costs and operating expenses to Internet Gold’s total costs and expenses or based on the our revenue as a percentage of Internet Gold’s total revenue. The costs of these services charged to us are not necessarily indicative of the costs that would have been incurred if we had performed these functions as a stand-alone company.

Revenue Recognition. Substantially all of our revenue is derived from broadband and traditional voice services. Our remaining revenue, representing less than 5% of our total revenue, in each of the three years ended December 31, 2004, 2005 and 2006, and the six month period ended June 30, 2007, was earned from ancillary sales of broadband equipment and products, such as routers. Revenue from broadband services is recognized as services are performed. Revenues from traditional voice services are recognized based on the number of minutes the service is used by customers and the destination of the calls. We apply the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which provides guidance on when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. We have determined that EITF No. 00-21 requires us to account for the sale of products and the related cost of such products as a separate unit of accounting when such products are sold with accompanying services in a multiple element transaction. Product sales revenue is recognized upon the delivery of the product to the customer, based on its relative fair value only up to the amount of the consideration that is not contingent upon the completion/execution of other elements of the contract.

Allowance for Doubtful Accounts. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the creditworthiness of each of our customers, although a credit review is performed for carrier and large business customers. We consider a number of factors in determining the proper level of the allowance, including historical collection experience, current economic trends, the aging of the accounts receivable portfolio and changes in the creditworthiness of our customers. We evaluate our guidelines for providing for doubtful accounts on a frequent basis and examine the material parameters that might affect the assessment of our doubtful accounts, such as the tendency of a customer segment to make timely payments, rate of checks returned for insufficient payment and blocked bank accounts. Our policy has been consistent and has proven itself over the years. Therefore, based on our past experience we believe this policy is appropriate.

Valuation of Long-lived Assets. Long-lived assets and certain identifiable amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that we expect to hold and use is based on the amount by which the carrying value exceeds the fair value of the asset.

We make significant assumptions and estimates in this process regarding matters such as determining asset groups and estimating future cash flows, remaining useful lives, discount rates and growth rates. We make assumptions about the remaining useful life of our long-lived assets based on the average life of our historical capital asset additions and our historical asset purchase trend. Because of the nature of our industry, we also assume that the technology changes in the industry render all equipment obsolete with no salvage value after their useful lives.

Valuation of Goodwill. Under Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually (on December 31) for impairment, or more frequently, if impairment indicators arise. Intangible assets that have finite lives will be amortized over their useful lives and are subject to the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Impairment analysis for goodwill and other indefinite-lived intangible assets is also triggered by the performance of a SFAS No. 144 analysis.

Our reporting units are the same as our operating segments as each segment’s components have been aggregated and deemed a single reporting unit because they have similar economic characteristics. Each component is similar in that they each provide services for which all of the resources and costs are drawn from the same pool, and are evaluated using the same business factors by management. Furthermore, management measures results and allocates resources for the segment as a whole.

Goodwill impairment is tested using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment by comparing the fair value of a reporting unit with its carrying amount. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount.

We generally determine the fair value of our reporting units using the expected present value of future cash flows. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we would perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

Accounting for Income Taxes. We recognize deferred tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred tax assets are reduced by a valuation allowance to an amount that is determined more likely than not to be recoverable.

We must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance, including the evaluation of all positive and negative evidence, including our work plans and the analysis of scenarios for achieving these work plans. The underlying assumptions utilized in forecasting our future forecasted taxable income require judgment and may be subject to revision based on future business developments.

Contingencies. We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of any reserves required for any contingencies are made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses. We evaluate whether a liability must be recorded for contingencies based on whether a liability is probable and estimable.

Acquisition of 012 Golden Lines. We accounted for the acquisition of 012 Golden Lines utilizing the purchase method of accounting. The application of purchase method accounting under SFAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of 012 Golden Lines have been appraised for inclusion in the balance sheet by BDO Ziv Haft Consulting & Management Ltd., an independent valuation expert. Long-lived assets such as property and equipment will reflect a value of replacing the assets, which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values, for example, customer relationships that were developed by the acquired company. Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill. These values are subject to adjustment for one year after the close of the transaction as additional information is obtained.

The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to, future expected discounted cash flows for customer relationships, current replacement cost for similar capacity and obsolescence for certain property and equipment, comparable market rates for contractual obligations and certain investments and liabilities, expected settlement amounts for litigation and contingencies, and appropriate discount rates and growth rates.

Determining the particular economic life for intangible assets and for tangible fixed assets involves the exercise of judgment and can materially affect the reported amounts for amortization of intangible assets and for depreciation for tangible fixed assets.

We have not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the one-year purchase price allocation period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

Results of Operations

The following table sets forth our results of operations in NIS in thousands and as a percentage of revenues for the periods indicated:

	Year ended December 31,						Six months ended June 30,
	2004		2005		2006		2006		2007
	NIS	%	NIS	%	NIS	%	NIS	%	NIS	%

Revenues:
Broadband	172,834	94.9	176,317	72.1	183,096	53.4	89,950	56.9	225,074	40.8
Traditional voice	9,381	5.1	68,059	27.9	159,990	46.6	68,140	43.1	326,224	59.2

Total revenues	182,215	100.0	244,376	100.0	343,086	100.0	158,090	100.0	551,298	100.0

Costs and operating
expenses:
Cost of revenues	77,295	42.4	136,856	56.0	224,565	65.5	101,700	64.3	387,352	70.3
Selling and marketing	66,235	36.3	60,595	24.8	59,864	17.4	30,354	19.2	78,168	14.2
General and
administrative	17,389	9.5	22,859	9.3	22,921	6.7	11,301	7.2	26,524	4.8
Impairment and other
charges	-	-	-	-	10,187	3.0	-	-	1,907	0.3

Total costs and
operating
expenses	160,919	88.2	220,310	90.1	317,537	92.6	143,355	90.7	493,951	89.6

Income from operations	21,296	11.8	24,066	9.9	25,549	7.4	14,735	9.3	57,347	10.4
Financial income	1,894	1.0	1,197	0.5	1,829	0.5	858	0.6	2,532	0.5
Financial expenses	430	0.2	6,539	2.7	19,095	5.5	3,170	2.0	26,292	4.8

Net income after
financial expenses	22,760	12.6	18,724	7.7	8,283	2.4	12,423	7.9	33,587	6.1
Income tax expenses
(income)	8,371	4.6	6,972	2.9	10,315	3.0	4,100	2.6	12,426	2.3

Net income (loss)	14,389	8.0	11,752	4.8	(2,032)	(0.6)	8,323	5.3	21,161	3.8

Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2007

Revenues. Our revenues increased by 248.7% from NIS 158.1 million for the six months ended June 30, 2006 to NIS 551.3 million ($129.7 million) for the six months ended June 30, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 361.7 million ($85.1 million) of the increase. Excluding 012 Golden Lines’ revenues, revenues were NIS 189.6 million ($44.6 million) for the six months ended June 30, 2007, representing an increase of 19.9% compared to the six months ended June 30, 2006, and is attributable to the 150.2% growth in broadband services including Internet access and business services and to the 378.8% growth from our traditional voice services.

Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 40.8% of our total revenues for the six months ended June 30, 2007, increased by 150.2% from NIS 89.9 million for the six months ended June 30, 2006 to NIS 225.1 ($53.0 million) for the six months ended June 30, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 134.4 million ($31.6 million) of the increase. Excluding 012 Golden Lines’ broadband services revenues, broadband services revenues were NIS 90.7 million ($21.3 million) for the six months ended June 30, 2007, representing an increase of 0.8% compared to the six months ended June 30, 2006. The increase is attributable to the growth in broadband services including Internet access, reflecting a steady growth of our business services.

Traditional voice services revenues, which represented 59.2% of our total revenues for the six months ended June 30, 2007, increased by 378.8% from NIS 68.1 million for the six months ended June 30, 2006 to NIS 326.2 million ($76.8 million) for the six months ended June 30, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 227.4 million ($53.5 million) of the increase and also reflects our success in securing high-volume traffic contracts. Excluding 012 Golden Lines’ traditional voice services revenues, traditional voice services revenues were NIS 98.8 million ($23.3 million) for the six months ended June 30, 2007, representing an increase of 45.1% compared to the six months ended June 30, 2006 resulting primarily from the increase in revenues from hubbing services for carriers.

Cost of Revenues. Our cost of revenues increased by 280.9% from NIS 101.7 million for the six months ended June 30, 2006 to NIS 387.4 million ($91.2 million) for the six months ended June 30, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 267.4 million ($62.9 million) of the increase. Excluding 012 Golden Lines’ cost of revenues, cost of revenues were NIS 119.9 million ($28.2 million) for the six months ended June 30, 2007, representing an increase of 17.9% compared to the six months ended June 30, 2006. The increase is attributable to the expenses related to the growth in broadband services and the substantial growth in traditional voice services. Our cost of revenues as a percentage of revenues increased from 64.3% for the six months ended June 30, 2006 to 70.3% for the six months ended June 30, 2007 primarily from the increase in revenues from hubbing services for carriers, which historically have had higher associated network costs than the costs associated with the provision of traditional voice services to residential and business customers.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 157.5% from NIS 30.4 million for the six months ended June 30, 2006 to NIS 78.2 million ($18.4 million) for the six months ended June 30, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 51.0 million ($12.0 million) of the increase including NIS 16.2 million ($3.8 million) relating to the amortization of the intangible assets (primarily customer relationships) acquired from 012 Golden Lines. Excluding 012 Golden Lines’ selling and marketing expenses, selling and marketing expenses were NIS 27.2 million ($6.4 million) for the six months ended June 30, 2007, representing a decrease of 10.5% compared to the six months ended June 30, 2006. The decrease was primarily due to more cost efficient marketing activities and as a result of our integration with 012 Golden Lines. As a result of the integration we reduced the amount spent on media advertisement and achieved additional efficiencies in managing our combined telemarketing and customer service operations. Our selling and marketing expenses as a percentage of revenue decreased from 19.2% for the six months ended June 30, 2006 to 14.2% for the six months ended June 30, 2007.

General and Administrative Expenses. Our general and administrative expenses increased by 134.7% from NIS 11.3 million for the six months ended June 30, 2006 to NIS 26.5 million ($6.2 million) for the six months ended June 30, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 15.6 million ($3.7 million) of the increase. Excluding 012 Golden Lines’ general and administrative expenses, general and administrative expenses were NIS 10.9 million ($2.6 million) for the six months ended June 30, 2007, representing a decrease of 3.4% compared to the six months ended June 30, 2006. Our general and administrative expenses as a percentage of revenues decreased from 7.2% for the six months ended June 30, 2006 to 4.8% for the six months ended June 30, 2007. The decrease was a result of the reduction in management costs and administrative expenses achieved as a part of our integration efforts.

Impairment and Other Charges. Our impairment and other charges were NIS 1.9 million ($0.4 million) for the six months ended June 30, 2007 which represent non-recurring expenses relating to charges incurred in connection with the acquisition of 012 Golden Lines.

Income from Operations. Our income from operations increased by 289% from NIS 14.7 million for six months ended June 30, 2006 to NIS 57.3 million ($13.5 million) for the six months ended June 30, 2007. The increase was primarily due to the consolidation of 012 Golden Lines results for the first time, which accounts for NIS 26.1 million ($6.1 million) of the increase. Excluding 012 Golden Lines’ operating income, our income from operations increased by 112.2% from NIS 14.7 million for six months ended June 30, 2006 to NIS 31.2 million ($7.3 million) for the six months ended June 30, 2007. The increase was due to the NIS 16.6 million ($3.9 million) increase in our income from operations from broadband services resulting from the growth in our broadband customer base, and to the NIS 14.6 million ($3.4 million) increase in our income from operations from our traditional voice services, which was derived primarily from the continuing growth in revenues and income from outgoing traffic and hubbing services for carriers.

Financial Income. Our financial income increased from NIS 858,000 in the six months ended June 30, 2006 to NIS 2.5 million ($596,000) for the six months ended June 30, 2007. The increase is primarily attributable to the consolidation of 012 Golden Lines’ results for the first time which accounted for NIS 800,000 ($188,000) of the increase.

Financial Expenses. Our financial expenses increased from NIS 3.2 million for the six months ended June 30, 2006 to NIS 26.3 million ($6.2 million) for the six months ended June 30, 2007. The increase is related to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 9.8 million ($2.2 million) of the increase. The increase was also due to financing expenses with respect to the NIS 425 million ($100.0 million) of debentures that we issued since March 2007. Our financial expenses net as a percentage of revenues increased from 1.5% for the six months ended June 30, 2006 to 4.3% for the six months ended June 30, 2007.

Income Tax Expenses. Our income tax expenses increased from NIS 4.1 million for the six months ended June 30, 2006 to NIS 12.4 million ($2.9 million) for the six months ended June 30, 2007. Income taxes for the six months ended June 30, 2007 include 012 Golden Lines’ income tax expenses, net, of NIS 7.0 million ($1.6 million). On May 9, 2007, the Israeli Tax Authorities issued a ruling authorizing the transfer of the Communications Business to be treated on a tax-free basis. Under the ruling, we will be able to utilize our accumulated tax losses.

Net Income. Net income for the six months ended June 30, 2007 was NIS 21.2 million ($5.0 million) compared with NIS 8.3 million for the six months ended June 30, 2006. The increase is primarily attributable to the consolidation of 012 Golden Lines’ results for the first time, which accounts for NIS 9.4 million ($2.2 million) of the increase.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2006

Revenues. Our revenues increased by 40.4% from NIS 244.4 million for the year ended December 31, 2005 to NIS 343.1 million ($80.7 million) for the year ended December 31, 2006. The increase was primarily due to the NIS 91.9 million increase in our revenues from our traditional voice services as well as the NIS 6.8 million increase in revenues from our broadband services.

Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 53.4% of our total revenues for the year ended December 31, 2006, increased by 3.9% from NIS 176.3 million for the year ended December 31, 2005 to NIS 183.1 million ($43.1 million) for the year ended December 31, 2006. The increase was due to the 20% increase in the number of customers and a greater number of value-added services sold to our customers.

Traditional voice services revenues, which represented 46.6% of our total revenues for the year ended December 31, 2006, increased by 135% from NIS 68.1 million for the year ended December 31, 2005 to NIS 160.0 million ($37.7 million) for the year ended December 31, 2006. The increase was primarily due to our aggressive penetration of the traditional voice market in Israel, which resulted in a 416% increase in revenues from hubbing services for carriers.

Cost of Revenues. Our cost of revenues increased by 64.1% from NIS 136.9 million for the year ended December 31, 2005 to NIS 224.6 million ($52.9 million) for the year ended December 31, 2006. Our cost of revenues as a percentage of revenues increased from 56% for the year ended December 31, 2005 to 65.5% for the year ended December 31, 2006. The increase is related to the increase in our revenues and is primarily due to NIS 84.6 million ($20.5 million) of higher network costs associated with our traditional voice services, in particular the growth in our hubbing services for carriers. Hubbing services historically have had higher associated network costs than the costs associated with the provision of traditional voice services to residential and business customers.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 1.2% from NIS 60.6 million for the year ended December 31, 2005 to NIS 59.9 million ($15.1 million) for the year ended December 31, 2006. Our selling and marketing expenses as a percentage of revenues decreased from 24.8% for the year ended December 31, 2005 to 17.4% for the year ended December 31, 2006. The decrease is primarily attributable to a decrease in salaries and related expenses of NIS 2.4 million ($560,000) and the fact that we were able to maintain the same level of expenses while continuing to increase our revenues. We were also more effective in our advertising and marketing initiatives, which were 11.1% of total revenues in 2005, but only 8.5% of total revenues in 2006.

General and Administrative Expenses. Our general and administrative expenses remained constant at NIS 22.9 million ($5.4 million) for the year ended December 31, 2005 and 2006. Our general and administrative expenses as a percentage of revenues decreased from 9.3% for the year ended December 31, 2005 to 6.7% for the year ended December 31, 2006, due to the fact that we were able to maintain the same level of expenses while continuing to increase our revenues.

Impairment and Other Charges. In the year ended December 31, 2006, we had impairment and other charges of NIS 10.2 million ($2.4 million). We did not incur any such charges in 2005. Our impairment and other charges, as a percentage of revenues was 3% for the year ended December 31, 2006. On December 31, 2006, as a result of the 012 Golden Lines acquisition, we decided to abandon our previous plans to develop our own billing and customer relationship management, or CRM, software systems, and to gradually integrate and migrate our existing systems to the 012 Golden Lines billing and CRM application. At the date of acquisition, we ceased the development of our billing and CRM systems and wrote off all of the capitalized software that was under development.

Income from Operations. Our income from operations increased by 6.2% from NIS 24.1 million for the year ended December 31, 2005 to NIS 25.5 million ($6.0 million) for the year ended December 31, 2006. The increase was due to the NIS 10.4 million ($2.4 million) increase in our income from operations from our traditional voice services, which was derived primarily from our penetration of the traditional voice market in Israel and resulted in increased revenues and income from outgoing traffic and hubbing services for carriers. This increase was partially offset by a NIS 8.9 million ($2.1 million) decline in our income from operations from our broadband services resulting from our reduction in prices in response to increased competition.

Financial Income. Our financial income increased by 52.8% from NIS 1.2 million in the year ended December 31, 2005 to NIS 1.8 million ($430,000) for the year ended December 31, 2006. The increase was primarily due to the devaluation of the dollar against the NIS.

Financial Expenses. Our financial expenses increased by 192% from NIS 6.6 million for the year ended December 31, 2005 to NIS 19.1 million ($4.5 million) for the year ended December 31, 2006. Our financial expenses as a percentage of revenues increased from 2.7% for the year ended December 31, 2005 to 5.6% for the year ended December 31, 2006. The acquisition price of 012 Golden Lines was denominated in U.S. dollars. In order to eliminate our exposure to fluctuations in the NIS/U.S. dollar exchange rate between the dates the acquisition agreements were signed in 2006 and the dates on which payments were to be made in 2007, we entered into hedging transactions. These transactions resulted in losses of NIS 15.6 million ($3.7 million).

Income Tax Expenses. Our income tax expenses increased by 47.9% from NIS 7.0 million for the year ended December 31, 2005 to NIS 10.3 million ($2.4 million) for the year ended December 31, 2006. Our income tax expenses as a percentage of revenues increased from 2.9% for the year ended December 31, 2005 to 3.0% for the year ended December 31, 2006. The increase was primarily due to certain expenses that cannot be deducted for tax purposes, which are directly or indirectly related to the acquisition of 012 Golden Lines.

Net Income (Loss). For the year ended December 31, 2006, we had net loss of NIS 2.0 million ($479,000) compared with a net income of NIS 11.8 million for the year ended December 31, 2005. Net income for the year ended December 31, 2006 includes the effect of one-time charges and the impairment of certain assets made in anticipation of the acquisition of 012 Golden Lines and financial expenses incurred from hedging transactions associated with the acquisition of 012 Golden Lines.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2005

Revenues. Our revenues increased by 34.1% from NIS 182.2 million for the year ended December 31, 2004 to NIS 244.4 million for the year ended December 31, 2005. The increase was primarily due to increased revenues from our traditional voice services as well as a reduction in churn rate for our broadband services due to our after-sale customer service efforts.

Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 72.1% of our total revenues for the year ended December 31, 2005, increased by 2% from NIS 172.8 million for the year ended December 31, 2004 to NIS 176.3 million for the year ended December 31, 2005. The increase was primarily due to an increased number of customers and a greater number of value-added services sold to our customers.

Traditional voice services revenues, which represented 27.9% of our total revenues for the year ended December 31, 2005, increased by 625% from NIS 9.4 million for the year ended December 31, 2004 to NIS 68.1 million for the year ended December 31, 2005. The significant increase was due to our newly introduced 015 traditional voice service that was launched in August 2004 and the subsequent growth in this business during 2005.

Cost of Revenues. Our cost of revenues increased by 77.1% from NIS 77.3 million for the year ended December 31, 2004 to NIS 136.9 million for the year ended December 31, 2005. Our cost of revenues as a percentage of revenues increased from 42.4% for the year ended December 31, 2004 to 56% for the year ended December 31, 2005. The increase was primarily due to NIS 42.0 million of network costs related to providing our traditional voice services. The increase in revenues required us to enter into agreements with several international carriers for the purchase of global international long distance voice services.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 8.5% from NIS 66.2 million for the year ended December 31, 2004 to NIS 60.6 million for the year ended December 31, 2005. Our selling and marketing expenses as a percentage of revenues decreased from 36.3% for the year ended December 31, 2004 to 24.8% for the year ended December 31, 2005. The decrease was primarily due to our initial intensive marketing campaign and other marketing activities made in the year ended December 31, 2004 in connection with the launch of our 015 traditional voice service, which increased our total advertising and public relations expenses for the year ended December 31, 2004 to NIS 40.4 million, compared with only NIS 27.2 million in the year ended December 31, 2005.

General and Administrative Expenses. Our general and administrative expenses increased by 31.6% from NIS 17.4 million for the year ended December 31, 2004 to NIS 22.9 million for the year ended December 31, 2005. Our general and administrative expenses as a percentage of revenues decreased from 9.5% for the year ended December 31, 2004 to 9.3% for the year ended December 31, 2005. The decrease was primarily due to the fact that the additional general and administrative expenses related to the launch of our 015 traditional voice service in August 2004 and to our preparations to be able to successfully operate in this new segment, were much lower than the substantial increase in revenues that this new segment generated.

Income from Operations. Our income from operations increased by 13.0% from NIS 21.3 million for the year ended December 31, 2004 to NIS 24.1 million for the year ended December 31, 2005. The increase was due to the NIS 17.2 million increase in our income from operations from our traditional voice services, which generated a loss from operations of NIS 8.2 million for the year ended December 31, 2004, while in the year ended December 31, 2005, it generated income from operations of NIS 9.0 million. The significant increase was primarily due to the increased revenues from our newly introduced 015 traditional voice service that was first launched in August 2004 and the subsequent growth in this business. This increase was partially offset by a NIS 14.4 million decline in our income from operations from our broadband services resulting from our reduction in prices in response to increased competition.

Financial Income. Our financial income decreased by 36.8% from NIS 1.9 million for the year ended December 31, 2004 to NIS 1.2 million for the year ended December 31, 2005. Our financial income as a percentage of revenues decreased from 1.0% for the year ended December 31, 2004 to 0.5% for the year ended December 31, 2005. The decrease was primarily attributable to foreign exchange gains with respect to embedded derivatives. The embedded foreign currency derivatives are marked to market each reporting period against net income.

Financial Expenses. Our financial expenses increased by 1,421% from NIS 430,000 for the year ended December 31, 2004 to NIS 6.5 million for the year ended December 31, 2005. Our financial expenses as a percentage of revenues increased from 0.2% for the year ended December 31, 2004 to 2.7% for the year ended December 31, 2005. The increase was primarily due to exchange rate difference in respect of payments for our ROU of international fiber optic cables recorded in the year ended December 31, 2005.

Income Tax Expenses. Our income tax expenses decreased by 16.7% from NIS 8.4 million for the year ended December 31, 2004 to NIS 7.0 million for the year ended December 31, 2005. Our income tax expenses as a percentage of revenues decreased from 4.6% for the year ended December 31, 2004 to 2.9% for the year ended December 31, 2005. Our effective tax rates were 37% and 37% for the year ended December 31, 2004 and 2005, respectively, compared with statutory tax rates of 35% and 34% for those years. The differences between the effective and the statutory tax rates derive mainly from non-deductible expenses.

Net Income. Our net income decreased by 18.3% from NIS 14.4 million for the year ended December 31, 2004 to NIS 11.8 million for the year ended December 31, 2005. Our net income as a percentage of revenues was 8.0% for the year ended December 31, 2004 and 4.8% for the year ended December 31, 2005.

Seasonality

We have experienced seasonal variations in the revenues and operating results of our traditional voice segment. Historically, we have generated more revenues and profit in the third quarter of the fiscal year, which we believe is the result of extensive use of international telephony and roaming and signaling services by tourists during the summer vacation season, mainly in outgoing minutes and roaming services. Therefore, traditional voice segment may continue to be higher in the third quarter, which could result in our revenues being flat or slightly down in the fourth quarter.

Off-balance Sheet Arrangements

As of June 30, 2007, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

Liquidity and Capital Resources

Since our inception in 1999, we have operated as a subsidiary of Internet Gold. From the commencement of our operations until 2003, when we began to generate positive operating cash flow, our operations were financed by our parent from its financial resources. Our parent company has historically financed our principal acquisitions and investments through intercompany loans. In connection with our acquisition of 012 Golden Lines, Internet Gold provided us with additional long-term financing, which amounted to NIS 102.9 million ($24.2 million) at June 30, 2007, bearing an interest rate of the prime interest published from time to time by the Bank of Israel, which was 5.0% as of June 30, 2007. Prior to our acquisition of 012 Golden Lines, 012 Golden Lines financed its investments and operations principally from cash flow from operations and through short-term bank loans and revolving short-term bank credit. As of December 31, 2006, 012 Golden Lines had cash and cash equivalents of NIS 8.7 million ($2.0 million) and a working capital deficit of NIS 301.1 million ($70.9 million). During the six months ended June 30, 2007, we raised NIS 425.0 million ($100.0 million) by issuing debentures, as further described below, and received shareholder loans and capital contributions from our parent company in the amounts of NIS 102.9 million ($24.2 million) and NIS 179.3 million ($42.2 million), respectively. As a result, our short-term bank credit decreased from NIS 331.6 million at December 31, 2006, to NIS 150.6 million ($35.5 million) at June 30, 2007, and our working capital deficit decreased from NIS 882.7 million to NIS 150.1 million ($35.3 million) during this period.

During the period from March 2007 to May 2007, we issued a total of NIS 425.0 million ($100.0 million) of Series A Debentures. The Series A Debentures were issued to repay the indebtedness we incurred in connection with the acquisition of 012 Golden Lines. The Series A Debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The Series A Debentures bear annual interest at the rate of 5.85%, which will decrease to an annual interest rate of 4.75% in the event they are listed for trading on the Tel Aviv Stock Exchange.

The Series A Debentures allow us to issue additional series on the same terms, providing that such actions do not cause the credit rating of the Series A Debentures to decrease below the rating existing prior to the issuance of the additional series. We are prohibited from creating any liens on our assets without the prior approval of a majority of the holders of the Series A Debentures. We may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. We are entitled to make an early redemption of the Series A Debentures, in whole or in part, in the last two weeks of each quarter upon payment of the higher of the principal, accrued interest and linkage differences as at that date, or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%. The Series A Debenture holders are entitled to demand the immediate repayment of the Series A Debentures or are obligated to do so if a resolution is passed in a general meeting of the Series A Debenture holders by a majority vote in the event of the winding-up, dissolution or liquidation of our company, non-payment of any amounts due and payable, foreclosure of our principal assets, or a breach of a material provisions of the Series A Debenture agreement. As of the date of this prospectus we are in compliance with the above covenants.

The Series A Debenture holders are entitled to demand immediate redemption of the Series A Debentures if they are not listed for trading on the Tel Aviv Stock Exchange by December 5, 2007. In addition, until the Series A Debentures are listed for trading on the Tel Aviv Stock Exchange, the Series A Debenture holders are entitled to require us to redeem the Series A Debentures if they are given a credit rating lower than “Baa1” by the Israeli rating agency that initially rated the Series A Debentures, or another authorized rating agency in Israel, or if Eurocom Communications is no longer the controlling shareholder of Internet Gold. This prospectus has been filed in order for us to meet our listing obligation.

Eurocom Communications, the controlling shareholder of our parent company, has provided us with a commitment to provide, directly or indirectly, substitute financing, which will become due not earlier than July 1, 2008, in the event that a demand for a repayment of any of the Series A Debentures is made prior to the listing of the Series A Debentures for trading on the Tel Aviv Stock Exchange. In order to have sufficient funds to refinance the Series A Debentures if repayment is required, we also obtained an open line credit commitment from Discount Bank through January 1, 2008 in the amount of NIS 425 million ($100.0 million) bearing the customary interest of Discount Bank plus 1.5%, which, if used, would be guaranteed by Internet Gold.

As of December 31, 2006 and June 30, 2007, we had cash and cash equivalents of NIS 38.0 million ($8.9 million) and NIS 47.5 million ($11.2 million), respectively, and we had working capital deficit of NIS 882.7 million ($207.7) and working capital deficit of NIS 150.1 million ($35.3 million), respectively, reflecting our incurrence of NIS 584.6 million debt in connection with our acquisition of 012 Golden Lines.

On November 5, 2007, we completed our initial public offering of 6,675,000 ordinary shares on the NASDAQ Global Market and received estimated net proceeds of $80,100,000.

As of June 30, 2007, we had borrowings of NIS 150.6 million ($35.4 million) under our lines of credit with five banking institutions in Israel, and the unutilized portion of our lines of credit was NIS 75.9 million. The lines of credit provide for interest at annual rates ranging from 4.6% to 4.75% and an average rate of 4.65%. In relation to these credit lines, we agreed not to pledge any of our assets to any person. In addition, pursuant to the terms of these credit lines, Internet Gold is required to maintain its ownership position in our company above 51%. These credit lines do not have a specified maturity date, but they may be called by each bank at any time.

As of June 30, 2007, we also owed NIS 102.9 million ($24.2 million) to Internet Gold pursuant to a long term loan. As at June 30, 2007, the effective interest rate on this loan was 5.5%. We may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. See “Related Party Transactions.”

Over the next 12 months, we expect cash flows from our operating activities, along with the net proceeds from the Initial Offering and our existing cash and cash equivalents, to be sufficient to fund our operations. We intend to use a portion of the net proceeds of the Initial Offering to repay NIS 103.4 million ($24.3 million) of the short-term debt that we assumed in connection with our acquisition of 012 Golden Lines, bearing an average rate of interest of 4.65%, to redeem NIS 66.7 million ($15.7 million) of the Series A Debentures, and for general corporate purposes, including working capital. We may use a portion of the proceeds to acquire additional businesses. We currently have no plans, proposals or arrangements with respect to any such acquisition.

We made capital expenditures for property and equipment of NIS 20.7 million in the year ended December 31, 2004, NIS 14.1 million in the year ended December 31, 2005, NIS 11.2 million ($2.6 million) in the year ended December 31, 2006, and NIS 25.2 million ($5.9 million) in the six months ended June 30, 2007. The significant increase in our property and equipment as of December 31, 2006 resulted from our acquisition of 012 Golden Lines.

We also entered into agreements for the purchase of ROU of international fiber optic cables to service the increasing bandwidth requirements of our broadband services customers. We made cash payments for ROU of international fiber optic cables of NIS 30.5 million in the year ended December 31, 2004, NIS 40.7 million in the year ended December 31, 2005, NIS 35.4 million ($8.3 million) in the year ended December 31, 2006, and NIS 22.1 million ($5.2 million) in the six months ended June 30, 2007. In addition, through the acquisition of 012 Golden Lines, we purchased ROU of international fiber optic cables in the amount of NIS 173.2 ($40.8 million).

Our capital expenditure plans for the remainder of 2007 are estimated to be NIS 43.0 million ($10.1 million), mainly for implementation of number portability and for continued integration of our network and construction of new hosting premises.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007 (as restated)
	(NIS in thousands)

Net cash provided by (used in)
operating activities	17,971	18,941	38,105	27,676	118,778
Net cash used in investing activities	(19,658)	(13,582)	(16,293)	(6,593)	(609,866)
Net cash provided by (used in)
financing activities	1,678	(5,359)	16,175	(21,083)	500,619
Net (decrease) increase in cash and
cash equivalents	(9)	-	37,987	-	9,531
Cash and cash equivalents at beginning
of period	9	-	-	-	37,987
Cash and cash equivalents at end of
period	-	-	37,987	-	47,518

*As discussed in Note 1 to our combined financial statements, on December 31, 2006, we completed the acquisition of 012 Golden Lines Ltd. for a total consideration of NIS 598,422. The majority of the consideration for the acquisition was paid in January 2007 and March 2007 subsequent to the acquisition date. Amounts have been revised and the accompanying financial statements restated to reflect the payment of NIS 584,621 made in respect of the acquisition of 012 Golden Lines Ltd. as part of “net cash used in investing activities.” Such amount has been reclassified out of “other payables and accrued expenses” and into “purchase of a subsidiary company, net of cash acquired.” Amounts for “other payables and accrued expenses,” “net cash provided by operating activities,” “purchase of a subsidiary company, net of cash acquired” and “net cash used in investing activities” for the six months ended June 30, 2007 were NIS (570,728), NIS (465,843), NIS 0 and NIS (25,245), respectively.

Operating Activities

Our revenues increased at a CAGR of 37.2% from NIS 182.2 million for the year ended December 31, 2004 to NIS 343.1 million ($80.7 million) for the year ended December 31, 2006. Primarily as a result of our acquisition of 012 Golden Lines, our revenues increased by 248.7% from NIS 158.1 million for the six months ended June 30, 2006 to NIS 551.3 million ($129.7 million) for the six months ended June 30, 2007. During this period, our cash balances have been materially affected on both a quarterly and annual basis by our net income from operations, depreciation and amortization and by other changes in our working capital.

Net cash provided by operating activities in 2004, 2005 and 2006 was NIS 18.0 million, NIS 18.9 million, NIS 38.1 million ($9.0 million), respectively. In the six month periods ended June 30, 2006 and 2007, net cash of NIS 27.7 million and NIS 118.8 million ($28.0 million), respectively, was provided by operating activities. The increase in the net cash provided by operating activities in the six months ended June 30, 2007 is primarily a result of our consolidating the results of 012 Golden Lines for the first time.

We expect that our cash flow from operating activities in the year ending December 31, 2007 will be significantly greater than in 2006 as a result of the acquisition of 012 Golden Lines and the synergies and cost savings expected from the integration of the two companies

Investing Activities

Net cash used in our investing activities was NIS 19.7 million in 2004, NIS 13.6 million in 2005, NIS 16.3 million ($3.8 million) in 2006, and NIS 6.6 million and NIS 609.9 million ($143.6 million) in the six months ended June 30, 2006 and the six months ended June 30, 2007, respectively. The increase in the net cash used in investing activities in the six months ended June 30, 2007 is mainly due to the payment of NIS 584.6 million ($137.6 million) of payables related to the 012 Golden Lines acquisition.

Financing Activities

Net cash provided by (used in) financing activities in 2004 and 2005 was NIS 1.7 million, NIS (5.4) million, while net cash provided by financing activities was NIS 16.2 million ($3.8 million) in 2006. In the six month period ended June 30, 2006, net cash used in financing activities was NIS 21.1 million, while in the six months ended June 30, 2007, net cash provided by financing activities was NIS 500.6 million ($117.8 million). Our financing activities during the three years ended December 31, 2006 included changes in short-term bank debt, receipt and repayment of long-term obligations and capital contribution from our parent company. During the six months ended June 30, 2007, our financing activities included changes in short-term bank debt, the receipt of loans and a contribution from our parent company, and the issuance of NIS 425 million ($100 million) of Series A Debentures.

Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of June 30, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations

	Payments due by Period
	(NIS in thousands)
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years

Long-term obligations (including interest)	564,624	-	103,815	147,247	313,562
Payments in respect of long term financial
arrangements (including interest)(1)	8,987	5,809	3,177	-	-
Purchase of ROU of fiber optic cables	172,642	15,038	70,121	61,033	26,450
Operating lease obligations	30,779	5,988	15,260	7,625	1,907
Purchase obligations	3,437	3,437	-	-	-
Other obligations, primarily maintenance costs
of ROU	231,143	8,359	39,641	41,152	141,991

Total	1,011,611	38,630	232,014	257,057	483,910

(1)	Interest on our credit facilities is calculated using Israeli Prime Rate in effect on June 30, 2007. Because the interest rate under the credit facility is variable, actual payments may differ. Interest does not include any increase in interest that would be required based on increases in the Israeli CPI.

As of June 30, 2007, our principal commitments consisted of obligations outstanding under operating leases and ROU of international fiber optic cables. We entered into agreements for the purchase of ROU of international fiber optic cables to service the increasing bandwidth requirements of our broadband services customers. We made cash payments for ROU of international fiber optic cables of NIS 30.5 million in the year ended December 31, 2004, NIS 40.7 million in the year ended December 31, 2005, NIS 35.4 million ($8.3 million) in the year ended December 31, 2006, and NIS 21 million and NIS 22.1 million ($5.2 million) in the six months ended June 30, 2006 and the six months ended June 30, 2007, respectively. In addition, through the acquisition of 012 Golden Lines, we purchased ROU of international fiber optic cables in the amount of NIS 173.2 ($40.8 million).

We anticipate that the cash generated from our operations will be used primarily to fund our operating activities, as well as for capital expenditures and to repay short-term debt.

Although we currently have no plans and are not a party to any agreement or letter of intent, written or otherwise, with respect to any material potential acquisitions or investments of complementary or similar businesses, we may enter into such types of arrangements in the future, which could require us to seek additional equity or debt financing. The sale of additional equity or convertible securities could result in additional dilution to our shareholders. Any debt financing would result in increased interest expense and could result in covenants that would restrict our operations. We have not made any arrangement to obtain any additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

012 Golden Lines – Results of Operations

The following table sets forth 012 Golden Lines results of operations in NIS in thousands and as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2004		2005		2006
	The Company				Consolidated
	NIS	%	NIS	%	NIS	%

Revenues:
Broadband	160,060	24.4	188,073	30.0	244,927	35.2
Traditional voice	495,063	75.6	437,965	70.0	451,861	64.8

Total revenues	655,123	100.0	626,038	100.0	696,788	100.0

Costs and operating expenses:
Cost of revenues	462,431	70.6	456,809	73.0	529,563	76.0
Selling and marketing	84,014	12.8	91,738	14.7	72,887	10.5
General and administrative	25,266	3.9	20,221	3.2	26,015	3.7
Other expenses (income), net	-	-	(35)	-	8,646	1.2

Total costs and operating expenses	571,711	87.3	568,733	90.8	637,111	91.4

Income from operations	83,412	12.7	57,305	9.2	59,677	8.6
Financial expenses, net	5,317	0.8	28,450	4.5	23,499	3.4

Net income after financial expenses	78,095	11.9	28,855	4.6	36,178	5.2
Taxes on income (tax benefit)	(11,498)	(1.8)	4,750	0.8	14,294	2.1

Income from continuing operations	89,593	13.7	24,105	3.9	21,884	3.1
Income from discontinued operations, net	1,951	0.3	2,894	0.5	4,782	0.7

Net income	91,544	14.0	26,999	4.3	26,666	3.8

Year Ended December 31, 2005 Compared with Year Ended December 31, 2006

Revenues. Total revenues increased by 11.3% from NIS 626.0 million for the year ended December 31, 2005 to NIS 696.8 million ($164.0 million) for the year ended December 31, 2006. This increase is primarily due to the NIS 56.9 million increase in revenues from broadband services caused mainly by a 19% increase in 012 Golden Lines' broadband customer base and a 78.5% increase in revenues from specialized data services. As a percentage of total revenues, revenues from broadband services increased from 24.4% for the year ended December 31, 2004 to 30.0% for the year ended December 31, 2005, and to 35.2% for the year ended December 31, 2006.

Cost of Revenues. Cost of revenues increased by 15.9% from NIS 456.8 million for the year ended December 31, 2005 to NIS 529.6 million ($124.6 million) for the year ended December 31, 2006. Cost of revenues as a percentage of revenues increased from 73.0% for the year ended December 31, 2005 to 76.0% for the year ended December 31, 2006. The increase is related to the increase in revenues and is primarily due to the NIS 61.1 million ($14.4 million) increase in network costs associated with the traditional voice services, in particular the growth in hubbing services for carriers.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 20.5% from NIS 91.7 million for the year ended December 31, 2005 to NIS 72.9 million ($17.2 million) for the year ended December 31, 2006. This decrease was primarily due to a decrease of NIS 6.6 million ($1.6 million) in salaries and subcontractor costs, mainly in the residential sector's calling center, and a decrease of NIS 8.7 million ($2.0 million) in advertising and promotion costs. As a percentage of revenue, selling and marketing expenses decreased from 14.7% for the year ended December 31, 2005 to 10.5% for the year ended December 31, 2006.

General and Administrative Expenses. General and administrative expenses increased by 28.7% from NIS 20.2 million for the year ended December 31, 2005 to NIS 26.0 million ($6.1 million) for the year ended December 31, 2006. As a percentage of revenues, general and administrative expenses increased from 3.2% for the year ended December 31, 2005 to 3.7% for the year ended December 31, 2006. This increase was primarily due to an increase of NIS 3.4 million ($800,000) in salaries and professional fees.

Other Expenses. Other expenses in the amount of NIS 8.6 million ($2.0 million) were recorded in the statement of operations for the year ended December 31, 2006. These expenses are mainly composed of provision for infringement of a patent claim in the amount of NIS 3.1 million ($730,000) and share issuance expenses of NIS 4.1 million ($965,000) with respect to a proposed initial public offering of 012 Golden Lines during the first quarter of 2006. The issuance expenses were recorded in the statement of operations because the IPO was not completed.

Income from Operations. Our income from operations increased by 4.1% from NIS 57.3 million for the year ended December 31, 2005 to NIS 59.7 million ($14.0 million) for the year ended December 31, 2006. The increase was due to the increase in revenues from broadband services and the decrease in selling and marketing expenses, as described above.

Financial Expenses, Net. Financial expenses decreased by 17.3% from NIS 28.4 million for the year ended December 31, 2005 to NIS 23.5 million ($5.5 million) for the year ended December 31, 2006. The financial expenses as a percentage of revenues decreased from 4.5% for the year ended December 31, 2005 to 3.4% for the year ended December 31, 2006. The decrease was primarily due to exchange rate differences from the conversion of monetary balance sheet items denominated in non-NIS currencies into NIS, which generated income of NIS 6.9 million ($1.6 million) in 2006, while in 2005, it generated expenses of NIS 20.0 million.

Taxes on Income (Tax Benefit). Taxes on income increased by 200.9% from NIS 4.8 million for the year ended December 31, 2005 to NIS 14.3 million ($3.4 million) for the year ended December 31, 2006. Taxes on income as a percentage of revenues increased from 0.8% for the year ended December 31, 2005 to 2.1% for the year ended December 31, 2006. The increase was primarily due to the fact that in 2005 012 Golden Lines offset part of its taxes on income against a deferred tax asset recorded in previous years (mainly in respect of a carry-forward tax loss). The effective tax rates applicable to 012 Golden Lines were 16% and 40% for the years ended December 31, 2005 and 2006, respectively, compared with statutory tax rates of 34% and 31% for those years. The differences between the effective and the statutory tax rates derive mainly from the recording of a deferred tax asset in 2005, and from non-deductible expenses.

Income from Discontinued Operations. In December 2006, 012 Golden Lines ceased the operations of a call center, which had provided Internet support services to cable companies, and terminated the center's employees. The net income derived from these operations increased from NIS 2.9 million for the year ended December, 2005 to NIS 4.8 million ($1.1 million) for the year ended December 31, 2006.

Net Income. Net income decreased by 1.2% from NIS 27.0 million for the year ended December 31, 2005 to NIS 26.7 million ($6.3 million) for the year ended December 31, 2006. The net income as a percentage of revenues decreased from 4.3% for the year ended December 31, 2005 to 3.8% for the year ended December 31, 2006.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2005

Revenues. Total revenues decreased by 4.4% from NIS 655.1 million for the year ended December 31, 2004 to NIS 626.0 million for the year ended December 31, 2005. This decrease is primarily due to the NIS 57.1 million decline in revenues from traditional voice services, caused mainly by price erosion in the rates of outgoing traffic from Israel resulting from new competitors entering the international telephony market following the Ministry of Communications' decision to open this market to full competition, partially offset by higher broadband revenues, which increased by NIS 28.0 million. As a percentage of total revenues, revenues from broadband services increased from 24.4% for the year ended December 31, 2004 to 30.0% for the year ended December 31, 2005. This increase was due principally to a 36% growth in 012 Golden Lines' ISP customer base and also to the sale of additional added-value services and higher bandwidth to customers. At the end of 2005, 012 Golden Lines also started generating revenues from VoB services.

Cost of Revenues. Total cost of revenues decreased by 1.2% from NIS 462.4 million for the year ended December 31, 2004 to NIS 456.8 million for the year ended December 31, 2005. This decrease was due principally to lower cost of termination services from foreign carriers as a result of a substantial decrease in hubbing traffic in 2005 compared to 2004. Cost of broadband services increased at a lower rate than the increase in broadband revenues because the increased capacity purchased by 012 Golden Lines to support its growing customer base was offset by the substantial decline in capacity and connectivity prices.

Selling and Marketing Expenses. Selling and marketing expenses increased by 9.2% from NIS 84.0 million for the year ended December 31, 2004 to NIS 91.7 million for the year ended December 31, 2005. As a percentage of revenue, selling and marketing expenses increased from 12.8% for the year ended December 31, 2004 to 14.7% for the year ended December 31, 2005. This increase was primarily due to an increase of NIS 9.3 million in salaries and subcontractor costs, mainly in the residential sector's calling center, as a result of the substantial growth of the customer base of 012 Golden Lines. Advertising and promotion costs decreased by 8.3% from NIS 37.3 million in 2004 to NIS 34.2 million in 2005.

General and Administrative Expenses. General and administrative expenses decreased by 20.2% from NIS 25.3 million for the year ended December 31, 2004 to NIS 20.2 million for the year ended December 31, 2005. This decrease was primarily due to a decrease of NIS 3.7 million in doubtful accounts and bad debts as a result of an improvement in 012 Golden Lines' collection methods and re-organization of the collections department. As a percentage of revenues, general and administrative expenses decreased from 3.9% for the year ended December 31, 2004 to 3.2% for the year ended December 31, 2005.

Income from Operations. Our income from operations decreased by 31.3% from NIS 83.4 million for the year ended December 31, 2004 to NIS 57.3 million for the year ended December 31, 2005. The decrease was mainly due to a NIS 57.1 million decrease in revenues from traditional voice services caused by the price erosion in this market during 2005 resulting from the opening of this market to additional competition in 2004.

Financial Expenses. Financial expenses increased by 435% from NIS 5.3 million for the year ended December 31, 2004 to NIS 28.5 million for the year ended December 31, 2005. The financial expenses as a percentage of revenues increased from 0.8% for the year ended December 31, 2004 to 4.5% for the year ended December 31, 2005. The increase was primarily due to the exchange rate differences from the conversion of monetary balance sheet items denominated in non-NIS currencies into NIS, which generated expenses of NIS 20.0 million in 2005, while in 2004 it generated income of NIS 5.2 million.

Taxes on Income (Tax Benefit). As of December 31, 2005, 012 Golden Lines had an accumulated carry-forward tax loss in the amount of approximately NIS 62 million, which, on the basis of current legislation, can be used indefinitely. In previous years 012 Golden Lines recorded a deferred tax asset for the whole amount. The net tax benefit recognized in 2004 was NIS 11.5 million, and in 2005 a net tax expense of NIS 4.8 million was recorded after a partial offset against the deferred tax asset previously recorded.

Income from Discontinued Operations. In early December 2006, 012 Golden Lines ceased the operations of a call center, which had provided Internet support services to cable companies, and terminated the center's employees. The net income derived from these operations increased from NIS 2.0 million for the year ended December 2004 to NIS 2.9 million for the year ended December 31, 2005.

Net Income. Net income decreased by 70.5% from NIS 91.5 million for the year ended December 31, 2004 to NIS 27 million for the year ended December 31, 2005. The net income as a percentage of revenues was 14% for the year ended December 31, 2004 and 4.3% for the year ended December 31, 2005. The decrease is mainly due to the increase in financial expenses and taxes on income as opposed to a tax benefit in 2004.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections", which addresses the accounting and reporting for changes in accounting principles and replaces APB 20 and SFAS 3. SFAS 154 requires retrospective application of changes in accounting principles to prior periods' financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS No. 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not impact our results of operations or our financial position for any period presented.

In July 2006, the FASB issued Financial Accounting Standards Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. We adopted FIN 48 effective January 1, 2007. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but does not create any new fair value measurements. SFAS No. 157 is effective in the first quarter of fiscal years beginning after November 15, 2007. The company is currently evaluating how the adoption of this standard may affect its combined financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities--including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board's long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS No. 159 will have on its combined results of operations and financial condition.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

Effects of Currency Fluctuations

As the NIS is the primary currency of the economic environment in which we and our subsidiaries operate, the NIS is our functional currency, and, accordingly, monetary accounts maintained in currencies other than the NIS are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations. Since June 2002, we are required by law to state our prices in NIS to our residential and SoHo customers. Most of our communications and advertising costs are quoted in dollars.

We have dollar denominated liabilities, including those relating to the ROU of international fiber optic cables. Given that we report our financial statements in NIS, we are subject to risks caused by fluctuations in the exchange rate between the dollar and NIS. We currently hedge against foreign currency exchange translation risks. We purchase U.S. dollar forward contracts to hedge against specific U.S. dollar currency transaction risks. As of June 30, 2007, our exposure was $10.5 million.

Effects of Changes in Interest Rates and the Israeli CPI

We pay interest on our short-term credit lines based on the Israeli Prime Rate. As of June 30, 2007, we had outstanding short-term debt of NIS 150.6 million ($35.5 million), bearing an average interest rate of 4.65%. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities. Each increase or decrease of one percent in the Israeli Prime Rate will increase or decrease our yearly interest expense by NIS 1.5 million ($353,000).

Our NIS 425.0 million ($100.0 million) of Debentures are linked to the Israeli CPI. Each increase or decrease of one percent in the Israeli CPI will result in an increase or decrease in our yearly financial expense by NIS 4.3 million ($1.0 million).

Our NIS 100.6 million ($23.7 million) loan from Internet Gold is linked to the Israeli CPI. Each increase or decrease of one percent in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 1.0 million ($235,000).

15.     Business

Overview

We are a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, we continually focus on introducing new broadband services that allow us to expand our penetration into the communication market segments in which we currently operate, as well as access new market segments such as the large Israeli local telephony and mobile markets. We have frequently been a leader in our industry in introducing new, innovative services and are the first company in Israel to provide VoB services and are the first to be granted a license to provide WiMAX-based services on a trial basis.

We offer our services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in Bezeq's 2006 annual report and the number of broadband access customers we had. As of June 30, 2007, we provided services to approximately 982,000 registered household customers and approximately 98,000 registered business customers. Our enterprise customer base consists of many of Israel's leading companies, including 75 of the 100 largest companies in Israel including the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We believe that our acquisition of 012 Golden Lines provides us with the size and scale of operations necessary to effectively compete in our markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, we are now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. We believe that we will be able to enjoy significant future savings as a result of efficiencies of scale and our increased buying power. During the first six months of 2007, we began to realize projected synergies and cost savings, and expect that we will begin to realize the full effect of these synergies by the end of 2007. For the year ended December 31, 2006, we had revenues of 1,038.5 million ($244.4 million) on a pro forma basis, and for the six months ended June 30, 2007, we had revenues of NIS 551.3 million ($129.7 million).

We offer a wide range of broadband and traditional voice services. As of June 30, 2007, our customers on average used over three different services, whether as part of a package of services or purchased as a separate service. In an effort to further expand our customer base and increase penetration into new and existing markets, we plan to continue to cross-sell our services and leverage advanced technologies to broaden our service offerings. We believe that offering multiple complementary services allows us to increase revenue per customer, provide greater pricing flexibility and promote customer retention. We believe that our VoB service provides an innovative complementary service for new customers and for our existing customer base that as of June 30, 2007, was of over 1,080,000 households and businesses and enables us to cost-effectively enter the large Israeli market for local telephony with a versatile, feature-rich, low cost service that can be bundled with other services we offer. We also believe that the expected implementation of the number portability program at the end of 2007, mandated by the Ministry of Communications, provides us an opportunity to increase our penetration of the local telephony market. We are also considering the expansion of our service offerings to include Internet protocol television, or IPTV, as well as mobile virtual network operator, or MVNO, at such time as commercial licenses for such services become available.

We have made significant investments in our multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using IP. Our investment has allowed us to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. Our network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies, such as WiMAX. In addition, we use our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers. Under the "open access" policy that the Ministry of Communications has mandated, Bezeq, the incumbent local telephony provider, and HOT, the incumbent local cable provider, are required to provide access to their infrastructure, including last-mile access to homes and offices. Our multipurpose network and the "open access" policy allow us to provide a full suite of services to almost all of the homes and businesses in Israel.

Our Strengths

We believe that, because of the following competitive strengths, we will be able to maintain and enhance our position as a leading communication services provider in Israel:

—	Significant market share. We have a diversified residential and business customer base and we believe we have a leading market share in Israel in the broadband and the traditional voice markets. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in Bezeq's 2006 annual report and the number of broadband access customers we had.

—	High level of brand recognition. We believe our brands are among the most recognized and respected consumer brands in Israel, are associated with reliability and quality of service and provide us with a strong platform for the introduction of new services and expansion into new market segments. In a survey we commissioned in December 2006, our 012 brand, recognized by 91% of Israeli consumers, was one of the most recognized international telephony and broadband Internet access services brands in Israel.

—	Wide range of services offered on our advanced multipurpose network infrastructure. Our wide range of services allows us to offer customized voice and data services that address the specific communications needs of our customers. Our ability to offer a wide range of enhanced communications services has allowed us to attract new customers as well as solidify our market position by cross-selling to existing customers and thus increasing our revenues per subscriber. Our services are offered to our customers on an individual basis or as part of a bundle of multiple services. We provide our services in a cost-efficient manner over our advanced multipurpose network infrastructure, which allows us to achieve significant operating leverage in provisioning, monitoring and maintaining the network.

—	Demonstrated ability to capitalize on the evolving communications technology landscape. We believe that we are positioned to capitalize on technological changes and trends in the dynamic communications environment. Over the past five years, we have continually expanded our offerings to include advanced broadband services, such as VoB, WiFi and, on a trial basis, WiMAX. In February 2007, we were the first company to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers. Similarly, in March 2007, we were awarded the first license to conduct WiMAX technology trials in Israel. We believe that WiMAX has the potential to significantly enhance our network reach by providing support for wireless transmissions for future mobility applications as well as devices offering voice over Internet protocol, or VoIP, in conjunction with WiFi technology, and providing last-mile wireless broadband access as an alternative to cable and ADSL service. These two licenses strategically position us to provide these advanced services through two of the most advanced and promising communications technologies available in the market.

—	Experienced management team and strong equity sponsorship. After the acquisition of 012 Golden Lines in 2006, we integrated our and 012 Golden Lines' management teams and appointed the chief executive officer and the chief financial officer of 012 Golden Lines to the same positions with our company. Our executive officers have an average of 10 years of experience in the Israeli communications market, significant experience in successfully managing fast growing companies, and a solid track record in previous managerial positions. Our immediate parent company, Internet Gold, a public company traded on The NASDAQ Global Market since August 1999, and on the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index, is controlled by one of Israel's major communications groups. Our parent company's controlling shareholder, Eurocom Communications, is one of Israel's largest and most prominent communications groups with interests in most of the communication segments, as well as in real estate, investment and finance, consumer electronics and media. We enjoy access to the senior management of both Internet Gold and Eurocom Communications, who are highly experienced managers.

Our Strategy

We believe that there are significant opportunities to continue to grow our business. The sources of potential growth include our ability to (i) increase our average revenue per user, or ARPU, from existing customers by providing bundled services, cross-selling our services, and upgrading bandwidth, (ii) attract new customers by offering advanced services based on new technologies and cost-effective bundled services and (iii) leverage our network to offer new services, such as WiMAX based services. Our growth strategy is to:

—	Maximize customer satisfaction, retention and growth. We believe that the key factors contributing to customer satisfaction are network performance, reliability and availability of services, customer service and technical support and the range and quality of our services. We will continue to focus on our strong commitment to customer satisfaction to keep churn rates low and achieve customer growth through customer referrals.

—	Increase penetration and cross-selling of services to existing customer base. We intend to leverage our large residential and business customer base of broadband and traditional voice customers and our strong brand recognition to increase our ARPU by cross-selling our existing services, including broadband Internet access, traditional voice and VoB local telephony. We believe that bundling attracts new customers, adds value for our current customers and increases our share of our customers' expenditures on communications services and significantly increases customer retention.

—	Expand penetration into the local telephony market. We intend to capitalize on our commercial license to offer VoB services to increase the number of our local telephony customers and achieve a greater share of the local telephony market. We believe that our VoB services will provide an innovative and complementary service for new customers and for our existing customer base of over 1,080,000 households and businesses. Our VoB services allow us to cost-effectively expand our penetration into the large local telephony market with a versatile, feature-rich, low cost service that can be bundled with other services we offer our customers. We also believe that the expected implementation, towards the end of 2007, of the number portability program mandated by the Ministry of Communications, will reduce barriers to entry and provide us an opportunity to increase our penetration of the local telephony market.

—	Utilize advanced technologies to expand our services and enter new markets. We are continually broadening our service offerings by leveraging advanced technologies, specifically VoB and wireless solutions such as WiMAX and WiFi. With the use of the 2.5, 3.5 and 3.7 gigahertz WiMAX spectrum that have been licensed to us by the Ministry of Communications on a trial basis, we are positioned to deliver a wide range of services over an independent infrastructure able to support future mobility applications, such as VoIP in conjunction with WiFi technology and provide last-mile wireless broadband access for our business customers. We will also consider expanding our service offerings in the future to include Internet protocol television, or IPTV, services, as well as mobile virtual network operator, or MVNO, services.

—	Selectively pursue growth opportunities. In addition to adding customers through our sales and marketing efforts, we plan to pursue growth opportunities through acquisitions or strategic alliances with entities providing services complementary or similar to ours that will increase our customer base, allow us to take advantage of the unused capacity of our network, enhance our ability to sell and deliver value-added services and add revenues with minimal incremental costs. We currently have no plans, proposals or arrangements with respect to any such acquisition.

Our History and Development

Prior to the Initial Offering, we were a wholly-owned subsidiary of Internet Gold, a public company traded on The NASDAQ Global Market and the Tel Aviv Stock Exchange, whose shares are included in the TASE-100 Index, and a part of Eurocom, one of Israel's major communications groups, offering broadband access, traditional voice services, e-advertising, e-commerce and search services. Following the Initial Offering, Internet Gold will continue to own approximately 73.3% of our ordinary shares. On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines, and subsequently have become one of the three largest providers of broadband and international telephony services in Israel.

Internet Gold commenced offering Internet access services in 1996, and 012 Golden Lines commenced operations in 1997 as an international telephony services provider. Both Internet Gold and 012 Golden Lines commenced offering broadband services utilizing the DSL service offered by Bezeq in 2001 and in 2003 commenced offering broadband services using HOT's cable service infrastructure. In September 2004, 012 Golden Lines was granted a license to provide trial VoB services and initiated service to a limited number of subscribers in 2005. In December 2005, 012 Golden Lines received the first license in Israel to provide fixed-line local telephony services in competition with Bezeq and HOT without the obligation to provide these services on a universal basis. In 2005, both Internet Gold and 012 Golden Lines began to operate WiFi hotspots throughout Israel.

As part of its internal restructuring in 2006, Internet Gold transferred its communications and media operations into two operating subsidiaries. Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this prospectus as the Communications Business. Internet Gold transferred its media business and we transferred certain media assets, including the website www.P1000.co.il, an Internet commerce website, to our sister company, Smile.Media Ltd.

In February 2007, we were the first company to provide local telephony services based on VoB technology on a commercial basis in Israel, and in March 2007, we received the first license to conduct WiMAX technology trials in several locations throughout Israel.

We integrated our and 012 Golden Lines' management teams to create a new management team, which includes Stella Handler, our chief executive officer, who previously served as the chief executive officer of 012 Golden Lines, and Doron Ilan, our chief financial officer and vice president finance, who previously served as the chief financial officer and vice president finance of 012 Golden Lines. Our integrated management team began to plan for the integration of the two companies upon the announcement of the acquisition in 2006. We are now executing our integration plan, which is scheduled to be completed in the fourth quarter of 2007.

Smile.Media Ltd., our sister company, provides e-advertising, e-commerce and search services in Israel and has recently filed a registration statement with the Securities and Exchange Commission for its initial public offering of its ordinary shares. Eurocom Communications, the controlling shareholder of our parent company, is one of Israel's largest and most prominent communications companies.

The Israeli Communications Industry

Development and History of the Israeli Communications Industry

Israel's communications market has undergone significant changes in the past decade and, although still highly-regulated, has grown rapidly and is highly competitive in nearly every segment. The government has encouraged competition in all facets of the communications market and has been a significant driver of the market's development.

Another major driver of growth in the Israeli communications market is Israel's strong economy. According to the Israeli Central Bureau of Statistics, gross domestic product, or GDP, growth in 2006 was 5.0%, placing it ahead of the developed Western European nations and in line with developing Eastern European nations. At the same time, GDP per capita was approximately $21,000 placing it in a comparable range with developed nations.

An additional factor behind the industry's growth is the Israeli population, who we believe generally tends to adopt new technology more quickly than other societies. According to the Ministry of Communications, as of the end of 2006, fixed telephony lines passed 99% of Israeli homes, the broadband penetration rate was 62% of households, and the individual mobile telephone penetration rate was 106%, which demonstrates the significant utilization of multiple communication services by the Israeli population.

Regulatory Changes

Israel traditionally had one telecom provider, the state-owned monopoly, Bezeq, which provided fixed-line services as well as cellular communications and international communications services. In 1994, the government began to break apart this monopoly and Bezeq was obligated to transfer parts of its operations, which were expected to be subject to competition, to independent subsidiaries. Although the communications industry continues to be highly regulated and participants must operate under license restrictions and conditional permissions, the rules are designed to reduce barriers to entry and make the market more competitive.

In 1994, the government opened the cellular market for competition. In December 1994, Cellcom began operations in competition with Bezeq's cellular subsidiary, Pelephone Communications Ltd. In 1998, a third cellular operator, Partner, began operations and in 2001, a fourth license was granted to MIRS.

In 1996, the international telephony market was opened to competition and in 2004, the government opened the international market to additional licensees while continuing to preclude the cellular operators from offering international telephony services.

In furtherance of the government's decision to open the domestic fixed-line communications sector to competition, the Ministry of Communications has issued several special licenses for the provision of transmission services beginning in 2000.

The Ministry of Communications granted HOT a license in 2000 for the provision of broadband access services to ISPs, which was replaced with a license to provide fixed-line domestic services, including telephony, data communications, transmissions and infrastructure and access to Internet provides in nationwide deployment.

The Ministry of Communications' policy requires Bezeq and HOT to provide ISPs with "open access" to their infrastructure. Since 2005, the Ministry of Communications has granted several special general licenses for the provision of fixed-line domestic services without geographical deployment or universal service obligations. The Ministry of Communications has also issued a number of limited experimental marketing VoB licenses. In 2005, the government privatized Bezeq, further opening the market by allowing full competition in the fixed-line telephony market and issuing domestic fixed-line, or DFL, licenses to other market participants.

On January 31, 2007, the Ministry of Communications published its regulatory guidelines regarding regulation of VoB services. The main principles of the policy are as follows: Bezeq, or any of its subsidiaries, may not provide VoB services until such time as Bezeq's market share in the fixed-line telephony market falls below 85% in either the residential or business sub-sector at which time Bezeq may seek permission from the Ministry of Communications to provide VoB services to that sub-sector. The Ministry of Communications will consider granting a VoB license to YES, Israel's satellite television service provider, which is an affiliate of Bezeq, after February 2008, subject to deterioration in its competitive position and in light of the state of competition in the fixed-line local telephony market in general. For a period of two years, the interconnect tariffs between the VoB operators and Bezeq and HOT will be symmetrical, after which the Ministry of Communications will revisit the issue. On February 5, 2007, Bezeq International, a wholly-owned subsidiary of Bezeq, filed an administrative appeal with the Israeli Supreme Court with respect to the Ministry of Communications' policy on VoB services that was issued on January 31, 2007. Bezeq International petitioned the Supreme Court to cancel this restriction and to order the Ministry of Communications to grant it a permanent VoB license, or in the alternative, it requested that it be granted a provisional license that the Ministry of Communications would be able to revoke if it found compelling evidence that Bezeq International was abusing the license in order to hinder competition. On September 5, 2007, the Supreme Court denied Bezeq International's appeal.

In March 2007, the Ministry of Communications issued us the first license in Israel to test fixed WiMAX technology on a trial basis, which license was later amended to also include mobile WiMAX trials. The Ministry of Communications is currently developing its WiMAX policy, and in September 2007, it announced its intention to publish its policy for the "allocation of frequencies for broadband wireless access networks," which includes the frequencies used by the WiMAX technology, to be published following a public hearing. According to the draft policy, which may be materially amended in the future, new operators that do not hold licenses issued under the Communications Law will have priority in the allocation of the frequencies, which may be granted based on tenders or on a "first request, first receive" basis. The Ministry of Communications' draft policy does not fully specify the method that will be used in the allocation of the frequencies and it does not specify the weight that will be given to each consideration. The Ministry of Communications is expected to publish its policy on MVNOs and implement its policy on number portability later this year.

Market

According to the Ministry of Communications, the Israeli communications market was estimated to be $5.5 billion in 2005, 51% of which was from cellular services, 24% from local fixed-line and data, 13% from multi-channel TV, 7% from international telephony and 5% from Internet. Each of these sub-sectors, except for local fixed-line and data, has grown from 2003 through 2005. From 2003 to 2005, the cellular market grew from $2.5 billion to $2.8 billion. During the same period, the local fixed-line and data markets decreased from $1.4 billion to $1.2 billion. Multi-channel TV grew during that time to $0.7 billion. International telephony grew to $370 million in 2005 and Internet grew during that period to $320 million.

The Israeli communications market today is dominated by three main groups: Eurocom, our indirect controlling shareholder, The IDB Group and the Bezeq Group, each with interests in the main communications sub-sectors. Both The IDB Group and the Bezeq Group control cellular operators. Of the three groups, Eurocom Communications is the only group that does not have a major interest in a cellular operator.

We believe that the three largest ISPs in Israel are us, The IDB Group's NetVision and Bezeq International, and we, along with NetVision and Bezeq International hold substantially all of the broadband Internet access market.

The international long distance, or ILD, market in Israel is also highly competitive. This market was historically dominated by 012 Golden Lines, which we acquired in December 2006, Bezeq International and Barak. In 2004, the Ministry of Communications further deregulated the market by issuing ILD licenses to Internet Gold, Xfone and NetVision. As a result of our acquisition of 012 Golden Lines, and NetVision's acquisition of Barak, there are currently three dominant competitors in the market, us, NetVision and Bezeq International. The fourth competitor, Xfone, has a limited share of the market.

Bezeq, which traditionally controlled the fixed-line communications market, controls approximately 93% of the market as of December 31, 2006. In 2001, the Ministry of Communications issued us a point-to-point fixed-line special license for data services. In 2003, the Ministry of Communications issued a DFL license to HOT on the condition that it build out a national infrastructure within three years and provide its services on a universal basis. In December 2005, we were also granted a DFL license (which superseded our point-to-point fixed-line special license for data services) without the universal service obligation. Similar licenses have been issued to Globcall and Cellcom, both subsidiaries of The IDB Group, and Partner, a major cellular operator. Bezeq is currently not allowed to bundle multi-channel TV, local telephony or other communications services. If, however, Bezeq's fixed-line telephony market share drops below 85% in either the residential or business sub-sector, Bezeq may seek permission from the Ministry of Communications to begin bundling these services in such sector.

There are four companies presently providing cellular service in Israel: Cellcom, a subsidiary of The IDB Group, Partner, Pelephone, wholly-owned by Bezeq, and MIRS Communications Ltd., wholly-owned by Motorola.

The Ministry of Communications has been encouraging competition in the communications market by imposing restrictions and limitations on Bezeq and its subsidiaries, including:

—	a prohibition on the abuse of its monopoly power and dominant position;

—	restricting the entry of Bezeq and its subsidiaries into the local VoB services market until Bezeq's market share in the fixed-line telephony market falls below 85%;

—	an obligation to maintain structural separation between Bezeq and its subsidiaries pertaining to corporate structure and management systems, including finance, marketing, manpower, assets and data;

—	supervision of most of Bezeq's tariffs; and

—	an obligation to provide "open access" infrastructure services to other licensees on an equal, non-discriminatory basis and a prohibition on granting its subsidiaries advantageous terms when providing such services.

The Ministry of Communications has also supported competition by:

—	separating infrastructure and service providers;

—	granting new licenses and encouraging new and innovative technologies such as VoB; and

—	introducing number portability, currently expected to be implemented at the end of 2007.

Our Services

We are a leading communication services provider in Israel offering a growing range of services, which currently include broadband and traditional voice services. Our broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, PRI services, IP Centrex, server hosting and a WiFi network of hotspots across Israel. Our traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators. We offer our broadband and traditional voice services to a wide audience, which includes residential and business customers, including small office-home office, or SoHo, customers, small-medium size enterprise, or SME, customers, and large corporate customers, as well as international carriers and cellular operators. We provide these services through our integrated multipurpose network that is deployed through points of presence, or PoPs, throughout Israel and in England, Germany and the United States.

Broadband Services

As of June 30, 2007, we had over 500,000 active residential, business and carrier customers for our broadband services, including many of the largest companies in Israel, the Government of Israel and the two largest Israeli banks.

Access and Value-added Services

We are one of Israel's three leading ISPs providing high speed broadband access to the Internet via ADSL and cable networks. We estimate that our market share of the broadband Internet access market as of December 31, 2006, on a pro forma basis, was 32% based on data contained in Bezeq's 2006 annual report and the number of our broadband access customers. We offer high-speed continuous access connections employing digital leased lines at various bandwidths to meet customer needs. We offer broadband access at speeds of up to 6 Megabits per second. In addition to Internet access, we offer a diverse suite of value-added services that are incremental to our core Internet access service. Our value-added services are focused on enhancing our customers' Internet experience by providing additional features and applications and by increasing access security. We believe that our value-added services help retain and strengthen our relationship with our customers.

Residential Customers

We provide our residential Internet access customers a suite of value-added services, including:

—	e-mail,	—	unified messaging,

—	global remote access,	—	parental content filtering,

—	wireless and wired home networking,	—	on-line backup, and

—	security services, including firewall and intrusion prevention, attack prevention, anti-virus, anti-spam,	—	content services.

Business Customers

We provide our business Internet access customers a suite of value-added services, including:

—	various security services, such as firewall and intrusion prevention, attack prevention, anti-virus, anti-spam, content filtering, secure socket layer communications protocol providing end-point authentication,	—	enterprise, procurement and integration services,
		—	IP roaming,
		—	unified messaging, networking,
—	e-mail, including single, multiple and large mailboxes and domains,	—	wireless and wired links, and
—	virtual private network, or VPN, services,	—	on-line backup.

Specialized Data Services

We provide specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. Our fee structure for these services depends on three main factors: volume of capacity, distance and the type of technology used. Most services are provided under one to two year contracts. These services are provided using a variety of technological solutions, including:

—	International private line communication, or leased line, allows customers to purchase bandwidth point to point for exclusive use. Leased lines are based on E1 (2 Megabits per second), T1 (1.5 Megabits per second), DS-3 (45 Megabits per second) and STM-1 (155 Megabits per second) transmission volume;

—	Ethernet over Synchronous Digital Hierarchy, or SDH, allows customers to connect to sites around the globe with a private LAN connection. Speed rates range from 2 Megabits per second up to 155 Megabits per second. Since SDH networks have bandwidth guarantees, the connection is suitable for video, voice and data information;

—	Asynchronous transfer mode, or ATM, connections offer four different quality of service levels, and speed rates up to DS-3 (45 Megabits per second), which is suitable for video, voice and data information;

—	Frame Relay connections based on the ATM backbone offer speed rates up to E1 (2 Megabits per second) for voice and data information; and

—	Multi protocol label switching, or MPLS, offers four different quality of service levels. MPLS also enables us to offer performance levels, efficient network management, traffic engineering and VPN services.

VoB Services

In September 2004, we were granted an experimental license to provide trial VoB services and subsequently began offering service to a limited number of subscribers in 2005. Under the license, we were precluded from providing this service to more than 13,000 subscribed lines until February 2007, at which point we received authorization to provide VoB local telephony services without any limitation on the number of lines. As of June 30, 2007, we had approximately 17,400 VoB local telephony lines.

Our VoB local telephony customers can make and receive calls using a standard telephone plugged into a specialized VoB unit that can be used almost anywhere a reliable broadband Internet connection is available. We transmit these calls using VoIP technology, which converts voice signals into digital data packets for transmission over the Internet and provide our service by using our customers' existing broadband Internet connections. We believe that our VoB service can be a replacement for or a complementary alternative to fixed-line telephony services, allowing us to cost-effectively enter the Israeli local telephony market with a product that can be bundled with the other services we offer.

PRI Services

We have been offering primary rate interface, or PRI, services to business customers since December 2005. This service, which offers high quality point-to-point PRI ISDN communications lines, over which up to 30 calls can be transferred simultaneously, is primarily used by large corporate customers, including some of Israel's largest corporations.

IP-TRUNKING Services

We have been offering IP-TRUNKING services which provide interconnections between service providers using session initiation protocol, or SIP, to business customers since February 2007. This service, which offers high quality point-to-point IP communications lines, over which up to 60 calls can be transferred simultaneously, is offered to business users. We are the first communication services provider in Israel to supply IP-TRUNKING to the business community.

IP Centrex

Since 2005, we have been offering business customers an IP-based PBX, or telephone switching system, which connects to the customer through a broadband connection, IP Central Office Exchange Service, or IP Centrex, and offers VoIP and other IP-based services as well as connectivity to the regular telephone system. Among the IP-based services offered are 4-digit internal calling, web-administration portal, free calls between different branches world-wide, conference bridging, Interactive Voice Response, or IVR (auto attendant), call hold, call transfer, last number look-up and redial, call forward and three-way calling.

Server Hosting and Co-location Services

We operate three server hosting facilities with approximately 16,000 square feet of space. Our most recent hosting facility, opened in June 2007, is designed to provide and support the most advanced set of communications services, where we house Web servers and related software and provide connectivity to the Internet for business customers. Many customers utilize our services to manage their Web servers, which generate a considerable amount of traffic, ranging from thousands to hundreds of thousands of hits a day. Clients are able to configure and operate their servers remotely and save on router, Internet connection, security system and network administration costs. We also offer co-location services to our business customers at our server hosting facilities. As part of our co-location services, we house the back-up servers used by businesses to ensure that their systems do not lose data or suffer a lengthy interruption of service because of a power outage, computer fault, or other reasons. We supply power, lights, network bandwidth and the physical security of the site, and our facilities have multiple power backups that are able to provide power during lengthy power outages.

WiFi Network

We currently operate a comprehensive network of hotspots covering hotels, hospitals, other public areas and all commercial airports throughout Israel. We have entered into contracts with many of the entities that sponsor the service in their facilities or communities and are the exclusive provider in their premises. Many of these contracts provide for revenue sharing arrangements. We also provide open public access WiFi services throughout central Jerusalem. We plan to continue to expand our WiFi footprint by adding additional hotspots at various locations in Israel.

WiMAX Services

In March 2007, we received a license from the Ministry of Communications to conduct fixed WiMAX technology trials in several locations in Israel, including the largest high-tech business center in the Tel Aviv area. The license was amended in August 2007 to also include mobile WiMAX technology trials. WiMAX stands for Worldwide Interoperability for Microwave Access.

WiMAX technology has the capacity to support value-added applications, including live video broadcasting, high-speed data, high quality voice and multimedia content to a wide coverage area. We expect that a WiMAX network will create new communication paths into homes or offices as well as provide a broadband connection any time and anywhere in our coverage area. This will also provide support for wireless transmissions for future mobility applications as well as devices offering VoIP in conjunction with WiFi technology, and providing last-mile wireless broadband access as an alternative to cable and ADSL service.

The Ministry of Communications has licensed us use of the 2.5, 3.5 and 3.7 gigahertz spectrums for a period of one year on a trial basis. The trial will provide us with valuable technical and feasibility insights for future WiMAX project roll-outs. We intend to test "fixed WiMAX" technology, which delivers transmissions via a wireless broadband connection from a single point to multi-points. We intend to test broadband and traditional voice services that can be accessed by a user's handheld device or handset, such as a mobile phone, personal digital assistant, or PDA, or laptop. In addition, we intend to test "mobile WiMAX" technology to establish local broadband wireless systems that will provide coverage over a large geographic area.

Traditional Voice Services

We offer traditional voice services to residential and business customers throughout Israel and to international carriers and local cellular operators. As of June 30, 2007, we had approximately 831,000 customers registered in our database, of which approximately 411,000 customers used our services and were billed by us in the prior 12 months. In addition, we bill Israeli carriers for their customers' use of our services, which in the last 12 months were generated from over 771,000 lines. Our traditional voice services include incoming and outgoing international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators.

Incoming and Outgoing International Telephony Services

We are one of the three largest international telephony services providers in Israel, providing global international telephony services through direct connections with over 100 carriers. As of June 30, 2007, we estimate our market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel.

Our outgoing international telephony services to our residential and business customers include direct international dialing services, international and domestic pre-paid and post-paid calling cards and call-back services. Post-paid cards offer the customer the ability to use an international calling card, which is paid for through the customer's account with us. Pre-paid cards allow the customer to purchase call time in advance. We sell pre-paid cards to our distributors, which we treat as business customers, for distribution in the residential market. In addition, we offer our business customers international toll-free numbers and our 012Mobile service. 012Mobile is an international cellular service offering fixed rates on calls from anywhere in the world.

We offer our incoming international telephony services to international carriers, which include termination services for telephone calls originating outside of Israel.

Hubbing Services

We provide hubbing-traffic routing between approximately 100 network operators. Hubbing is defined as architecture where several network operators connect to a peering point, or a hub, from where they are rerouted.

Roaming and Signaling Services

We provide roaming and signaling services for cellular operators. Signaling messages indicate a mobile user's location while roaming within Israel through our signal transfer point, or STP, or when traveling abroad. We bill the cellular operators based on the number of signaling messages sent and received.

Marketing and Sales

Our focus is to present a "One-stop Shop" solution to our residential and business customers by offering a diverse basket of solutions and a unique service experience in a competitive environment. We seek to strengthen our brand awareness and to create a unified branding approach among our voice and data customers for our various service offerings. We also actively promote and cross-sell our services to existing customers with special bundled offerings aimed at servicing their communications needs and enhancing customer loyalty. Our current marketing focus, in line with our overall strategy, is on offering a wide range of broadband bundles, including VoB local telephony.

The marketing and communications strategy is executed through all levels of our business. Marketing teams target the business and residential sub-sectors separately. Each marketing team includes specialists who focus on marketing communications and product development and has an economics control manager who ensures that all marketing activities are cost effective.

We engage in a variety of marketing and promotional activities to stimulate awareness of our broadband access services. These efforts are directed both to consumers who have not previously subscribed to Internet access services and to Internet users who may switch to our services after learning of their affordability and reliability. We principally employ targeted high-visibility media, including television, radio, Internet and printed media advertising to solicit new customers. We also use data mining as well as analyzing market research and surveys to properly focus our marketing efforts to our segmented customer base and to enable us to react swiftly to new demands from customers and any perceived changes in the market.

Our target customer segments are residential and business customers. We have identified within the residential market several groups of customers and target marketing and sales accordingly. The business customer base marketing and sales focus is segmented according to business size: SoHo, SME and corporate. We also separately market our traditional voice services to carriers.

Our channel marketing program involves the promotion of our services by our marketing partners to their own customers. We believe, based on our internal research, that the customers obtained through our relationships with joint marketing partners accounted for at least 6.2% of our new customers in 2006. These joint marketing programs provide us with distinct advantages, including the ability to gain leverage from the marketing partner's brand through joint advertising and promotions and cost-savings from contributions from marketing partners to our advertising and promotion budget. Our marketing partners typically display our applications and logos in their retail stores, distribute our promotional materials with their own products and services, and engage in joint promotion and co-marketing activities with us. Registering a new customer is easily performed through our unique on-line registration web-accessed platform. Our channel partners include:

—	retail computer chains located in the largest shopping malls in Israel, who offer our Internet services accompanied with relevant software, hardware and communication products, and

—	numerous stand-alone PC stores that promote our Internet service and are compensated with a success fee.

Customer Service and Support

We have a strong commitment to customer satisfaction. Customer satisfaction has contributed to our low churn rates and enabled customer growth through referrals. We believe that the key factors contributing to customer satisfaction are network performance, reliability, speed of the Internet access, customer service and technical support.

Customer service and support operations are based upon the foundation of integrated customer relationship management, or CRM, and computer technology integration, or CTI, systems. This integration allows us to successfully leverage our marketing and sales personnel and technology resources in line with our strategy, and to offer more efficient service to our customers. We are able to efficiently access relevant client information (for example, the most often dialed numbers) and determine the potential spending of a customer and cross-selling opportunities. We also use data mining to provide call representatives with the best possible information about a customer.

Our sales and customer service functions are carried out by separate service centers that respond to calls from residential and business customers. We service our customer groups through dedicated multi-language call center personnel and multi-language technical support staff. The business service center is responsible for sales and customer care for the business sub-sector. Our business service center's marketing and sales force has three areas of focus: broadband access, traditional voice and specialized data services.

Technical support is available to all residential and business customers on a 24-hour basis. Our records show that during the months of May and June 2007, we successfully resolved over 90% of all customer problems on first contact. Customers can obtain customer support by telephone, e-mail or fax. We also publish printed reference materials and maintain comprehensive descriptions of our customer care services on our website as well as troubleshooting tips and configuration information.

Network and Technology

We continuously work on developing and enhancing our technology platform and infrastructure and aim to remain at the forefront of the communications market and to provide high quality service to our customers with stable and robust network and technology systems.

We have invested heavily in our multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using IP. Our investment has allowed us to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. Our network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies, such as WiMAX. In addition, we use our network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers.

Our multi-purpose network supports broadband and traditional voice services across Israel, as well as dial-up, ADSL, ISDN and cable broadband services. Our network infrastructure is designed to provide customers with reliability and throughput, while minimizing our costs through efficient use of our international and domestic infrastructure. Reliability is primarily achieved through redundancy in mission critical systems, minimizing the number of “single points of failure,” that is, points where the failure of a single component of the network could interrupt service to customers. Throughput is achieved by deploying robust systems, diverse network architecture, multi-peered Internet backbone connections, efficient load balancing and high-speed switching cores. Efficient bandwidth allocation and management is achieved through constant monitoring of Internet traffic and web caching that optimizes the flow of traffic through our multiple Internet connections.

In order to optimize the performance of our network and support systems, we consistently utilize some of the most specialized and advanced communication technologies, software and equipment, working with vendors such as Cisco, Amdocs, Nortel, Peoplesoft, BroadSoft, Juniper, Hewlett-Packard, IBM, Microsoft and Checkpoint.

ISP Network Infrastructure

Our ISP network infrastructure is built on the basis of three tiers: core, aggregation and access.

Core

The core tier of our network is built around three backbone datacenters (one in Tel Aviv and two in Petach-Tikva, all in central Israel). These three main sites are interconnected using a dense wavelength division multiplexing, or DWDM, optical ring which provides a total of 20 Gigabits per second bandwidth between the sites. The connection that links the devices to the core tier uses 10 Gigabit Ethernet technology. Each datacenter in itself is built in a multiple star topology (either dual star or triple star), in order to achieve multiple levels of reliability. The network fully supports multi protocol label switching, or MPLS, which enables us to ensure quality of service for critical applications and utilize advanced techniques such as traffic engineering and Service Level Agreements, or SLAs. MPLS also plays a crucial role in offering value-added services to business customers, such as virtual private network, or VPN, access.

The core edge is where our network interconnects with other ISP networks that are either operated by other ISPs in Israel or international upstream providers. We are directly connected to all the other major Israeli ISPs as well as to the Israeli Internet Exchange (IIX). Our network edge spans to three of the world’s largest Internet hubs where we co-locate edge routers in order to peer with upstream providers. Those hubs are New York, London and Frankfurt. This international and local reach of our network is designed to assure both geographical redundancy and efficient routing.

We have approximately 7 Gigabits of Internet connection capacity between Israel, Europe and the United States, and a local Internet connection capacity of 30 Gigabits. We continuously monitor capacity demands on our network and expand network resources ahead of market demands. We operate a 24 hour, seven days a week, 365 days a year, network operations center staffed with trained operators who utilize advanced monitoring hardware and software systems to ensure that the quality of our service meets the standards provided in our SLAs, and immediately handle faults if those occur. Our network operation center monitors network traffic, quality of service and security issues, as well as the performance of the equipment located at each of our various datacenters and points of presence.

Aggregation

The aggregation tier aggregates the access tier into the core backbone using MPLS technology and 10 Gigabit Ethernet links. This tier is based on carrier grade Ethernet switches in a fully redundant topology.

Access

Our tiered network enables access between different network functions providing customers with three major connectivity options to access our network:

—	Broadband access: provided through either Bezeq, the incumbent local telephony operator, offering ADSL lines, or by HOT, the incumbent local cable provider that offers cable-modem access.

—	Leased line access: provided through third party transmission providers. Our leased line offerings include E1 leased, DS3, and FTM. All business customers using this access are connected through dedicated routers in order to provide the highest level of service.

—	Wireless access: provided to customers that are located within close proximity to one of our PoPs or requiring point to point or point to multi-point connectivity.

International Telephony Switching Systems

Through our international telephony switching systems, we have connections with international carriers in North America, South America, the Middle East, Western Europe, Eastern Europe, Asia and Africa. We have Intelligent Networks, which provide post and pre-paid services and international toll free services. This platform gives us the ability to build new services without using a vendor’s intervention. Our platform also gives us the ability to connect with other telecommunications providers using IP connections as well as legacy time division multiplexed, or TDM, connections.

Our international telephony services are provided to and from Israel by means of four marine communications cables designed for the rapid transfer of large capacity content. Most of the communication traffic to and from Israel is routed via Lev and MedNautilus whose capacity exceeds that of the other two cables, Emos-1 and CIOS. We use this infrastructure to provide our international telephony services under agreements with the owners of the rights to these cables.

Transmission Network

An independent transmission infrastructure is used in order to connect our sites. The network is based on an X Display Manager, or XDM, platform at the core and a service delivery management, or SDM, platform at the edge. All elements are actively controlled and managed with network specific software.

Our network implements Dense Wavelength Division Multiplexing, or DWDM, over leased fibers throughout our sites utilizing up to 32 wavelengths (of which currently 8 are being utilized) providing Gigabit Ethernet and SDH STM-16 connectivity between the sites.

We provide broadband services from our Israeli sites in Petach-Tikva and Tel Aviv, which interconnect with both international and domestic carriers. We also have PoPs in Europe (London and Frankfurt) and the United States (New Jersey). These five sites create a multi-technology, multi-service, fully redundant network.

Our IP network is able to assure the proper quality of service for each application. This has enabled us to use the same IP network to support our international telephony operations as well as our Internet operations. In order to increase our voice network reach, we installed a VoIP gateway at our facility in Frankfurt. This gateway enables us to connect to operators that do not support VoIP. We intend to install such gateways at our two other international facilities (London and New York).

In order to generate warnings, the anti-fraud system relies on a set of filters. Those filters are manually defined by our anti-fraud team. Our anti-fraud operation center is manned 24 hours a day, 365 days a year. The anti-fraud team investigates every warning message produced by the system. Because of the high level of sophistication of telephony hackers, the filters are updated manually and on regular basis to answer any new threat that hackers may devise and to make sure that our usage policy of the telephony system is imposed.

VoIP Local Call System

Our integrated VoIP local call system has been designed to provide smooth scalability. We have a class 4 switch in Petach-Tikva using a media gateway that enables connections under European and US standards and SIP, and ISDN user port, or ISUP, signaling. This platform gives us the ability to connect with other communications providers using IP connection as well as legacy TDM connection.

We have a class 5 switch in Petach-Tikva with enhanced Internet access to change and operate features by the customers. The platform offers a wide range of services including IP Centrex multimedia, IP infrastructure and security, provided by specialized routers, firewalls and a session boarder controller.

Competition

We face competition in all segments of our operations. In each segment, competition to a large extent depends on price and quality of service. Some of our competitors and potential competitors may have greater financial, technical and marketing resources than we do. Moreover, our services are subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

The markets for providing broadband services and traditional voice services are highly competitive and currently dominated by our company and two additional service providers. We believe that we, Bezeq International and NetVision account for substantially all of the broadband Internet access market.

We were the first company to provide VoB services in Israel and the first to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers. Our competitors in the local telephony sub-sector include Bezeq, HOT and local cellular operators. We also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.). We expect that competition in this sub-sector will intensify in the future. Such competitive environment could intensify price competition and limit our ability to maintain or increase our market share of the local telephony market.

In the future, we may face additional competition in the international telephone market from cellular operators in Israel, such as Cellcom, Partner and Pelephone, if the Ministry of Communications lifts the restrictions currently preventing them from providing international telephony services, as well as from YES, Israel’s sole satellite television service provider.

In the future, we may face additional competition for our services from cellular operators in Israel, such as Cellcom, Partner and Pelephone, which have already received ISP licenses, and from international ISPs. Moreover, companies that provide connections to consumers’ homes, such as Bezeq and HOT, are currently restricted from providing broadband Internet access and international telephony services. In the future, the Ministry of Communications may grant licenses to them or other providers for the operation of such services.

We believe that we have competed favorably to date, based on our strong brand recognition, achieved principally through innovative marketing programs, and our emphasis on providing fast and reliable, high quality services and superior customer service and support.

Intellectual Property

Service marks and trademarks, trade secrets and other intellectual property are important to our success and competitive position. We rely on trademark law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. Israeli trademark registrations may be renewed based on continued use. We also claim common law protection on certain names and marks that we have used in connection with our business activities.

Government Regulation

General

The Israeli communications market is highly regulated and as a result a significant part of our operations is regulated by the Israeli Communications Law 1982, the regulations promulgated under the Communications Law and the provisions of our licenses. The Ministry of Communications has the regulatory authority and broad discretionary powers under the Communication Law and our licenses. The current policy of the Ministry of Communications is not to limit the number of licenses granted to qualified licensees.

Licenses and Applications

The table below lists the licenses that were granted to us, the type of services we offer under each of such licenses and their respective terms.

License	Services we provide		Expiration Date

International	Voice		June 2024 with possible extensions
telephony license	—	Outgoing and incoming	for 10 years each
international telephony services

	—	international calling cards services

Specialized data services

License	Services we provide		Expiration Date

VoB and DFL license	Local data and voice services		December 2025 with possible
(granted to 012			extensions for 10 years each
Telecom Ltd., our	—	Local telephony using VoB access
wholly-owned
subsidiary)	—	Local telephony using dedicated
lines based on PRI services

Local infrastructure and data services

ISP special license	Internet services including broadband		June 2012
services (without voice)

	—	ADSL/cable/dial-up Internet access

	—	Value-added services

	—	WiFi

WiMAX technology	Broadband, data, international and		March 2008
experimental license	local voice service based on the WiMAX
infrastructure

Call routing license	—	Domestic and international	October 2007 (the Ministry is
(special license)		outgoing pre-paid and post-paid	currently considering our request for
		calling card services	an extension for an additional 5 year period)

Terms of the Licenses

Generally, the terms of the licenses granted to us are similar. In each case, the Ministry of Communications, under the terms of the licenses, has discretion over the form and scope of our customer agreements, and we may be required to revise such agreements if requested by the Ministry of Communications. The main terms of our licenses are as follows:

Service Provision

Our international telephony license is a general license that requires us to provide our services on a universal and non-discriminatory basis. In addition, we are required to allow interconnections between our network and other holders of general licenses and to furnish other licensees with all required information to do so. Any such interconnectivity must also be offered at the rates set by the Interconnect Regulations as described under “Interconnect and other charges” below. Our licenses do not allow us to terminate or suspend services to our customers unless such termination or suspension is based on grounds specified in the license, including, for example, a customer’s default in payment. Moreover, in certain circumstances, such termination or suspension requires the approval of the Ministry of Communications.

Under Israeli law and the provisions of our international telephony and DFL licenses, we must provide the Israeli security and defense forces with special services if required. Payment for such services is to be determined by agreement, on the basis of the reasonable expenses we incur to provide such services and the prices otherwise charged for these services.

Local Presence and Shareholding Requirements

Regulations issued under the Communications Law require that our CEO, any member of our board holding an executive role, as well as a majority of the members of the board shall be citizens and residents of the State of Israel. In addition, we are required to maintain our center of operations in Israel.

Our general licenses also require that Israeli residents and citizens have minimum shareholdings. In that regard, throughout the term of the VoB and DFL License, at least 20% of our means of control must be held by an Israeli citizen and resident or by an entity the controlling shareholder of which is an Israeli resident and citizen, while under the international telephony license at least 26% of our means of control must be held by Israelis at all times. “Means of control” is defined as voting rights, the right to appoint a director or general manager, the right to receive dividends, or the right to participate in distributions upon liquidation.

Minimum Achievement Commitments

Our general licenses require that we achieve and maintain certain milestones. The VoB and DFL license requires us to provide services of a scope that will, in the aggregate, produce proceeds of not less than NIS 50 million over an aggregated period of three years from commencement of the services (a milestone which we expect to achieve). Under our international telephony license, we are required to maintain an irrevocable right to use an infrastructure system securing our ability to provide international connect services for a period of at least five years with sufficient scope to provide for at least 25% of our projected capacity requirements, which we have secured through our agreement with MedNautilus.

Obligations in Relation to Holdings and Restrictions on Transfer

Under the terms of our general licenses, the transfer or pledge of any of the “License Assets” (defined as the assets required by us for the provision of our services) requires the prior written consent of the Ministry of Communications. Such consent may be subject to conditions prescribed by the Ministry of Communications, which shall grant its consent to such transfer or pledge if it finds that foreclosure of the pledge will not cause any disruption to the provision of our services.

The pledge of License Assets does not require the prior written consent of the Ministry of Communications if it is made to an Israeli bank in connection with credit extended by the bank under an agreement in which the bank undertakes that foreclosure of the pledge will not cause any disruption to the provision of our services and provided that a prior notice of such pledge or transfer has been given to the director general of the Ministry of Communications.

Our licenses require the approval of the Ministry of Communications for the acquisition of 5% or more of our means of control. A separate approval from the Ministry of Communications is required for the acquisition of 25% or more of our means of control or for the acquisition of our means of control providing its holder with the direct or indirect ability to have a significant influence over our operations, and an additional approval from the Ministry of Communications is required for the acquisition of 50% or more of our means of control or for acquisition of our means of control providing its holder with the direct or indirect ability to direct our operations. In each case the ability to influence or direct our operations may arise from our articles of association, from written or oral agreement or from holding any means of control or otherwise, other than from holding the position of a director or an officer, and the holder of largest share of any type of means of control is deemed to have the ability to control our operations.

The prior-mentioned provisions do not apply to the acquisition of “Traded Means of Control,” defined as a mean of control listed on a stock exchange or that were offered to the public, provided that the initial public offering was approved by the Ministry of Communications and that the acquisition of Traded Means of Control does not involve a change of control. Our general licenses require us to provide written notice to the Ministry of Communications of the acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of our means of control within 21 days of becoming aware of such acquisition.

In addition, we are required to provide written notice to the Ministry of Communications within 21 days of becoming aware of an acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of our means of control. We are also required to apply for the approval of the Ministry of Communications of (i) any acquisition of our Traded Means of Control as a result of which any entity becomes a holder of 10% or more of our means of control, or (ii) an acquisition of 25% or more of our traded means of control, or (iii) an acquisition of our Traded Means of Control providing its holder with the direct or indirect ability to have a significant influence over our operations, provided that in any and all such cases, the acquisition does not result in a transfer of control over us. Moreover, within the scope of the notice to the Ministry of Communications, we are required to apply for an approval of such acquisition. Such application is to be filed within 21 days of us becoming aware of such acquisitions.

Any holding of our Traded Means of Control that requires the approval of the Ministry of Communications will be, unless the approval is granted, regarded by us as “dormant shares” within the meaning of the Israeli Companies Act until such approval is obtained, such that the shares carry no rights and may not be voted at a general meeting except for the right to receive their pro rata portion of dividends and distributions paid to our shareholders. These provisions of our licenses are incorporated into our articles of association.

Similarly, our general licenses provide that a holder of means of control in us, or in our shareholder, may not grant a pledge over its holdings if as a result of foreclosing the pledge the pledge holder may (i) hold 5% or more of our means of control (25% or more in the case of a pledge granted to a bank), (ii) hold 25% or more of our means of control or means of control providing it the direct or indirect ability to have a significant influence over our activities, or (iii) 50% or more of our means of control or means of control providing it with the direct or indirect ability to control our activities. These rules do not apply if the pledge agreement requires the prior approval of the Ministry of Communications for the foreclosure of the pledge. There is no specific regulation with respect to the enforcement of this requirement or a requirement that the Ministry of Communications approves the pledge agreement. General provisions with respect to breach of the licenses apply.

Furthermore, under our general licenses, we must maintain a minimum level of shareholders’ equity. Under our DFL (VoB) and international telephony licenses, our shareholders’ equity on a combined basis must equal or exceed NIS 25 million ($5.9 million) and NIS 20 million ($4.7 million) respectively. Approval of the Ministry of Communications would be required under the terms of our special licenses if there is a change in our means of control.

Under the Communications Law, a license, including any right granted under the license, is non-transferable, non-encumberable and incapable of being seized. However, the Ministry of Communications may, in special circumstances, allow the transfer of a license in the case of structural changes and upon the satisfaction of stipulated conditions, if the Ministry of Communications is convinced that all of the conditions satisfied by the transferor are satisfied by the transferee.

Interconnect and Other Charges

We are required to interconnect our network to other public communications networks in Israel, on equal terms and without discrimination, in order to enable registered customers of all operators to communicate with one another. Similarly, Bezeq, HOT and all of the cellular operators must provide us with use of their networks for the purpose of transmitting our international and local fixed-line traffic, as well as with open access for the purpose of providing ISP services.

The Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000 issued by the Ministry of Communications establish the interconnect tariffs among landline operators, international call operators and cellular operators as follows:

—	The maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was decreased as of March 1, 2005 from NIS 0.45 to NIS 0.32 per minute; and as of March 2006, to NIS 0.29 per minute. This tariff was reduced to NIS 0.2659 per minute as of March 1, 2007, and it will be further reduced to NIS 0.22 per minute as of March 1, 2008.

—	The interconnect tariff payable by a landline operator for the completion of a call on another landline network is NIS 0.0432 per minute (NIS 0.0239 per minute at off-peak times). The Ministry of Communications announced its intent to review the symmetrical interconnect tariffs between landline operators operating a VoB network and other landline operators not later than February 2009.

—	The maximum interconnect tariff payable by an international call operator for the completion of a call on a cellular network is NIS 0.25657 per minute. This tariff will be reduced to NIS 0.22 per minute as of March 1, 2008.

These tariffs do not include value added tax and are updated in accordance with the regulations in March of each year based on the change in the Israeli CPI published each January. We have agreements with Bezeq, Hot and the cellular operators establishing procedures of interconnecting our networks and allowing each operator to collect and remit the interconnect tariffs.

Indemnity and Insurance

Our general licenses require us to fully indemnify the State of Israel with respect to any third party claim made against it in connection with the establishment, use, deployment and maintenance of our network and/or any other aspect of the services provided. In addition, we must consistently maintain adequate insurance coverage to the satisfaction of the Ministry of Communications.

Networks

We are required to confirm, by performing periodic inspections, that our network infrastructure and services comply with all applicable standards and technical specifications established by the Ministry of Communications or any regulatory body in Israel or a foreign regulatory body recognized in Israel under a license.

Termination and Fines

The Ministry of Communications may terminate our licenses if we materially default under the terms of the licenses, do not comply with the Ministry of Communications’ instructions or fail to cure a nonmaterial default within the prescribed grace period. Each of the licenses may also be terminated upon our bankruptcy, voluntary dissolution or the appointment of a receiver or liquidator, if means of control in our company are transferred without the necessary prior approval of the Ministry of Communications, or if the Ministry of Communications determines that it is required to terminate the license based on public policy considerations. In certain circumstances the Ministry of Communications may amend the terms of our licenses (for example in order to ensure the existence of competition or to adapt to recent technological changes). Each license grants the Ministry of Communications general access and inspection rights to our premises and books. Upon expiration or termination of a license, we are obligated to transfer our network infrastructure and related contracts to the subsequent license holder appointed by the Ministry of Communications. Compensation for such transfer is established on the basis of market prices assuming a going concern value.

The Communications Law and our licenses allow the Ministry of Communications to impose upon us substantial fines for breach of the terms of our licenses. Following a recent increase in the amount of fines that may be imposed, the maximum amount per violation that may be imposed is NIS 1.4 million plus 0.25% of our annual revenue from the preceding year. An additional fine of 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications has determined certain service-related terms in our license as “service terms.” The maximum fine per violation of a “service term” is up to twice the amount of any other fine set in our license for such a violation per each period of 30 days or portion thereof during which the violation continues.

Our general licenses require that we provide the Ministry of Communications bank guarantees to secure compliance with the terms of our licenses and payments of fines or indemnity we are required to pay to the Ministry of Communications. Accordingly, as of June 30, 2007, we have provided a bank guarantee of $4.8 million in connection with our international telephony license and a bank guarantee of $2.3 million in connection with our VoB and DFL license. The Ministry of Communications may call the bank guarantee if we breach a material term of our license, do not obtain proper insurance as required under the terms of the license, do not pay the required royalties, do not pay any fine that may be imposed upon us, or if the Ministry of Communications suffers damages as a result of cancellation of our license.

Extension of Licenses

Our licenses provide that the original terms of the licenses may be extended by the Ministry of Communications for successive periods of ten years for the international telephony license and the VoB and DFL license and 5 years for the call routing license, provided that we have complied with the license and applicable law, have continuously invested in the improvement of our service and network and have demonstrated the ability to continue to do so in the future.

Royalty Payments to the Ministry of Communications

Under each of our general licenses, we are required to pay royalties to the State of Israel on royalty-bearing revenues (defined as all of our revenues from providing services under the licenses net of certain deductions, such as interconnect fees, amounts paid to out-of-the-country communications providers for completing outgoing calls, revenues from providing transmission services to other license holders, revenues from sale of equipment and bad debts). The royalties are payable on a quarterly basis at a current rate of 2.5%, which according to regulations issued by the Ministry of Communications will be reduced to 2.0% in 2008, to 1.5% in 2009 and to 1.0% starting January 1, 2010.

In June 2006, the Ministry of Communications demanded that 012 Golden Lines pay NIS 7.5 million in royalties based on its calling card income for the years 1997 through 2000. This demand was first raised in a letter from the Ministry of Communications in January 2001, and several meetings and discussions took place in the interim. In response to the Ministry of Communications’ demand, 012 Golden Lines provided a legal opinion indicating that the demand and the provisions of the license on which it was based are beyond the scope of authority of the Ministry of Communications. The response by 012 Golden Lines also included a demand for the return of NIS 9.9 million in previously made payments to the Ministry of Communications due to overcharges. As of yet, there has been no response from the Ministry of Communications.

Employees

At December 31, 2006, we had 553 full-time and 1,313 part-time employees. At June 30, 2007, we had 536 full-time and 1,049 part-time employees.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment. For those of our employees who are entitled to a pension arrangement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements in the amount of 8.3% of the employee’s wages. We have no unfunded liability in respect of these employees. A provision in our financial reports covers severance pay to those employees who are not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.7%.

We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

Our employees are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

Facilities

Our corporate headquarters are currently located in a 6,700 square meter leased facility in Petach-Tikva, Israel. The annual rent for the premises is NIS 4.3 million ($1 million), linked to the Israeli CPI and the term of the lease ends in July 2012 and is subject to a renewal option for an additional five year period. We also rent (a) an additional 340 square meters in Petach-Tikva with the annual rent of NIS 180,000 ($40,000), linked to the rate of exchange of the U.S. dollar, under a lease that terminates in September 2009 and is subject to a renewal option for an additional ten years; (b) an additional 4,200 square meters in Rishon Le’zion with the annual rent of NIS 1.9 million, ($380,000), linked to the Israeli CPI, under a lease that terminates in January 2009 and is subject to a renewal option for an additional five years; (c) an additional 800 square meters in Ramat-Gan with the annual rent of NIS 410,000 ($100,000), linked to the rate of exchange of the U.S. dollar, under a lease that terminates in June 2011 and is subject to a renewal option for an additional 5 years; and (d) an additional 1,500 square meters in Petach-Tikva with an annual rent of NIS 660,000 ($160,000), linked to the rate of exchange of the U.S. dollar, under a lease that terminates in January 2012 and is subject to a renewal option for an additional five years.

Legal Proceedings

On January 27, 2002, 012 Golden Lines filed a claim for NIS 53 million ($12.5 million) and for mandamus orders against Bezeq and Bezeq International claiming that Bezeq and Bezeq International interfered with its entry into the international telecommunications market. In April 2002, Bezeq and Bezeq International filed their defense statements, together with a third-party notice against the Ministry of Communications. The lawsuit is in preliminary stages.

In 2003, Bezeq requested “collection commission” from 012 Golden Lines in an amount of approximately NIS 6 million for completion of international calls made from card-operated public telephones in the years 1997-2002. On June 2004, Bezeq unilaterally deducted this amount from amounts accruing to 012 Golden Lines. On January 4, 2007, the Ministry of Communications determined that Bezeq is not entitled to the “collection commission” and that the deduction was unlawful. The Ministry of Communications ordered Bezeq to refund all of the amounts it deducted (including interest and linkage increments). Bezeq filed an administrative appeal with the District Court against the Ministry of Communications’ determination. On September 6, 2006 the District Court dismissed Bezeq’s appeal on the grounds of lack of jurisdiction. On September 26, 2007, Bezeq submitted an administrative petition to the Israeli Supreme Court regarding the Ministry of Communications’ determination. In addition, as an alternative proceeding, Bezeq appealed on October 25, 2006 to the Supreme Court against the District Court’s decision dismissing Bezeq’s appeal against the Ministry of Communications’ determination. At 012 Golden Line’s request, the hearings regarding the administrative petition and the appeal were scheduled for the same date and before the same panel, for November 7, 2007.

On January 2, 2005, a claim was submitted against 012 Golden Lines and three other companies regarding infringement of patent owned by the plaintiffs alleging breach of duties stipulated by law. The plaintiffs’ demands include payment of reasonable royalties for which the defendants would have been liable had they been granted the license to utilize the patent in scopes that had been infringed upon, punitive damages and all expenses related to the lawsuit, linked to the Israeli CPI and with interest. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the technology seeking indemnification and compensation for any liability that may be imposed in the context of the lawsuit. Similar proceedings have been initiated by the plaintiffs in other countries, including the United Kingdom and the United States, against other telecommunication companies. Some telecommunication companies, including one of the defendants named in the 2005 claim, have settled with the plaintiffs whereas other telecommunication companies have refused to settle and are continuing to litigate. We included in our financial statements a provision for the claim which, according to management’s estimation based, on the opinion of its legal counsel, is sufficient to carry any possible losses from the claim.

On July 3, 2005, Bynet Data Communications Ltd. filed a monetary claim with a sum of NIS 4.1 million in respect of several arguments arising from a partnership between us and Bynet. On September 7, 2005, we submitted a statement of defense together with counterclaim against Bynet in the sum of NIS 2.5 million. At this stage management can not estimate the prospect of the claim and no provision was recorded.

On September 2, 2007, a motion for a class action suit was filed with the Tel Aviv District Court against a number of owners of leading e-commerce sites in Israel, including Smile.Media which operates the website www.P1000.co.il, and several suppliers. Prior to the internal restructuring of our parent company, Internet Gold, and the transfer of the Communications Business to us, we operated the e-commerce site, www.P1000.co.il. Following the restructuring, on December 31, 2006, we transferred certain media assets, including P1000.co.il, to our sister company, Smile.Media. The petitioners claim that these sites have deceived and defrauded participants in online auctions held at these sites, through means of submitting fictitious offers by fictitious participants, thus pushing prices up artificially and illegally. The petitioners claim that this alleged practice prevented participants from winning auctions or caused them to pay in excess of the prices that would have been determined without such interference. The petitioners are asking the court to certify the action as a class action. The petitioners have asserted that the full amount of the claim would be determined only after discovery. The respondents have not yet responded to any of the motions filed by the petitioners. Based on the opinion of the legal counsel, at this stage it is impossible to estimate what, if any, potential liability or costs may be incurred in connection with these proceedings. In connection with our transfer of certain media assets to Smile.Media, including the P1000.co.il e-commerce site, we agreed to hold Smile.Media harmless for any liabilities relating to such assets which accrued prior to the transfer. Internet Gold has agreed to hold us harmless in the event the class action is permitted to move forward and any liability is found.

16.     Management

Directors and Executive Officers

Set forth below are the names and ages and current positions of our executive officers and current directors. We expect to appoint two additional directors to our board of directors in the near future.

NAME	AGE	POSITION

Shaul Elovitch	59	Chairman of the Board of Directors

Eli Holtzman	58	Vice Chairman of the Board of Directors

Anat Winner	48	Director

Stella Handler	46	Chief Executive Officer

Doron Ilan	40	Chief Financial Officer

Yaackov Nadborny	42	Vice President of Marketing

Ori Watermann	33	Vice President of Residential Division

Max Blumberg	34	Chief Technology Officer

Tal Granot	30	Vice President of Human Resources

Yaron Steinberg	43	Vice President of Business Division

There are no family relationships among any of our directors or executive officers.

Shaul Elovitch has served as chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, the parent company of Internet Gold, since 1985. Mr. Elovitch also serves on the board of Smile.Media, our sister company.

Eli Holtzman served as our chief executive officer and a director from March 2000 until January 2007 and has served as our vice chairman since January 2007. Mr. Holtzman co-founded and has been the chief executive officer of Internet Gold since 1992 and a director since July 1999. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University. Mr. Holtzman also serves on the board of Smile.Media, our sister company.

Anat Winner has served as a director since October 2007. Ms. Winner has been self employed as a business advisor since July 2003 and serves as director of Internet Gold and Magal Security Systems Ltd., publicly traded on The NASDAQ Global Market and Tel Aviv Stock Exchange. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

Stella Handler joined us as our chief executive officer in January 2007 upon our acquisition of 012 Golden Lines. Prior thereto and since 1998, Ms. Handler was employed by 012 Golden Lines and served as its chief executive officer since 2002. From 1992 to 1997 Ms. Handler was the Head of Subsidiary Companies Division of Bezeq, responsible for control, management and operations of all subsidiary companies. Ms. Handler has an M.B.A. in Business Administration and an M.A. in Economics from Hebrew University, Jerusalem.

Doron Ilan joined us as our chief financial officer in January 2007 upon our acquisition of 012 Golden Lines. Prior thereto and since 1998, Mr. Ilan was employed by 012 Golden Lines and served as its chief financial officer and vice president-finance since 2003. Prior to joining 012 Golden Lines, he worked for five years at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Ilan has an M.B.A. and a B.A. in Economics and Accounting from Bar-Ilan University, Tel Aviv. Mr. Ilan is also a Certified Public Accountant in Israel.

Yaackov Nadborny was appointed vice president-marketing in January 2007 upon our acquisition of 012 Golden Lines. Mr. Nadborny was employed by 012 Golden Lines as the business development manager since 2004, and was appointed vice president-marketing in 2005. From 2001 to 2003, he served as the senior financial advisor to the Director General of the Israeli Ministry of Industry and Trade, and from 1998 to 2001 Mr. Nadborny was the hi-tech division manager for the Israeli Export Institute. For 10 years, starting in 1987, Mr. Nadborny served as branch chief in the Israeli General Security Services. Mr. Nadborny received a B.A. in business administration from the College of Management Academic in Rishon Lezion, specializing in computer and information technology.

Ori Waterman was appointed vice president-customer service (residential sector) in 2007 upon our acquisition of 012 Golden Lines. Mr. Waterman was the customer division manager for Internet Gold from 2005. From 2002 to 2005, he managed the business services and customer relations division of Office Depot (Israel) and prior to that was manager of the SME business sector for Pelephone Communication and served in management capacities for Leumi Card and Eurocom-Nokia. Mr. Waterman has a B.A. in business administration from Ruppin Academy.

Max Blumberg was appointed vice president-technology in 2007 upon our acquisition of 012 Golden Lines. Prior to that, since 2002, he was the chief technical officer for Internet Gold, having joined Internet Gold in 2000 as the information system manager. Mr. Blumberg has a B.A. in computer science and mathematics from Netanya College.

Tal Granot was appointed vice president-human resources in 2007 upon our acquisition of 012 Golden Lines. Ms. Granot held that position at Internet Gold since 2006. Prior to that, since 2000, she acted as team leader, area manager and customer sales manager for Internet Gold. Ms. Granot has a B.A. in business management from Tel Aviv’s Management Institute.

Yaron Steinberg was appointed vice president-business division in January 2007 upon our acquisition of 012 Golden Lines. Mr. Steinberg was employed by 012 Golden Lines from 1997 as the manager of the business sector (sales and service department), and was appointed vice president-business sector (sales and customer relations) in 2003. From 1996 to 1997, he served as vice president-new business development for Adir International Services Corp. Ltd., having started there in 1994 as the director of their northern district. Mr. Steinberg has a B.A. in business management from the branch of Derby University in Israel.

We currently do not have any employment contracts with our executive officers but expect to enter into employment contracts with Stella Handler, our chief executive officer, and Doron Ilan, our chief financial officer.

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance practices under Israeli law relating to such matters as outside directors, the audit committee and internal auditor. These matters are in addition to the requirements of NASDAQ and other applicable provisions of U.S. securities laws. Under NASDAQ Marketplace Rules, a foreign private issuer may generally follow its home country rules of corporate governance instead of the comparable requirements of NASDAQ Marketplace Rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of rules of the Securities and Exchange Commission.

In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee consist solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. However, because Internet Gold will owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Marketplace Rules. Accordingly, we are exempt from certain independence requirements under the NASDAQ listing standards, such as the requirement to have a majority of independent directors on our Board of Directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Marketplace Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors. In any event, our audit committee must have at least three members and be comprised only of directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ Marketplace Rules.

Board of Directors and Officers

According to the Israeli Companies Law–1999, or the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

Our current board of directors consists of three directors including one director who qualifies as an independent director under the applicable U.S. securities law requirements and NASDAQ Marketplace Rules. We intend to appoint two outside directors, as required by the Israeli Companies Law, who will also qualify as independent directors under the applicable U.S. securities law requirements and NASDAQ Marketplace Rules.

Election of Directors

Our articles of association provide that we may have no less than two and no more than ten directors. In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. The general meeting of shareholders may remove any director from office by an ordinary resolution, subject to applicable law. Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are appointed, provided that the total number of directors will not exceed the maximum number permitted under our articles of association. The board of directors is entitled to remove from office any director appointed by it.

The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with “accounting and financial expertise,” as such term is defined in the regulations promulgated under the Israeli Companies Law. In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”

As a controlled company within the meaning of NASDAQ Marketplace Rules, we intend to rely on the exemption provided to controlled companies with respect to the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, as defined in the Israeli Companies Law. However, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as a outside director following the company’s first public offering. Under the Israeli Companies Law, the term “office holder” includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. Regulations recently promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an outside director.

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, as an Israeli company listed on The NASDAQ Global Market, we would no be required to appoint an outside director who has “accounting and financial expertise,” if another director with “accounting and financial expertise” serves on the board of directors who is an independent director under the NASDAQ Marketplace Rules and provided that all of our outside directors have “professional qualifications.”

The outside directors are elected by shareholders at a general meeting, provided that either:

—	The majority of shares voted at the meeting (not including abstentions), including at least one-third of the shares of the non-controlling shareholders voted at the meeting, vote in favor of the outside director; or

—	The majority of shares voted at the meeting (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders that voted against the election of the outside director does not exceed one percent of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to one additional three-year term, if certain conditions are met. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new outside director.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

A company may not engage an outside director as an office holder and may not employ or receive services from that person for consideration, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an outside director.

Our Board of Directors will appoint two outside directors under Israeli law, one of whom has “accounting and financial expertise,” and the other who has “professional qualification,” as such terms are defined under the Israeli Companies Law.

Independent Directors

In general, NASDAQ Marketplace Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. Internet Gold owns more than 50% of our ordinary shares. Because of its ownership interest, we will be considered a “controlled company” within the meaning of NASDAQ Marketplace Rules. Accordingly, we will be exempt from certain independence requirements under the NASDAQ listing standards, such as the requirement to have a majority of independent directors on our board of directors. However, because the controlled company exemption does not extend to our audit committee, it must have at least three members and be comprised only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

Our Board of Directors has determined that Ms. Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, comptroller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined by applicable Securities and Exchange Commission rules. Our Code of Business Conduct and Ethics will be publicly available on our website at www.012.net. If we make any substantive amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by applicable law.

Audit Committee

Our board of directors intends to establish an audit committee as soon as the two outside directors under Israeli law are appointed to our board. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include:

—	The chairman of the board of directors;

—	Any director employed by the company or providing services to the company on an ongoing basis; or

—	A controlling shareholder or any of the controlling shareholder’s relatives.

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee will consist of three members, including Ms. Winner, and all of them will satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and will be financially literate, and two of whom will qualify as outside directors under the Israeli Companies Law. Our board of directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The composition and function of the audit committee meets the requirements of Israeli law, the Securities and Exchange Commission and NASDAQ Marketplace Rules.

Our board of directors intends to adopt an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the NASDAQ Marketplace Rules which include:

—	Oversight of the company’s independent registered public accounting firm, and recommending the engagement, compensation or termination of the company’s independent registered public accounting firm to the board of directors, subject to shareholder ratification in accordance with Israeli law;

—	Recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the board of directors;

—	Recommending the engagement or termination of office of the company's internal auditor; and

—	Approval of transactions with office holders, controlling shareholders and other related-party transactions, as described below.

Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. For such purpose, the term controlling shareholder is a shareholder who has the power to direct the company’s operations, other than by virtue of being a director or other office holder of the company and includes a shareholder that holds 50% or more of the voting rights in a public company, or a shareholder who has the power to direct the conduct of the company, if the company has no shareholder that owns more than 50% of its voting rights, then the term also includes any shareholder that holds 25% or more of the voting rights of the company (two or more persons who have a personal interest in the approval of the transaction are deemed to be joint holders). The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Additionally, under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company’s independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults.

NASDAQ Exemptions for a Controlled Company

As a controlled company, within the meaning of NASDAQ Marketplace Rules, we are not subject to the corporate governance requirements of Rule 4350(c) of the NASDAQ Marketplace Rules that would otherwise require us to have:

—	A majority of independent directors on the board of directors;

—	Compensation of our executive officers determined, or recommended to the board of directors for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

—	Director nominees selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

See “Risk Factors–Risks Related to Our Relationship with Internet Gold, Smile.Media and Eurocom Communications Ltd.”

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent registered public accounting firm or its representative. An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to appoint one director or more or the general manager of the company or any person who serves as a director or as general manager of the company. In determining the ownership or voting interest of a person, Israeli law is expansive and aggregates that person’s direct and indirect holdings, including the holdings of certain affiliates, relatives and associates. Our board of directors will appoint an internal auditor nominated by our audit committee, as required, and within the required period under the Israeli Companies Law.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Approval of Transactions with Office Holders

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders and in specific circumstances only by our audit committee and our board of directors.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the Board and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a master agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him (while taking into account the extent of their respective involvement in the transaction); or (v) is among companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (ii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

Insurance for Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of liability of any of its office holders arising from their acts or omissions performed in such capacity for:

—	A breach of his or her duty of care to the company or to another person;

—	A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

—	A financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

—	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

—	Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

—	Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

—	Retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

—	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

—	any act or omission committed with intent to derive an unlawful personal gain; and

—	any fine or forfeiture imposed on the office holder.

In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the audit committee and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting. A special majority at the general meeting is required if a controlling shareholder is interested in such transaction as an office holder or as a relative of an office holder, as described above.

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. Our officers and directors are covered by the directors’ and officers’ liability insurance policy of Internet Gold that provides coverage of not more than $5 million for any one matter and in the aggregate. we have undertaken to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

Compensation of Officers and Directors

The aggregate direct compensation we paid to our directors and executive officers as a group (ten persons) for the year ended December 31, 2006 was approximately NIS 7.2 million ($1.7 million) on a pro forma basis assuming that the acquisition of 012 Golden Lines occurred on January 1, 2006.

The Company has resolved to compensate our directors, including our outside directors, at a rate equal to the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002, in each case linked to the Consumer Price Index.

We also expect to enter into employment contracts with Stella Handler, our chief executive officer, and Doron Ilan, our chief financial officer.

2007 Equity Incentive Plan

Our 2007 Equity Incentive Plan will allows us to grant awards that qualify under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. Our 2007 Equity Incentive Plan is subject to the approval of the Israeli Tax Authority. We have not issues any awards under our equity incentive plan prior to this prospectus.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant consultants awards under our equity incentive plan; however, such persons will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that will be available for grant under our plan is 2,250,000, which will be reduced by two shares for each restricted share unit or restricted share that we grant under the plan with a per share or unit purchase price lower than 100% of fair market value of our ordinary shares on the date of grant and by one share for each option that we grant under the plan.

We intend to submit a request to the Israeli Tax Authority to approve our equity incentive plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares’ market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares’ market value at the date of grant and the remaining capital gains will be taxed at the grantee’s regular tax rate. We intend to grant awards at fair market value. We may not recognize expenses pertaining to the employees’ restricted shares, restricted share units and options that qualify under Section 102 for tax purposes.

Restricted shares, restricted share units and options granted under our equity incentive plan will generally vest over four years from the grant date. Any option not exercised within seven years of the grant date will expire. If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If we terminate the employment of an employee for any other reason, the employee may exercise his or her vested options within sixty days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

If during the sixty-day period after termination of employment, the employee is subject to a “blackout period” pursuant to our insider trading policy or otherwise, during which, the employee may not sell underlying shares, then the employee may exercise any unexercised options, which were vested on the date of termination of employment, until the later of (a) twenty-five days after the blackout period is lifted; or (b) sixty days from the date of termination of employment.

An employee who terminates his or her employment with us due to retirement or disability may exercise his or her vested options within one year of the date of retirement or within two years of the date of the disability. Any such employee with a right to compensation pursuant to vested restricted shares or vested restricted share units at the time of such termination shall receive such compensation within 30 days of the termination. Any expired or unvested options, restricted shares, or restricted share units immediately return to the plan for reissuance.

17.     Principal Shareholders

We are a wholly-owned subsidiary of Internet Gold, which is controlled by Eurocom Communications. Internet Gold owns approximately 73.3% of our outstanding shares, assuming the underwriters do not exercise their over-allotment option to purchase up to 1,001,250 additional ordinary shares, and will own approximately 70.5% of our outstanding shares if the over-allotment option is exercised in full. Internet Gold has advised us that it currently intends to continue to hold all the ordinary shares it owns following the Initial Offering and thereby retain its controlling interest in us. However, Internet Gold and Eurocom Communications are not subject to any contractual obligation that would prohibit them from selling, spinning off, splitting off or otherwise disposing of any of our ordinary shares except that Internet Gold has agreed not to dispose of or hedge any of our ordinary shares for a period of 180 days after the date of the Initial Offering without the prior written consent of CIBC World Markets, subject to certain limitations and limited exceptions. See “Underwriting.”

Internet Gold is a public company, whose shares are listed on The NASDAQ Global Market and the Tel Aviv Stock Exchange. Internet Gold is controlled by Eurocom Communications, which holds 58.0% of its ordinary shares, as of June 30, 2007. Eurocom Communications is controlled by Mr. Shaul Elovitch, our chairman and the chairman of the board of Internet Gold and Eurocom Communications. As a result, Mr. Shaul Elovitch will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval including the composition of our board of directors and the appointment and removal of officers, mergers or other business combinations involving us, acquisitions or dispositions of our assets, future issuances of our ordinary shares or other securities, our incurrence of debt, and payments of dividends on our ordinary shares.

18.     Related Party Transactions

We provide broadband and traditional voice services to companies affiliated with the Eurocom group at our customary rates and charges. During the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, our revenues from the Eurocom group, not including Internet Gold, were NIS 2.5 million, NIS 2.5 million ($587,000) and NIS 2.0 million ($460,000), respectively. Our revenues from Internet Gold and Smile.Media did not exceed $10,000 in any of these periods. We expect to continue to provide such services in the future. We also have a marketing agreement with YES, an affiliate of the Eurocom group, regarding benefits received by certain of our mutual customers. The amounts of this agreement are immaterial.

Internet Gold has historically financed our principal acquisitions and investments through intercompany loans. In connection with our acquisition of 012 Golden Lines, Internet Gold provided us with a long-term loan of NIS 100.6 million ($23.7 million) at March 31, 2007, bearing the prime interest rate published from time to time by the Bank of Israel. The loan is callable beginning October 1, 2008; however, we may not repay any loans from Internet Gold as long as our ratio of net debt, not including the shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. For more detail, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources.” As of June 30, 2007, we also have an outstanding payable balance with Internet Gold of NIS 3.9 million ($920,000), which bears no interest.

We have entered into a registration rights agreement with Internet Gold granting it the right to register our ordinary shares it owns under the Securities Act of 1933, as amended. Under the registration rights agreement, we have granted to Internet Gold “demand” registration rights that allow it, at any time after one year following the consummation of the Initial Offering, to request that we register under the Securities Act of 1933, as amended, some or all of our ordinary shares it owns. Internet Gold is entitled to an aggregate of five demand registrations. We are not required to effect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least $7.5 million. We are also not required to effect more than one demand registration during the first 12 months following the initial offering or more than one demand registration during any 12-month period thereafter. We are not obligated to grant a request for a demand registration within 90 days of any other demand registration. Internet Gold also has “piggyback” registration rights that allow it to include our ordinary shares it owns in any public offering of equity securities initiated by us (other than the initial offering and those public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). The “piggyback” registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering. We have also granted Internet Gold the right to request a shelf registration on Form F-3, provided that we shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis but for no longer than one year without the consent of our audit committee.

Under the registration rights agreement we have agreed to indemnify Internet Gold against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information furnished in writing from Internet Gold. We will pay all expenses incident to any demand registration, and Internet Gold will pay its respective portions of all underwriting discounts, commissions and fees attributable to the sale of our ordinary shares it owns under the registration rights agreement.

We have agreed that, for as long as Internet Gold is required to consolidate our results of operations and financial position or account for its investment in our company pursuant to the equity method of accounting, we will maintain the same fiscal year end and accounting periods as Internet Gold, and to the extent possible conform our financial presentation with that of Internet Gold. We have agreed to use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so to permit timely filing of Internet Gold’s financial statements. We have also agreed to provide to Internet Gold and its independent auditors all information required for Internet Gold to meet its schedule for the filing and distribution of its financial statements and to make available to Internet Gold and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Internet Gold and its independent auditors may conduct their audits relating to our financial statements. We have also agreed to adhere to certain specified Internet Gold accounting policies and to notify and consult with Internet Gold regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting.

On December 31, 2006, we transferred certain media assets, including P1000.co.il, an Internet commerce website, to our sister company, Smile.Media Ltd., as part of our internal restructuring for no consideration. In connection with the transfer, we agreed to hold Smile.Media harmless for any liabilities relating to such assets which accrued prior to the transfer. In September 2007, Smile.Media was named as one of a number of defendants in a purported class action suit in Israel, which alleges that Smile.Media as the operator of the P1000.co.il E-commerce site and the owners of the other five leading E-commerce sites in Israel fabricated online auction results. The total amount of the claim is unknown at this time. Internet Gold has agreed to hold us harmless in the event the class action is permitted to move forward and any liability is found and with respect to any other claims arising out of the transfer of the assets.

Internet Gold, Smile.Media and we have agreed to mutually share certain information in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the separation. We have also agreed to provide mutual access to historical records relating to businesses that may be in our possession.

We have entered into an agreement with Internet Gold and Smile.Media under which we agreed to provide each of Internet Gold and Smile.Media, at its request, with those communication services that it may wish to utilize at market prices. Smile. Media agreed to provide us, at our request, with all media and content services that Smile.Media provides at market prices. Provisions of this agreement relating to services may be terminated upon three months’ notice. During the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, our revenues from Internet Gold and Smile.Media were less than $10,000 in any of these periods.

19.     Securities to- be registered for trade;
Bond (series A) conditions

19.1	General

In a private offering and additional private offerings conducted by expanding a series of the Company during the months of March-May 2007 (Hereinafter: “Private Offering”), the Company issued to the offerees nominated in the first addition of the Securities Law (Hereinafter: “The Investors” or “The Holders”) 424,999,800 bonds (series A) of the Company of 1 NIS par value each (Hereinafter: “The Bonds” or “Bonds (series A)”. The Bonds (series A) were graded by Midroog Ltd. “A1".

All the Bonds (series A) issued by the Company are identical in their terms and are registered, for trade on the exchange system for institutional investors. After registration of the bonds for trade on the Stock Exchange according to this Prospectus, the Bonds (seires A) will no longer be traded on the exchange system for institutional investors.

The Bonds (series A) were offered through a tender offer at the rate of interest as specified below (Hereinafter: “The Tender”), with each unit consisting of 1 NIS par value Bond (series A) for the price of 100% of its par value (Hereinafter: “The Units”).

The Stock Exchange granted its approval to register the Bonds (series A) issued to the investors in a private offering, for trade based on this Prospectus, while taking into consideration that the Company is in compliance with the minimum spread of the public’s holdings of the Bonds (series A) and the minimum value of the public’s holdings of the Bonds (series A) according to the Stock Exchange’s directives, as specified in clause 19.2 below.

Following is a specification of the investors in the private offering as well as the quantity of issued Bonds (series A) per investor in the private offering:

Name of Institutional Body	No. of Bonds

A-B Compensation	150,000
A-B Rewards	1,000,000
AB Compensation	220,000
AB Rewards	850,000
Ayalon Insurance Company Ltd. - Participants	3,000,000
Ayalon Insurance Company Ltd.- Nostro	3,000,000
Apex - Rewards and Compensations fund	3,800,000
Apex Central Compensation Fund	1,800,000
Apex Provident Fund	9,400,000
Eldar	650,000
Eliyahu Insurance Company Ltd.	2,000,000
Almog	60,000
Almog	60,000
Amir A	200,000
Amir D	850,000
Jerusalem Bank - Nostro	5,000,000
Pension Gneral	777,300

Pension General	1,694,910
Pension Index	21,000
DS Pension Fund – management	40,000,000
H.A.L Emek Habenayim	1,500,000
Hachshara Insurance Participants	2,500,000
Hachshara Insurance Nostro	2,500,000
Council for Arranging Gambling and Sports	3,500,000
Provident Fund	1,530,000
Provident Fund	2,420,000
Provident Fund - Etgarim Industries	27,000
Provident Fund Bonds	75,000
Provident Fund general	275,000
Provident Fund general	632,094
Wieser Provident Fund Ltd.	120,000
Wieser central for Compensations Ltd.	12,000
Wieser Rewards Ltd.	310,000
Hermon	1,650,000
Hermon	3,000,000
Yuvalim - Provident Fund	1,500,000
Yuvalim - Sick Pay Fund	1,300,000
Yuvalim Pension Fund	500,000
Yuvalim Rewards and Compensation	400,000
Eurocom Capital Finances	10,000,000
Yelin Lapidot Pension Fund Management	2,650,000
Yelin Lapidot Bond Pension Fund	850,000
Yelin Lapidot Central Compensation Fund	800,000
Yelin Lapidot Provident Fund	1,700,000
Yaad	313,000
Yaad	1,000,000
I.D.I Yashir - Insurance Company	5,000,000
Yashir Pension Fund	836,700
Clal Health Insurance Company Ltd. - Nostro	1,000,000
Clal Health Insurance Company Ltd. - Nostro	1,000,000
Clal Insurance Company Ltd. - Nostro	8,000,000
Clal Bonds Route	800,000
Clal Bonds Route	350,000
Clal General Route 1	3,100,000
Clal General Route 1	1,300,000
Clal General Route 2	300,000
Clal General Route 2	150,000
Clal General Route 3	1,800,000
Clal General Route 3	500,000
Clal Participants	21,000,000
Clal Participants	7,700,000
Kinneret	30,000,000
Leumi Nostro	20,000,000
Lachish	121,731
Platinum Tower Index Linked Pension	300,000
Platinum Tower General Provident Fund	400,000
Platinum Tower Compensations To Employer	130,000
Platinum Tower Kahal Maoz	1,000,000
Platinum Tower general rewards	800,000
Magen Gold comprehensive pension fund	700,000

Engineers	5,000,000
Morag	600,000
Mahog 1	300,000
Mahog 5	1,200,000
Meitav pension index linked course	13,000
Meitav pension share linked course	30,000
Meitav provident fund general course	2,020,000
Meitav provident fund index linked course	1,800
Meitav pension share linked course	12,000
Metiav pension savings	484,000
Meitav provident pension fund	330,000
Meitav savings compensation	75,000
Meitav central general compensations course	664,000
Meitav Mishan pension	354,000
Meitav Mishan provident	57,000
Meitav Mishan compensations	25,000
Meitav Pension Ltd.	17,000
Meitav provident general course	3,237,000
Meitavit Reserves - personally tailored pension fund	3,000,000
Meitavit Reserves - personally tailored pension fund - Yahalom	2,000,000
Metavit future - personally tailored pension fund - Yahalom	7,000,000
Meitavit future - personally tailored pension fund - Sapir	8,000,000
Meron	5,000,000
Meytar	400,000
Menorah general pension	600,000
Menorah general pension b'	100,000
Menorah general provident fund	640,000
Menorah general provident b'	150,000
Menorah Mivtahim Insurance Ltd.	5,000,000
Menorah Mivtahim Insurance Ltd. participating in profits	200,000
Menorah Mivtahim pension	5,000,000
Menorah Mivtahim provident	530,000
Menorah Mivtahim participating in profits 1991	750,000
Menorah Mivtahim participating in profits 1992	18,000,000
Menorah Mivtahim pension	31,642,000
Menorah central for compensation	80,000
Menorah central for compensation b'	30,000
Masad provident	170,000
Matsok provident fund for wage earners and self employed	700,000
Mercantile pension funds	3,000,000
Nadvanim	153,000
Nadvanim	300,000
Nostro Union	2,000,000
S. Index	180,000
S. Index	500,000
Dynamic style general	472,000
Dynamic style general	1,000,000

Otzem provident funs of public employees in Moshav A.G.S Ltd.	1,000,000
Orek Capital	200,000
Inbar	460,000
Inbar	500,000
Atzmon	250,000
Atzmon	1,000,000
Compensation	51,265
Compensation general	377,000
Compensation index	177,000
Community	1,000,000
Community	950,000
Provident fund and pension fund of the Histadrut	10,000,000
Provident fund of El Al employees	2,000,000
Fund for compensation	150,000
Provident fund of employees of the Hebrew University	500,000
Provident fund of employees of the Israel Aerospace Industries Ltd.	10,000,000
Provident fund of employees of the Israel Aerospace Industries Ltd.	5,000,000
KMF	2,552,000
KMF	5,000,000
Katsir	10,000,000
Provident fund for practical engineers and technicians Ltd.	4,200,000
Provident fund for Otzem members Ltd.	100,000
Keshet	138,000
Keshet	200,000
Rakia	3,000,000
Sagie	1,192,000
Sagie	8,000,000
Sion	20,000,000
Tavor	1,100,000
Tavor	3,000,000
Total	424,999,800

19.2	Minimum Spread; Value and extent of public’s holdings

The minimum spread of the public’s holdings of the Bonds (series A), required according to the directives of the Stock Exchange, is at least 35 holders with a minimum value per holder of 200,000 NIS.

The required minimum value of the public’s holdings of the Bonds (series A), is at least 36 million NIS.

“Holder” is defined as one holder whose value of holdings exceeds the value of the minimal holding per holder, as described above, or holding together with others, whose combined value of holdings exceeds the minimal value per holder.

Upon publication of this Prospectus, the Bonds (series A) will not be subject to any limitations or restrictions, including limitations regarding resale according to the provisions of clause 15 c’ of the Securities Law and the regulations pursuant thereto. As of the date of this Prospectus, the minimum spread of the Bonds (series A) and the minimum value of the public’s holdings of the Bonds (series A) is as required by the instructions of the Stock Exchange and as specified above.

19.3	Securities Taxation

On January 1, 2006, the law for the amendment of the Tax Ordinance (No. 147) was adopted (Hereinafter: “Amendment 147” or “The Amendment”). Following the Amendment, there have been significant changes in the Israeli tax laws regarding taxation of securities traded on the Stock Exchange. As of the date of publishing this Prospectus, some of the new regulations expected to be published following the Amendment, have yet to be published.

19.3.1	Taxation of capital gains from sale of securities issued according to the Prospectus

According to clause 88 and clause 91 of the Tax Ordinance (new version), 5721-1961 (Hereinafter: “The Ordinance”) and according to Amendment 147, in the sale and/or redemption of Bonds (series A) (Hereinafter: “Bonds” or “Securities”), the real capital gain realized by a corporation, for which the provisions of chapter B’ of the Tax Law (adjustments due to inflation), 5745-1985 (Hereinafter: “Adjustments Law”) or clause 130a of the Ordinance do not apply in determining income prior to publication of Amendment 147, will be obligated to pay tax at a rate of 25%. A corporation that the provisions of the Adjustments Law or Clause 130a of the Ordinance apply in determining income, will be obligated to pay tax for profits from the sale of the Securities, according to the rate of the companies tax stipulated in clause 126 (a) of the Ordinance (in 2007-29%, in 2008-27%, in 2009-26% as of 2010 and thereafter – 25%).

The real capital gain from the sale of the Securities by an individual, who is not a principal shareholder, whose income from the sale of the Securities does not constitute income from a business, will be obligated to pay tax at a rate of the marginal tax for individuals according to clause 121 of the Ordinance, but at a rate that will not exceed 20%, and the capital gain will be considered as the highest rate of taxable income.

Notwithstanding the foregoing, real capital gain from the sale of a corporation’s Securities where the seller is an individual and a principal shareholder on the date the Securities are sold or any other date within the 12 months prior to the sale, will be obligated to pay tax at a rate of 25%. The term “principal shareholder” is defined as someone holding, directly or indirectly, by himself or together with another, at least 10% of one or more types of means of control of the company. The term “together with another” means, together with his relative or with someone who is not a relative but with whom he cooperates on a regular basis according to an agreement relating to matters that are material to the company, directly or indirectly (Hereinafter: “Essential Shareholder”).

Despite the foregoing, it has been determined that the Minister of Finance, with the consent of the Knesset’s Financial Committee, is entitled to stipulate provisions and conditions regarding capital gain from the sale of the Securities, that if such provisions exist, the deduction of the real interest expenses and linkage differentials will be permitted, as well as the manner for calculating them, limits for the rate of real interest permitted in the deduction in case of special relations between the lender and the borrower, as well as ways to prove the attribution of the loan and the real interest expenses and linkage differentials to the Securities and that until determining the provisions, if the assessed person claimed real interest expenses and linkage differentials, the capital gain he had on the sale of the Securities, will be obligated to pay tax at a rate of 25%.

Notwithstanding the foregoing, an individual whose income from selling the Securities constitutes “income from a business” will be obligated to pay tax for his profits from the sale of Securities according to the regular tax rates on his income, meaning a marginal tax as stipulated in clause 121 of the Ordinance (in 2007-up to 48%, in 2008-up to 47%, in 2009-up to 46% and in 2010 and thereafter – up to 44% tax).

A trust fund will be obligated to pay tax at a rate of 20% for the real capital gain from the sale of the Securities. A corporation exempt from tax according to clause 9 (2) of the Ordinance and an exempt trust fund, is exempt from tax for income from the sale of the Securities.

A foreign resident, as defined in the Ordinance, is exempt from tax on capital gain from the sale of the securities traded on the Stock Exchange in Israel, if the capital gain is not generated from his permanent business in Israel and provided that he purchased the Securities pursuant to the Prospectus. The foregoing will not apply to a foreign company if Israeli residents are controlling shareholders or beneficiaries or are entitled to 25% or more of the revenues or profits of the foreign corporation, directly or indirectly.

19.3.2	Deduction at source on capital gain from the sale of Securities

According to the Tax Regulations (deduction from consideration, payment or capital gain in the sale of Securities or future transaction), 5763-2002, the party paying the seller consideration for the tradable securities, will deduct at source at the rate of 25% from the real capital gain if the seller is a corporation and tax at a rate of 20% from the real capital gain if the seller is an individual. A foreign resident will be exempt from deduction at source in the event of the occurrence of one of the conditions stipulated in the regulations.

Trust funds, provident funds and other bodies nominated in the addition to the Tax Regulations (deduction from interest, dividends and certain profits) 5765-2005 (Hereinafter: “Deduction from Interest Regulations”), are exempt from deduction of tax at source.

19.3.3	Interest Income from the Bonds

Clause 125 c (b) of the Ordinance determines, among other things, that an individual will be obligated to pay tax at a rate of 20% on interest, including discount fees, perceived as income from Bonds according to clause 2 (4) of the Ordinance, and such income will be taxed at the highest rate of his taxable income.

Notwithstanding the foregoing, an individual will be obligated to pay tax on interest income at the rate stipulated in clause 121 of the Ordinance, and such income will be taxed at the highest rate of his taxable income in the event of one of the following conditions: the individual is a principal shareholder of the company paying the interest; the individual claimed deduction from interest and linkage differentials expenses for the Bonds; the interest income is income from a business according to clause 2 (1) of the Ordinance or is registered in his bookkeeping or requires registration; the individual works in a corporation that will pay the interest, or is a service provider of such corporation or sells the corporation products or has any other special relationship with them (unless proven to the satisfaction of the assessment officer that the rate of interest has been determined in good faith without being affected by the existence of the relationship between the individual and the corporation; or any other provision determined by the Minister of Finance, with the approval of the Knesset’s Financial Committee) (as of the date of publishing this Prospectus, no additional provisions have been published).

Interest income of a corporation will be subject to companies tax according to the rate stipulated in clause 126 (a) of the Ordinance.

The rate of tax that applies to interest income generated from Bonds for foreign residents may be subject to the provisions of treaties for the prevention of double taxation between the State of Israel and the country of residence of the foreign resident.

A trust fund will be subject to tax at a rate of 20% of the interest income generated from Bonds. An exempt trust fund as well as bodies exempt from tax according to the provisions of clause 9 (2) of the Ordinance, are exempt from tax for interest income, all subject to the provisions of clause 3 (h) of the Ordinance regarding debit of tax from interest accrued during the period of holding of another.

According to the provisions of clause 2 (4) of the Ordinance and any additional provisions of the law, discount of Bonds will be perceived as deduction of interest, legally.

19.3.4	Deduction of tax at source from interest from Bonds

According to regulation 5 of the Regulations for deduction from interest and the provisions of clause 170 of the Ordinance, the rate of tax to be deducted at source from interest generated from the Bonds, for an individual who is not a principal shareholder of the Company is 20%, for an individual who is a principal shareholder or working in the corporation or granting services or selling products to the corporation, tax will be deducted according to the maximum tax rate stipulated in clause 121 of the Ordinance and for a corporation – the companies tax rate stipulated in clause 126 (a) of the Ordinance. According to the regulations of deduction from interest, provident funds, trust funds and other bodies, nominated in the addendum to the regulations of deduction from interest are exempt from deduction of tax at source.

Notwithstanding the foregoing, the rate of deduction of tax at source for a foreign resident (an individual or a corporation) are subject to the provisions of treaties for prevention of double taxation between the State of Israel and the country of residence of the foreign resident.

19.3.5	Discount revenues from Bonds and Convertible Bonds

If and as far as there are discounts for the Bonds according to the provisions of clause 2 (4) and 25 c (b) of the Ordinance, the discounts for the Bonds will be deemed as interest taxable by income tax and obligated to deduction of tax at source.

In general, the discount for the Bonds will be the value of the obligation to pay the principal according to the Bonds, with the deduction of the consideration received, to the extent such amount is positive.

Bonds issued without a discount may be expanded by increasing the series. If the rate of the discount for the Bonds issued by expanding the series will be different from the rate of the original discount, the Company will approach the Israel Tax Authorities shortly after expanding the series, to receive their approval (Hereinafter: “The Approval”) that for deduction of tax at source from the discount from the Bonds of such series, the rate of deduction will be uniform according to a formula weighting the various rate of discount of the same series, as such will exist (Hereinafter: “Rate of Weighted Discount”).

In the event of receiving the Approval, the Company will calculate the Rate of Weighted Discount for all the Bonds of that series, and will publish, after increasing the series, an immediate report with the uniform Rate of Weighted Discount for the entire series, according to the Rate of Weighted Discount and according to the provisions of the law.

If the Approval will not be received, the Company will notify, with an immediate report prior to issuing Bonds of the same series as issued because of expanding the series, the rate of the highest discount created for that series. The Company will deduct tax at source upon payment of the Bonds of that series, according to the rate of discount reported.

Therefore, there might be cases when the Company will deduct tax at source for the discount fees at a rate higher than the discount determined for the bondholders of that series prior to expanding the series. In such case, the assessed person holding the Bonds, will be entitled to submit a tax report to the Tax Authorities and receive return of the tax deducted from the discount fees, as far as he is entitled to such return according to the law.

According to the regulations for calculating capital gain, with the redemption of bonds, which includes payment of the discount fees, consideration of the redemption after calculating the loss of capital from the redemption of the Bonds, will be deemed as consideration with the addition of the discount fees in the event of one of the following:

(1)	Capital gain on the sale of Bonds is not exempt from tax;

(2)	At the date of the redemption, a capital loss was created;

(3)	The redemption is not in the hands of a controlling shareholder or anyone holding the bonds from the day of allocation or issuance thereof.

All until the extent of loss of capital. The discount fees deemed as consideration according to the foregoing provisions, will not be deemed as income according to clause 2 (4) of the Ordinance.

19.3.6	Setoff of losses for tradable securities

The amount of loss created from the sale of the Securities, if such is created, can be setoff against the real capital gain or land betterment, according to the principles set forth in clause 92 of the Ordinance, whether the loss/profit is generated from an asset in Israel or outside it.

Loss of capital in the tax year of the sale of Securities, can also be setoff against interest income and dividends from the same securities and also against dividend income and interest from other securities, provided that the tax rate that applies to the interest and the dividend received from the other securities does not exceed 25% in the same tax year.

The capital loss in the years of 2003-2005 from the sale of tradable securities (Hereinafter: “Forwarded Loss”) on a stock exchange in Israel and from the sale of the securities deemed as foreign securities, as defined in clause 105 k of the Ordinance, according to its version before Amendment 147 and which was not setoff until January 1, 2006, can be setoff as of the tax year of 2007, against income from securities and for interest and dividends from securities, provided that the rate of applicable tax does not exceed 20%.

Notwithstanding the foregoing, in regard to assessed individuals who are obligated to the provisions of clause 6 of the Adjustments Law before negation thereof, real loss from sale of tradable securities created before January 1, 2006 and not setoff, which can be forwarded to the following years, will be setoff in exchange for real capital gain from tradable securities only.

The provisions of the amendment to the Income Tax Ordinance constitute a significant reform in the taxation of the capital market. The manner of implementing the provisions of the amendment to the Income Tax Ordinance are expected to change according to the amendments of the legislation to be adopted in the future and according to the provisions to be published by the Income Tax Commission. Obviously, we cannot foresee the contents of such amendments.

As is standard in investment decisions, tax related implications on the investment in securities to be registered according to this Prospectus should be considered. The foregoing is to the best knowledge of the Company and therefore does not pretend to be an authorized interpretation of the provisions of the law mentioned above or a summary of the provisions of the tax regarding the above Securities. In addition, the description above does not replace professional consultation on the matter.

19.4	Bonds (series A) conditions

19.4.1	General

Offering the Bonds (series A) by private offering was according and subject to the provisions of the trust certificate of the Bonds (series A) signed between the Company and Shiff-Hazenfratz Trustees (2004) Ltd. (Hereinafter: “The Trustee”) with respect to the private offering (Hereinafter: “Trust Certificate”).

Following are contact details for the Trustee:
Address: 52 Menachem Begin St., Tel Aviv;
Telephone: 03-7919111; Fax: 03-7919112. Contactperson: Shmuel Neiberg, C.P.A; e-mail: sami@shifazen.co.il

Following are the main details of the Bonds (series A) conditions as they appear in the Trust Certificate:

19.4.2	Date of payment of the Bonds

On March 15 of each year between 2009 and 2016 inclusive, the Company will redeem 12.5% of the principal of the original par value of the Bonds with the addition of linkage differentials as said in clause 19.4.4 below. The Bonds bear an annual interest at the rate as specified in clause 19.4.3 below and is linked to the Consumer Price Index published on February 15, 2007 for the month of January 2007. The interest will be paid for the unpaid remainder of the principal of the Bond, after linkage.

Upon payment, the par value of the Bonds will automatically decrease; according to the remaining par value as such will be after each payment.

19.4.3	Interest for the Bonds

19.4.3.1	The remaining unpaid principal of the Bonds will bear annual interest at the rate of 4.75% and will be paid on the dates as specified in clause 19.4.3.2 below. Notwithstanding the foregoing, until the date of registration of the Bonds for trade on the Stock Exchange, the Bonds (series A) will bear additional interest at the rate of 1.10%, in a manner that the rate of annual interest for the Bonds (series A) until the date of registration thereof for trade on the Stock Exchange will be 5.85%.

As of the date of registration of the Bonds (series A) for trade on the Stock Exchange, the remaining unpaid principal of the Bonds will bear annual interest at the rate of 4.75%.

19.4.3.2	The interest for the unpaid balance of the principal of the Bonds (after linking the Bond’s principal to the index), will be paid once every 12 months, on March 15, of each year between 2009-2016 for the period of 12 months ended on the last day before that date (Hereinafter: “Interest Period”) except for the first interest payment to be made on March 15, 2009 for the period between March 8, 2007 and March 14, 2009, according to 365 days (Hereinafter: “First Interest”). Shortly after registration of the Bonds (series A) for trade, the Company will file an immediate report regarding the rate of First Interest paid for the Bonds (series A). The last payment of the interest will be on March 15, 2016 together with the last payment of the Bond’s principal.

19.4.3.3	Income tax will be deducted from each interest payment and/or linkage differentials, as should be deducted at source. However, the Company will avoid deduction at source if before making the payment the holder of the Bonds will present a full or partial exemption from deduction of tax at source given to the bondholder from the Tax Authorities.

19.4.3.4	Any amount of principal or interest not paid on time will bear arrears interest at the rate of the compulsory interest on irregular debit balances at Discount Bank of Israel Ltd. at the time, from the date stipulated for payment until the date of actual payment.

19.4.4	Linkage terms

The Bond’s principal and the interest thereon will be linked to the Consumer Price Index according to the following terms:

19.4.4.1	In this clause and thereafter the following terms will have the meanings that appear beside them:

"Consumer Price Index" or "The Index"	The price index known as the "Consumer Price Index" which
includes vegetables and fruits, published by the Central Bureau of Statistics and Economic Research, which includes such index even if published by another official body or institute, and also includes any official index to replace it, whether
constructed on the same details which the existing index is
built on or not. If another index published by a body or
institute as said, will replace it and such body or institute did not determine the ratio between the new index and the
replaced index, the ratio will be determined by the Central
Bureau of Statistics, and if such ratio is not so determined, then an agreed body will be determined by the Company and the
Trustee for the bondholders and in the absence of agreement
between them, a body to be determined by the President of the
Institute of Certified Public Accountants of Israel and such will determine the ratio between the new index and the replaced index.

"Payment Index"	The last Consumer Price Index known on the date of any payment on account of the principal or interest

"Basic Index"	The index published on February 15, 2007 for the month of January 2007.

19.4.4.2	If apparent on the date of any payment that the Payment Index on such date is higher than the Basic Index, the Company will pay such Payment Increased in proportion to the rate of increase of the Payment Index compared to the Basic Index.

19.4.4.3	If apparent on the date of any payment that the Payment Index is identical to the Basic Index or lower than it, the Payment Index will be the Basic Index.

19.4.5	Purchase of Bonds (series A) by the Company or a subsidiary

19.4.5.1	The Company reserves the right to purchase Bonds at any time for any price it deems proper, without undermining the obligation to pay the Bonds still held by bondholders. So long as the Bonds are registered for trade on the Stock Exchange, the Bonds to be purchased by the Company, will be cancelled and delisted from trade on the Stock Exchange upon their purchase and the Company will not be entitled to reissue them. A parent company and/or subsidiary of the Company and/or corporation controlled by it and/or controlling shareholder and/or a corporation controlled by a shareholder (directly and/or indirectly) in the Company (Hereinafter: “Affiliated Holder”), will be entitled to purchase and/or sell Bonds from time to time according to their discretion and the law. As long as the Bonds are owned by a parent company and/or subsidiary of the Company and/or a corporation controlled thereby and/or a controlling shareholder (directly and/or indirectly) of the Company, whey will not grant them (the parent company, subsidiary, corporation controlled and controlling shareholder) voting rights at meetings of bondholders and will not be regarded for purpose of determining a legal quorum for purpose of exercising any other right awarded to bondholders of the Company.

When convening a bondholders’ meeting, the Trustee will check whether there are any conflicts of interest for the bondholders, according to the circumstances of the matter to be presented at the meeting. The Company and the Trustee will act in order to convene meetings of bondholders according to the law, as instructed by the Trustee. An Affifliated Holder is deemed to have a conflict of interest. When any Affiliated Holder holds Bonds, a meeting must be convened according to the class of bondholders, in a manner that one class of the holders will be a group that does not include Affiliated Holders. In the case of a class meeting, resolutions require the approval of each class convened and the approval of all the bondholders, all with the majority required according to the provisions of the Trust Certificate and its appendixes. The Trustee will be entitled, at its sole discretion, to determine, that such resolution does not require the approval of the meeting of Affiliated Holders and such a meeting will not be convened. In any event, a meeting of the Affiliated Holders will not have the authority to prevent a resolution presented for approval at a class meeting.

19.4.6	Payment of principal and interest of Bonds

19.4.6.1	Any payment on account of the principal and/or interest will be paid on the dates set forth in clauses 19.4.2-19.4.4 above according to the conditions stipulated therein, for people whose names are registered in the records of bondholders as holding the Bonds at the end of the business day on the date of the 3rd of each month that a payment is to be made (Hereinafter in this clause: “Determining Date for Payment”). The last payment of the Bonds (principal and interest) will be made by submitting bond certificates to the Company at its registered offices and any other place as notified by the Company.

19.4.6.2	Payment to entitled parties will be made by cheque or bank transfer into the bank account of those whose names are registered in the bondholders records as indicated in the details that a bondholder will submit to the Company in writing in advance according to clause 19.4.6.3 below, as an account to which the payment according to the Bonds, is to be made. The payment will be made subject to the linkage conditions as described in clause 19.4.4 above. If the Company will not be able, for any reason, to pay any amount to the entitled parties, it will deposit the amount with the Trustee.

19.4.6.3	A bondholder interested in notifying the Company of his bank details for transfer of the payment according to the Bonds as said in clause 19.4.6.2 above or who desires to change the details of the account or his address, will do so by written notice by registered mail to the Company. However, the Company will follow such instructions only if the notice reaches the registered offices of the Company at least 30 days before the Determining Date of Payment of any of the payments according to the Bonds. If the Company will receive the notice later than that, the Company will only act according to the notice for payments to be made after receipt of the notice.

19.4.6.4	If a party entitled to payment did not deliver details in writing of his bank account for credit of the amount of payment according to the Bonds, on time, the payment will be made by cheque sent by registered mail to his last address registered in the records of bondholders. Mailing the cheque to entitled parties by registered mail, will be deemed payment of the amount indicated on the cheque for every matter and issue on the date of mailing thereof, provided that the cheque was duly honored.

19.4.6.5	If the date for payment of any payment of the principal or interest is on a day that is not a business day, such date will be postponed to the business day immediately thereafter.

19.4.6.6	A registered bondholder will be obligated to present to the Company the bond for which the payments are made, at the time of payment of any interest or partial payment of the principal, interest and linkage differentials as said, and the Company will register a note on the bond regarding the amounts and dates of payment. The Company will be entitled in each special case, at its discretion, to waive presentation of the Bonds after receiving an indemnification certificate or sufficient security for damages that may occur due to non-registration of the note, all as the Company deems proper. Despite the foregoing, the Company will be entitled, at its discretion, to maintain records in another manner regarding partial payments.

19.4.6.7	The Company will be entitled to perform the payments to the non-registered holders using the Stock Exchange’s clearinghouse.

19.4.7	Avoiding payment for a reason that is not in the Company's control

19.4.7.1	Any payment due to the bondholders, which was not actually paid due to reasons that are in the control of the bondholder, while the Company was prepared to make the payment, will no longer bear interest and linkage differentials from the date determined for payment thereof and the bondholder will only be entitled to the amounts he would have received if the payment was made on time, on account of the principal, linkage differentials or interest.

19.4.7.2	If any amount was not paid within 14 days after the date determined for payment, the Company will deposit the amount with the Trustee, who will hold the amount in trust for the bondholder, and the right of possession by the Trustee, will be deemed payment of the amount to the bondholder. The Company will notify the bondholder, according to the address the Company has, of the deposit. If the amount was the last payment, the amount in trust will be deemed redemption of the Bonds.

19.4.7.3	The Trustee will deposit any amount held by him in trust in the bank for the bondholders, and will invest such amount in Israeli securities or Shekel deposits, all according to the Trustee’s discretion and subject to the provisions of the law. The Trustee will transfer the amounts accrued for the deposit and generated from realizing their investment to the bondholders for whom the amount was deposited, after deducting the management fees and expenses for the trust account and deducting any due tax. The payment will be made in exchange for presenting evidence acceptable to the Trustee, regarding the right of the bondholder to receive the payment.

19.4.7.4	The Trustee will hold all such funds and will invest them as described until the end of one year from the date of final payment of the Bonds. After such date, the Trustee will transfer the amounts as described in clause 19.4.7.3 above to the Company, including the profits generated by investing the funds, after deducting his expenses and other expense made according to the provisions of the Trust Certificate (such as fees for service providers etc.), as such will remain at such time. The Company will hold the amounts in trust for an additional year from the date of transfer of the amounts from the Trustee to the Company, for the bondholders entitled to such amounts, and the provisions of clause 19.4.7.3 above, will apply to such amounts, with the required modifications. The Company will hold such amounts in trust for the bondholders entitled to such amounts for an additional year from transfer thereof by the Trustee. Amounts not demanded from the Company by bondholders at the end of two years from final payment of the Bonds, will be transferred to the Company, and the Company will be entitled to use such remaining accounts for any purpose. The foregoing will not undermine from the Company’s obligations towards the bondholder to pay the monies they are entitled to, according to applicable law.

19.4.8	Book of bondholders

19.4.8.1	The Company will maintain at its registered office, or will ensure that others manage in its name, a separate register of bondholders in which the Company will register the names and addresses of the bondholders and the par value of the Bonds held thereby. The Company will also record all ownership transfers of Bonds in the register. The Trustee and all the bondholders will be entitled to review the register at any reasonable time during acceptable working hours of the Company, with prior scheduling with the Company.

19.4.8.2	The Company will not be obligated to register any notice regarding explicit, general or assumed trust in the register of bondholders, or any mortgage or lien of any sort or any equitable right, claim or setoff or any other right regarding the Bond. The Company will only acknowledge the ownership of any person in whose name the Bonds were registered provided that the legal successors, estate administrator or executors of the last will and testament of the registered owner, and any person entitled to the Bonds due to bankruptcy (and if a corporation – liquidation) of any registered holders, will be entitled to be registered as the owner of the Bonds after presenting evidence that the directors of the Company deem sufficient to prove his right to be registered as the owner of the said Bonds.

19.4.8.3	The Company will be entitled to close the register occasionally for a period or periods that together will not exceed thirty days a year.

19.4.9	Splitting Bond (series A) certificates and transfer thereof

19.4.9.1	A bondholder will receive one certificate for each Bond registered in his name. Each certificate can be split into certificates with a total par value of all the Bonds included therein, equaling the total amount of the par value of the Bonds included in the certificate that is to be split, provided that the certificates are not issued in duplicates, with a par value of 1 NIS together with the additional certificate for the remainder (if such is required). The split certificates will be submitted to the bondholder in exchange for returning the bond certificate to the Company at its registered office. All the expenses entailed in splitting the bond certificate will apply to the party requesting the split.

19.4.9.2	The Bonds can be transferred for any amount provided that the amount is in full New Israeli Shekels, according to a transfer certificate prepared in a form acceptable to the Company for transfer of bonds, duly signed by the registered owners or his legal representatives.

19.4.9.3	The transfer certificate must be submitted for registration at the Company’s registered office with the Bond and any suitable evidence of the identity and rights, as required by the Company and evidence of obligatory governmental payments, if such apply, as the Company deems proper. The Company will be entitled to keep the transfer certificate.

19.4.9.4	The Company’s Articles of Association will apply, with the required modifications to the transfer and endorsement of Bonds.

19.4.9.5	Any expenses entailed in splitting and/or transferring Bonds, including handling fees for the splitting and other levies, if any, will apply to the party requesting the split and/or transfer, as applicable. The provisions included in this clause will also apply to waiver of Bonds, with the required modifications.

19.4.10	Early redemption of Bonds (series A)

The Company will be entitled (but not obligated), at its sole discretion, to perform early redemption, full or partial, of the Bonds during the last two weeks of every calendar quarter as of the date of the private offering and thereafter, including after registration of the Bonds (series A) for trade. In case of early redemption, the Company will transfer the payment for the early redemption (as defined below), subject and according to the following conditions:

19.4.10.1	The Company will deliver written notice to the bondholders with a copy to the Trustee, of early redemption of the unpaid balance of the bonds, all or part thereof, with one payment to be made to the bondholder not earlier than 17 days and not later than 45 days from the date of submitting the notice (Hereinafter: “date of early redemption”). The date of early redemption will not occur in the period between the determined date for payment of the interest and the date for actual payment thereof.

19.4.10.2	The amount to be paid to the bondholders in the event of early redemption as said (Hereinafter: “consideration of the early redemption”) will be the highest of: a. the obligatory value of the bonds (meaning the principal with the addition of interest and linkage differentials accrued until the date of the notice from the Company regarding the early redemption); b. The anticipated balance of cash flow from the Bonds (principal with the addition of interest and linkage differentials) until the date or original payment of the Bonds, capitalized according to the yield from governmental bonds + 0.3%. Capitalization of the Bonds will be calculated as of the date of early redemption until the date of the last payment of the Bonds.

“Yield from governmental bonds” means – the average yield for redemption during the period of 21 business days ending two business days before notice of the early redemption of two series of governmental bonds type Galil 5427 and Galil 5481.

19.4.10.3	On the date of partial early redemption, future payments will be deducted accordingly and in case of full payment, the bonds will expire and will be invalid. Meaning, in a partial redemption, the unpaid balance will be paid in equal installments according to the number of principal payments that remain, In case of partial redemption; the determining date for eligibility to receive early redemption of the Bond’s principal will be 12 days before the date determined for early redemption.

19.4.10.4	Partial early redemption will be done equally for each bondholder.

19.4.10.5	Payments paid as part of the partial redemption, will be considered as first made on account of the linkage and interest payments (accrued until the date of notice of the Company regarding the early redemption) and later on account of principal payments.

19.4.10.6	On the date of any partial early redemption, , the Company will notify by immediate report regarding:

(1)	The rate of partial redemption with respect to the remaining unpaid balance.

(2)	The rate of partial redemption with respect to the original series.

(3)	The rate of interest to be paid upon partial redemption.

(4)	The rate of interest to be paid by partial payment, for the remaining unpaid balance.

(5)	Update of the rates of partial redemptions that remain, in terms of the original series.

(6)	The determining date for eligibility to receive early redemption of the Bond’s (series A) principal, to occur 12 days before the determining date for early redemption.

The amounts to be generated from the rates indicated in clause 19.4.10.6 (1) to (5), will be linked according to the terms of the Bonds (series A).

The date for early redemption will not occur in the period between the determining date for payment of the interest and the date of actual payment thereof.

If the Stock Exchange will decide that the Bonds (series A) in circulation will be delisted from trade, since the value of the public’s holdings in the Bonds (series A) has decreased from the amount determined in the instructions of the Stock Exchange regarding delisting , the Company will act as follows:

19.4.10.7	Within 45 days from the date of the decision by the Stock Exchange to delist the Bonds in circulation, the Company will notify of the early date of redemption in which the bondholder will be entitled to redeem the Bonds. Notice regarding the early redemption will be published in two common daily newspapers in Israel in Hebrew and will be submitted in writing to all registered bondholders.

19.4.10.8	The date of early redemption will not occur before at least 17 days have passed from the date of publishing the notice and not later than 45 days from the date of publishing the notice, but not in the period between the date determined for payment of the interest and the actual date of payment thereof.

19.4.10.9	On the date of early redemption, the Company will redeem the Bonds that the holders thereof have asked to redeem, according to their remaining par value with the addition of linkage differentials to the index and the interest accrued for the principal until the date of the early redemption.

19.4.10.10	Early redemption of Bonds, will not entitle bondholders who redeemed their Bonds, to receive payment of interest for the period after the date of the redemption.

19.4.10.11	Determining the date of early redemption due to delisting, will not undermine the rights of redemption stipulated in the Bonds (series A), of any bondholders who will not redeem their bonds on the date of early redemption due to the delisting, but the Bonds will be delisted from trade on the Stock Exchange andamong other things, the tax implications thereof will apply to the Bonds.

19.4.11	Expanding a series

19.4.11.1	The Company will be entitled, from time to time, without requiring the approval of the Trustee and/or bondholders, to expand this Bonds’ series and issue additional Bonds in this Bond series with identical conditions to those of the Bonds, for any price and in any manner as the Company chooses, including the same rate of discount or a different rate of discount (higher or lower) from the rate of discount of the Bonds (series A), provided that grading of the Bonds will not decrease as a result from the grading awarded to the Bonds (series A) on the eve of the offering and/or enlarging the series as aforesaid. The Company will submit notice to the Trustee regarding expanding the series. The Trust Certificate will also apply regarding the additional Bonds (series A), which will be issued by the Company. The additional Bonds (series A) will not be entitled to interest for the periods of interest that ended before issuing thereof. The Company will ask the Stock Exchange to register the additional Bonds (series A) to be issued for expanding the series , for trade.

19.4.11.2	If the rate of discount determined for the Bonds due to issuing the additional Bonds of the same series will be different from the rate of discount of the Bonds that exist in that series at the time (Bonds issued as said in the Trust Certificate, will be issued without discount), the Company will approach the Tax Authorities prior to issuing the additional Bonds, in order to receive their consent regarding the deduction of tax at source from the discount fees for the Bonds of that series, a uniform rate of discount will be determined according to a formula weighting the various rates of discount in that series, if any. In case of receiving the approval, the Company will calculate the rate of weighted discount for all the Bonds (series A) and will deduct tax on the dates of payment of the Bonds (series A), according to the weighted rate of discount as said and the provisions of the law. If the said approval will not be received, the Company will notify the Trustee shortly before issuing the addition Bonds (series A) as a result of expanding the series, of the highest discount rate created for the Bonds (series A). The Company will deduct tax at source at the time of payment of the Bonds (series A) according to such rate of discount. Therefore, there might be cases when the Company will deduct tax at source for the discount at a rate that is higher than the discount determined for bondholders prior to issuing the additional Bonds (series A). In such case, the assessed party holding the Bonds (series A) before issuing the additional Bonds (series A) until the payment of the Bonds (series A), will be entitled to submit a tax report to the Tax Authorities and receive a return of the tax deducted from the discount, as far as he is entitled to the return according to the law.

19.4.12	Additional offerings of Bonds

19.4.12.1	The Company reserves the right to issue securities and/or issue additional series of Bonds at any time, whether awarding conversion rights to Company shares or not, with the redemption, interest, linkage rights and rate of payment as in the case of liquidation and other conditions all as the Company deems proper, and whether they are preferable to the Bonds’ conditions, equal or inferior thereto, without any limitations.

19.4.13	Amendment, waivers and compromise regarding the Trust Certificate

19.4.13.1	The Trustee will be entitled from time to time, and at any time, when it is to the benefit of the bondholders, or when the Trustee feels it will not materially undermine the rights of the bondholders, waive any breach or non-fulfillment of any of the conditions of the Trust Certificate by the Company, provided that the waiver does not refer to the terms of payment of the bonds as well as conditions for immediate payment of the Bonds, as specified in the section of “conditions overleaf”. The Trustee will submit notice to the bondholders regarding the waiver, as described in this clause, in a manner determined by him.

19.4.13.2	Subject to the early approval by special resolution made by the bondholders, the Trustee will be entitled, whether before or after the principal of the bonds is due for payment, to reach a compromise with the Company regarding any right to claim of the bondholders and agree with the Company on any settlement of his rights, including waiver of any right or claim by the Trustee and/or the bondholders towards the Company.

19.4.13.3	The Company will be entitled, by agreement of the Trustee, whether before or after the principal of the Bonds is due for payment, to amend the Trust Certificate (including changing the terms of the Bonds) if one of the following applies:

(1)	The amendment does not refer to the terms of payment of the Bonds, as well as the terms for immediate payment of the Bonds, as specified in the section of “conditions overleaf” and the Trustee has been convinced that the amendment does not essentially undermine the bondholders.

(2)	The bondholders have agreed to the amendment, by special resolution at a general meeting or adjourned meeting with the required legal quorum.

19.4.13.4	The terms of the Bonds can be amended as part of a settlement or compromise, approved by the court, according to clauses 350-351 of the Companies Law, 5759-1999.

19.4.13.5	Notwithstanding the Trust Certificate and subject to the provisions of the law, it is clarified that for purpose of registering the Bonds for trade on the Stock Exchange, the Company will be entitled to perform amendments to the Trust Certificate and/or Bonds, as and as far as required by the Securities Authority and/or the Stock Exchange’s clearinghouse and/or other governmental authority, which do not undermine the rights of bondholders, except negligible impairments, as such amendments are required for purpose of performing registration for trade on the Stock Exchange or granting a permit to publish the Prospectus all without requiring the consent of the Trustee and/or bondholders, at the sole discretion of the Company.

19.4.13.6	It is hereby clarified that amendments which refer to the terms of payment of the Bonds, as well as terms for immediate payment of the Bonds (series A) as specified in the section of “conditions overleaf”, except amendments regarding the modification of the structure of the Trust Certificate and documents attached thereto, according to the provisions of the Securities Authority and the Stock Exchange and/or the provisions of the law as such are relevant, will require the consent of the Trustee and bondholders (series A) in the manner stipulated in clause 19.4.13.3 (2) above. The Company will submit notice to the Trustee and bondholders regarding the amendments as described above, all in the manner determined by the Company.

19.4.14	General assemblies of bondholders

19.4.14.1	The Trustee or Company are entitled to convene meetings of bondholders. If the Company convenes such a meeting, it must send notice in writing to the Trustee of the place, day and time of the meeting and matters on the agenda.

19.4.14.2	The Company will be obligated to convene the meeting by written request from the Trustee and/or written request of the bondholders representing at least a third of unpaid balance of the principal of bonds in circulation at the time. In case of convening a meeting according to the request of bondholders, the Company will be entitled to demand indemnification from those who requested the meeting, to the satisfaction of the Company for expenses entailed in convening the meeting at their request.

19.4.14.3	The Company will be entitled to participate in any meeting of bondholders. A representative of the Trustee will be entitled to participate in any meeting.

19.4.14.4	The Trustee will be given early notice of at least 14 days or, if the purpose of the meeting is to discuses a proposal for special resolution, early notice of at least 21 days, specifying the place, day and time of the meeting.

19.4.14.5	In the event of a meeting for purpose of a special resolution, the version of the proposed resolution will be specified in the notice. Except for the foregoing, the notice will include reasonable details of the matters on the agenda of the assembly.

19.4.14.6	Any notice from the Company or the Trustee to the bondholders, will be by notice delivered to each one of the bondholders according to his address in the Company’s registrar of bondholders, or alternatively, by publishing an advertisement in two common newspapers published in Israel in Hebrew, with a copy to the Trustee.

19.4.14.7	The Trustee is entitled to shorten the date of the prior notice if he feels that postponing the assembly will undermine the rights of bondholders.

19.4.14.8	No resolution made by such meeting will be negated if notice of the meeting was erroneously not given to all the bondholders or not received thereby.

19.4.14.9	The chairperson of the meeting will be appointed by the Trustee. If the Trustee did not appoint a chairperson, or the chairperson is absent from the meeting, the present bondholders will elect a chairperson from among them.

19.4.14.10	Unless determined otherwise in the conditions of the Trust Certificate, no issue will be discussed at the meeting of bondholders, unless a legal quorum is present when beginning the discussion.

19.4.14.11	At the meeting of bondholders, a legal quorum will be at least two bondholders present themselves or through proxies, holding at least 10% of the unpaid balance of the principal of Bonds in circulation at the time.

19.4.14.12	If a legal quorum is not present within thirty minutes from the time scheduled for the meeting, the meeting will be adjourned to the same day at the same time and same place next week (if such day is not a bank business day – to the next bank business day immediately thereafter), without obligation of notifying the bondholders, or any other day or time or place as the Company will notify the bondholders, at least seven days in advance. If a legal quorum is not present at the adjourned meeting within thirty minutes from the time scheduled for the meeting, then if the meeting was convened at the request of the bondholders, legal quorum at the adjourned meeting will be two holders present by themselves or through proxies, holding at least 10% of the unpaid balance of the principal of Bonds in circulation at the time. In any other case, two holders present by themselves or through proxies, without regard for the par value held by them, will form a legal quorum.

19.4.14.13	Notice of an adjourned meeting if a legal quorum is not present and notice of the legal quorum at the adjourned meeting, may be given in the original notice according to which the adjourned general meeting was originally convened.

19.4.14.14	Notwithstanding the foregoing, at a meeting convened for purpose of a special resolution, a legal quorum will be holders of at least 50% of the unpaid balance of the principal of Bonds in circulation at the time or at an adjourned meeting where at least 20% holders of such balance are present themselves or through proxies.

19.4.14.15	The chairperson at the meeting is entitled, by agreement of a meeting with a legal quorum present, and if by demand of the meeting, to postpone the meeting from time to time and place to place. If the meeting is postponed for ten days or more, notice of the adjourned meeting will be given in the same manner of giving notice of the initial meeting.

19.4.14.16	Except for the foregoing, no bondholder will be entitled to any notice of an adjourned meeting and/or matters on the agenda of the adjourned meeting. Only matters on the agenda of the meeting originally postponed will be discussed at the adjourned meeting.

19.4.14.17	Bondholders will be entitled to participate and vote through proxies.

19.4.14.18	All votes will be conducted by counting votes. In a vote conducted by counting votes, each holder, present by himself or through a proxy will have one vote for each 1 NIS par value of the total unpaid principal of the Bonds, that he is voting through. The chairperson will not have an additional or decisive vote.

19.4.14.19	In case of joint bondholders, only the vote of the senior holder asking to vote will be accepted, whether by himself or through proxy, and for such purpose seniority will be determined according to the manner in which the names of the holders are registered in the Book of Holders.

19.4.14.20	Notwithstanding the foregoing, the Bonds purchased by the Company, its subsidiaries or controlling shareholders of the Company or companies controlled by controlling shareholders of the Company, will not award the Company, subsidiary, controlling shareholders or company controlled thereby (as applicable) the right to vote at general meetings of bondholders and will not be regarded for purpose of checking legally quorum.

19.4.14.21	Voting by counting votes will be in the manner instructed by the chairperson.

19.4.14.22	A bondholder or his proxy may vote in favor of some of some of the matters presented for discussion and approval and against part thereof, as he deems proper.

19.4.14.23	A letter of appointment appointing a proxy must be in writing signed by the appointer or his representative with the due written authority or if the appointer is a corporation, the appointment will be done in writing with the stamp of the corporation and signature of an officer of representative of the corporation with the authority to do so. A letter of appointment of a proxy will be in any acceptable form. A proxy does not have to be a bondholder himself.

19.4.14.24	A letter of appointment and power of attorney or other document according to which the letter of appointment was signed or a certified copy of the power of attorney, will be deposited at the Company’s registered office not less than 48 hours prior to the date of the meeting in which the proxy intends to vote, unless stipulated otherwise in the notice convening the assembly.

19.4.14.25	A vote made according to the conditions set forth in the document appointing the proxy will be valid even if the authorizer passed away earlier, or was declared legally incompetent, or the letter of appointment was negated, or the bond for which the vote is given was transferred, unless written notice regarding the passing away of the authorizer, his legal incompetence or the negation or transfer, are received at the registered office of the Company before the meeting.

19.4.14.26	Any corporation that is a bondholder is entitled, by written authorization signed by the signatory thereof, to empower a person to act as their representative at any bondholders’ meeting and the person authorized as said, will be entitled to act on behalf of the corporation he represents as though the bondholder himself were present at the meeting.

19.4.14.27	The chairperson of the meeting will ensure that minutes of the bondholders’ meeting is registered in the minute book to be managed by the Trustee. Each such minutes will be signed by the chairperson of the meeting or the chairperson of the following meeting and each minute signed will constitute positive evidence of the proceedings at the meeting and as long as not proven otherwise, then any resolution adopted by the meeting will be considered as duly adopted.

19.4.14.28	A person or persons appointed by the Trustee, the Company’s secretary and any other person or persons authorized by the Company and the Trustee, will be entitled to participate in meetings of bondholders, without the right to vote.

19.4.14.29	A bondholders’ meeting convened according to these conditions, will have the authority, by special resolutions, as defined below, to perform, among other things, any of the following:

(1)	To authorize the Trustee to reach a settlement with the Company and/or authorize a proxy to settle with the Company regarding a claim of the bondholders or any of them or the Trustee, according to the Trust Certificate.

(2)	To adopt a resolution regarding the amendment of the Trust Certificate, including amendments to the terms of the Bonds, as the Company agrees if the special resolution of the bondholders will be required for purpose thereof, and authorize the Trustee to sign any additional or new Trust Certificate in order to perform the amendment.

(3)	Give the Trustee prior consent, instead of the approval required by the Trust Certificate, by special resolution adopted by the bondholders, to reach a settlement with the Company regarding any claim by the bondholders or any of them or the Trustee, according to the Trust Certificate.

(4)	To adopt a resolution regarding immediate payment of the bonds or any amendment, change or settlement of rights of bondholders, whether such rights result from the bonds, Trust Certificate or any compromise and/or waiver regarding such rights.

19.4.14.30	Except for matters for which the law or the Trust Certificate require approval by a special resolution, any matter presented before such meeting will be approved by an ordinary resolution. The majority required for an ordinary resolution is a majority of the votes of bondholders or their proxies, present at the meeting and voting on the matter.

19.4.14.31	A special resolution is a resolution by majority of the bondholders holding and representing at least 75% of the par value balance of the Bonds, present and participating in the vote at the general meeting with a legal quorum as described in clause 19.4.14.14 above.

19.4.14.32	Representatives of the Company will be entitled to be present during the meeting of the bondholders.

19.4.15	Immediate payment

Subject to clause 19.4.16 below and the provisions of the Trust Certificate, the Trustee will be entitled to present the entire unpaid balance of the Bonds for immediate payment, and will be obligated to do so if required by special resolution of the general meeting of the bondholders in circulation at the time, all only in the occurrence of one or more of the following:

19.4.15.1	If the Company will not pay any amount, including a principal interest, arrears interest as such exists and linkage differentials, due from the Company, for the Bonds, within 30 business days after date of payment thereof, except if the Company will reasonably prove that non-payment occurred due to reasons that do not depend on the Company.

19.4.15.2	If a permanent order is given by a court or a valid resolution is made to liquidate the Company or if a temporary liquidator is appointed and his appointment is not removed within 45 days.

19.4.15.3	If a foreclosure is imposed on substantially all of the Company’s assets or execution acts are performed on substantially all of the Company’s assets and the foreclosure is not cancelled or the execution terminated within 45 days after imposing the foreclosure or the execution, and the Trustee perceives such foreclosure or act as risk to the possibility of paying an amount due from the Company in regard to the Bonds.

19.4.15.4	If an official receiver is appointed for the Company and/or most of its assets and the appointment is not lifted within 45 days.

19.4.15.5	If the Company will notify of its intent to cease payment of all its debts or will actually cease paying all its debts.

19.4.15.6	If the Company will breach or not fulfill all the conditions or obligations including in the Bond and/or Trust Certificate, and the Trustee will perceive it as a material impairment of the bondholder’s rights and the Company did not comply with the condition within 14 days after receiving warning from the Trustee.

19.4.15.7	Cessation of grading of the Bonds for a period of over 45 days due to breach, by the Company, of an agreement between the grading company and the Company.

19.4.15.8	If a request is submitted to a court, not by the Company, to cease proceedings according to clause 350 of the Companies Law 5759-1999, against the Company and the request as said in not revoked within 45 days from the day of deliberations on the matter by the court.

19.4.15.9	As long as the Bonds have not been registered for trade on the Stock Exchange – If the grading company will determine a grade lower than “Baa1”for the Bonds (or the parallel grading in the scale of grading of the relevant grading company). For the avoidance of doubt, it is clarified that if the Bonds will be graded by a number of grading companies (at the request of the Company), for purpose of this clauses, the lowest grading of them will be regarded.

19.4.15.10	As long as the Bonds have not been registered for trade on the Stock Exchange – If Eurocom Communications Ltd. will not be the controlling shareholder as defined in clause 268 of the Companies Law 5759-1999.

19.4.15.11	The Company will be liquidated or delisted from the Stock Exchange for any reason and/or will engage in a merger, as defined by the Companies Law 5759-1999 and/or will perform reorganization thereof, all in a manner that the Company will cease to exist, except cases that the liquidation and/or delisting from the Stock Exchange and/or merger and/or reorganization do not entail undermining the Company’s obligations, all subject to clause 17 (j) of the Trust Certificate.

19.4.15.12	As long as the Bonds have not been registered for trade on the Stock Exchange – If a different series of Company bonds with a material amount, were presented for immediate payment.

19.4.15.13	In any other case that materially undermines and/or may cause material damage to the bondholder’s rights.

The Trustee will notify the bondholders in case of an event that forms grounds for immediate payment, as soon as he is informed thereof.

19.4.16	Notice from the trustee before presenting the Bonds (series A) for immediate payment

19.4.16.1	Notwithstanding clause 19.4.15 above, no Bonds will be presented for immediate payment until after the Trustee gives the Company prior notice in writing of his intent to do so, and the Company has not fulfilled such notice within 60 days from the day of the receipt thereof. The prior notice will demand that the Company pay the amounts in arrears, or fulfill other provisions of the Trust Certificate and the Bonds whose breach or non-fulfillment form grounds for the Trustee to act, or to reinstate those conditions that existed prior to the conditions that formed grounds for the Trustee’s actions.

19.4.16.2	Notwithstanding the foregoing, if the Trustee will believe that a delay as described in clause 19.4.15 above will significantly undermine the rights of bondholders, the Trustee will be entitled to shorten the period of prior notice or not give notice at all, as he deems necessary in order to prevent the risk to the rights of the bondholders, provided that he notify the Company in writing, to be submitted at the same time as presenting the Bonds for immediate payment as set forth in clause 19.4.15 above.

19.4.17	Expiration of the Trustee’s tenure

19.4.17.1	Once proved to the satisfaction of the Trustee that all the Bonds have been redeemed, or once the Company deposits in trust with the Trustee, amounts sufficient to redeem the Bonds and interest (subject to linkage terms) that were not presented for redemption and once proved to the satisfaction of the Trustee that all the obligations and expenses made or cause by the Trustee regarding the Trust Certificate were fully paid, than the Trustee will be required, according to a first demand by the Company, to act with the funds deposited for the Bonds whose redemption is not required according to the provisions stipulated in the Trust Certificate and notify the Company of cessation of his tenure as Trustee.

19.4.17.2	The Trustee’s tenure will end once he resigns or the circumstances in clause 19.4.17.6 below or the circumstances in clause 19.4.17.1 above. Notwithstanding the above, the Trustee’s resignation will become valid only upon the appointment of another trustee to replace him. The Trustee will transfer all the documents and amounts accrued concerning the trust of the Trust Certificate to the new trustee, and will sign any document required for such purpose.

19.4.17.3	The new trustee will have the same powers and authorities and will be able to act for every matter as if he was appointed as the trustee to begin with, according to the terms of the Trust Certificate.

19.4.17.4	In case of cessation of tenure of the Trustee as described in clauses 19.4.17.6 below and 19.4.17.1 above, or in lack of possibility for the Trustee to act for any other reason, the Company will appoint a new trustee to replace the Trustee, if and as far as the general meeting of bondholders will appoint him by special resolution within 30 days from the cessation of the tenure of the Trustee, and the new trustee will be a trust company of one of the six largest banks in Israel.

19.4.17.5	The Trustee’s obligation to perform acts according to the Trust Certificate and the documents attached thereto will not expire until completion of transfer of the trust funds, assets and rights, if any, to a substitute trustee. The Trustee undertakes to act in cooperation with the Company and the substitute trustee to perform the transfer. It is clarified that cessation of the Trustee’s tenure will not undermine the rights, claims of demands that the Company and/or bondholders will have towards the Trustee, if any, whose grounds were created before the cessation of tenure of the Trustee, and this will not release the Trustee from any obligation according to the law.

19.4.17.6	The holders of 10% (ten percent) of the unpaid balance of the principal of Bonds outstanding may convene a general meeting of bondholders. The meeting so convened, may decide by vote of the holders themselves or proxies, of at least fifty percent of the unpaid balance of the principal of the Bonds not yet paid or expired, present at the vote, to remove the Trustee from his position and appoint another trustee instead of the removed Trustee or a Trustee who resigned.

19.4.18	Claims and proceedings by the Trustee

19.4.18.1	Not to undermine from any other provision in the Trust Certificate, at any time after the Bonds are presented for immediate payment, the Trustee will be entitled, according to his discretion and will be obligated to do so by special resolution adopted at the bondholders’ meeting (series A), without giving additional notice to the Company, to take any step and legal process, including legal proceedings as he deems proper for purpose of enforcing the Company’s obligations according to the Trust Certificate, in order to realize the rights of bondholders (series A) and protect the rights of bondholders according to the Trust Certificate. The Trustee will be entitled to begin legal and/or other proceedings even if the Bonds were not presented for immediate payment, all for purpose of protecting rights of bondholders and subject to the law. The Trustee will also be entitled to appeal to the courts in order to receive any order regarding management of the trust, as he deems proper. Notwithstanding the foregoing clause, the right to present for immediate payment will only apply according to the provisions of clause 19.4.15 above and not by authority of this clause.

19.4.18.2	The Trustee will be entitled, before beginning proceedings as described and subject to the provisions of the law, to convene a bondholders’ meeting in order for the bondholders to decide which proceedings will be taken in order to realize their rights according to the Trust Certificate, provided that the convening of such meeting will not delay any acts by the Trustee in a manner that will undermine the bondholders’ rights (series A). The Trustee will also be entitled to reconvene the meeting in order to receive their instructions regarding management of the proceedings.

19.4.18.3	The Trustee will be entitled to begin any legal proceeding and submit any legal claim as applicable or as demanded by the Trust Certificate and will be entitled, subject to any special resolution by the bondholders (series A), to waive the provisions that he deems proper for execution of the obligations of the Company, all or part thereof.

19.4.18.4	Subject to the Trust Certificate, the Trustee is entitled, but not obligated, to convene a general meeting of bondholders at any time in order to discuss and/or receive its instructions in any matter pertaining to the Trust Certificate and is entitled to convene it again.

19.4.18.5	The Trustee is entitled, at his sole discretion and without having to give notice to the Company, to approach the suitable courts with a request to receive instructions in any matters connected and/or resulting from the Trust Certificate.

19.4.18.6	The Trustee is entitled, at his sole discretion and subject to the provisions of the law, to postpone the execution of any act that he must perform according to the Trust Certificate, in order to approach the meeting of bondholders and/or courts, until he receives instructions from the bondholders and/or courts regarding the course of action, provided that convening of the meeting and/or approaching the courts by the Trustee will be at the earliest reasonable opportunity.

19.4.18.7	For the avoidance of doubt, it is hereby clarified that none of the provisions of clause 19.4.18 are intended to undermine and/or impair the right of the Trustee awarded to him, to approach, at his sole discretion, the legal instances or begin other proceedings even if the Bonds were not presented for immediate payment, for purpose of giving an order regarding management of the trust and protections of the bondholders’ rights.

19.4.19	Indemnification of the Trustee

19.4.19.1	The Trustee will be entitled to indemnification from the bondholders and/or Company, as applicable, for any damage and/or loss and/or reasonable expenses spent by him and/or to be spent and/or reasonable costs incurred by him or to be incurred, as applicable, in regard to actions performed and/or to be performed by authority of his obligations according to the Trust Certificate and/or the law and/or instructions of the authorized authorities and/or any law and/or demand of the bondholders and/or the Company, provided that:

(1)	The Trustee will not be entitled to demand them in advance in urgent matters; and –

(2)	The Trustee will be entitled to indemnification for tortious liability if he is obligated by such liability according to a peremptory rule or a settlement towards a third party that is not one of the bondholders.

The right of indemnification as specified above is subject to the following:

(3)	The expenses due to tortious liability are reasonable.

(4)	The Trustee acted in good faith and such act was in the capacity of his position.

19.4.19.2	As long as the Trustee is required by provisions of the Trust Certificate and/or the law and/or order of an authorized authority and/or any law and/or demand of the bondholders (series A) and/or the Company, to perform any act, including but not limited to commencement of proceedings or submit claims according to the demand of the bondholders (series A) in accordance with the Trust Certificate, the Trustee will be entitled to avoid taking any such actions until he receives an indemnification letter from the bondholders (series A) or any of them, and if the act is performed at the demand of the Company –from the Company, for any tortious liability and/or expenses that may be charged to the Trustee and the Company and or any of them due to such action. The foregoing shall not apply in the event urgent action is needed, which, if not taken before receipt of a letter of indemnification, shall cause the holders of Debentures (Series B) material damage and/or losses Notwithstanding the foregoing, if there will be need for legal actions, the Company will deposit an amount decided by the Trustee as an estimated amount of the Trustee’s expenses regarding the proceedings. If the Company will not deposit the amount on time, and the Trustee will have doubt regarding the Company’s ability to cover the expenses entailed in the proceedings by the Trustee, the Trustee will immediately convene a meeting of bondholders in order to approve their liability to cover the expenses entailed in the proceedings. If the bondholders will refuse to incur expenses entailed in the proceedings by the Trustee, the Trustee will not be obligated to take such actions. It is hereby clarified that the bondholders’ agreement will not release the Company from its obligations to bear and cover all expenses entailed in such proceedings. In addition, all the funds received from realization proceedings will also be used in order to return and cover the expenses that the bondholders undertook to bear as said. It is clarified that the foregoing is not intended to release the Trustee from taking urgent actions required in order to prevent material abuse of the bondholders’ rights.

19.4.20	Company’s obligations towards the Trustee

The Company undertakes the following obligations towards the Trustee as long as the Bonds are outstanding:

19.4.20.1	To continue and manage the Company’s business in a proper, organized and efficient manner, all according to the Company’s management’s discretion.

19.4.20.2	To give the Trustee the information he needs for a special purpose, as he will specify – in order to protect the bondholders – regarding all the details entailed in the Company’s businesses or assets, subject to the Trustee’s obligation to maintain confidentiality.

19.4.20.3	To give the Trustee confirmation to perform payments to the bondholders.

19.4.20.4	To deliver clearing for payment of the Bonds (principal and interest) in an Excel file to the Trustee, not later than the end of 14 (fourteen) days from the date of completion of registration for trade.

19.4.20.5	To manage organized bookkeeping accounts according to the acceptable principles of accounting and to maintain the books, including documents used as reference thereof (including pledge deeds, mortgages and invoices and receipts and other documents regarding the Company’s businesses) in its offices and allow the Trustee and/or anyone appointed by the Trustee for such purpose to review, at any reasonable time, the bookkeeping accounts and references and such other documents, subject to the Trustee’s obligations, and/or anyone appointed by him for such purpose, to maintain confidentiality.

19.4.20.6	To notify the Trustee, immediately upon knowledge thereof, of any case of foreclosure on most of its assets as well as cases of the appointment of an official receivers for most of its assets and also take immediate actions, on account of the Company, to remove the foreclosure of cancel the appointment of the official receiver.

19.4.20.7	To notify the Trustee in writing in the occurrence of one of the events mentioned in clause 19.4.15 above, within two business days from the day of knowledge thereof.

19.4.20.8	If the Company will become a reporting company – to issue financial reports, including quarterly reports, prepared in the form of a public company according to the law and submit them to the Trustee from time to time and not later than 14 days after signing thereof, provided that the financial reports, or parts thereof (as applicable) were publicly issued by the Company’s parent company, Internet Gold – Golden Lines Ltd. and/or by the Company (as such will become a “reporting corporation”) – in any other case, the Trustee will not be entitled to such reports.

19.4.20.9	Without derogating from the foregoing, and subject to the provisions of the law, any bondholder (series A) and/or the Trustee, will be able to receive from the Company, by prior arrangement, profit and loss details and the balance sheet of the Company once a quarter, up to 60 days from the end of the quarter, subject to signing a confidentiality and non-use agreement, to the satisfaction of the Company.

19.4.20.10	Allow the Trustee to participate in general meetings of the shareholders of the Company (whether annual meetings or extraordinary meetings), without granting the Trustee the right to vote at such meetings.

19.4.20.11	Without derogating from the generality of the foregoing, the Company will be entitled to perform a reorganization and/or a structural change and/or similar process dealing, among other things, with transferring the activity and/or rights and/or obligations, all or part thereof, of the Company and/or other legal entity fully controlled by the Company, without having to receive the approval of the Trustee or the bondholders and the Company will notify the Trustee of such process.

19.4.20.12	Act to ensure that a grading company grades the Bonds during the entire period of the bonds, except if another resolution was made by regular majority of the meeting of bondholders.

19.4.20.13	Deliver the Company’s grading to the Trustee each time the grading company issues grading for the Company.

19.4.21	Additional obligations

After the Bonds will be offered for payment, the Company will from time to time, and at any time required to do so by the Trustee, perform all reasonable acts in order to allow the performance of the authorities assigned to the Trustee, and specifically the Company will perform the following:

19.4.21.1	Make statements and sign all documents and perform or ensure that all actions required or necessary according to the law in order to validate the execution of the authorities and powers of the Trustee.

19.4.21.2	Give all notices, orders and instructions that the Trustee will deem, reasonably, useful and which the Trustee will require.

19.4.21.3	Maintain all its assets in good and proper order.

For purpose of this clause – written notice signed by the Trustee confirming that an act required by him, within his authorities, is reasonable, will be conclusive evidence thereof.

In any matter not mentioned in the Trust Certificate and in any case of contradiction between the provisions of the Securities Law and regulations thereunder (which cannot be conditioned) and the Trust Certificate, the parties will act according to the provisions of the Securities Law and regulations thereunder.

19.4.22	Trust on intakes

19.4.22.1	All monies received by the Trustee as a result of proceedings as described in clause 19.4.18 above, or otherwise according to the Trust Certificate, will be held by the Trustee in trust and used by him according to the following purposes and list of priorities: the Trustee will first – pay or keep an amount sufficient to cover expenses, payments, levies and obligations incurred by the Trustee, imposed upon him or charged to him in the course of or as a result of the trust or otherwise in connection with the Trust Deed, including the Trustee’s fee (provided that the Trustee does not receive double payment from both the Company and the bondholders), second – pay the bondholders the interest arrears due to them according to the terms of the Bonds and subject to the terms of linkage of the Bonds, equally and in relative portion to the amount of interest in arrears due to each one of them without preference or precedence regarding any of them; third – in order to pay the bondholders the amounts of principal due according to the bonds held by them equally and subject to the terms of linkage of the Bonds, whether the date of payment of the principal amounts has arrived or not and in relative portion to the amounts due to them, without any preference or precedence at the time of issuing the Bonds by the Company or other manner, and the reminder – if any, will be paid by the Trustee to the Company or its successors.

19.4.23	Authority to delay division of the funds

19.4.23.1	Despite clause 19.4.22 above, if the amount available for distribution at any time according to clause 19.4.22 above, will be less than 10% (ten percent) of the unpaid balance of the principal of the Bonds and interest accrued thereon, subject to the terms of linkage of the Bonds, the Trustee will entitled to act as he deems proper and invest such amount, all or part thereof, in investments permitted by the Trust Certificate and will be entitled to substitute such investments from time to time with other permitted investments, as he deems proper, but in any case, the Trustee will divide the remaining funds deposited with him according to the provisions of 19.4.22 above, upon the earlier of the two following dates:

(1)	When such investments generate profits, together with additional funds held by the Trustee for such purpose, an amount sufficient to pay at least 10% of the unpaid balance of principal of the Bonds, and interest and subject to the terms of linkage of the Bonds, the Trustee will pay the bondholders according to clause 19.4.22 above.

(2)	Together with the first payment of interest or principal to the bondholders, paid after receiving a financial amount as a result of taking the procedures as described.

19.4.23.2	Notwithstanding the foregoing, if the Trustee will receive a demand from the bondholders (series A) holding at least 10% of the unpaid balance of the Bond’s principal (series A), the Trustee will divide the amounts he received as a result of such proceedings even before they accrue to an amount constituting ten percent of the unpaid balance of the Bond’s principal and interest as specified above.

19.4.24	Special authorities

19.4.24.1	The Trustee will be entitled to deposit certificates and documents constituting evidence or representing and/or determining his rights regarding any assets possessed by him at the time, in a safe and/or other location he chooses, with any banker and/or banking company and/or attorney.

19.4.24.2	The Trustee will be entitled, as part of performing matters of the trust according to the Trust Certificate, to act according to the opinion and/or advice of any attorney, accountant, assessor, evaluator, surveyor, broker or other expert, whether such opinion and/or advice was obtained by the Trustee and/or whether by the Company.

19.4.24.3	Any such advice and/or opinion can be given, sent or received by letter, telegram, facsimile and/or other electronic measure for transferring written information.

19.4.24.4	Subject to the provisions of the Trust Certificate, the Trustee is entitled, but not obligated, to convene at any time, a meeting of bondholders (series A) in order to discuss and/or receive their instructions regarding matters concerning the Trust Certificate and may convene it again.

19.4.24.5	The Trustee will not be obligated to notify any party of signing a Trust Certificate and will not be entitled to interfere in any manner in the management of the Company’s business or interests, unless according to the authorities delegated to the Trustee in the Trust Certificate.

19.4.24.6	The Trustee will exercise the powers and authorities delegated to him according to the Trust Certificate in trust, at his absolute discretion.

19.4.25	Securities and precedence regarding the Bonds (series A)

19.4.25.1	The Bonds (series A) are not secured by any securities.

19.4.25.2	The Bonds (series A) will be of equal security level between themselves, without prerogative or preference rights of one over the other.

19.4.25.3	The Company undertook in the Trust Certificate not to create any lien (permanent lien or floating lien) on Company assets, all or part thereof, until full payment of the Bonds (series A) – unless with the consent of the bondholders (series A) made by regular majority (50%) at the general meeting of bondholders (series A). There are no liens on Company assets as of the date of this Prospectus.

19.4.25.4	By request of the Trustee, the Company will submit to the Trustee, confirmation from its legal consultant that the Company did not create any lien on its assets, with the addition of an updated information report from the Companies Registrar.

19.4.25.5	The Company undertakes not to pay the shareholders’ loan to Internet Gold –Golden Lines Ltd.[1] (Hereinafter: “Shareholders’ Loan”) or part thereof, including the interest incurred thereof, as long as the proportion of the financial debt, net [as defined (net): total bank debt, debt to bondholders, debt to suppliers of infrastructures, capacity, dividend declared with the deduction of cash, cash equivalent and commercial securities portfolio] after full payment of the Shareholders” Loan or part thereof to EBIDTA for the last four quarters is higher than 2 at the end of any quarter, according to the financial report, reviewed or audited, as applicable. If the proportion is less than 2, the Company will be entitled to pay the Shareholders’ Loan subject to the proportion defined above, after full or partial payment of the Shareholders’ Loan, not exceeding 2.

19.4.25.6	21 days before any payment of the Shareholders’ Loan, the Company will submit a Company report signed by its accountants regarding the Company’s compliance with the terms of this clause to the Trustee, immediately after payment of the loan.

19.4.25.7	The Company undertakes that the interest for the Shareholders’ Loan will be accrued and paid only upon payment of any part of the principal of the Shareholders’ Loan and for the part accrued on the Shareholders’ Loan paid at such relevant time.[2]

1 As of the date of the prospectus, the remaining debt of the Company to the parent company, Internet Gold – Golden Lines Ltd., for the Shareholders’ Loan is 100,639,731 NIS (principal), with the addition of interest. The Shareholders’ Loan bears annual interest at the rate of prime to be published by the Bank of Israel, which will be charged every quarter, but will be accrued and paid only at the time of payment of any part of the principal of the Shareholders’ Loan and for part accrued for the volume of the paid Shareholders’ Loan. The Shareholders’ Loan is inferior to the Bonds (series A) in case of liquidation of the Company. Subject to fulfilling the provisions stipulated above and in clause 19.4.25.5, Internet Gold will be entitled to demand payment of the Shareholders’ Loan, but not before October 1, 2008.

The Trust Certificate signed as part of the private offering states that the rate of the Shareholders’ Loan is an aggregate of NIS 157 million . The Shareholders’ Loan formed part of a comprehensive process of transferring capital in the amount of approx. NIS 375 million by Internet Gold to the Company (Hereinafter: the “Investment”). In order to improve the financial situation of the Company, and among other things, to increase the safety net of the Company to its creditors, including bondholders (series A), it was decided to separately classify the total of the Investment, so that the amount of NIS 275 million will be in consideration of shares, and the remaining amount of approx. NIS 100 million will be classified as a Shareholders’ Loan. In the opinion of the Company’s legal advisers, such classification will not undermine the rights of bondholders (series A) and/or form a breach of the provisions of the Trust Certificate. In fact, during the entire period from the date of signing the Trust Certificate, Internet Gold did not withdraw any money on account of the Shareholders’ Loan.

2 As specified in footnote No. 1 above, the Shareholders’ Loan bears an annul interest at the rate of prime, to be published by the Bank of Israel. As of the date of the prospectus, the rate of effective interest for the Shareholders’ Loan is 5.5%.

19.5	Grading Bonds (series A)

Midroog Ltd.‘s grading committee, granted the Bonds (series A) the grade of A1. Following is a report of the main considerations of such grading:

Grading Scale and implications thereof:

Midroog uses the grading scales used by Moody’s. The grading scale is divided into to levels of investment. This division and the grading itself have implications on regulations of investments by institutions stipulated by the Ministry of Finance.

The Investment Grade: all the companies graded, the companies themselves or their obligations, with an investment grade have a low or intermediate risk level. The investment grade refers to the grades of: Aaa – Baa. The speculative grade: the risk level of an investment in bonds by companies ranked for a speculative grade, is significantly higher than average. The speculative grading refers to the grades of: Ba-C.

The grading symbols used by Midroog to grade offerers are identical to those used to represent the credit quality of the specific bond. This simple grading system, available to creditors, allows measuring the ability of the organization to pay its financial obligations.

Obligations grading scale

Investment grade	Aaa	Obligations graded by Midroog as Aaa are of the finest quality and entail minimal credit risk
	Aa	Obligations graded by Midroog as Aa are of high quality and entail a very low credit risk
	A	Obligations graded by Midroog as A are considered the upper section of the middle grading, and entail low credit risk
	Baa	Obligations graded as Baa entail moderate credit risk. They are considered as intermediate graded obligations, and as such may have certain speculative features
Speculative Grade	Ba	Obligations graded by Midroog as Ba have speculative elements and entail a significant credit risk
	B	Obligations graded by Midroog as B are considered speculative and entail high credit risk
	Caa	Obligations graded by Midroog as Caa have a low status and entail very high credit risk
	Ca	Obligations graded by Midroog as Ca are highly speculative and may no longer be payable or at the verge of such situation, with some chance of redemption of the principal and interest
	C	Obligations graded as C are the lowest grading grade and usually are no longer payable, with little chance of redemption of the principal or interest

Midroog uses the numeral variables 1, 2 and 3 in each one of the grading categories from Aa to Caa. Variable ‘1' indicates the bond being at the upper end of the grading category it belongs to, indicated in letters. Variable ‘2' indicates the bond being in the middle of the grading category; and variable ‘3’ indicates that the bond is in the bottom section of its grading category, indicated in letters.

All rights reserved to Midroog. Not to be copied, duplicated, distributed or used commercially without the consent of Midroog, except for professional purposes, by indicating the source and/or for purpose of an investment decision.

All the details specified in this document, which Midroog based its work on, were submitted by sources Midroog perceives as credible and accurate. Midroog does not check the correctness, completeness, compatibility, accuracy or veracity of the information (Hereinafter: “The Information”) submitted to it and relies on the Information submitted for purpose of determining the grade of the graded company. Grading may vary due to changes in the received Information for different reasons. It is recommended to follow the update or change thereof on Midroog’s website: www.midroog.co.il. Gradings by Midroog are considered a subjective opinion and do not constitute recommendations for purchase or avoiding the purchase of bonds or other graded documents and they are not to be perceived as an opinion for the advisability of the price or the yield of bonds or other graded documents. Midroog’s grading refers directly to credit risks only and not any other risk such as the risk of the market value of the graded bond decreasing because of changes in the interest rates or other factors affecting the capital market. Any grading or other opinion by Midroog needs to be considered as a single component in any investment decision made by the user of the Information contained in this document or anyone on his behalf and accordingly, any user of the information contained in this document must study and perform an advisability study for the investment regarding each offerer, guarantor, bond or other graded documents he plans to own, purchase of sell. Midroog hereby declares that bond offerers or offerers of other graded documents or those that the grading is associated with the offering thereof, have undertaken to pay Midroog, prior to performing the grading, the payment for the assessment and grading services provided by Midroog.

Following are the main considerations for the grading as specified in the grading notice to the Company:

Grade A1 is the grading awarded to a series of bonds in the volume of NIS 425 million par value bonds (series A’). NIS 225 Million thereof, together with NIS 100 million deferred shareholders’ loan, will be used to pay an existing debt of approximately NIS 230 million to previous shareholders of 012 Golden Lines Ltd. and payment of a bank loan to Golden Lines in the amount of approximately NIS 95 million taken by the Company for purchase of shares in 012 Golden Lines Ltd. The reminder of the NIS 200 million will be used to pay the existing Golden Lines bank loans taken by 012 Golden Lines Ltd.

This document refers to the structure of the offering based on details submitted to Midroog until February 27, 2007. After issuing the report, updated details were submitted to Midroog stating that the shareholders’ loan is approximately NIS 100 million after raising a higher than anticipated capital, such changes in details have not affected the grading. If there will be additional changes in the offering’s structure, Midroog will have the right to reconsider the grading and change the grading.

* Bonds of series A’ can be paid in 8 equal annual payments in the years 2009-2016, as of the end of two years from the date of offering the series.

* The bonds will not be assured by a specific pledge and/or floating pledge, although the Company will undertake to the holders of the bonds, that it will create a negative pledge on all company assets.

* The grading is based on transferring NIS 375 million from Internet Gold – Golden Lines Ltd., the parent company to the Company, by transferring an equity capital of NIS 275 million . The remaining amount totaling NIS 100 million, is a deferred shareholders’ loan which is not payable and inferior to the graded bond in case of liquidation.

* The Company undertakes not to pay the entire remaining shareholders’ loan (a principal in the amount of NIS 157 million and interest) or part thereof as long as the proportion of the financial debt, net (as defined: total bank debt, debt to bond holders, debt to capacity infrastructure providers, declared dividends with cash deduction, cash equivalents and a tradable securities portfolio) after full or partial payment of the shareholders’ loan to EBITDA for the last four quarters, is higher than 2 at any given time. If such proportion will be less than 2, the Company will be entitled to pay the shareholders’ loan, provided that the proportion defined above after full or partial payment of the shareholders’ loan, will not exceed 2.

* The Company undertakes that if determined that the shareholders’ loan bears interest, such interest will be accrued and paid only upon payment of any part of the principal of the shareholders’ loan and only for the part accrued for the paid portion of the shareholders’ loan.

* An amount of NIS 600 million, composed of an additional debt, net, of NIS 225 million, NIS 275 million share capital and NIS 100 million shareholders’ loan, is only intended to finance the purchase of 100% of the share capital of 012 Golden Lines Ltd.

Company Profile

Smile Communications Ltd. (Hereinafter: “The Company” or “The Merged Company”) engages in three main fields of activity:

Supply of Bezeq International services (Voice), supply of internet connectivity services (Internet) and supply of data communication services (Data) to business clients. In addition, the Company supplies IT integration services for businesses and recently began supplying in-land telephony services using the Voice Over Broadband technology.

The Company was established as a private company in January 2000 and as of January 2007, the Company incorporates the Voice, Internet and Data services of Internet Gold – Golden Lines Ltd. (Hereinafter: “Internet Gold”), transferred to the Company and the Voice, Internet and Data services of 012 Golden Lines Ltd. (Hereinafter: “Golden Lines”). On January 1, 2007, the Company completed the purchase of the entire share capital of Golden Lines, from companies controlled by Eliezer Fishman, in exchange for 140 million Dollars. At the same time, the Company and Golden Lines submitted a joint request to the courts in Israel to approve the merger of Golden Lines with the Company, according to clause 351 of the Companies Law in Israel. Such request was approved on February 21, 2007. In addition, Internet Gold and its subsidiaries: the Company, Smile.Media Ltd. and Internet Gold International Ltd., submitted a request to approve the reorganization plan for the previously mentioned list, which includes the separation of the activity of Internet Gold into two operational segments: Communications – through the Company and Media – to be done through Smile.Media Ltd.

Internet Gold was established in 1992 by Euronet Communications Ltd. and began supplying internet connectivity services in 1996 after receiving a special license form the Ministry of Communications to supply internet connectivity services. In a few years, Internet Gold established its status as a leading internet provider in Israel, both for the business market and private clients. Within such services, clients are offered a wide variety of internet solutions and advanced communication services, including hosting and professional storage services for websites and servers, and internet connectivity using existing link lines. In June 2004, Internet Gold received a license to supply Bezeq International services and in August 2004, it launched services of international long distance dialing from Israel, to approximately 240 countries across the world, using the dialing code 015. An additional field that Internet Gold has entered is the Media field, which includes maintenance of internet websites offering portals to internet websites, designated websites, E-commerce and E-advertising services.

Golden Lines began its activity in 1997 after receiving a license from the Ministry of Communication to supply Bezeq International calls and data communication services. In May 2001, Golden Lines began offering internet connectivity services. Recently Golden Lines received a license from the Ministry of Communication for in-land telephony service using the Voice Over Broadband technology with the 072 dialing code.

Mrs. Stella Handler, the Chief Executive Officer of Golden Lines, serves as the Company’s Chief Executive Officer. Mr. Eli Holtzman, Chief Executive Officer of Internet Gold serves as the Company’s Assistant Chairman and Chief Executive Officer of Media to be separated from Internet Gold. Mr. Shaul Elovitch, Chairman of Internet Gold, serves as the Company’s chairman. As of the date of the grading, the companies employ approximately 2000 employees, 75% service and sales employees. The headquarters of the merging company are situated in various areas of Petach Tikva.

Ownership and Management

Internet Gold is the full owner of the merged company. Internet Gold is registered for trade in Tel Aviv and Nasdaq and is controlled by Eurocom Communications Ltd. (approx. 69%) from the Eurocom Holdings Group, controlled by Mr. Shaul Alovitch (through Euronet Communications Ltd.).

The Eurocom Group has extensive experience in communication. Eurocom Communications Ltd. is the largest private communications group in Israel and is involved in a variety of activities in various fields of communication: import, marketing and distribution of communication products and consumption communication products to clients, media and satellite communication, internet services, international calls and more. Its most prominent holdings are in Eurcom cellular communications, Yes, Eurocom digital communication and the public company Internet Gold, which controls the Company.

Eurocom Communications previously attempted to join the immobile in-land communication market. Ofek returned the in-land operator’s license to the Ministry of Communications. Eurocom invested approx. 33 million Dollars in the Ofek project for 3 years, 1999-2001. The Chief Executive Officer of the Company, Stella Handler previously served as the Chief Executive Officer of Golden Lines, which she joined as Assistant Director General in 1997 and in 2001, Ms. Handler was appointed as the Chief Executive Officer of Golden Lines. Prior to her appointment as the Chief Executive Officer of Golden Lines, Ms. Handler was the Director of Business Operations in the Company, and Manager of client services and development of internet services. Before that, Ms. Handler worked for Bezeq for eight years.

It is worth mentioning that the late entrance of Golden Lines to the growing field of internet services, is noticeable in light of the fact that Bezeq International, did in fact identity the necessity beyond supplying internet at an early stage and managed to position itself as a company with revenues exceeding NIS one billion per year, while Golden Lines remained with a turnover of approx. NIS 700 million a year. In addition, the low profitability of Internet Gold over time is a result of the delayed comprehension of users’ tendency towards broadband and entering the market of Internet Gold (International Long Distance) at the end of 2004 with aggressive pricing. Moreover, in 2006, Internet Gold employed aggressive pricing in the ISP (Internet Services Provider) sector in order to increase the market share.

Strategy

—	Upon completing the consolidation process – maintaining a market share while extending the supply of added value products in order to increase ARPU (Average Revenue per User).

—	Leveraging of the convergence between Voice networks (calls) and Data networks (data communication) by leveraging the proven abilities of Internet Gold in the field of integration of communication networks for business.

—	Extending the product basket for private and business clients, whilst leveraging the presence of Golden Lines among business clients

—	Entering new markets such as the in-land immobile communication market using the VOB (Voice over Broadband) technology

—	Leveraging business interfaces with Smile.Media, by exploiting the significant growth in the field of internet advertising

Main Considerations for Grading

The Company’s activity includes three main fields: supply of Bezeq International services (Voice), supply of internet connectivity services (Internet) and supply of data communication services (Data). The field of internet connectivity has registered growth by presenting extremely high penetration levels and a two-digit number increase in the number of clients. Nonetheless, a continuous price erosion of service has led to a rather moderate increase in revenues. The consolidation processes, which apply to this sector, are accelerating and creating three groups that almost equally divide the market of internet connectivity services. The Company is expected to control approx. a 1/3 of the market. Opening the market of international calls to competition in 1997, has lead to a continuous price erosion of calls and an increase in the volume of international call minutes of outgoing and incoming calls to Israel. The Company reports an increase in the volume of international traffic, leading to an increasingly growing extent of calls, which compensates for the price erosion. The field of Data is essentially project orientated, thus at first it seems as though there is greater fluctuations in the extent of activity if compared to the Company’s other business fields. The complexity of the supplied services and the great emphasis on the quality of service, is translated to an extremely high loyalty level of clients. Because of the consolidation process, the industry is expected to undergo rationalization processes. Essential rationalization processes are planned for the merged company in most alignments, by exploiting the advantages to grow and for purpose of achieving substantial savings in expenses. In recent years, revenues of the merged company have been positively affected by the increase in the number of internet services clients and the number of international calls traffic, as well as a gradual increase in the demand for data communication services. In the past two years, the Company registered an increase of approx. 6%-7% in EBITDA. The structure of the Company’s expenses indicates both a high ability to increase efficiency and the ability to match expenses to incomes. Reviewing previous investments in technology, indicates expected savings in property investments in the coming years. Midroog estimates that such tendencies contribute to significantly improving the covering proportions and the ability to return the Company’s debt. IGLD completely controls the merged company. IGLD is controlled by Eurocom Communications Ltd., a company with essential presence and experience in the field of communications in Israel, which contributes added value.

Internet Connectivity Services

A field that has registered growth by presenting extremely high penetration levels and a two-digit number increase in the number of clients. Nonetheless, a continuous price erosion of service has led to a rather moderate increase in revenues. In addition, the penetration potential is almost totally exhausted.

In 2006, the internet services market formed approx. 6% of the entire Israeli communications market. Internet service providers offer households and businesses in Israel a variety of services, including internet connectivity, electronic mailbox services, website storage services, anti-virus services, control services, load monitoring and balancing, as well as integration of communication infrastructures in organizations.

The high-speed Internethigh-speed Internet market in Israel includes approximately 3.9 million surfers, comprised of approx. 1.37 households, with annual revenues of approx. NIS 1.1 billion from internet connectivity alone and annual revenues from additional services of about NIS 400 million.3

In 2006, the numbers of high-speed Internethigh-speed Internet subscribers grew from approximately 1,200,000 to about 1,360,000 – an increase of approx. 13%. This followed an increase of approx. 26% and approx. 46% in the number of high-speed Internethigh-speed Internet clients in 2005 and 2004, respectively. In general, the penetration potential is almost completely exhausted and in 2006, the rate of increase of users was relatively low compared to West Europe.

3 Details from the TIM survey, the periodical TNS Israel internet survey, November 2006

Number of High speed Internet Clients in Israel
2002-2006 (in thousands)

Source: Ministry of Communication, 2006

Approximately 65% of high-speed Internethigh-speed Internet clients in Israel are connected through DSL Modern, working on Bezeq’s infrastructure of copper lines. Approximately 35% of clients in Israel are connected through Cable Modern, working on Hot’s infrastructure of Coax Cables.

Growth of Broadband Subscribers

Source: Ministry of Communication, 2006

Simultaneously with the increase in the quantity of clients, an increase was also registered in the rate of penetration of high-speed Internethigh-speed Internet in Israel, from approx. 43% in 2004 to a level of approx. 65% in 2007 and almost 70% in 2006, so compared to the rest of the world, Israel is in fourth place in the penetration of high-speed Internet. The internet services market presents additional potential for up to 300 thousand subscribers in the next two years. According to Midroog’s assessment, players will find it difficult to create significant change in the competition for market share for the next couple of years and therefore, they are expected to shift their focus from the battle for the market share to steps for the increase of ARPU.

Top 20 Broadband Countries by household
penetration 2005-2006

* Source: Point Topic

Simultaneously with the growth in the number of subscribers, a continuous decrease in revenues from each client (ARPU) has been registered. After an accrued decrease of approx. 65% in ARPU between 2002 and 2004, the rate of increase of ARPU in 2005-2006 became significantly moderate. Therefore, despite the two-digit growth in the number of internet services clients, the continuous price erosion of services has led to a relatively moderate increase in revenues, and in the past two years, the industry registered a growth of approx. 3% only in revenues.

Following is the ARPU development (in NIS per month) for 2001-2005:

Source: Ministry of Communication, 2006

The current prices of high-speed Internet are 33-49 NIS per month for 1.5 MB per second. Bezeq International currently offers a connection speed of 1.5 MB per second for 49 NIS per month, but undertakes not to increase prices and at the same time offers various programs that are more expensive, but contain additional services.

Barak, for example, have recently increased the price of high-speed Internet connection with 1.5MB to 39 NIS per month, which they previously offered for 29 NIS. Golden Lines narrowed sales offers and lowered the number of free months offered to new clients. Internet Gold began charging 39 NIS per month after six months for 29 NIS.

The consolidation processes, which apply to this sector, are accelerating and creating three groups that almost equally divide the market of internet connectivity services. The focus is shifting from increasing the market share in terms of the number of clients to increasing the ARPU.

There are dozens of companies offering internet connectivity services in Israel, five of them share the absolute majority of the market. Netvision and Internet Gold, who began to offer services in 1994 and 1996, respectively, were the first companies offering internet connectivity. In 2001 Bezeq International, Barak and Golden Lines began to offer internet connectivity services.

Three large mergers have recently formed in the industry of international calls and internet: a merger between Bezeq International and Bezeqcall Communications Ltd. (which recently purchased Tadiran Telecom) – a merger creating a company with an annual sales revenue of approximately NIS 1.25 billion, a merger between Netvision, Barak and Globalcall – creating a company with an annual sales revenue of approx. NIS 1.2 billion and a merger of Internet Gold’s Voice, Internet and Data services and Golden Line’s Voice, Internet and Data services. The Director of the Anti-Trust Authority, Ronit Ken, approved the merger between Bezeq International and Bezeqcall without any restrictions, paving the way for the two additional mergers, even if they will be delayed by approvals.

The result of the consolidation process is three groups that almost equally divide the market of internet connectivity services. Such structure in an exhausted market increases the supposition that players are expected to shift focus from increasing the market share in terms of the number of clients to increasing the APRU from their quantity of clients, by offering added value services.

The cellular companies Cellcom, Partner and Pelehone, received ISP licenses in 2001, which allow them to supply mobile and immobile internet services. These companies might try to extend their services to the internet market by joining the field of in-land telephony using the VOB technology, by focusing in the business market segment.

Distribution of the market shares of internet connectivity providers in terms of the number of active clients (September 9, 2006)

Source: Financial reports and Midroog details, given for September 30, 2006

The fact that the prices of internet connection packages have gone down since the beginning of 2004 by approx. 58% has decreased the incentive of subscribers to move to a new provider. Such assessment is reinforced by the fact that the annual rate of abandonment of subscribers in the industry has gone down in the past year from approx. 18% to approx. 14%. Despite efforts of the various players to distance themselves from the price motive and move to service packages, the price of connection has remained the central motive in choosing an internet provider, and it seems that the additional services offered by various providers (such as a commitment to high-speed connection, added value services and different packages) are only a minor issue in the consumer’s choice. Such finding has decisive significance in a period when internet providers tent to transfer the competition between them to the issue of added value services and independent selection of bandwidth. The most powerful tool affecting the client in choosing whether to leave his current internet provider or not, is the obligation in the contract, and other reasons for not leaving the ISP do not depend on the providers themselves. As much as this fact is surprising, keeping one’s e-mail address is not a significant barrier for clients. The lack of significant changes between companies, compared to the measure of loyalty, exposed the fact that the power of the brand in the industry of internet providers is not as strong as anticipated.

In order to increase their presence among business clients, Internet service providers offer integration of communication infrastructures in organizations, including solutions combining the organizational communication network and the computer infrastructures. Such tendency is also accelerating among private household clients.

In order to bind business clients and expend work relations with them, internet service providers enforce their integration services that include comprehensive solutions combining the organizational communication network and the computer infrastructures. Among the internet service providers, most prominent in this field of activity are Bezeq International, Smile Communications (for the activity prior to the merger with Internet Gold) and Netvision/Barak (for the activity prior to the merger with Netvision).

Merging Bezeq International with over 1000 employees and Bezeqcall with 400 employees will create a company with a combined power in the field of integration services, in which Bezeq International has invested great efforts in the past two years. For example, we can mention that the cooperation agreement signed this year between Bezeq International and EMC to expand the storage and backup solutions, with the tendency of the current integration market being the transition from storage solutions in the client’s yard to storage solutions in the servers of the hosting company. Another example is qualifying Bezeq International as an elite partner of Juniper Networks. Such qualification will allow Bezeq International clients to enjoy communication solutions and data protection by Juniper and the integration abilities of Bezeq International.

In the past year, Bezeq International also merged Bezeq’s subsidiary company, Bezeq Gold and Bezeqcall, which operated in the field of integration. Bezeqcall controls the market of communication solutions for businesses, with a market share of approx. 50%. This status allows the entire Bezeq group to lever the merger to increase its presence in the business market.

The Company’s activity (formerly the activity of Internet Gold Business) in this field includes consultation services, categorization, planning, establishment as well as services and current support in a variety of IT services, offered to business clients. Internet Gold Business, offers a variety of internet based services, starting with internet connection, storing servers/websites, 015 international calls, assimilation of systems for business activity in an internet environment such as mail servers, Wi-Fil solutions and leading to data protections services such as Fire Wall, anti-virus, preventing spam mail and current support at the client’s site and from afar. Internet Gold Business is a business and technological partner of leading manufactures of the most advanced communication and data protections systems in the world, such as: Alcatel , Aladdin, Allot, BOS, Check Point, Cisco, HP, IBM, Microsoft, Panda, PineApp, Symantec, Veritas and more.

Netvision Business specializes in integration solutions in the field of communication and data system, which include internet connectivity, infrastructures, storage, backup and data protection for inner and outer organizational communication and computerization systems. Netvision Business is the leading company in Israel in the installation and implementation of data protection systems manufactures by Check Point and Cisco, as well as assimilation of comprehensive connectivity solutions, in technological partnerships with service providers such as Cellcom, Bezeq and Hot-Business.

International Calls Services

Opening the market of international calls for competition in 1997, led to continuous price erosion in the prices of calls and an increase in the scope of international call minutes outgoing and incoming to Israel.

The market of international calls in 2006 formed approximately 6.5% of the total communications market and the annual sales revenue of such market amounted to approx. NIS 1.7 billion. Opening the market of international calls for competition in 1997, led to continuous price erosion in the prices of calls and an increase in the scope of international call minutes outgoing and incoming to Israel.

During the first half of 2006, the number of outgoing and incoming international calls in Israel resulted to approx. 1.342 billion minutes; an increase of 10.6% compared to the first half of 2005. In all of 2005, the number of international call minutes (outgoing and incoming) increased by approx. 8.5% compared to the numbers of 2004. Due to the price erosion in the field resulting from the penetration of three new competitors, the growth in 2005, in terms of revenues was lower – approx. 3%.

The number of outgoing international call minutes in the first half of 2006, amounted to approx. 741 million minutes – an increase of 12% compared to the first half of 2005. The number of incoming call minutes in the first half of 2006, amounted to approx. 601 million minutes – an increase of 8.8% compared to the first half of 2005.

In general, in the past decade, the market of incoming calls registered an increase from approx. 470 million minutes in 1996 to approx. 1.2 billion minutes in 2006 – an average annual increase of 10%. The market of outgoing calls has grown in the past decade from approx. 320 billion call minutes in 1996 to approx. 1.5 billion minutes in 2006 – an average annual increase of approx. 17%. The entire market registered an annual average increase in the past decade of approx. 13% in the volume of call minutes.

* Details from 2006 displayed according to the annual grossing of details of the first half of each year. Such presentation neutralizes the affect of the war in the north in the third quarter of the year on the extent of movement in international calls

Until July 1997, Bezeq International was the only provider of international telephony services in Israel. At such date, two additional international operators joined the game – Barak and Golden Lines, leading to a decline in prices of international calls and a substantial increase in the market volume. In April 2004, the “Communication Regulations 5764" were enforced, allowing the Ministry of Communication to grant general licenses of Bezeq International services to three addition companies: Internet Gold, Netvision and Xfone, which began operations in the field by the end of 2004. In August 2004, Internet Gold began supplying international calls using the VoIP technology using the dialing code 015. In November 2004, Netvision began providing international telephony services based on the VoIP technology under the brand 017. Netvision is the only internet provider in Israel that currently has a license to provide Vonage services. Expanding competition led to another reduction in prices of international calls and today clients in Israel perceive international calls as simply a commodity. Moreover, in recent years a growth in the scope of activity of foreign communication providers is apparent, as well as a reduction in the prices per call minute transferred through them. Such tendencies are most apparent in developing countries and affect the scope of activity and prices of calls of international call providers in Israel.

In 2005, the market share of Bezeq International decreased by approx. 5%, which led it to lose its leadership in the market of international calls to Barak, with a market share estimated at approx. 33%. It is estimated that Golden Lines have a market share of approx. 27% of the industry.

The distribution of market shares of international communication providers in terms of movement of minutes (September 30, 2006)*

* These details do not include calls performed through computer software or piratical services

Data

The field of Data is essentially project orientated, thus at first it seems as though there is greater fluctuations in the extent of activity if compared to the Company’s other business fields. Nonetheless, the complexity of the supplied services and the great emphasis on the quality of service, is translated to an extremely high loyalty level of clients.

Data services allow clients to organize their communication network in Israel and abroad on lines designated only for the client, separately. Data services are provided through high quality, stable data communication measures, compared to the internet networks which is prone to fluctuations in quality, being a public networks that is not controlled by the internet provider. In addition, Data services offer clients a higher data protection level than the one offered by the internet network. The activity in this field includes offering communication services in the international segment such as: packet switching, point-to-point lines, Frame Relay, ATM, IP, VPN, conference calls and more. These services are mainly intended for international companies that need to connect the company’s distant branches, by transferring data in greater extents and using a higher speed than the internet. Such companies need managed network services or broadband capacity services.

In recent years, with the penetration of high-speed Internet and the increase in the demand for implementations requiring the use of broadband, an available and relatively cheap alternative to data services was introduced in the form of internet based solutions or broadband capacity, as an alternative to purchasing designated data services. However, internet based solutions are unsuitable for international companies with specific requirements and strict quality and availability requirements, as their quality is not good enough compared to a managed network.

The activity in the field of data communication is characterized by large volume transactions through engagements with internationally spread corporations. The communication agreements are performed for a number of years, therefore the short term the level of feasibility is high, yet once the contract is terminated there is no guarantee that the client will continue the engagement. Usually, the investment is returned within three years, an average duration of an engagement with a client, and therefore losing the clients does not translate into economic loss of the investment, but definitely leads in the level of recurring earning, especially in the high level of profitability registered by this sector.

The main barriers for the field include the need to invest in a technological infrastructure which includes substantial costs and great loyalty of clients, which due to the complexity of the provided services, are required to sign service contracts for a number of years. A less significant barrier is conditioning the activity by receiving licenses from the Ministry of Communication.

The competition in this field is less price sensitive compared to the Company’s other services, with the main players being Bezeq International, Barak and Golden Lines. Bezeq International acts in cooperation with INFONET, an American company recently purchases by British Telecom that deals in managed communication services.

Barak cooperates with Orange Business Services (formerly Equant Network Services Limited) and is their exclusive representative in Israel. As part of their engagement, Barak purchases data services from Orange Business Services and in fact the solutions and services provided to clients are done through the cooperation and consultation of both companies. Golden Lines cooperates with international communication giants such as AT&T, British Telecom and MCI, whilst operating an independent international infrastructure, which includes Golden Line’s communication intersections for businesses overseas. For purpose of illustration, a cooperation agreement with MCI allows the Company to offers its business clients a connection between their branches or between them and their business partners, on global MCI infrastructures, massively spread over more than 4,500 communication intersections (POPs) and directly connected to over 30,000 destinations in the world.

Analyzing strong points (based on a Proforma)

The Company is expected to control approx. a 1/3 of the internet connectivity services and international calls – a fact which places it in a strong position to face competition between the three groups dividing the market.

Upon completion of the merger between Netvision and Barak and the Voice, Internet and Data services of Internet Gold and Golden Lines, the market of internet services and international calls is expected to be divided rather equally between Bezeq International, Netvision/Barak and Smile.Communications. Such structure might raise the probability that the players will divert the strategic focus from increasing the market share, which led to the ongoing price erosion, towards increasing ARPU in the existing client list, especially in the growing field of ISP.

Based on the general tendency in the industry, in the past years, the Company has registered an ongoing growth in the scope of international traffic that passed through the Company. In the coming years, the industry of international calls is not expected to sustain substantial technological threats, so the continually growing scope of calls is compensating for the price erosion. New competitors, such as Xfone, enjoy limited success in specific niches.

The estimation is that with the completion of the mergers, the prices of international communication services are not expected to continue and drop, so that even a gradual decrease in the scope of traffic minutes supplied by the Company, as a result of losing a market share to competitors, is expected to lead to a relatively moderate negative growth in the revenues volume in the field.

Distribution of market share of international communication suppliers in terms of traffic minutes after the completion of expected mergers

The Company is currently ready to offer a products and solutions basket to both clients in the business sector and the private sector – which reinforces the Company’s status in the field. Entering the field of in-land communication using the VOB technology is a strategic step preparing the Company to face the IP based communications world.

The Company is currently ready to offer its clients a whole basket of products and solutions, which includes Bezeq International services (Voice), internet connectivity services (Internet) and data communication for business clients (Data). In addition, the Company provides IT integration services to businesses and recently began providing in-land telephony services using the Voice over Broadband technology. The Company recently received a license to offer in-land telephone services using the VOB technology with the dialing code 072. This promotes the Company towards becoming a One-Stop-Shop for the communication needs of private and business clients, whilst preparing to face competitors (Bezeq, the cable company, the I.D.B communication group, which includes Netvision-Barak-Globalcall and Cellcom) in the communication world, which is moving towards IP technology based services.

In the past decade, Golden Lines has invested millions of NIS on rights to use infrastructures for communications and systems based on the state of the art technology. As the Company is basically a company that sells comprehensive services and solutions, the high quality of such systems is essential to positioning the Company in the field and its ability to handle competition.

Among the systems that the Company invested in, we can mention: billing systems, IP billing systems, anti-fraud systems and an ERP system.

The Company’s operation systems are based on CRM and CTI combined systems. These systems began operating in 2005 and allow the Company to serve its clients with a high efficiency level. These systems give the Company’s service and sales representatives quick access to relevant information about the client and allow them to perform their service or sales work efficiently.

As a result of the consolidation processes, the field is expected to undergo extremely significant rationalization processes, which include substantially reducing manpower costs. The Company’s rationalization processes are expected to occur in most alignments by exploiting the advantages in order to grow.

As of the date of the grading, approx. 2000 employees are employed by the Company, approx. 80% are employed by the service and sales departments. Midroog estimated that the Company would gradually decrease its manpower quota. The expected savings from decreasing manpower quota is estimated at 40 million NIS per year (approx. 10-15 million NIS savings at the headquarters).

The Company’s Manpower Quota (December 2006):

Department	Number of employees

Management	18
Financial	109
Human Resources	35
Marketing, sales and client services	1,589
Technical	242
Total	1,993

For comparison, the expected saving from the merger of Barak-Netvision-Globalcalls is estimated by Midroog at approx. NIS 40-44 million. The number of headquarters’ employees at the moment is approx. 570 and is expected to decrease to approx. 400-450. According to the calculation of the cost of an average salary per employee of NIS 80 thousand per year, the expected savings is approx. NIS 12 million per year. In addition, the merger will also substantially save on Netvision’s advertising costs, which are expected to amount approx. NIS 25 million in 2006.

Analyzing weak spots and business risk factors (based on Proforma)

The field of internet services is prominent in the barrier of relatively low transitions of clients and mediocre differentiation abilities. In the past years, the field has been characterized by a very high competition level, expressed by severe price erosion. Such price erosion has almost completely setoff the positive affect of increasing the client base on the Company’s revenues from such sector.

Since Bezeq International and Barak joined the internet services field in 1999, the industry has been characterized by an extremely high competition level, expressed by severe price erosion. Such tendency did not skip over the Company, despite the growth in the Company’s clients quota.

Companies are trying to differentiate themselves using fields such as: bandwidth, credibility of services and quality of client services – parameters which are more significant in this field than in the field of international calls. Despite such efforts, studies show a mediocre differentiation ability and that the prices of connection remains the central motive in choosing an internet provider, and it seems that additional services offers by the various providers (such as a commitment to high-speed connection, added value services and different packages) are only a minor issue in the consumer’s choice.

In addition, in the past clients would engage in contracts that included a commitment to a period of up to three years, which were imposed by fines in case of premature disconnection. Today the market is moving towards choosing internet service providers without any commitment from the client.

The high rates of penetration of high-speed Internet amongst private households, decreases the potential of increasing the number of internet subscribers in the coming years.

In the past year, the number of high-speed Internet subscribers grew from approximately 1,200,000 to about 1,360,000 – an increase of approx. 13%. This followed an increase of approx. 25% and approx. 50% in the number of high-speed Internet clients in 2004 and 2003, respectively. Simultaneously to the increase in the quantity of clients, there has been an increase in the rate of penetration of high-speed Internet in Israel from approx. 43% to approx. 65% in 2005 and almost 70% in 2006. In general, the penetration potential is almost completely exhausted and in 2006, the rate of increase of users was relatively low compared to West Europe. According to Midroog’s estimate, the full market of internet services leaves room for an approximate increase of 300 thousand subscribers in the next two years. This is one of the reasons for believing it will be difficult for players in the field to make significant changes in the market share in the coming years and they are expected to shift their focus from increasing the market share in terms of the number of clients to increasing the ARPU from their existing clients quota. Increasing the ARPU by expanding the services offered to both private households and business clients required investing in upgrading the communication infrastructures, such as possible transition to VDSL technologies.

In Israel, international calls are perceived as a commodity and therefore, selecting the service provider is almost entirely based on the price parameters. Difficulty creating differentiation and low transition barriers are built-in weak spots in the industry.

Since Barak and Golden Lines joined the market of international calls a decade ago, the market has been characterized by strong competition that results in ongoing price erosion. The price of connection is the main consideration, not to say the only one, in choosing the service provider and therefore the level of loyalty and emotional involvement of clients is very low. As clients in Israel perceive international calls as simply a commodity, there is great difficulty in creating differentiation for the client. In addition, the transition barriers between operators are low: a client has full and equal access to infrastructures and therefore has no problem moving from one operator to another. The high level of transparency regarding payment tariffs, allows clients to effortlessly stay with the cheaper alternatives. On the level of the consumer, a change in the linkage to overseas, directly affect the consumption patters from massive to marginal and vice versa. Nonetheless, greater scattering of clients, creates a situation of non-reliance on the consumption patterns of the single client or a group of single clients.

On the middle-long term, the IP technology based telephony services are the main threat to the results on the Company’s activities in the field of international calls.

There are currently IP based alternative services, such as Skype and Domio. The service is currently free, but the process of penetration thereof is quite slow, mainly because most existing applications require connection through the computer in order to converse. The estimate is that even if the service will shift to a business model based on payment by the client, the prices will remain relatively low compared to regular telephony calls. Currently, connection through computers forms approximately 5% of international calls.

However, Midroog estimate that on the middle-long term, the IP technology based telephony services are the main threat in the field. Development of IP telephones and the transition from TDM systems, meaning convergence of voice networks with data networks, is expected to decrease the use of telephone lines for international communication. We already see that a substantial portion of the communication passes through the VoIP technology, with international calls, part of the calls between operators and in-land calls of Bezeq competitors being operated with such technology, yet the engagement between the end client and the switchboard of over 905 households in Israel, is still based on TDM. Among business clients, more and more organizations are purchasing IP Telephony systems, for the simple reason that a technology that uses data communication networks (IP) have lower costs on the one hand, and broader applicative abilities on the other. The consumer can save money and at the same time enjoy a broad product basket of advanced services. The IP telephony systems are operated according to the perception of software, not hardware.

The price reduction of capacity and switching equipment has eased the introduction of competitors to the field of international calls and supply of internet services. In addition, there is a threat of additional communication groups’ joining the main fields of engagement of the Company, internet services and international call services, and another field the Company recently joined: in-land calls.

Since opening the market of international calls in 1997 to this day, there has been a substantial decrease in the total cost of switches used to transfer international calls. For example, a decade ago the cost of purchasing a system of two switches totaled approx. 10-12 million Dollars and now the cost of purchasing the same system is approx. 2-2.5 million, a decrease of approx. 80%. It is very cheap to join these days. According to reports by the players in the field, the cost of switches in the field in the past decade decreased by approx. 75% and in the past five years the cost of purchasing the transmission decreased by approx. 30%. Xfone 018, the competitor which joined the international calls market two and a half years ago, has assumed a highly aggressive price strategy since joining the field and yet its market share is only approx. 2%. Xfone is already preparing for the completion of the mergers by adopting an even more aggressive approach to recruiting new clients and lowering the prices of international calls to a number of destinations by approx. 10%-40%.

Recently, Partner received an in-land telephony license and became the sixth competitor in the field of in-land telephony in Israel, beside Bezeq, the cables company, Cellcom, Golden Lines and GlobalCall. The new license, combined with the special license given to the company in August 2006 to supply data transmission and communication services, is expected to significantly improve the service package of Partner Business. Partner, which has prepared for this in the past months, purchases the optic fibers network of Mad-1 for 15 million Dollars in July 2006 and by doing so gained control of approximately 900 kilometers of optic fibers, which substantially helped it in the completion of the in-land telephony market. Its competitor Cellcom as an optical fibers network of over approximately 1200 kilometers.

We would like to mention, that once cellular companies join the market of in-land telephony, they intend to also use the ISP-Internet Service Provider license (supplying immobile internet), which they received a few years ago, in favor of extending their services for the business sector. Until now, cellular companies did not have any interest in independently joining the field of supplying immobile internet, as they perceived the high-speed Internet market as a full market, with no point of operating therein if companies are not also allowed to join the international calls market. Now, since Pelephone and Cellcom are cooperating with international call groups within their communication groups – Partner is demanding that its position in the market not be undermined and is trying to convince the Ministry of Communication that it should be treated differently and not be included in the inclusive policy determined for all the cellular companies regarding the prohibition from operating in the field of international calls.

Merging the communication activity of Internet and Golden Lines into one company, entails merging service, operations and management of the communication network.

The Company’s management, headed by Ms. Stella Handler, has begun implementing the work program for merging various aspects. On the operational aspect, the acquisition is already on the way, using the ERP system, in a modified manner. In addition, until August 2007, absorbing the database of Internet Gold’s clients into the data systems of Golden Lines is expected to end, therefore passing them on to the Company.

At the same time, the Company is planning to consolidate the client services layout during the year, by transferring the client services representatives from Internet Gold to the call center of the merged company in Rishon LeZion.

On the aspect of communications network management, as a first stage, the Carrier Managers of Internet Gold and Golden Lines are conducting combined work in order to immediately obtain optimization of routings. In the second stage, connecting the connectivity networks is planned, expected to be completed by the end of 2007.

The effect of regulation is being expressed by granting licenses and directing the market structure and the level of competition derived in such structure.

The affect of regulation is being expressed by granting licenses (general and/or specific). The various restrictions that the Ministry of Communication is allowed to change at any time once conditions change, are included in the licenses, for example: the government’s policy and public interest. In addition, the Ministry of Communications can revoke the Company’s license as an internet services provider and as an international communication provider if the Company breaches a fundamental provision of the license agreement.

The regulations also affect the activity of the entire market, specifically the supervision of Bezeq. Bezeq is subject to the supervision and the authority regulations referring, amongst other things, to licensing the activity, determining permitted areas of activity, operations, competition, payments of royalties, the obligation to provide universal service, determining tariffs and prohibiting the cessation or limiting its activity, which may force providing services under non-economic circumstances. In addition, Bezeq is also subject to supervision in the fields of the relationships between Bezeq and its subsidiaries. By authority of the Bezeq’s license, the company is obligated to operate within structural separation between its various activities, preventing marketing bundling services. The removal of the structural separation might allow Bezeq to lever its operational and financial abilities and damage its competition, including the Company.

Golden Lines recently received a license form the Ministry of Communication to operate VOB telephony (Voice over Broadband) using ADSL services and a cable modem. The license allows providing immobile in-land Bezeq services (telephony, data communications, transmission and infrastructures) to private users. In addition, GlobalCall received a license from Barak Netivsion, to operate in-land call services using the VOB technology. All Bezeq subsidiaries received restrictions regarding activity in the field of VOB.

The Ministry of Communication is also approaching the issue of arranging WiMax licenses. This is a wireless technology, which allows massive bandwidth’s of 50 Mbps and more. This presents another conflict of interest with Bezeq and a delay is also expected in arranging the matter. Another and not less complicated issue is that of numbers portability – a move that will have an immense affect on competition. Numbers portability allows each subscriber to move from one operator to another without changing his telephone number. This requires complicated technological and contractual preparation and has been postponed until completion of the alignment.

Financial Analysis (based on a Proforma)

The Company’s revenues in the past years were positively affected by the increase in the number of clients of internet service provider (ISP) services and the number of traffic minutes of international long distance (ILD), as well as the gradual growth in the demand for data services (DATA).

The Company’s revenues from the sector of internet services and data services totaled approx. NIS 325 million in the first nine months of 2006, an increase of approx. 15% compared to revenues of approx. NIS 282 million in the first nine months of 2005. Such increase resulted from a few sources in the field of internet services –expanding the Company’s activity with its business clients, including revenues form integration services and introducing the Voice Over Broadband activity and in the field of data communications from an increase in the capacity as well as an increase in the demand for data services. In 2005, this field registered a growth of approx. 10%, mainly because of expanding the activity in the business sector. We will mention that the increase in the revenues from internet services is noticeable in light of the ongoing price erosion of internet connectivity services.

Results of the sector of internet services and data communication services (in thousand NIS):

Quarter	Q1/2004	Q2/2004	Q3/2004	Q4/2004	Q1/2005	Q2/2005	Q3/2005	Q4/2005	Q1/2006	Q2/2006	Q3/2006

Revenues	83,306	86,109	84,197	88,715	92,587	95,229	94,552	97,003	103,009	110,324	112,693
Rate of quarterly increase		3.4%	(2.2)%	5.4%	4.4%	2.9%	(0.7)%	2.6%	6.2%	7.1%	2.1%
EBITDA	18,012	25,634	21,524	24,239	24,891	26,703	26,171	27,920	25,965	28,214	27,964
Rate of EBIDTA	22%	30%	26%	27%	27%	28%	28%	29%	25%	26%	25%

*	Results of Q3 2006 from the sector of internet services were affected by the decrease in advertising costs during the war
**	The deviation in costs between quarter 2 and quarter 3, 2006 were affected by the results of the data communication services

The Company’s revenues in the sector of international communication amounted to approx. NIS 448 million in the first nine months of 2006, an increase of approx. 18% compared to the revenues of approx. NIS 380 million in the first nine months of 2005. The increase in the Hubbing activity, with less stable characteristics in calls, compensated for the decrease in revenues from calls. Such decrease of revenues is apparent in light of the increase in the number of traffic minutes and is a result of the continuous price erosion of services. The results of the third quarter of 2006 were affected by the war in the north are not represented, neither in the revenues column, nor in the profitability line. In 2005, an extremely marginal increase in the revenues was registered with the increase from roaming services, compensation for the increase in revenues from Hubbing activity.

Results of the sector of international communication services (in thousand NIS):

Quarter	Q1/2004	Q2/2004	Q3/2004	Q4/2004	Q1/2005	Q2/2005	Q3/2005	Q4/2005	Q1/2006	Q2/2006	Q3/2006

Revenues	123,304	120,560	131,025	128,897	123,775	127,528	128,607	125,207	140,373	142,696	164,506
Rate of quarterly increase		(2.2)%	8.7%	(1.6)%	(4.0)%	3.0%	0.8%	(2.6)%	12.1%	1.7%	15.3%
EBITDA	24,779	15,765	17,409	19,851	18,860	19,756	16,640	16,615	20,508	21,291	18,739
Rate of EBIDTA	20.1%	13.1%	13.3%	15.4%	15.2%	15.5%	12.9%	13.3%	14.6%	14.9%	11.4%

*	Results of the third quarter of 2006 were affected by the war in the north. Special offers affected the profitability of the third quarter of 2006 and the fourth quarter of 2005.

The structure of the Company’s expenses indicates both an a high ability to increase efficiency and the ability to match expenses to revenues, due to the nature of the activity compared to foreign operators and compared to Bezeq and cellular companies in Israel.

The Company’s wage expenses as of the date of the grading totaled approx. NIS 177 million, forming approx. 20% of the Company’s expenses (with depreciation allowance). Upon the completion of the merger, the Company’s management intends to use the advantages of size embodied in the merger and substantially reduce manpower expenses. The savings, upon completion of the synergetic advantages, is expected to amount to approx. NIS 40 million.

In addition, expenses for reciprocal connectivity (payment to international operators for the end of international calls outgoing from abroad) and for in-land communication (payments to Bezeq the cellular companies and Paltel for the end of incoming international calls in Israel) are expenses connected with changes in the volume of movement. Meaning, undermining revenues of the ILD sector due to the decrease in the scope of traffic will lead to a parallel decrease in such expenses. In case of damage to the income due to price reduction, the ability to accommodate expenses to revenues will be highly limited.

Thousand NIS	Current situation		After increasing efficiency

Revenues	1,031,467		1,031,467
Expenses	921,816	89%	862,690	84%
Operational profit	109,651	11%	168,777	16%
EBIDTA	186,851	18%	226,277	22%

Balance for September 30, 2006 Proforma, which includes the implications of purchasing the activity of 012 Golden Linesand replacing the bank debt with bonds, indicates a equity capital portion and deferred shareholders’ loan to the totalbalance of 31%.

Details of the balance Proforma indicate assets of NIS 1,365 billion, an equity capital of NIS 276 million and a relatively high component of a long-term debt. The total financial debt will be NIS 531 million, 80% being a long-term debt and the remainder of NIS 91 million debts to suppliers. The relation between the equity capital and the total balance will be 20% without the deferred shareholders’ loan and 31% with the deferred shareholders’ loan. The relation of the debt to the CAP is expected to be 50%. Midroog estimated that considering the Company’s potential to increase efficiency and the ability to generate cash flow form coverage proportions (multiplies the debt to EBIDTA) in the range of 2-2.5. Such levels of coverage proportion are compatible to the nature of the Company’s activity.

The Company’s policy, according to the decision of the Board of Directors, regarding the balance currency exposure is to perform currency transactions in order to protect a minimum of 80% if all the balance currency exposure of the Company at any given time.

Most of the currency exposure of the Company is a balance exposure resulting from the excess of obligations indicted in Dollars over assets in Dollars. As of September 30, 2006, the scope of balance currency exposure was approx. 30 million Dollars. During 2005, 012 Golden Lines Ltd. did not act to protect such exposure and lost approx. NIS 20 million due to the increase in the rate of the Dollar. During 2006, upon payment of the shareholders’ loan linked to the Dollar, the scope of exposure substantially decreased. Recently with the purchase of shares in Golden Lines Ltd. the Company’s board of directors decided to authorize the Company’s management to occasionally conduct currency barters (spot and forward) and lead it to a minimum limit of 80% of all the balance currency exposure of the Company at any given time.

Future of grading

Factors which may improve grading
* Significant improvement in the financial strength of the Company
* Significant improvements in the coverage proportions of the Company’s debt

Factors which impair grading
* Dividend policy, which is not compatible with the scope of cash flow, created from the Company’s current activity after an investment
* Undermining the Company’s financial strength and/or the coverage proportions as a result of a deterioration in the financial results
* Undermining the Company’s financial strength and/or the coverage proportions as a result of a an aggressive leveraging policy

20.     Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations. We do not believe that the political and security situation has had any material impact on our business to date; however, this situation may affect us in the future. Any future armed conflict, political instability or violence in the region may have a negative effect on those research and development activities that we conduct in Israel and may adversely affect our share price.

Furthermore, there are a number of countries that restrict business with Israel and with Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Military Service

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45, including many of our executive officers and employees in Israel, are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

In recent years Israel has gone through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Although economic activity in Israel has improved recently, our operations could be adversely affected if the economic conditions in Israel begin to deteriorate again.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. Israel has also been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by these programs either duty free or at reduced tariffs.

Israel and the United States entered into a Free Trade Agreement, or FTA, in 1985. Under the FTA, most products receive immediate duty-free status. The FTA eliminated all tariff and some non-tariff barriers on most trade between the two countries in 1995. Israel became associated with the European Economic Community, now known as the European Union, under a 1975 Free Trade Agreement, which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years. Israel is a member of the European Union’s Sixth Research and Development Program, giving Israelis access to research and development tenders in the European Union countries. Since 1993, a free trade agreement has been in effect between Israel and the European Free Trade Association, or EFTA, whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement grants the exporting countries of EFTA trading with Israel conditions similar to those Israel enjoys with the United States.

In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India and other nations in Asia and Eastern Europe, with which Israel previously had not had such relations.

21.     Israeli Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Series A Debentures. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

General

The following discussion summarizes the material Israeli income tax consequences applicable to the purchase, ownership and disposition of our ordinary shares. This discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our ordinary shares.

Taxation of Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 29% on taxable income for the year 2005 and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. Under recently adopted legislation, taxes paid by Israeli companies will be gradually reduced to a rate of 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Ruling Issued by the Israeli Tax Authority

In order to effect the transfer of the Communications Business from Internet Gold to us on a tax free basis, the Israeli Tax Authority, or the ITA, issued a ruling confirming that the transfer of the Communications Business from Internet Gold to us and the transfer of the P-1000 website from us to Smile.Media were not taxable at the time of transfer in accordance with Section 105 and 104B(f) of the Israeli Tax Ordinance. According to the ruling and the relevant provisions of the Israeli Tax Ordinance, the deferral of taxes as a result of these transactions is conditioned upon complying with the following terms through the end of 2008:

—	We are required to continue to operate the Communications Business;

—	We may not sell more than 50% of the assets that were transferred to us from Internet Gold;

—	Internet Gold may not sell ordinary shares constituting more than 10% of its holdings in us; and

—	We may not issue shares constituting more than 20% of our outstanding share capital, provided that we may issue up to 50% of our outstanding share capital as part of public offerings if Internet Gold continues to hold at least 50% of our ordinary shares.

Failure to comply with these conditions will cause the transactions to be taxable and the applicable taxes with respect to the deemed sale of the P-1000 website will be collected from us. In addition, in certain circumstances, the ITA may collect from us tax liabilities of Internet Gold.

The ruling and the relevant provisions of the Israeli Tax Ordinance limit our ability to utilize net operating losses. We can utilize net operating losses accrued prior to March 2006 only over a period of 5 years and in each year for not more than the lower of: (i) 20% of such accrued losses; or (ii) 50% of our taxable income in that year. In addition, we are precluded from deducting any expenses related to the reorganization, and, until the end of 2008, we cannot deduct losses in an amount equal to the fair market value of the P-1000 website.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

—	When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index;

—	If the depreciated cost of the company’s fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income; and

—	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

The Ministry of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. The Ministry of Finance made no such determination in respect of 2005.

The Israeli tax ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” (as defined in the Investments Law) that maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Ministry of Finance, to base their tax returns on their operating results as reflected in their U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company (1) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors are held by persons who are not residents of Israel, and (2) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election. We believe that we may qualify as a “Foreign Investment Company” within the meaning of the Investments Law . We have elected to measure our results for tax purposes based on the U.S. dollar exchange rate as of January 1, 2006.

Taxation of our Debentureholders

Taxation of Non-Israeli Debenture holders on Receipt of Interest payment

Non-residents of Israel are generally subject to Israeli income tax on the receipt of interest payments paid on our Series A Debentures at the rate of 20% which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on interest paid to a holder of our Series A Debentures who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. Furthermore, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company. Investors should consult their own tax advisors to determine if they are eligible for benefits under the U.S. Israel Tax Treaty.

22.     Legal Matters

The validity of the Series A Debentures being offered by this prospectus and other legal matters concerning this prospectus relating to Israeli law will be passed upon for us by Shibolet & Co. Certain legal matters in connection with this prospectus relating to United States law will be passed upon for us by Carter Ledyard & Milburn LLP.

23.     Experts

The combined financial statements of 012 Smile.Communications Ltd. as of December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006 have been included in this prospectus herein and in the registration statement, in reliance upon the report of Somekh Chaikin, independent registered public accounting firm, a member firm of KPMG International, and Kost Forer Gabbay & Kasierer, independent registered public accounting firm, a member firm of Ernst & Young Global appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

The financial statements of 012 Golden Lines as of December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006 have been included in this prospectus, and in reliance upon the report of Kost Forer Gabbay & Kasierer a member firm of Ernst & Young Global, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

BDO Ziv Haft Consulting & Management Ltd., an independent valuation expert, appraised the assets and liabilities of 012 Golden Lines for inclusion in the combined balance sheet of 012 Smile.Communications Ltd. as of December 31, 2006.

24.     Enforceability of Civil Liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Shibolet & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	The judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel.

—	The foreign court is not prohibited by law from enforcing judgments of Israeli courts.

—	Adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence.

—	The judgments and the enforcement of the civil liabilities are not contrary to the law, public policy, security or sovereignty of the State of Israel.

—	The judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties.

—	An action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

—	The obligations under the judgment are enforceable according to the laws of the State of Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

25.     Where You Can Find Additional Information

We have published in the Securities and Exchange Commission a Prospectus Pursuant to Rule 424(b)(4) relating to an offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N. E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this website at http://www.sec.gov.

we are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Securities Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K material documents required to be published or that are published in Israel.

26.     Financial Statements

012 Smile.Communications Ltd.

Financial Statements

As of December 31, 2006
and
As of June 30, 2007

012 Smile.Communications Ltd.

Combined Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
012 Smile.Communications Ltd.

We have audited the accompanying combined balance sheets of 012 Smile.Communications Ltd. (hereinafter - the “Company”) as of December 31, 2006 and 2005, and the related combined statements of operations, changes in Parent Company investment and cash flows, for each of the years in the three-year period ended December 31, 2006. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the financial statements of 012 Golden Lines Ltd. a combined subsidiary which statements reflect total assets constituting 35% of the total combined assets as of December 31, 2006. Those financial statements were audited by another independent registered public accounting firm whose report was furnished to us, and our opinion, insofar as it relates to amounts included for 012 Golden Lines, is based solely on the report of the other independent registered public accounting firm.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other independent registered public accounting firm, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in the United States.

The accompanying combined financial statements as of and for the year ended December 31, 2006 has been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the combined financial statements expressed in NIS have been translated into dollars on the basis set forth in Note 2 of the notes to the combined financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

July 10, 2007, except for Note 14 as to which the date is October 10, 2007

012 Smile.Communications Ltd.

Combined Balance Sheets (in thousands)

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	December 31
			December 31 2006	June 30 2007	June 30 2007
	2005	2006

				Unaudited	Unaudited

	NIS	NIS	US$	NIS	US$

Current assets
Cash and cash equivalents	-	37,987	8,940	47,518	11,183
Short-term investments	804	883	208	418	98
Trade receivables, net of allowance for doubtful accounts of NIS 5,261 and NIS 6,363 at December 31, 2005 and 2006, and NIS 7,122 at June 30, 2007 (Unaudited)	49,413	193,852	45,623	201,797	47,493
Parent Company receivable	-	325	76
Related parties receivables	1,543	2,012	474	6,037	1,421
Prepaid expenses and other current assets	8,734	21,920	5,159	23,441	5,517
Deferred taxes	2,159	3,445	811	5,417	1,275

Total current assets	62,653	260,424	61,291	284,628	66,987

Long-term trade receivables	-	2,951	694	1,800	424
Deferred taxes	17,331	15,650	3,683	16,219	3,817
Assets held for employee severance benefits	6,247	15,924	3,747	18,359	4,321
Property and equipment, net	31,980	155,367	36,566	157,204	36,998
Other assets, net	105,008	276,219	65,008	285,059	67,088
Other intangible assets, net	201	234,871	55,277	218,624	51,453
Goodwill	-	410,156	96,530	410,156	96,530

Total assets	223,420	1,371,562	322,796	1,392,049	327,618

Liabilities and Parent Company investment
Current liabilities
Short-term bank credit	448	331,639	78,051	150,639	35,453
Current maturities of long-term obligations	35,139	11,497	2,706	6,607	1,555
Payables in respect of 012 acquisition	-	584,621	137,590	-	-
Accounts payables	8,859	149,020	35,072	183,837	43,266
Parent Company payables	593	-	-	3,910	920
Other payables and accrued expenses	18,662	66,322	15,609	79,045	18,603

Total current liabilities	63,701	1,143,099	269,028	424,038	99,797

Long-term liabilities
Debentures	-	-	-	426,726	100,430
Loan from the Parent Company	-	-	-	102,893	24,216
Long-term obligations	10,171	2,871	676	6,083	1,432
Long-term trade and other payables	-	1,365	321	6,904	1,624
Deferred taxes	-	49,855	11,732	49,145	11,566
Liability for employee severance benefits	13,011	29,823	7,019	31,253	7,356

Total long-term liabilities	23,182	83,914	19,748	623,004	146,624

Commitments and Contingencies (Note 17)

Parent Company investment	136,537	144,549	34,020	345,007	81,197

Total liabilities and Parent Company investment	223,420	1,371,562	322,796	1,392,049	327,618

The accompanying notes are an integral part of the combined financial statements.

012 Smile.Communications Ltd.

Combined Statements of Operations

(in thousands except per share data)

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)

	Year ended December 31			Year ended December 31	Six month period ended June 30		Six month period ended June 30

	2004	2005	2006	2006	2006	2007	2007

					Unaudited	Unaudited	Unaudited

	NIS	NIS	NIS	US$	NIS	NIS	US$

Revenue*	182,215	244,376	343,086	80,745	158,090	551,298	129,748

Cost and operating expenses:
Cost of revenue**	77,295	136,856	224,565	52,851	101,700	387,352	91,163
Selling and marketing	66,235	60,595	59,864	14,089	30,354	78,168	18,397
General and administrative	17,389	22,859	22,921	5,394	11,301	26,524	6,242
Impairment and other charges	-	-	10,187	2,398	-	1,907	449

Total operating expenses	160,919	220,310	317,537	74,732	143,355	493,951	116,251

Operating income	21,296	24,066	25,549	6,013	14,735	57,347	13,497
Financial income	1,894	1,197	1,829	430	858	2,532	596
Financial expenses	430	6,539	19,095	4,494	3,170	26,292	6,188

Income before income taxes	22,760	18,724	8,283	1,949	12,423	33,587	7,905
Income tax expenses	8,371	6,972	10,315	2,428	4,100	12,426	2,925

Net income (loss)	14,389	11,752	(2,032)	(479)	8,323	21,161	4,980

Earnings (loss) per share
Basic and diluted earnings per share (in NIS)	0.78	0.64	(0.11)	(0.03)	0.45	1.15	0.27

Weighted average number of ordinary shares used in calculation of basic and diluted earnings per share	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000	18,370,000

*

Includes revenues from related parties of NIS 1,870, NIS 2,541 and NIS 2,496 for the year ended December 31, 2004, 2005 and 2006, respectively and NIS 1,014 and NIS 1,953 for the six month periods ended June 30, 2006 and 2007, respectively.

**

Includes cost of revenue from related parties of NIS (113), NIS (175) and NIS 62 for the year ended December 31, 2004, 2005 and 2006, respectively and NIS (284) and NIS (126) for the six month periods ended June 30, 2006 and 2007, respectively.

The accompanying notes are an integral part of the combined financial statements.

012 Smile.Communications Ltd.

Statements of Changes in Parent Company Investment

	Share capital					Convenience translation into US dollars (Note 2)
			Parent Company Investment
	Number of shares	Amount		Retained Earnings	Total

	NIS 0.1 par value	NIS in thousands				US$ in thousands

Balance as of January 1, 2004	18,370,000	1,837	3,803	-	5,640

Changes during 2004:
Net income	-	-	-	14,389	14,389
Capital return to Parent Company	-	-	-	(14,389)	(14,389)
Contribution from Parent Company	-	-	81,212	-	81,212

Balance as of December 31, 2004	18,370,000	1,837	85,015	-	86,852

Changes during 2005:
Net income	-	-	-	11,752	11,752
Capital return to Parent Company	-	-	-	(11,752)	(11,752)
Contribution from Parent Company	-	-	49,685	-	49,685

Balance as of December 31, 2005	18,370,000	1,837	134,700	-	136,537	32,134

Changes during 2006:
Net income (loss)	-	-	-	(2,032)	(2,032)	(479)
Contribution from Parent Company	-	-	8,012	2,032	10,044	2,364

Balance as of December 31, 2006	18,370,000	1,837	142,712	-	144,549	34,019

Changes during the period (unaudited):
Net income	-	-		21,161	21,161	4,980
Contribution from Parent Company	-	-	179,297	-	179,297	42,198

Balance as of June 30, 2007 (unaudited)	18,370,000	1,837	322,009	21,161	345,007	81,197

The accompanying notes are an integral part of the combined financial statements.

012 Smile.Communications Ltd.

Combined Statements of Cash Flows (in thousands)

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)

	Year ended December 31				Six month period ended June 30		Six month period ended June 30 2007
				Year ended December 31 2006
	2004	2005	2006		2006	2007 (as restated)*

					Unaudited	Unaudited	Unaudited

	NIS	NIS	NIS	US$	NIS	NIS	US$

Cash flows from operating activities:
Net income (loss)	14,389	11,752	(2,032)	(479)	8,323	21,161	4,980

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	19,504	22,819	21,433	5,045	11,543	55,118	12,972
Deferred taxes	(18,010)	2,525	(94)	(22)	43	(3,251)	(765)
Accrued interest on debentures						7,176	1,689
Increase (decrease) in allowance for doubtful accounts	(203)	375	1,102	260	602	759	179
Increase (decrease) in employee severance benefits, net	1,248	992	(135)	(31)	(686)	(1,005)	(237)
Gain on disposition of property and equipment	(413)	(188)	-	-
Impairment and other charges	-	-	8,202	1,930	-	-	-
Exchange rate difference on long-term obligations	1,434	3,948	(1,361)	(320)	(540)	1,620	381
Changes in short-term investments	-	(804)	(79)	(19)	(460)	465	109
Changes in assets and liabilities, net of effects of acquisitions:
Trade receivables including non current portion	(10,773)	(11,663)	(8,489)	(1,998)	(885)	(7,553)	(1,778)
Prepaid expenses and other current assets	3,635	(3,617)	(364)	(86)	442	(4,256)	(1,002)
Other assets, net	(1,407)	(477)	1,234	290	(6)	(127)	(29)
Accounts payable	7,820	(11,453)	18,947	4,459	8,789	31,197	7,342
Parent company payables, net	201	402	(918)	(216)	(2,506)	3,581	843
Other payables and accrued expenses	546	4,330	659	155	3,017	13,893	3,270

Net cash provided by (used in) operating activities	17,971	18,941	38,105	8,968	27,676	118,778	27,954

Cash flows from investing activities:
Purchase of property and equipment and other assets	(20,704)	(14,098)	(11,175)	(2,630)	(6,593)	(25,245)	(5,941)
Proceeds from sales of property and equipment	1,046	516	-	-	-	-	-
Purchase of a subsidiary company, net of cash acquired	-	-	(5,118)	(1,205)	-	(584,621)	(137,590)

Net cash used in investing activities	(19,658)	(13,582)	(16,293)	(3,835)	(6,593)	(609,866)	(143,531)

*

As discussed in Note 1, on December 31, 2006, the Company completed the acquisition of 012 Golden Lines Ltd. for a total consideration of NIS 598,422. The majority of the consideration for the acquisition was paid in January 2007 and March 2007 subsequent to the acquisition date. Amounts have been revised and the accompanying financial statements restated to reflect the payment of NIS 584,621 made in respect of the acquisition of 012 Golden Lines Ltd. as part of Net cash used in investing activities. Such amount has been reclassified out of Other payables and accrued expenses and into Purchase of a subsidiary company, net of cash acquired. Amounts for Other payables and accrued expenses, Net cash provided by operating activities, Purchase of a subsidiary company, net of cash acquired and Net cash used in investing activities for the six months ended June 30, 2007 were NIS (570,728), NIS (465,843), NIS 0 and NIS (25,245), respectively.

The accompanying notes are an integral part of the combined financial statements.

012 Smile.Communications Ltd.

Combined Statements of Cash Flows (in thousands) (cont’d)

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)

	Year ended December 31			Year ended December 31	Six month period ended June 30		Six month period ended June 30

	2004	2005	2006	2006	2006	2007	2007

					Unaudited	Unaudited	Unaudited

	NIS	NIS	NIS	US$	NIS	NIS	US$

Cash flows from financing activities:
Changes in short-term bank credit	(34,658)	(2,611)	41,552	9,779	(446)	(181,000)	(42,598)
Shareholders loans						100,640	23,686
Payments in respect of long-term finance arrangement	(30,487)	(40,681)	(35,421)	(8,336)	(21,028)	(22,097)	(5,201)
Issuance of debentures, net of issuance expense	-	-	-	-	-	423,779	99,735
Capital return to Parent Company	(14,389)	(11,752)	-	-	(8,323)	-	-
Contribution from Parent Company	81,212	49,685	10,044	2,364	8,714	179,297	42,198

Net cash provided by (used in) financing activities	1,678	(5,359)	16,175	3,807	(21,083)	500,619	117,820

Changes in cash and cash equivalents	(9)	-	37,987	8,940	-	9,531	2,243
Cash and cash equivalents at beginning of the year	9	-	-	-	-	37,987	8,940

Cash and cash equivalents at end of year	-	-	37,987	8,940	-	47,518	11,183

Supplemental information:

Interest paid	247	214	382	90	103	8,182	1,926

Taxes paid	-	-	-	-	-	-

Non-cash investing activities:

Acquisition of property and equipment and other assets on credit	69,920	-	7,545	1,776	248	12,172	2,865

The accompanying notes are an integral part of the combined financial statements.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 1 – General

012 Smile.Communications Ltd. (hereinafter “the Company”) is a wholly owned subsidiary of Internet Gold – Golden Lines Ltd. (“IGLD” or “the Parent Company”), a publicly traded corporation currently traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange (TASE). The Company commenced operations in 2000.

The Company is a communication services provider in Israel, focused on offering broadband and traditional voice services to residential and business customers, as well as to domestic and international communication services providers, or carriers.

On December 31, 2006, the Company acquired the entire outstanding share capital of 012 Golden Lines Ltd. (hereinafter “the 012 Acquisition”) for a total consideration of approximately NIS 598.4 million. The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007.

In addition, subsequent to the acquisition, the Company and 012 Golden Lines Ltd. (hereafter “012”) filed a request for a statutory merger of the two companies. Upon the completion of the statutory merger, all of the assets and liabilities of 012 will be merged into the Company and 012 will cease to exist as a separate legal entity. The statutory merger was approved by the Israeli court in February 2007. The statutory merger is contingent on being authorized as a tax free merger by the Israeli Tax Authorities. Such authorization is expected to be received during 2007.

On December 31, 2006, the Company and IGLD signed an agreement for the transfer of the assets, liabilities and operations related to the communication business of IGLD (the “Communication Business”) to the Company. On May 9, 2007, the transfer was authorized as a tax free transfer by the Israeli Tax Authorities.

The combined financial statements include the Company and its subsidiaries as well as certain assets, liabilities and related operations not owned by the Company during the reported periods which were transferred to the Company (the “Contribution”) by IGLD. The combined statements of operations include the historical results of the Communication Business within IGLD that were transferred to the Company. Because no direct ownership relationship existed among all the various units comprising the Communication Business and the Company, IGLD’s net investment in the Company is shown in lieu of shareholders’ equity in the combined financial statements.

Subsequent to the transfer of the Communication Business, IGLD and the Company entered into a series of supply and services agreements, pursuant to which IGLD and the Company provide a variety of services to each other. These services include distribution of certain of IGLD’s products, facilities, administrative and accounting services. Charges for these services are calculated based on the nature of the service involved (see Note 16).

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies

Basis of presentation

The combined financial statements are prepared in accordance with generally accepted accounting principles in the Untied States of America (“US GAAP”).

The combined financial statements have been derived from the financial statements and accounting records of IGLD using the historical results of operations and historical basis of the assets and liabilities of the Communication Business. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company’s future results of operations, financial position and cash flows, or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. The combined financial statements include allocations of certain of IGLD’s corporate headquarters assets, liabilities and expenses directly relating to the Communication Business that were transferred to the Company from IGLD. In addition, general corporate overhead has been allocated to the Company either based on the ratio of the Communication’s costs and expenses to IGLD total costs and expenses or based on the Communication’s revenue as a percentage of IGLD’s total revenue.

General corporate overhead primarily includes cash management, legal, accounting, insurance, public relations, advertising and data services and amounted to NIS 2,093, NIS 2,478, NIS 3,452, NIS 2,005 and NIS 2,760 for the years ended December 31, 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007, respectively. The costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone company.

IGLD uses a centralized approach to cash management and the financing of its operations. Cash deposits from the Communication Business are transferred to IGLD on a regular basis and are netted against the Parent Company investment account. As a result, none of IGLD’s cash, cash equivalents or debt at the corporate level have been allocated to the Company in the combined financial statements. Cash and cash equivalents in the combined financial statements represents amounts held by the Company. Changes in the Parent Company investment represent IGLD’s contribution of its net investment after giving effect to the net income of the Company plus net cash transferred to or from IGLD.

The Company began accumulating its retained earnings from January 1, 2007, following the date on which IGLD transfer to the Company of all of the assets and liabilities relating to the Company’s business.

The Company’s income taxes are calculated on a separate tax return basis. Certain payments for income taxes of the Communication Business historically have been offset against IGLD’s tax losses and do not necessarily reflect what the Communication Business would have paid had it been stand-alone entity. The tax expense amounts shown in the combined statements of income have been calculated based on management’s estimate of what the Communication Business may have incurred had it been separate entity.

The financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in equity and cash flows of the Communication Business in the future or what they would have been had it been a separate, stand-alone entity during the years presented.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Basis of presentation (cont’d)

The unaudited interim combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting. Accordingly, they do not include certain information and note disclosures required by generally accepted accounting principles for annual financial reporting and should be read in conjunction with the combined financial statements and notes thereto included in the Annual Combined Financial Statements of the Company for the fiscal year ended December 31, 2006. All information included in the notes to the combined financial statements as of June 30, 2007 and for the six months ended June 30, 2007 is unaudited.

The unaudited interim financial statements reflect all adjustments (of a normal and recurring nature) which management considers necessary for a fair presentation of the results of operations for these periods. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

Reporting principles

The functional currency of the Company is the local currency, New Israeli Shekels (“NIS”). The Company prepares and presents its financial statements in NIS.

Transactions and balances denominated in NIS are presented at their original amounts. Transactions and balances, not denominated in NIS, have been remeasured into NIS in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” of the Financial Accounting Standards Board (FASB).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the combined statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

Effect of changes in foreign currency exchange rates:

	December 31 2004	December 31 2005	December 31 2006	June 30 2007

Exchange rate of US$ in NIS	4.308	4.603	4.225	4.249
Change of exchange rate of US$ in %	(1.6)%	6.9%	(8.2)%	0.6%

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management involve the assessment of collectibility of accounts receivable and the determination of the allowance for doubtful accounts, the allocation of corporate overhead, the computation of the Company’s effective tax rate and deferred tax assets and liabilities, and the valuation and useful life of its long-lived assets. Actual results may differ from those estimates.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Convenience translation

For the convenience of the reader, the reported NIS figures as of and for the year ended December 31, 2006 and as of and for the six month period ended June 30, 2007 have been presented in thousands of U.S. Dollars translated at the representative rate of exchange as published by the Bank of Israel as of June 30, 2007 (NIS 4.249 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Principles of Combination and Consolidation

The combined financial statements include the Communication Business’ activities together with majority-owned or otherwise controlled subsidiaries of IGLD. All material intercompany transactions and balances between and among the Communication Business and the Company have been eliminated. Transactions between the Communication Business and other members of the IGLD Group are included in these financial statements. The Company includes the results of operations of 012 starting from the date of acquisition by the Company.

Cash and cash equivalents

The Company considers as cash equivalents all highly-liquid investments, including short-term bank deposits with an original maturity of three months or less, which are not encumbered by a lien.

Allowance for doubtful accounts

The financial statements include an allowance for doubtful accounts which properly reflects, in management’s estimation, the potential loss from non-collection of accounts. The Company provides for doubtful accounts on the basis of its experience in collecting past debts, as well as on the basis of information available to the management of the Company about specific customers.

Property and equipment

Property, plant and equipment are stated at cost, including direct costs necessary to prepare the asset for its intended use. Maintenance and repair costs are charged to expense as incurred. The cost of significant renewals and improvements is capitalized to the carrying amount of the respective fixed asset.

The Company capitalized certain costs incurred in connection with developing or obtaining internal use software in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” of the American Institute of Certified Public Accountants. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. These capitalized software costs are included in “Property and equipment” in the combined balance sheets. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred. On December 31, 2006, as result of the 012 acquisition, the Company impaired and wrote-off the majority of its capitalized software development cost for internal use which was under development at that time.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Property and equipment (cont’d)

Annual depreciation rates are as follows:

%

Network equipment and computers	15-33
Furniture and office equipment	6 – 15
Motor vehicles	15
Leasehold improvements	Shorter of the lease
term or the useful life
of the asset (mainly 10)

Other assets, net

Other assets, net consist of licenses, right of use (ROU) of international fiber optic cables, and prepaid expenses. Licenses are stated at cost and are amortized over their estimated useful lives by the straight-line method starting at the time such licenses were put into service and will continue until the expiry date of the licenses which range from 5 months to 20 years.

ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement which range from 15-20 years.

The useful lives of certain ROU were revised in 2007 to include the renewal option as well. The useful lives were revised in light of the Company’s and 012’s successful broadband and traditional voice service offering, and the lack of any genuine alternative technologies that have emerged to support these services other than the existing fiber optic cables. The impact on subsequent accounting periods of extending the useful lives of these assets will depend on new inflows of such assets. Accordingly, no specific forecasts can be made with respect to future trends. This led to a decrease of NIS 5,022 in the amortization expenses for the period of six months ended June 30, 2007.

Payments in advance for operating lease of cables are presented at cost and are charged to operations on a straight-line basis over the term of the operating lease (five years).

Prepaid expenses also include commissions paid to a bank for a guarantee to the Ministry of Communication in Israel related to the international telephone service license and is amortized over the term of the guarantee.

Intangible assets and long-lived assets other than goodwill

Intangible assets other than goodwill and customer relationships are carried at cost less accumulated amortization. Intangible assets other than customer relationships are generally amortized on a straight-line basis over the useful lives of the respective assets, generally 8 to 20 years. Customer relationships are amortized over 8-10 years according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship. Long-lived assets and certain identifiable amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. No impairment charges were recorded during 2004 and 2005. In 2006 as result of the 012 Acquisition, the Company wrote-off certain redundant capitalized software for internal use in the amount of NIS 8.2 million.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Goodwill and indefinite lived intangible assets

Goodwill represents the excess of cost over fair value of net tangible and intangible assets acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually at the reporting unit level (operating segment or one level below an operating segment) and between annual tests in certain circumstances in accordance with the provisions of FASB SFAS No. 142 “Goodwill and Other Intangible Assets”. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting units with the reporting unit’s carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

The Company has established December 31 as its annual impairment testing date. No impairment charges were recorded in any of the reporting periods for goodwill and indefinite lived intangible assets.

Revenue recognition

Revenue derived from usage of the Company’s networks, including business, residential and carrier long distance traffic, data and Internet traffic services revenues is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or product delivered and collectibility of the resulting receivable is reasonably assured.

For traditional voice services, revenue is earned based on the number of minutes of a call and is recorded upon completion of a call. Revenue for a period is calculated based on information received through the Company’s network switches. Revenue on prepaid calling cards is recognized as service is provided until expiration when all unused minutes, which are no longer available to the customers, are recognized as revenue.

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web hosting. These fees are recognized as services are provided. The Company records payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband and dial-up access, as deferred revenue until such related services are provided.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Revenue recognition (cont’d)

The Company also offers value-added services including web faxing, anti-spam and anti-virus. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees. Revenues from enhanced features and optional services are recognized when earned.

Revenues from sales of equipment such as routers, that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. Pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company determined that the sale of equipment with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for equipment, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenue, based on their relative fair value, upon the delivery of the equipment to the subscriber and when all other revenue recognition criteria are met. Consideration for services is recognized as services revenue, when earned.

The Company reports any taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between the Company and a customer on a net basis (excluded from revenues).

Advertising costs

Advertising costs included in sales and marketing expenses, which include the costs associated with the Company’s online and offline advertising campaigns, are expensed as incurred and amounted to NIS 40.4 million, NIS 27.2 million, NIS 29 million, NIS 14.1 and NIS 24.2 for the years ended December 31, 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007, respectively.

Income taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”), which requires use of the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or the entire deferred tax asset will not be realized.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Earnings per share

Basic income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) available to ordinary shareholders by the sum of the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share (“Diluted EPS”) give effect to all potential dilutive ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options and warrants would be computed using the treasury stock method. During the years ended December 31, 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007 there were no outstanding stock options or warrants.

Financial instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2005 and 2006 and the six month period ended June 30, 2007, the carrying amounts of cash and cash equivalents approximate their fair values, due to the short-term maturities of these instruments. With regard to non-current financial assets and long-term liabilities, there is no material difference between the value recorded in the Company’s books of account and their fair value.

Derivative financial instruments

The Company uses derivative financial instruments such as forward currency contracts to hedge certain of its risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value. As the derivative financial instruments used by the Company do not qualify for hedge accounting according to SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities”. Any changes in the fair value are recognized in operations in the period of change arising from such derivatives are recognized in the statements of operations.

The Company enters into commercial contracts (mainly for operating leases of premises) in which a foreign currency derivative instrument is “embedded” within the contract. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. The embedded foreign currency derivatives are marked to market each reporting period in the statement of operations.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents and trade receivables. Cash and cash equivalents are maintained at financial institutions in Israel. Management believes that the financial institutions that hold the Company’s cash and cash equivalents are financially sound and accordingly, minimal credit risk exists with respect to these investments. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company does not generally require collateral from its customers and substantially all of its trade receivables are unsecured. For all reported periods, no single customer accounted for more than 10% of the Company’s revenues or for more than 10% of the Company’s accounts receivable.

Recent accounting pronouncements

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, which addresses the accounting and reporting for changes in accounting principles and replaces APB 20 and SFAS 3. SFAS 154 requires retrospective application of changes in accounting principles to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS No. 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not impact the results of operations or the Company’s financial position for any period presented.

In July 2006, the FASB issued Financial Accounting Standards Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Additional disclosures required under FIN 48 are included in Note 15G.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Recent accounting pronouncements (cont’d)

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”, (“SFAS No. 157”). SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but does not create any new fair value measurements. SFAS No. 157 is effective in the first quarter of fiscal years beginning after November 15, 2007. The Company is currently evaluating how the adoption of this standard may affect its combined financial statements.

In February 2007, the FASB issued FASB Statement No. 159 (“SFAS No. 159”), The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 159 will have on its combined results of operations and financial condition.

Note 3 – Acquisitions

As at December 31, 2006, the Company acquired 100% of the outstanding share capital of 012 Golden Lines Ltd. (hereinafter “the 012 Acquisition”) for a total cash consideration of approximately NIS 598.4 million (including NIS 1.1 million of direct acquisition cost). The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007 including interest of 6.5% since the dates the agreements were signed.

On July 25, 2006, the Company signed an agreement for the acquisition of 60% of the issued share capital of 012; the acquisition was subject among other things to the regulatory approval of the Israeli Anti Trust Commission. On December 20, 2006, an amendment to the aforementioned agreement was executed, according to which the Company acquired an additional 37.72% of the issued share capital of 012. In addition, in December 2006, a share purchase agreement was signed between the Company and a minority interest shareholder in 012 (hereinafter: “Mirabline”) for the purchase of the remaining 2.28% of the issued share capital of 012. The Company also agreed that upon a successful completion of a public offering of the Company, Mirabline will be entitled to receive additional consideration which will be calculated by multiplying a factor of 1.28% by the excess of the value of the Company in the public offering over $200 million.

The acquisition date was determined to be the closing date, December 31, 2006, when all required approvals for the acquisition including the antitrust commission and all debtors and others were obtained.

The application of purchase accounting under FAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 – Acquisitions (cont’d)

The assets and liabilities of 012 have been appraised for inclusion in the balance sheet based on their fair value which were determined based on a third party valuation expert, BDO Ziv Haft Consulting Management Ltd., as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimated replacement cost fair market value which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence for certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The Company has not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may results in an adjustment of goodwill.

The purchase price allocation for the 012 acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 – Acquisitions (cont’d)

The following table summarizes the preliminary estimated fair values of the 012 assets acquired and liabilities assumed and related deferred income taxes as of December 31, 2006, the acquisition date.

		Convenience translation into US Dollars (Note 2)

	012	012

	NIS	US$

Assets acquired
Current assets	159,027	37,427
Deferred taxes	1,168	275
Long-term assets	2,951	695
Assets held for employee severance benefits	9,616	2,263
Property and equipment	131,096	30,853
ROU of international fiber optic cables	173,219	40,767
Intangible assets not subject to amortization
Brand names	90,213	21,231
Intangible assets subject to amortization
Customer relationships	144,557	34,021
Licenses	2,332	549
Goodwill	410,156	96,530

Total assets acquired	1,124,335	264,611

Liabilities assumed
Current liabilities	456,150	107,355
Long-term liabilities	1,365	321
Deferred tax liabilities	51,512	12,123
Provision for employee severance benefits	16,886	3,974

Total liabilities assumed	525,913	123,773

Net assets acquired	598,422	140,838

The customer relationships will be amortized over 8-10 years according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship. Licenses acquired will be amortized over the contractual term of the license (20 years).

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated and for per share data)

Note 3 – Acquisitions (cont’d)

The following unaudited pro forma consolidated results of operations assume that the acquisition of 012 was completed as of January 1 for each of the periods shown below.

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)
	Year ended December 31			Six months period ended June 30 2006
					Six month period ended June 30 2006
			Year ended December 31 2006
	2005	2006

	NIS	NIS	US$	NIS	US$

Revenues	868,990	1,038,450	244,399	486,363	114,465

Net income (loss) from continuing operations	(2,126)	(21,617)	(5,088)	409	96

Net income (loss)	768	(16,835)	(3,962)	2,606	613

Earnings (loss) per share – basic and diluted in NIS	0.04	(0.92)	(0.22)	0.14	0.03

The unaudited pro forma information presents the combined operating results of the Company and 012, with the results prior to the acquisition date adjusted to include the pro forma impact of: the adjustment of amortization of intangible assets and depreciation of property and equipment based on the purchase price allocation; and the adjustment of interest expense reflecting the interest incurred to finance the acquisition of 012.

The unaudited pro forma basic and diluted earnings per share for 2005 and 2006 and for the six month ended June 30, 2006, are based on the basic and diluted weighted average shares of the Company.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 – Acquisitions (cont’d)

The following table reconciles the total cash considerations for the 012 acquisition to the total amount of cash paid, net of cash acquired, as presented in the statement of cash flows for the year ended December 31, 2006:

		Convenience translation into US Dollars (Note 2)

	NIS	US$

Working capital acquired except for cash and cash equivalents	(305,806)	(71,971)
Payables in respect of the 012 Acquisition (paid subsequent to December 31, 2006)	(584,621)	(137,590)
Property and equipment	131,096	30,853
ROU of international fiber optic cables	173,219	40,767
Other intangible assets	237,102	55,802
Goodwill	410,156	96,530
Other long-term assets	2,951	694
Deferred tax liabilities, net	(50,344)	(11,848)
Long term liabilities, net	(8,635)	(2,033)

Cash paid for the 012 Acquisition, net of cash acquired	5,118	1,204

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 4 – Property and Equipment, Net

Property and equipment consists of:

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)

	December 31	December 31	December 31	June 30	June 30
	2005	2006	2006	2007	2007

				Unaudited	Unaudited

	NIS	NIS	US$	NIS	US$

Network equipment and computers	86,264	199,610	46,978	217,332	51,149
Furniture and office equipment	24,328	29,872	7,030	31,839	7,493
Motor vehicles	612	848	200	850	200
Leasehold improvements	9,875	25,404	5,979	34,578	8,138

	121,079	255,734	60,187	284,599	66,980
Less - accumulated depreciation and amortization	89,099	100,367	23,621	127,395	29,982

	31,980	155,367	36,566	157,204	36,998

For the years ended December 31, 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007, the Company recorded NIS 12,628, NIS 13,840, NIS 12,192, NIS 6,976 and NIS 27,028 of depreciation and amortization expense on property and equipment, respectively.

Note 5 – Other Intangible Assets, Net

Consists of:

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)

	December 31	December 31	December 31	June 30	June 30
	2005	2006	2006	2007	2007

				Unaudited	Unaudited

	NIS	NIS	US$	NIS	US$

Customer relationships	302	144,859	34,092	144,859	34,092
Intangible assets not subject to amortization -
Brand names	-	90,213	21,232	90,213	21,232

	302	235,072	55,324	235,072	55,324

Less - accumulated amortization expenses	101	201	47	16,448	3,871

	201	234,871	55,277	218,624	51,453

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 5 – Other Intangible Assets, Net (cont’d)

For the year ended December 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007, the Company recorded NIS 101, NIS 101, NIS 100, NIS 49 and NIS 16,247 of amortization expenses on intangible assets.

The expected amortization expenses for identifiable intangible assets for the next five years are as follows:

NIS

2007	32,394
2008	27,735
2009	23,337
2010	18,952
2011	15,201

Note 6 – Goodwill

The changes in the carrying amount of goodwill for the reported periods are as follows (in thousands):

		Convenience translation into US dollars

		(Note 2)

	NIS	US$

Balance as of January 1, 2006	-	-
Acquisitions	410,156	96,530

Balance as of December 31, 2006	410,156	96,530

Balance as of June 30, 2007 (unaudited)	410,156	96,530

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 7 – Other Assets, Net

Composition

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)

	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007

				Unaudited	Unaudited

	NIS	NIS	US$	NIS	US$

ROU of international fiber optic cables	118,143	297,202	69,946	316,540	74,498
Licenses for telecommunication services	1,504	4,031	949	4,031	948
Other	2,699	1,465	345	2,810	661

	122,346	302,698	71,240	323,381	76,107
Less - accumulated amortization	17,338	26,479	6,232	38,322	9,019

	105,008	276,219	65,008	285,059	67,088

For the year ended December 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007, the Company recorded NIS 6,876 NIS 8,878, NIS 9,141, NIS 4,362 and NIS 11,843 of amortization expenses on other assets.

The expected amortization expenses for other assets will be NIS 23,400 for each of the next five years.

Note 8 – Short-Term Bank Credit

The short-term bank credit comprised of a revolving lines of credit that bears interest at a weighted average rate of 5.8% as of December 31, 2006, and at an annual rate ranging from 4.6% to 4.75% and an average rate of 4.65% as of June 30, 2007.

The Company’s credit lines as of December 31, 2006, were subject to financial covenants that were revised in 2007 to require that the parent company’s holdings in the Company will not be less than 51%.

As of December 31, 2006 and June 30, 2007, the Company was in compliance with its financial covenants and its unutilized portion of the lines of credit amounted to NIS 44.8 million and NIS 123.4 million, respectively.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 8 – Short-Term Bank Credit (cont’d)

The Company committed to the banks from which it received the above lines of credit not to record a pledge or lien on any of its assets without the consent of the banks (negative pledge). Total covered credit, as of December 31, 2006 and June 30, 2007, amounts to approximately NIS 290 million and NIS 90 million, respectively.

Note 9 – Debentures (Unaudited)

A.	Issuance of debentures

During the period of March 2007 to May 2007, the Company issued a total of NIS 425 million par value Series A debentures to institutional investors at par value. The debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The debentures bear annual interest at the rate of 5.85%, which will decrease after the debentures are listed for trading in the Tel Aviv Stock Exchange, to an annual interest that will be no higher than 4.75% and no lower than 4.25%, according to the rate determined in a tender.

The debentures have the following terms:

-

The Company is entitled to increase the series of the debentures and to issue additional series at the same terms, providing that this does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

-	The Company is prohibited from creating any liens on its assets of the Company without the prior approval of the general meeting of the debentures holders.

-

The Company will not repay all or any portion of its shareholders’ loans for as long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is more than two for the last four quarters.

-

The Company is entitled to make an early redemption of the debentures, in whole or in part, in the last two weeks of each quarter. The amount payable will be the higher of: the principal plus accrued interest and linkage differences as at that date; or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%.

-

The debentures holders are entitled to demand the immediate redemption of the debentures or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in the following events:

	a.	The winding-up, dissolution or liquidation of the Company.

	b.	Non-payment by the Company of the amounts required according to the terms of the debentures.

	c.	A foreclosure is imposed on the Company’s principal assets.

	d.	Breach of a material provision of the debentures.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 9 – Debentures (Unaudited) (cont’d)

As of the date of these financial statements the Company was in compliance with the financial covenants of the debentures.

In addition, according to the terms of the debentures, until the listing of the debentures for trading:

-

The holders of the debentures are entitled to demand the immediate redemption or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in each of the following events:

	a.	The debentures are awarded a credit rating lower than “A1”.

	b.	Eurocom Communications – the controlling shareholder of the Parent Company is no longer the controlling shareholder of IGLD.

-	A repayment of another series of debentures of a material amount also constitutes a right for immediate redemption for the holders of the debentures.

If the series is not listed for trading on the Tel Aviv Stock Exchange prior to December 5, 2007, regardless of the above, the holders of the debentures will be entitled during the period of December 5, 2007 until December 31, 2007 to demand the immediate redemption of the debentures. Starting January 1, 2008, the holders of the debentures will no longer be entitled to demand redemption of the debentures as result of the series not being listed for trading on the Tel Aviv Stock Exchange.

B.

In August 2007, the Company entered into a credit line facility with an Israeli Bank in the amount of NIS 425 millions. This credit facility will allow the Company to refinance any debentures that will be redeemable by the holders of the debentures during the period of December 5, 2007 until December 31, 2007. As a result of the credit line facility obtained in August 2007 and pursuant to the provisions of FAS No. 6 “Classification of short term obligations expected to be refinanced”, the Company presented the debentures as a long-term liability as of June 30, 2007.

Under the terms of the credit facility, the Company is entitled to draw up to NIS 425 millions until January 1, 2008. Amounts drawn until that date will be available for a period of 5 years and may not be repaid prior to January 1, 2009.

C.	Aggregate maturities are as follows:

June 30 2007

Unaudited

NIS

2007	-
2008	-
2009	53,125
2010	53,125
2011 and thereafter	318,750

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 10 – Loan from Parent Company

In 2007, the Company received a loan from IGLD. The loan bears annual interest at the prime rate as published by the Bank of Israel (5% at June 30, 2007). However IGLD and the Company have agreed that the due date will not be prior to October 1, 2008. In addition, under the terms of the debentures the repayment of this loan is subject to the Company meeting certain financial covenants, see Note 9.

Balance outstanding as of June 30, 2007 (Unaudited) is as follows:

		Convenience translation into US Dollars

		(Note 2)

	NIS	US$

Loan from Parent Company	102,893	24,216

Note 11 – Accrued Severance Liability

Pursuant to Israeli severance pay laws, the amount of Company’s liability to its Israeli employees is calculated based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

The assets held for employee severance include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. Severance pay expenses for the years ended December 31, 2004, 2005 and 2006 and the six month periods ended June 30, 2006 and 2007 were approximately NIS 2,295, NIS 2,590, NIS 2,705, NIS 1,454 and NIS 3,300, respectively.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 12 – Long-Term Obligations

Composition:

				Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)

		December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007
	Interest rate

					Unaudited	Unaudited

		NIS	NIS	US$	NIS	US$

Long-term finance arrangement (US$ denominated) see Note 17	*LIBOR +0.5%	45,310	14,368	3,400	12,690	2,987

Less: current maturities		(35,139)	(11,497)	(2,724)	(6,607)	(1,555)

		10,171	2,871	676	6,083	1,432

*	The LIBOR rate ranges from 3.1% to 4.8% for the reported periods.

Aggregate maturities are as follows:

	December 31 2006	June 30 2007

		Unaudited

	NIS	NIS

2007	11,497	6,607
2008	2,871	6,083

	14,368	12,690

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 13 – Other Payables and Accrued Expenses

Consist of:

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)

	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007

				Unaudited	Unaudited

	NIS	NIS	US$	NIS	US$

Provision and accrued expenses	8,454	36,868	8,677	36,660	8,628
Employee and payroll accruals	7,221	18,306	4,308	17,144	4,035
Government authorities and tax payable	1,720	5,621	1,323	23,101	5,437
Derivative financial instruments	1,267	3,927	924	868	204
Advance from customers	-	1,600	377	1,272	299

	18,662	66,322	15,609	79,045	18,603

Note 14 – Share Capital

All ordinary share and per share data included in these financial statements have been retroactively adjusted to reflect the increase in the authorized share capital, stock split and allotments of shares discussed below.

In September 2007 and on October 10, 2007, subsequent to the balance sheet date, the shareholders’ meeting of the Company resolved certain decisions regarding the share capital of the Company which resulted in the following:

1)	Reorganizing the share capital so that each ordinary share of NIS 1 par value would be split into 10 ordinary shares of NIS 0.1 par value.

2)	Increasing the authorized share capital from 13,800,000 ordinary shares of NIS 0.1 par value to 50,000,000 ordinary shares of NIS 0.1 par value.

3)

Issuing 17,815,860 fully paid shares of NIS 0.1 par value to the Parent Company in respect of the contribution of the assets and liabilities of the Communication Business which were not previously owned by the Company.

4)	Allotting 554,140 fully paid dividend shares of NIS 0.1 par value to the Parent Company.

Following the consummation of the above transactions, the Company has 18,370,000 ordinary shares of NIS 0.1 par value issued and fully paid.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 – Income Taxes

A.	Adjustments for inflation

Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (hereinafter – the Law), in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Israeli Consumer Price Index. The Laws effective as from the 1985 tax year. The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis. However, adjustment of the historical income pursuant to the provisions of the tax laws is not in accordance with U.S. GAAP. As a result, differences arise between the reported income appearing in the financial statements and the inflation adjusted income reported for tax purposes.

B.	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005” (hereinafter –2005 Amendment). The 2005 Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. The current taxes and the deferred tax balances as of December 31, 2005 and 2006 and June 2007 are calculated in accordance with the tax rates that were in effect after the 2005 Amendment.

C.

Neither the Company nor its subsidiaries received any final tax assessments since incorporation. In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including 2002 tax year may be regarded as final.

D.	The income tax expense (benefit) presented in the statement of operations are as follow:

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)

	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007

	2004	2005	2006		2006	2007

					Unaudited	Unaudited	Unaudited

	NIS	NIS	NIS	US$	NIS	NIS	US$

Current taxes	8,331	6,857	10,399	2,447	4,057	15,108	3,556
Deferred taxes	40	115	(84)	(19)	43	(2,682)	(631)

	8,371	6,972	10,315	2,428	4,100	12,426	2,925

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 – Income Taxes (cont’d)

E.	A reconciliation of the theoretical tax expense computed on the pre-tax income at the statutory tax rate to the actual income tax provision is as follows:

				Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)

	Year ended December 31			Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007

	2004	2005	2006		2006	2007

					Unaudited	Unaudited	Unaudited

	NIS	NIS	NIS	US$	NIS	NIS	US$

Income before income tax as per income statements	22,760	18,724	8,283	1,949	12,423	33,587	7,905
Primary tax rate	35%	34%	31%	31%	31%	29%	29%

Tax calculated according to primary tax rate	7,966	6,366	2,568	604	3,851	9,740	2,292

Increase (decrease) in tax resulting from:
Permanent differences in respect of losses on hedge transactions	-	-	5,000	1,177	-	-	-
Non-deductible expenses	261	412	278	65	139	781	184
Effect of change in tax rate	404	486	139	33	139	545	128
Changes in valuation allowance	-	-	2,600	611	-	125	30
Inflationary adjustments and other differences	(260)	(292)	(270)	(62)	(29)	1,235	291

Income tax expense	8,371	6,972	10,315	2,428	4,100	12,426	2,925

F.	Deferred taxes consist of:

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)

	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007

				Unaudited	Unaudited

	NIS	NIS	US$	NIS	US$

Deferred tax assets:
Provision for employee benefits, net	2,219	4,928	1,160	4,947	1,164
Allowance for doubtful debts	1,631	3,680	866	3,630	855
Tax loss and capital loss carryforward	15,640	19,811	4,663	19,944	4,694
Property and equipment and other assets, net	-	3,002	707	3,435	808
Other	-	386	90	-	-

Total gross total deferred tax assets	19,490	31,807	7,486	31,956	7,521
Valuation allowance	-	(3,600)	(847)	(3,725)	(877)

Net deferred tax assets	19,490	28,207	6,639	28,231	6,644
Deferred tax liabilities:
Intangible asset	-	58,967	13,877	55,740	13,118

Total gross deferred tax liabilities	-	58,967	13,877	55,740	13,118

Net deferred tax assets (liabilities)	19,490	(30,760)	(7,238)	(27,509)	(6,474)

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 – Income Taxes (cont’d)

All income before income tax expenses are from Israeli sources.

As of December 2006 and June 2007, the Company has historical operating loss carryforwards for tax purposes of approximately NIS 59,000 and a capital loss carryforward of NIS 8,300 and the Company’s subsidiaries have operating losses carryforwards for tax purposes approximately NIS 5,936. These operating loss carryforwards are linked to the Israeli Consumer Price Index and have no expiry date.

The Company’s management has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management with respect to the consideration of positive and negative factors including benefits that could be realized from available tax strategies and future taxable income. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards.

In assessing the need for a valuation allowance, the Company has evaluated all positive and negative evidence, including the work plans of management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting its future forecasted taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, the Company has recorded a valuation allowance against the deferred tax assets of the Company’s capital loss carryforwards and its subsidiary’s operating loss carryforwards.

G.	Accounting for Uncertainty in Income Taxes (unaudited)

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 – Income Taxes (cont’d)

G.	Accounting for Uncertainty in Income Taxes (unaudited) (cont’d)

The Company adopted the provisions of FIN 48 as of January 1, 2007 and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting FIN 48.

As of January 1, 2007, the Company had unrecognized tax benefits of approximately NIS 7.6 million, of which NIS 5.0 million would result in a reduction of the Company’s effective tax rate. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and for the six-month period ended June 30, 2007, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiaries file income tax returns in Israel only. As of January 1, 2007, the Israeli tax returns of the Company and its subsidiaries are open to examination by the Israeli tax authorities for the tax years of 2003 through 2006.

Note 16 – Related Parties

A.	Related party transactions and balances

Related parties are comprised of the Parent Company and principal shareholders of the Parent Company (holders of 10% and above of the Parent Company’s share capital), their subsidiaries and affiliates as well as affiliates of the Company.

The Company and the Parent Company and its subsidiaries are engaged in transactions with each other in the ordinary course of their respective businesses at regular commercial terms.

All related party balances appear within the Due (to) from related party balances and the Parent Company payables.

The Company conducts transactions with additional related parties other than the Parent Company and its subsidiaries, as detailed below:

(a)	Sale of communication services to related parties.

(b)	Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.

(c)	Rental of certain office premises from a related party.

(d)	Advertising through related parties.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 16 – Related Parties (cont’d)

B.	Balances due to related parties in the balance sheets as follows:

			Convenience translation into US Dollars (Note 2)		Convenience translation into US Dollars (Note 2)

	December 31 2005	December 31 2006	December 31 2006	June 30 2007	June 30 2007

				Unaudited	Unaudited

	NIS	NIS	US$	NIS	US$

Current Assets
Parent Company receivables	-	325	76	-	-

Related parties receivables	1,543	2,012	474	6,037	1,421

Current liabilities
Parent Company payables	593	-	-	3,910	920

C.	Average outstanding Parent Company balances

For the year ended December 31, 2005 and 2006 and the six month period ended June 30, 2007, net outstanding balances presented in balance sheet as Parent Company payables were NIS 433 for 2005 and NIS 498 as a Parent Company receivable for 2006 and 5,909 as payables for the six months ended June 30, 2007. No interest expenses were charged on these balances during these periods.

D.	Related party transactions were reflected in the statements of operations as follows:

			Convenience translation into US Dollars (Note 2)			Convenience translation into US Dollars (Note 2)

	Year ended December 31		Year ended December 31 2006	Six month period ended June 30		Six month period ended June 30 2007

	2005	2006		2006	2007

				Unaudited	Unaudited	Unaudited

	NIS	NIS	US$	NIS	NIS	US$

Financing expense (income)	-	-	-	-	2,253	530

Selling and marketing expense	490	3,721	876	1,581	788	185

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Contingent Liabilities, Commitments and Guarantees

A.	Contingent liabilities

1.

On September 2, 2007, a motion for a class action suit was filed with the Tel Aviv District Court against several owners leading E-commerce sites in Israel, including the Company which used to operate the website www.P1000.co.il. until the Communication Business was transferred to the Company on December 31, 2006. The E-commerce site and operations were transferred on December 31, 2006 to Smile.Media Ltd., a subsidiary of the Parent Company.

The petitioners claim that these sites have deceived and defrauded participants in online auctions.

The petitioners claims that these websites defrauded participants in auctions by unrightfully preventing them from winning products that the sites determined were “underpriced”. The petition also claims that this practice was carried out through the use of fictitious bidders during the auction process.

In addition to the lawsuit, the petitioners are asking for a temporary injunction to prevent the websites from amending, erasing, or disposing of any auction or sales data that is in their possession, in order to enable the petitioners to discover the extent of the alleged fraud and related damages.

The respondents have not yet filed their statement of defense or response with respect to these petitions.

At this stage it is impossible to estimate what if any, potential liability or costs may be incurred in connection with these petitions.

2.

On January 2, 2005, a claim was submitted against 012 and three other companies regarding infringement of patent owned by the plaintiffs alleging breach of duties stipulated by law. The plaintiffs’ demands include payment of reasonable royalties for which the defendants would have been liable had they been granted the license to utilize the patent in scopes that had been infringed upon, punitive damages and all expenses related to the lawsuit, linked to the Israeli CPI and with interest. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the technology seeking indemnification and compensation for any liability that may be imposed in the context of the lawsuit. Similar proceedings have been initiated by the plaintiffs in other countries, including the United Kingdom and the United States, against other telecommunication companies. Some telecommunication companies, including one of the defendants named in the 2005 claim, have settled with the plaintiffs whereas other telecommunication companies have refused to settle and are continuing to litigate. The Company included in its financial statements a provision for the claim which, according to management’s estimation based on the advice of its legal counsel, is sufficient to carry any possible losses from the claim.

3.

On July 3, 2005, Bynet Data Communications Ltd. (“Bynet”) filed a monetary claim with a sum of NIS 4,131 in respect of several arguments which arising from a partnership between the Company and Bynet in connection with a Linking Common Project. On September 7, 2005, the Company submitted a statement of defense together with counterclaim against Bynet in the sum of NIS 2,500. A preliminary sitting is set for July 11, 2007. At this stage the Management can not estimate the prospect of the claim, therefore, no provision was recorded.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Contingent liabilities (cont’d)

4.

During 2002, the Israeli Ministry of Communication requested from 012 payments of royalties on their income from telephone calling cards for the years 1997 – 2000, in the amount of approximately NIS 4.5 million. The Company rejected said request.

During 2006, the Israeli Ministry of Communication forwarded to 012 a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request.

In November 2006 012 forwarded to the Ministry of Communication a legal opinion rejecting the request and arguing that 012 is entitled for repayment of excess royalties paid in the same period.

As of the date of approval of the financial statements, a response has not yet been received from the Ministry of Communication.

012 provided a provision for this request in its financial statements. According to Management’s estimate, based on the advice of its legal counsel, the provision is sufficient for any losses that may arise from said request.

5.

In 2003, Bezeq, the Israel Telecommunications Co. Ltd., requested from the Company collection commissions at the rate of 5.72% of its gross income from card-operated public telephones (“the card-operated telephones”), in the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004 Bezeq set off this amount unilaterally from the amounts accruing to the Company.

On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to the Company the amounts set off in respect of this commission, with the addition of interest and linkage increments.

On September 6, 2006, the District Court dismissed Bezeq’s appeal against the Minister of Communication’s decision.

On October 25, 2006, Bezeq appealed the District Court’s decision to the Israeli Supreme Court and submitted a petition to the Supreme Court regarding the Minister of Communication’s decision.

A hearing regarding the appeal on the card operated telephones and regarding the petition was scheduled to for July 2, 2007.

The Company provided a provision for this request in its financial statements. According to Management’s estimate, based on the advice of its legal counsel, the provision is sufficient for any losses that may arise from the said request.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Contingent liabilities (cont’d)

On February 5, 2007, Bezeq International, a wholly owned subsidiary of Bezeq, filed an administrative appeal with the Israeli Supreme Court with respect to the Ministry of Communications’ policy on VoB services that was issued on January 31, 2007. The policy prevents Bezeq and its subsidiaries from providing VoB services on a commercial basis to either the residential or business fixed line telephony market sector until such time as Bezeq’s market share falls below 85% in the relevant sector. Bezeq International petitioned the Supreme Court to cancel this restriction and to order the Ministry of Communications to grant it a permanent VoB license or, in the alternative, it requested that it be granted a provisional license that the Ministry of Communications would be able to revoke if it found compelling evidence that Bezeq International was abusing the license in order to hinder competition. Bezeq International also petitioned the Supreme Court to issue an ex-parte interim injunction against the Ministry of Communications that would prevent the granting of any VoB licenses or any use of such licenses. The Supreme Court denied Bezeq International’s petition for an interim injunction while it is considering its administrative appeal.

In response to a media campaign advertising the Company’s VoB services, on May 28, 2007, Bezeq International sought an interim injunction by the Supreme Court that would prevent the Company from conducting such media campaigns. On June 12, 2007, the Supreme Court denied this petition noting that we did not focus our advertising campaign on Bezeq International’s customers. In response to this decision, Bezeq International requested, on June 14, 2007, that the Supreme Court reexamine its decision denying the grant of an interim injunction. On July 8, 2007, after hearing oral arguments, the Supreme Court granted Bezeq International an interim injunction in which it ordered us to focus our marketing of VoB services on the Company’s customers by means of “direct mail” and without approaching the general public. The Company appealed this decision on August 5, 2007, and on August 23, 2007, the Supreme Court denied our request noting that it will enter its final decision in respect to the administrative appeal of Bezeq International in the foreseeable future.

6.

From time to time, claims arising from the normal course of business are brought against the Company. In the opinion of management, based on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments

1.	Royalties commitment

The Company has been granted various licenses from the Ministry of Communication for the provision of international telecommunication services for various periods ranging 3 month to 20 years until August 2007 and December 2025, respectively. At the end of each of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of five to ten years.

In September 2004, 012 was granted a special license for conducting a marketing experiment for providing domestic telephony services in VoB technology for not more than 8,500 lines and extensions. The original term of the license expired on September 30, 2005, and then was extended until January 31, 2007. In December 2005, the Company was granted a license for the provision of stationary domestic telecommunication services. The license has been granted for a period of 20 years. At the end of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of ten years. During 2006, 012 has commenced providing domestic telecommunication services under the terms of the license, which on January 31, 2007, was amended to also include provision of domestic telecommunication services in VoB technology.

According to the license terms, the Company is obligated to pay royalties to the State of Israel at the rate of 3% of the royalty-bearing income. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005. In August 2006, the royalty rate was reduced to 3%, retroactively from January 1, 2006 and it will continue to be reduced by 0.5% per year, until reaching a rate of 1% in 2010.

The Company and 012 provided the State of Israel with an unconditional bank guarantee of NIS 30.3 million to ensure compliance with the provisions of the licenses. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which the Company fulfills all of its obligations under the licenses.

2.	Under the terms of the licenses granted to the Company and 012, a minimum shareholders’ equity equal to or in excess of NIS 20-25 million ($ 4.7-5.9 million) should be maintained.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments (cont’d)

3.	Rights Of Use (ROU) and lease agreement

a.

The Company has signed long-term agreements with two other Israeli long distance carriers, to purchase indefeasible Rights Of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for an additional five year period. The Company is obligated to pay ROU charges for each new international line ordered in respect of each circuit in thirty-six (36) monthly installments. Furthermore, as of the balance sheet date, the Company has a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 60.2 million during 2007-2012.

012 also entered into agreements with a service provider for the purchase of indefeasible ROUs for international fiber optic lines until the year 2017 including an extension option of 5 years. The purchase price for each ROU is payable in 29 to 36 monthly payments commencing with the utilization of each cable. Furthermore, as of the balance sheet date, 012 has a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 42.5 million during 2007-2011.

The anticipated annual payments for the active ROU are as follows:

December 31 2006

NIS

2007	38,737
2008	26,312
2009	19,950
2010	14,797

99,796

In addition, under the terms of the ROU agreements, both the Company and 012 are committed to pay annual maintenance fees during the usage period of a total of approximately NIS 18 million per year.

All payments under the ROU agreements are linked to the US$.

b.

The Company has entered into various noncancellable operating lease agreements for premises and motor vehicles. The Company deposited NIS 298 pursuant to the terms of the operating lease agreements and provided a bank guarantee of NIS 1.7 million in respect of certain lease agreements.

Certain of these lease agreements have a foreign currency derivatives embedded within the contract. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) A separate, stand-alone instrument with the same terms would qualify as a derivative instrument. The embedded foreign currency derivatives are marked to market each reporting period through net income.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments (cont’d)

3.	Rights Of Use (ROU) and lease agreement (cont’d)

	b.	(cont’d)

The anticipated annual lease payments under non-cancelable operating leases for motor vehicles and premises, are as follows:

December 31 2006

NIS

2007	11,975
2008	10,178
2009	5,083
2010	3,813
2011 and thereafter	5,720

36,769

4.	Effect of new legislation and standards

Bezeq (Israeli’s incumbent telephony operator) pays the Company interconnect fees with respect to calls being made from Bezeq fixed-lines to the Company’s VoB lines. Bezeq has raised the claim that it should not be paying the Company interconnect fees because the Company uses its infrastructure. Although the Ministry of Communications has determined that Bezeq should continue to pay the Company interconnect fees for calls originated from Bezeq fixed-lines to the Company’s lines at the same tariff as the Company pays Bezeq, this determination will be reviewed by the Ministry of Communications in February 2009 and there is no certainty that the Ministry of Communications will not reverse its determination and Bezeq should continue to pay the Company interconnect fees at then current rates or at all.

As a result of an amendment to the Communications Law in March 2005, all telephone operators were required to implement number portability by September 1, 2006. Number portability would permit VoB subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the cellular or landline operators has implemented number portability. A petition has been filed with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry of Communications to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability. If a reasonable extension to the deadline is not effected or other adequate relief is not granted, the Company may be exposed to sanctions and legal claims, including class action lawsuits by subscribers. On May 24, 2007, the Company was notified by the Ministry of Communications that its failure to implement the number portability program constituted a continued violation of our license, which may require to pay a fine of NIS 2,033 and additional daily fines of NIS 6.4 beginning May 25, 2007 until implementation of the program. At this stage, management can not estimate the financial outcome of this violation, therefore, no provision was recorded.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments (cont’d)

5.	Other commitments

a.

The Board of Directors has resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors’ and officers’ liability insurance.

	b.	As of December 31, 2006 and June 30, 2007 (unaudited), the Company has commitments in the amount of NIS 1,523 and NIS 3,437 respectively covering primarily the purchase of network equipment.

C.	Liens and guarantees

Bank guarantees provided in respect of licenses and lease of office facilities, see B above. In addition, the Company and 012 provided bank guarantees to suppliers in the aggregate amount of NIS 2,186 and NIS 700 as of December 31, 2006 and June 30, 2007 (unaudited), respectively.

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 – Additional Statement of Operations Data

A.	Cost of revenue

							Convenience
				Convenience			translation
				translation			into US
				into US			Dollars
				Dollars			(Note 2)
				(Note 2)
							Six month
	Year ended December 31			Year ended	Six month period ended June 30		period ended
				December 31			June 30
	2004	2005	2006	2006	2006	2007	2007

					Unaudited	Unaudited	Unaudited

	NIS	NIS	NIS	US$	NIS	NIS	US$

Communication services	20,924	62,955	150,026	35,309	68,091	299,306	70,441
Salaries and related expenses	27,233	29,638	29,736	6,998	14,839	34,766	8,182
Depreciation and amortization	15,928	19,088	18,030	4,243	9,883	35,663	8,393
Royalties	139	652	601	141	265	2,544	599
Other	13,071	24,523	26,172	6,160	8,622	15,073	3,548

	77,295	136,856	224,565	52,851	101,700	387,352	91,163

B.	Selling and marketing expense

							Convenience
				Convenience			translation
				translation			into US
				into US			Dollars
				Dollars			(Note 2)
				(Note 2)
							Six month
	Year ended December 31			Year ended	Six month period ended June 30		period ended
				December 31			June 30
	2004	2005	2006	2006	2006	2007	2007

					Unaudited	Unaudited	Unaudited

	NIS	NIS	NIS	US$	NIS	NIS	US$

Salaries and related expenses	23,847	31,338	28,964	6,817	15,394	33,444	7,871
Depreciation and amortization	2,029	2,046	1,857	437	907	17,750	4,178
Advertising and public relations	40,359	27,211	29,043	6,835	14,053	26,974	6,348

	66,235	60,595	59,864	14,089	30,354	78,168	18,397

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 – Additional Statement of Operations Data (cont’d)

C.	General and administrative expense

							Convenience
				Convenience			translation
				translation			into US
				into US			Dollars
				Dollars			(Note 2)
				(Note 2)
							Six month
	Year ended December 31			Year ended	Six month period ended June 30		period ended
				December 31			June 30
	2004	2005	2006	2006	2006	2007	2007

					Unaudited	Unaudited	Unaudited

	NIS	NIS	NIS	US$	NIS	NIS	US$

Salaries and related expenses	9,166	11,765	11,851	2,789	5,835	12,011	2,827
Professional fees	705	730	699	165	597	829	195
Postal and communication expenses	918	1,715	1,607	378	725	1,446	340
Provision for doubtful account	367	668	1,373	323	696	1,097	258
Depreciation and amortization	1,547	1,685	1,546	364	753	1,705	401
Maintenance and rent	4,973	5,226	4,134	973	1,955	5,881	1,384
Other	(287)	1,070	1,711	402	740	3,555	837

	17,389	22,859	22,921	5,394	11,301	26,524	6,242

							Convenience
				Convenience			translation
				translation			into US
				into US			Dollars
				Dollars			(Note 2)
				(Note 2)
							Six month
	Year ended December 31			Year ended	Six month period ended June 30		period ended
				December 31			June 30
	2004	2005	2006	2006	2006	2007	2007

					Unaudited	Unaudited	Unaudited

	NIS	NIS	NIS	US$	NIS	NIS	US$

Allowance for doubtful accounts (as included in trade receivables) - the change in allowance for doubtful accounts is comprised as follows:
Balance at beginning of year	5,089	4,886	5,261	1,238	5,261	6,363	1,497
Provision	367	668	1,373	323	696	1,097	258
Write-off	(570)	(293)	(271)	(64)	(94)	(338)	(79)

Balance at end of year	4,886	5,261	6,363	1,497	5,863	7,122	1,676

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 – Segment Reporting

Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management. The Company operates within two segments: Broadband and Traditional Voice Services.

Broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via voice over broadband, or VoB, server hosting and a WiFi network of hotspots across Israel.

Traditional Voice services include outgoing and incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

The majority of the Company’s property and equipment is being utilized by both segments and therefore is not allocated to these segments.

Management evaluates each segment’s performance based upon revenue and income from operations. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenue and income from operations are presented below.

Six months period ended June 30, 2007 (unaudited)

		Traditional
	Broadband	Voice	Total

	NIS	NIS	NIS

Revenue	225,074	326,224	551,298

Operating income	30,668	26,679	57,347

Financial income			2,532
Financial expenses			26,292

Income before income taxes			33,587

Goodwill attributed to the segment	296,307	113,849	410,156

Depreciation and amortization	35,799	19,319	55,118

Six months period ended June 30, 2006 (unaudited)

		Traditional
	Broadband	Voice	Total

	NIS	NIS	NIS

Revenue	89,950	68,140	158,090

Operating income	8,243	6,492	14,735

Financial income			858
Financial expenses			3,170

Income before income taxes			12,423

Goodwill attributed to the segment	-	-	-

Depreciation and amortization	9,884	1,659	11,543

012 Smile.Communications Ltd.

Notes to the Combined Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 – Segment Reporting (cont’d)

Year ended December 31, 2006

		Traditional
	Broadband	Voice	Total

	NIS	NIS	NIS

Total revenue	183,096	159,990	343,086

Operating income	6,093	19,456	25,549

Financial income			1,829
Financial expenses			19,095

Income before income taxes			8,283

Goodwill attributed to the segment	296,307	113,849	410,156

Depreciation and amortization	17,894	3,539	21,433

Year ended December 31, 2005

		Traditional
	Broadband	Voice	Total

	NIS	NIS	NIS

Total revenue	176,317	68,059	244,376

Operating income	15,023	9,043	24,066

Financial income			1,197
Financial expenses			6,539

Income before income taxes			18,724

Goodwill attributed to the segment	-	-	-

Depreciation and amortization	19,521	3,298	22,819

Year ended December 31, 2004

		Traditional
	Broadband	Voice	Total

	NIS	NIS	NIS

Total revenue	172,834	9,381	182,215

Operating income	29,449	(8,153)	21,296

Financial income			1,894
Financial expenses			430

Income before income taxes			22,760

Goodwill attributed to the segment	-	-	-

Depreciation and amortization	18,307	1,197	19,504

012 GOLDEN LINES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

▪	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	▪	Phone: 972-3-6232525 Fax: 972-3-5622555

AUDITORS’ REPORT

To the Shareholders and Board of Directors of

012 GOLDEN LINES LTD.

          We have audited the accompanying balance sheets of 012 Golden Lines Ltd. (“the Company”) as of December 31, 2006 and 2005 and the consolidated balance sheet of the Company and its subsidiary as of December 31, 2006, the related statements of income, changes in shareholders’ equity (deficiency) and cash flows of the Company for each of the three years in the period ended December 31, 2006 and the consolidated statements of income and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, the consolidated financial position of the Company and its subsidiary as of December 31, 2006, the results of operations, changes in shareholders’ equity and cash flows of the Company for each of the three years in the period ended December 31, 2006, and the consolidated results of operations and cash flows for the year ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

          As described in Note 2, the financial statements referred to above are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

          Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences on consolidated financial information is presented in Note 22 to the financial statements.

          As discussed in Note 1c, in December 29, 2006, the Company entered into a merger agreement with its parent company, pursuant to which the entire Company is to be merged into its parent company. The merger is subject to receipt of certain approvals.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 28, 2007	A Member of Ernst & Young Global

012 GOLDEN LINES LTD.

BALANCE SHEETS – CONSOLIDATED AND COMPANY

		Consolidated *)	The Company

		December 31, 2006	December 31,

			2006	2005

	Note	Reported NIS in thousands

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		8,683	8,683		1,499
Trade receivables	3	135,629	137,315	**)	125,600
Other accounts receivable	4	7,364	9,155		8,504
Deferred taxes	13	5,621	5,621		18,779

		157,297	160,774		154,382

LONG-TERM ASSETS:
Trade receivables		2,951	2,951		3,756

FIXED ASSETS:	6
Cost		820,875	820,875		742,634
Less - accumulated depreciation		397,236	397,236		333,864

		423,639	423,639		408,770

DEFERRED TAXES	13	-	-		4,176

OTHER ASSETS, NET	7	1,758	1,758		2,394

ASSETS OF DISCONTINUED OPERATIONS	19	5,927	5,927	**)	6,935

		591,572	595,049		580,413

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Short-term bank credit	8	289,639	289,639		301,195
Trade payables	9	142,315	142,315		196,142
Other accounts payable	10	46,283	45,959	**)	34,580

		478,237	477,913		531,917

LONG-TERM LIABILITIES:
Other liabilities	11	72,381	72,381		47,427
Excess of losses over investment in subsidiary	5	-	3,801		-
Accrued severance pay	12	7,270	7,270		6,034
Deferred taxes	13	2,430	2,430		-

		82,081	85,882		53,461

CONTINGENT LIABILITIES AND COMMITMENTS	14

LIABILITIES OF DISCONTINUED OPERATIONS	19	718	718	**)	1,127

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Share capital	15	3,636	3,636		3,636
Additional paid-in capital		45,177	45,177		45,177
Accumulated deficit		(18,277)	(18,277)		(54,905)

		30,536	30,536		(6,092)

		591,572	595,049		580,413

*)	See Note 1f.
**)	Reclassified - see Note 19.

The accompanying notes are an integral part of the financial statements.

June 28, 2007

Date of approval of the	Shaul Elovitch	Stella Handler	Doron Ilan
financial statements	Chairman of the	General Manager	Chief Financial Officer
Board of Directors

012 GOLDEN LINES LTD.

STATEMENTS OF INCOME – CONSOLIDATED AND COMPANY

		Consolidated *)	The Company

		Year ended December 31,	Year ended December 31,
		2006	2006	**) 2005	**) 2004

	Note	Reported NIS in thousands

Revenues		696,788	688,854	626,038	655,123

Cost of revenues	16a	523,620	513,417	450,781	458,886

Gross profit		173,168	175,437	175,257	196,237

Selling and marketing expenses	16b	72,887	71,963	91,738	84,014

General and administrative expenses	16c	26,015	25,653	20,221	25,266

Operating income		74,266	77,821	63,298	86,957

Financial expenses, net	16d	(16,159)	(15,913)	(34,674)	(7,370)

Other income (expenses), net	16e	(8,646)	(8,646)	35	-

Income before taxes on income (tax benefit)		49,461	53,262	28,659	79,587

Taxes on income (tax benefit)	13	17,615	17,615	4,701	(11,125)

Income after taxes on income		31,846	35,647	23,958	90,712

Share in losses of subsidiary		-	3,801	-	-

Income from continuing operations		31,846	31,846	23,958	90,712

Income from discontinued operations, net	19	4,782	4,782	2,894	1,951

Net income		36,628	36,628	26,852	92,663

*)	See Note 1e.
**)	Reclassified - see Note 19.

The accompanying notes are an integral part of the financial statements.

012 GOLDEN LINES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

	Share capital	Additional paid-in capital	Accumulated deficit	Total

	Reported NIS in thousands

Balance as of January 1, 2004	3,636	45,177	(174,420)	(125,607)

Net income	-	-	92,663	92,663

Balance as of December 31, 2004	3,636	45,177	(81,757)	(32,944)

Net income	-	-	26,852	26,852

Balance as of December 31, 2005	3,636	45,177	(54,905)	(6,092)

Net income	-	-	36,628	36,628

Balance as of December 31, 2006	3,636	45,177	(18,277)	30,536

The accompanying notes are an integral part of the financial statements.

012 GOLDEN LINES LTD.

STATEMENTS OF CASH FLOWS – CONSOLIDATED AND COMPANY

	Consolidated *)	The Company

	Year ended December 31, 2006	Year ended December 31,

		2006	**) 2005	**) 2004

	Reported NIS in thousands

Cash flows from operating activities:

Net income	36,628	36,628	26,852	92,663
Adjustments to reconcile net income to net cash provided by continuing operating activities (a)	58,552	58,552	30,008	28,198

Net cash provided by continuing operating activities	95,180	95,180	56,860	120,861

Net cash provided by discontinued operations	5,381	5,381	713	1,342

Net cash provided by operating activities	100,561	100,561	57,573	122,203

Cash flows from investing activities:
Purchase of fixed assets	(37,138)	(37,138)	(51,890)	(44,568)
Proceeds from sale of fixed assets	-	-	414	-
Investment in other assets	(288)	(288)	(1,349)	(351)

Net cash used in investing activities	(37,426)	(37,426)	(52,825)	(44,919)

Cash flows from financing activities:

Short term bank credit, net	(11,556)	(11,556)	211,098	(1,425)
Repayment of long-term bank loans	-	-	(17,748)	(54,992)
Repayment of loans from related parties	-	-	(161,555)	-
Repayment of liability on account of fixed assets purchased	(39,014)	(39,014)	(35,897)	(20,180)

Net cash used in financing activities	(50,570)	(50,570)	(4,102)	(76,597)

Increase (decrease) in cash and cash equivalents from operations	12,565	12,565	646	687
Increase in cash and cash equivalents from discontinued operations	(5,381)	(5,381)	(713)	(1,342)
Cash and cash equivalents at beginning of year	1,499	1,499	1,566	2,221

Cash and cash equivalents at end of year	8,683	8,683	1,499	1,566

*)	See Note 1e.
**)	Reclassified - see Note 19.

The accompanying notes are an integral part of the financial statements.

012 GOLDEN LINES LTD.

STATEMENTS OF CASH FLOWS

		Consolidated *)	The Company

		Year ended December 31, 2006	Year ended December 31,

			2006	2005	2004

		Reported NIS in thousands

(a)	Adjustments to reconcile net income to net cash provided by operating activities:
	Income and expenses not involving operating cash flows:

	Depreciation and amortization	64,296	64,296	62,655	52,644
	Share in losses of subsidiary	-	3,801	-	-
	Gain on sale of fixed assets	-	-	(35)	-
	Exchange and inflation rate differences on long-term loans	-	-	581	494
	Accrued interest and exchange rate differences on loans from related parties	-	-	13,250	889
	Accrued severance pay	1,236	1,236	762	631
	Deferred taxes	19,764	19,764	6,192	(10,073)

	Income from discontinued operations, net	(4,782)	(4,782)	(2,894)	(1,951)

	Changes in operating assets and liabilities:

	Decrease (increase) in trade receivables	(9,224)	(10,910)	(36,405)	11,801

	Decrease (increase) in other accounts receivable	1,140	(651)	(892)	5,986
	Decrease in trade payables	(30,962)	(30,962)	(20,767)	(28,802)
	Increase (decrease) in other accounts payable	17,084	16,760	7,561	(3,421)

		58,552	58,552	30,008	28,198

(b)	Significant non-cash transactions:

	Purchase of fixed assets for long-term suppliers credit	41,103	41,103	55,696	54,545

*)	See Note 1e.

The accompanying notes are an integral part of the financial statements.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.

012 Golden Lines Ltd. (“the Company”) was incorporated under the laws of the State of Israel in 1995 and commenced its operations of providing international telecommunication services in July 1997. Currently the Company provides internet, international telephony, data services and local telephony services to both residential and business customers.

b.

In December 2006, all of the Company’s shareholders entered into certain agreements with Smile Communications Ltd. (Smile), a wholly owned subsidiary of Internet Gold - Golden Lines Ltd., according to which Smile shall purchase 100% of the Company’s issued and outstanding share capital in consideration of approximately NIS 598.4 million. The above transaction was completed on December 31, 2006, after receiving the approval of the Commissioner of Restricted Trade Practices.

c.

On December 29, 2006, Smile entered into a merger agreement with the Company according to which, the Company in its entirety shall be merged into Smile including all of its assets, activities, commitments and liabilities. Upon effecting the merger, the Company shall be liquidated and shall cease to exist as a separate legal persona. The merger is contingent upon several prerequisites such as receiving court approval for the merger and reaching an agreement with the Israeli Tax Authorities. In February 2007, court approval for the merger was received. The merger shall be in effect from December 31, 2006. As of the date of approval of the financial statements, the approval from the tax authorities has not been received.

d.

The Israeli Ministry of Communication granted the Company a license for the provision of international telecommunication services. The license was originally granted for a period of ten years commencing in February 1997. In May 2005, the license was extended for additional twenty years. At the end of the extended license period, the Minister of Communications may extend the period of the license for one or more successive periods of ten years.

According to the license terms, the Company is obliged to pay royalties to the State of Israel at the rate of 3% of the royalty-bearing income, as defined in the license and regulations of the Israeli Ministry of Telecommunications (2005 and 2004 - 3.5%). As for further decrease in the royalties rate, see Note 14e.

In accordance with the provisions of the license, the Company has provided an unconditional bank guarantee of U.S.$2 million (as of December 31, 2006 - NIS 8.5 million), in favor of the State of Israel for the purpose of ensuring compliance with the provisions of the license. The guarantee will be in effect for a period ending two years after the end of the license period, or until the date on which the Company fulfills all of its obligations under the license.

e.

In September 2004, the Company was granted a special license for conducting a marketing experiment for providing domestic telephony services in VoB technology for not more than 8,500 lines and extensions. The original term of the license expired on September 30, 2005. The license was extended until January 31, 2007. Regarding granting of permanent license for providing services in VOB Technology – see f below.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

f.

In December 2005, the Company was granted (through its wholly owned subsidiary 012 Telecom Ltd. (“Telecom”)) a license for the provision of stationary domestic telecommunication services. The license has been granted for a period of twenty years. At the end of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of ten years.

During 2006, Telecom has commenced its operations in provision of domestic telecommunication services under the terms of the license. Accordingly, the financial statements of Telecom as of December 31, 2006 and for the year then ended were consolidated with those of the Company.

On January 31, 2007, the license was amended to also include provision of domestic telecommunication services in VOB Technology.

Under the terms of the license, the Group will pay royalties to the State of Israel at the rate of 3% of the royalty-bearing income. (As for further decrease in the royalties rate, see Note 14e).

The Company provided the State of Israel with an unconditional bank guarantee of NIS 10 million to ensure compliance with the provisions of the license. The guarantee will be in effect for a period ending two years after the end of the license period, or until the date on which the Company fulfills all of its obligations under the license.

g.	Definitions:

In these financial statements:

	The Company	-	012 Golden Lines Ltd.

	Subsidiary	-

012 Telecom Ltd., company over which the Company exercises control (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company.

	The Group	-	The Company and its subsidiary.

	Related parties	-	as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements on a consistent basis, are as follows:

a.	Reporting basis of the financial statements:

1.

In the past, the Company prepared its financial statements based on the historical cost convention adjusted for the changes in the Israeli Consumer Price Index (“Israeli CPI”). The adjusted amounts, as included in the balance sheet as of December 31, 2003, served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

2.

In accordance with Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, the adjustment of financial statements for the effects of inflation was discontinued on December 31, 2003 and, as of that date, the Company began preparing its financial statements in reported amounts.

	3.	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

	4.	Cost in these financial statements represents cost in the reported amount.

	5.	Condensed financial data of the Company in nominal historical values for tax purposes is presented in Note 21.

b.

Principles of consolidation:

The consolidated financial statements include those of the Company and its subsidiary. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

c.	Cash equivalents: Cash equivalents comprise unrestricted short-term bank deposits with original maturities of three months or less.

d.

Trade receivables:

Trade receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. The allowance for doubtful accounts is determined specifically in respect of debts, whose collection in the opinion of the Company’s management is doubtful.

e.

Fixed assets:

Fixed assets are presented at cost net of accumulated depreciation.

Payments for indefeasible usage rights in cables are capitalized at the present value of the future payments. Payments are apportioned between financial expense and reduction of the liability so as to achieve a constant rate of interest on the remaining balance of the liability.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Leasehold improvements and indefeasible usage rights in cables are amortized by the straight-line method over the shorter of the relevant term of the agreement (including renewal option) and the estimated useful life. The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see h below).

The annual depreciation rates are as follows:
%

Usage rights in cables	4 - 7
Engineering infrastructure	15
Computers and peripheral equipment	15 - 33
Office furniture and equipment	6 - 15
Motor vehicles	15
Leasehold improvements	10

f.	Other assets:

	1.	Costs incurred to acquire licenses for the provision of telecommunications services are amortized by the straight-line method over the original term of the licenses (see Notes 1d and 1f).

	2.	Payments in advance for operating lease of cables are presented at cost and are charged to operations on a straight-line basis over the term of the operating lease (five years).

g.

Investment in a subsidiary:

The investment in a subsidiary is stated under the equity method, in the Company financial statements.

Excess of losses over investment in subsidiary is presented in the balance sheet among long-term liabilities.

h.

Impairment of non-current assets:

The Company applies Accounting Standard No. 15, “Impairment of Assets”. The Standard applies to all of the assets included in the balance sheet other than inventories, assets arising from construction contracts, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.

Deferred income taxes:

The Company provides for deferred income taxes using the liability method of accounting. Under the liability method, deferred taxes are recognized for temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred taxes are measured based on enacted tax rates that are expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets in respect of carryforward losses and other temporary deductible differences are recognized to the extent that it is probable that they will be utilized.

j.	Revenue recognition:

On January 1, 2006, the Company adopted the provisions of Accounting Standard No. 25 regarding revenues (“the Standard”). The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the required accounting treatment regarding these types of transactions.

	1.	Revenues from services are recognized in the reported periods in which the services were rendered and when no additional obligations to customers exist.

2.

Revenues from sale of goods are recognized once all the significant risks and rewards arising from the ownership over the goods have been assigned to the buyer, the seller no longer maintains continuing decision-making involvement that characterizes ownership and no longer maintains effective control over the sold goods, the amount of revenues can be measured reliably, the economic benefits relating to the transaction are expected to flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

3.

Accounting Standard No. 25 and the Securities Authority’s Interpretation thereof prescribe that a sales transaction with extended credit terms (compared to the standard credit terms in the industry and the Company’s standard credit terms) and/or the existence of alternative payment schedules with different credit terms for the same transaction require separation of the consideration into the sale component and the financing component, based on the market rate of interest.

4.

When components of a single transaction may be separately identified, revenue is measured separately for each component. Revenues recognized in the financial statements only include the amounts received and/or receivable by the Company on its own account. Accordingly, amounts collected on behalf of a third party are not revenues of the Company.

The adoption of the Standard did not have any material effect on the financial statements.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Derivative financial instruments:

The Company uses derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value. As the derivative financial instruments used by the Company do not qualify for hedge accounting, any gains or losses arising from such derivatives are recognized in the statement of income.

l.	Advertising expenses:

Advertising expenses are charged to the statement of income, as incurred.

m.	Exchange rates and linkage basis:

	1.	Assets and liabilities in or linked to foreign currency are presented according to the representative exchange rates published by the Bank of Israel at balance sheet date.

	2.	Assets and liabilities linked to the Israeli Consumer Price Index (“CPI”) are presented according to the relevant index for each linked asset or liability.

Below are data about the exchange rates of the U.S. dollar and the Israeli CPI:

As of	Representative exchange rate of 1 U.S. dollar	Israeli CPI for December

	NIS	Points *)

December 31, 2006	4.225	184.9
December 31, 2005	4.603	185.1
December 31, 2004	4.308	180.7
December 31, 2003	4.379	178.6

Change during the year ended	%	%

December 31, 2006	(8.2)	(0.1)
December 31, 2005	6.8	2.4
December 31, 2004	(1.6)	1.2

*) The index on an average basis of 1993 = 100.

n.	Use of estimates for the preparation of the financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Disclosure of the effects of new Accounting Standard prior to its adoption:

1.	Accounting Standard No. 27 – Fixed Assets and No. 28 - Amendment to the Transition Provisions of Accounting Standard No. 27 - Fixed Assets.:

In September 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, “Fixed Assets” (“the Standard”). In April 2007, the Israel Accounting Standards Board published Accounting Standard No. 28 - Amendment to the Transition Provisions of Accounting Standard No. 27 - Fixed Assets. These standards are applicable to financial statements for periods commencing on January 1, 2007 (“the effective date”) or thereafter.

The initial recognition of fixed assets will be based on the cost of purchase. After the initial recognition, the Standard enables choosing between the cost method or the reevaluation method as the accounting policy and to apply it consistently with regard to a group of fixed asset items of a similar nature and usage. Accounting Standard No. 28 allows the Company to adopt the exemption prescribed by IFRS 1 whereby fixed assets can be presented at fair value as deemed cost as of the effective date without restating comparative data. According to the reevaluation method, fixed assets are to be presented at an amount revalued based on the fair value upon the date of reevaluation less accumulated depreciation and subsequent impairment losses. The revaluation of fixed assets will be carried to capital reserve in shareholders’ equity with the deduction of the tax effect. This capital reserve will be carried directly to retained earnings once the asset has been disposed of or during the use of the asset (according to the rate of depreciation). Revalued assets will be depreciated based on the revalued amount.

The transitional provisions of the Standard require retrospective adoption, including the restatement of comparative data, except a company that elects on the effective date to implement the reevaluation method for a group of fixed assets will carry the difference between the revalued amount in the books and its cost at the effective date to capital reserve in shareholders’ equity at the same date.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

2.	Accounting Standard No. 30 - Intangible Assets:

In March 2007, the Israel Accounting Standards Board published Accounting Standard No. 30, “Intangible Assets” (“the Standard”) that prescribes the accounting treatment, recognition, measurement and the disclosure requirements regarding intangible assets that are not dealt with in another standard.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

An intangible asset is an identifiable non-monetary asset without physical substance. The definition of an intangible asset requires that such an asset be identifiable to distinguish it from goodwill. An asset is identifiable when it complies with one of the following criteria: it is separable - it is capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability; or it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Measurement after initial recognition is by application of the cost model or the revaluation model. The revaluation model may be applied only when there is an active market. The Standard defines an active market as a market in which all the following conditions exist: the items traded in the market are homogenous; willing buyers and sellers can normally be found at any time; and the prices are available to the public.

According to the Standard, an intangible asset’s useful life must be assessed as either finite or indefinite. An intangible asset with a finite useful life is systematically amortized and the amortization period and method are reviewed at each year-end. In contrast, an intangible asset with an indefinite useful life is not systematically amortized but is subject to a test for impairment annually (or more frequently if there are changes in circumstances).

The Standard is applicable to financial statements for periods commencing on January 1, 2007 or thereafter. The Standard is to be applied by retrospective restatement.

The Company believes that the new standard will not have a material effect on the financial position or results of operations of the Company.

NOTE 3:-	TRADE RECEIVABLES

	Consolidated	The Company

	December 31, 2006	December 31,

		2006	2005

	Reported NIS in thousands

Open accounts	74,199	75,885	57,070
Income receivable	16,761	16,761	19,072
International communications companies	25,993	25,993	34,736
Credit cards and checks receivable	25,005	25,005	23,150

	141,958	143,644	134,028
Less - allowance for doubtful accounts	6,329	6,329	8,428

	135,629	137,315	125,600

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE

	Consolidated	The Company

	December 31, 2006	December 31,

		2006	2005

	Reported NIS in thousands

Government authorities	4,318	4,318	3,552
Related parties *)	-	1,791	3,282
Prepayments and others	3,046	3,046	1,670

	7,364	9,155	8,504

*)	See Note 17.

NOTE 5:	INVESTMENT IN SUBSIDIARY

The Company wholly owns 012 Telecom Ltd (“Telecom”). As stated in Note 1f to the financial statements, in December 2005 Telecom received a license for a period of 20 years to provide stationary domestic telecommunication services and during 2006 commenced activities.

Movement in investment in Telecom during the year:

The Company

NIS thousands

Reported
amounts

Balance as of December 31, 2005 *)	-
Share in losses	(3,801)

Balance as of December 31, 2006	(3,801)

*)	In 2005 Telecom was inactive and therefore did not record income, expenses, assets or liabilities.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 6:-	FIXED ASSETS

a.	Composition and change:

	Consolidated and the Company

			Computers	Office
	Indefeasible		and	furniture
	usage rights	Engineering	peripheral	and	Motor	Leasehold
	in cables	infra-structure	equipment	equipment	vehicles	improvements	Total

	Reported NIS in thousands

Cost:

Balance at January 1, 2006	330,950	233,067	148,162	5,302	42	25,111	742,634
Additions	41,103	21,849	14,091	197	251	750	78,241

Balance at December 31, 2006	372,053	254,916	162,253	5,499	293	25,861	820,875

Accumulated depreciation:

Balance at January 1, 2006	61,202	148,830	110,569	3,186	17	10,060	333,864
Additions	20,375	26,562	13,504	328	40	2,563	63,372

Balance at December 31, 2006	81,577	175,392	124,073	3,514	57	12,623	397,236

Depreciated cost at December 31, 2006	290,476	79,524	38,180	1,985	236	13,238	423,639

Depreciated cost at December 31, 2005 (the Company)	269,748	84,237	37,593	2,116	25	15,051	408,770

b.	As for liens, see Note 14d.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 7:-	OTHER ASSETS

a.	Composition:

	Consolidated
	and the	The
	Company	Company

	December 31,

	2006	2005

	Reported NIS in thousands

Licenses for telecommunication services:
Original amount	7,383	7,383
Less - accumulated amortization	6,101	5,394

	1,282	1,989

Payments relating to operating lease of cables:
Original amount	1,058	1,160
Less - accumulated amortization	582	755

	476	405

	1,758	2,394

b.	The change:

	Payments relating to operating lease of cables	Licenses for tale- communication services	Total

	Reported NIS in thousands

Balance at January 1, 2006, net of accumulated amortization	405	1,989	2,394
Additional payments	288	-	288
Amortization	217	707	924

Balance at December 31, 2006, net of accumulated amortization	476	1,282	1,758

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8:-	SHORT-TERM BANK CREDIT (CONSOLIDATED AND THE COMPANY)

a.	As of December 31, 2006, the short-term bank credit is unlinked, and bears interest at the weighted average rate of 5.8%.

b.	As of December 31, 2006, the Company has unused credit lines in the amount of approximately NIS 37,000 thousand.

c.	As for collateral, see Note 14d.

d.	Financial covenants:

In relation to credit lines, the Company has committed to the banks to be in compliance with the following covenants:

-

The proportion of the financial obligation in relation to the EBITDA (operating income before financial expenses, taxes on income, depreciation and amortization) will not be more than 2.4 according to the financial statements as of December 31, 2006, and will not be more than 2 according to the financial statements as of December 31, 2007 and thereafter.

-

The proportion of the financial obligation in relation to the EBITDA less capital expenditures will not be more than 4.8 according to the financial statements as of December 31, 2006, and will not be more than 2.5 according to the financial statements as of December 31, 2007 and thereafter.

	-	Total financing (including bank credit and shareholders’ investments) and its accumulated deficit shall not exceed the amounts based on which the credit lines were approved.

	-	Total shareholders’ investments, shareholders’ loans and shareholders’ equity will always be more than zero.

	-	The Company also made a commitment to two banks that the total credit to be received by the Company from each bank will not exceed 50% of the total outstanding bank credit at any date.

As of December 31, 2006 the Company was in compliance with financial covenants. The credit lines and covenants are valid until completion of the merger between the Company and Smile (see Note 1b). As of May 31, 2007, the Company has repaid an amount of NIS 181,000 thousand of its credit lines.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9:-	TRADE PAYABLES

	Consolidated	The Company

	December 31, 2006	December 31,

		2006	2005

	Reported NIS in thousands

International communications providers	52,902	52,902	77,432
Trade payables with respect to fixed assets (including current maturities of long-term liabilities - see Note 11)	29,978	29,978	78,060
Other trade payables *)	59,435	59,435	40,650

	142,315	142,315	196,142

*)	Regarding the balances of related parties, see Note 17.

NOTE 10:-	OTHER ACCOUNTS PAYABLE

Provisions and accrued expenses	25,682	24,109	18,241
Employees and payroll accruals	11,646	11,646	13,634
Government authorities	3,428	4,677	67
Derivative financial instruments	3,927	3,927	59
Advances from customers	1,600	1,600	-
Related parties *)	-	-	2,579

	46,283	45,959	34,580

*)	See Note 17.

NOTE 11:-	OTHER LIABILITIES

a.	Liabilities incurred in respect of the purchase of indefeasible rights of use of international communication cables and fixed assets in monthly installments are comprised as follows:

		Consolidated and the Company	The Company

	Weighted average interest rate *)
		December 31,

		2006	2005

	%	Reported NIS in thousands

Total liability - linked to U.S. dollar	4.4	96,590	88,673
Less - current maturities		24,209	41,246

		72,381	47,427

*)	As of December 31, 2006.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 11:-	OTHER LIABILITIES (Cont.)

b.	The liabilities mature in the following years subsequent to the balance sheet date:

Consolidated and Company

Reported NIS in thousands

First year	24,209
Second year	24,209
Third year	24,209
Fourth year	23,963

96,590

c.	As for additional information, see Note 14b(3).

NOTE 12:-	ACCRUED SEVERANCE PAY, NET (CONSOLIDATED AND THE COMPANY)

The Group’s obligations to make severance payments to its employees are covered by regular payments to pension funds and insurance companies. The funds accumulated at the pension funds and insurance companies are not under the complete control or management of the Group, and accordingly, neither those funds nor the related liabilities for which they were deposited are reflected in the balance sheet. The Group’s severance pay obligations that are not covered by the pension and insurance plans are fully reflected in the balance sheet, as required by law and labor agreements.

NOTE 13:-	TAXES ON INCOME (CONSOLIDATED AND THE COMPANY)

a.	Tax laws applicable to the Company:

Income Tax (Inflationary Adjustments) Law, 1985:
According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI.

b.	Tax rates applicable to the income of the Company:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

c.	Tax assessments:

Tax assessments through 2001 are deemed final.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Carryforward losses for tax purposes:

Carryforward tax losses of the Company and subsidiary total approximately NIS 2 million and NIS 4 million as of December 31, 2006, respectively. Deferred tax assets in respect of losses of the subsidiary were not recorded in the financial statements due to the uncertainty that they will be utilized.

e.	Deferred taxes:

Composition and change in the deferred taxes as presented in the balance sheet are as follows:

	Consolidated and the Company

	In respect of balance sheet items

			Provisions
			for		Carry-
	Fixed and	Doubtful	employee		forward
	other assets	accounts	rights	Other	tax losses	Total

	Reported NIS in thousands

Balance at January 1, 2005	-	4,115	2,560	-	22,472	29,147
Amounts included in statement of income	(2,355)	(1,502)	(46)	1,395	(3,684)	(6,192)

Balance at December 31, 2005	(2,355)	2,613	2,514	1,395	18,788	22,955
Amounts included in statement of income	(1,893)	(778)	325	809	(18,227)	(19,764)

Balance at December 31, 2006	(4,248)	1,835	2,839	2,204	561	3,191

The deferred taxes are presented in the balance sheet as follows:

	Consolidated and the Company

	December 31,

	2006	2005

	Reported NIS in thousands

In current assets	5,621	18,779
In long-term assets	-	4,176
In long-term liabilities	(2,430)	-

	3,191	22,955

Deferred taxes are measured at tax rates varying between 25% to 29%, in accordance with the tax rates expected to be in effect when the differences are expected to be reversed.

f.	Taxes on income included in the statements of income:

Taxes on income (tax benefit) in the statements of income (income from continuing operations and income from discontinued operations) are due to movement in deferred taxes (see e. above).

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

g.

Below is a reconciliation between the theoretical tax expense assuming that the income was taxed at the statutory tax rate applicable to the Company and the actual tax expense as reported in the statements of income:

	Consolidated	The Company

	Year ended December 31,

	2006	2006	2005	2004

	Reported NIS in thousands

Income before taxes on income	49,461	53,262	28,659	79,587

Statutory tax rate	31%	31%	34%	35%

Tax computed at the statutory tax rate	15,333	16,511	9,744	27,855
Increase (decrease) in taxes on income resulting from:
Losses for which no deferred taxes were recorded	1,167	-	-	-
Recognition of deferred tax assets in respect of losses and other items for which deferred taxes were not provided in the past	-	-	(1,395)	(12,018)
Non-deductible expenses	1,692	1,692	253	191
Decrease in taxes resulting from realization of carryforward tax losses for which deferred taxes were not recorded in the past	-	-	(3,213)	(30,150)
Other	(577)	(588)	(688)	2,997

Taxes on income	17,615	17,615	4,701	(11,125)

NOTE 14:-	CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY)

a.	Contingent liabilities:

1.

On January 2, 2005, a claim was submitted against the Company and three other companies (“the defendants”) regarding infringement of patent owned by the plaintiffs. According to the claim, the infringement executed by the defendants constitutes a breach of duties stipulated by law pursuant to laws designed to protect the plaintiffs.

The plaintiffs’ demands include payment of reasonable royalties to which the defendants would have been liable had they been granted the license to utilize the patent in scopes that had been infringed upon, punitive damages and all expenses related to the lawsuit, linked to the Israeli CPI and with interest. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14:-	CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY) (Cont.)

A statement of defense was filed on July 17, 2005. Simultaneously with filing the statement of defense, the Company filed a third party notice against the providers of the technology seeking indemnification and compensation for any liability that may be imposed on the Company in the context of this lawsuit, pursuant to the provisions of the agreements between the parties. Similar proceedings have been initiated by the plaintiffs in other countries against other telecommunication companies with respect to infringement of patents that are corresponding to the Israeli Patent, including the United Kingdom and the United States. Some telecommunication companies, including one of the defendants, have settled with the plaintiffs whereas other telecommunication companies have refused to settle and are continuing to litigate.

The Company has provided a provision for the claim in its financial statements. According to management estimation, and based on the opinion of its legal counsel, the provision is sufficient for any possible losses that may arise from the claim.

2.

During 2002, the Israeli the Ministry of Communication requested from the Company payment of royalties on the Company’s income from telephone calling cards for the years 1997 – 2000, in the amount of approximately NIS 4.5 million. The Company rejected said request.

During 2006, the Israeli Ministry of Communication forwarded to the Company a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request.

In November 2006 the Company forwarded to the Ministry of Communication a legal opinion rejecting the request and arguing, in the Company’s favor, that the Company is entitled for repayment of the excess royalties paid in the said period.

As of the date of approval of the financial statements, a response has not yet been received from the Ministry of Communication.

The Company provided a provision for this request in its financial statements. According to Management’s estimate, based on the opinion of its legal counsel, the provision is sufficient for any losses that may arise from said request.

3.

In 2003, Bezeq, the Israel Telecommunications Co. Ltd., requested from the Company collection commissions at the rate of 5.72% of its gross income from card-operated public telephones (“the card-operated telephones”), in the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004 Bezeq set off this amount unilaterally from the amounts accruing to the Company.

On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to the Company the amounts set off in respect of this commission, with the addition of interest and linkage increments.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14:-	CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY) (Cont.)

On September 6, 2006, the District Court dismissed Bezeq’s appeal against the Minister of Communication’s decision.

On October 25, 2006, Bezeq appealed the District Court’s decision to the Israeli Supreme Court and submitted a petition to the Supreme Court regarding the Minister of Communication’s decision.

A hearing regarding the appeal on the card operated telephones and regarding the petition was scheduled to for July 2, 2007.

The Company provided a provision for this request in its financial statements. According to Management’s estimate, based on the opinion of its legal counsel, the provision is sufficient for any losses that may arise from the said request.

b.	Commitments:

1.

The Company has an agreement for the lease of office facilities in Petach Tiqva. The lease expires on July 31, 2007. The annual rental fees are approximately NIS 2.9 million, linked to the Israeli CPI. In accordance with the lease agreement, the Company provided an unconditional bank guarantee of NIS 1.7 million. The guarantee will be in effect for a period of the lease.

Subsequent to the balance sheet date, the lease agreement was extended for an additional period of five years, until July 2012, with an extension option until July 2017. According to the extended agreement, annual rental fees will be approximately NIS 4.9 million.

2.

In May 2004, the Company entered into an agreement with a former related party for the lease of an office building in Rishon LeZion, in which some of the Company’s departments are located. The lease expires on January 31, 2009 with a renewal option for an additional five years. The annual rent is approximately NIS 1.9 million, linked to the Israeli CPI.

3.

The Company has entered into agreements with former related parties for purchase of indefeasible rights of use of international communication cables. The agreements are for periods of 15 years ending 2017 with an extension option for an additional period of 5 years. The purchase price is payable in 29 to 36 monthly payments commencing with the use of each cable. The purchase price is capitalized and presented as a part of fixed assets.

In addition, under the terms of the agreements, the Company committed to pay annual maintenance fees in the usage period of approximately NIS 11 million.

Furthermore, as of the balance sheet date, the Company has a commitment to purchase additional rights of use in the framework of the above agreements in the total amount of approximately NIS 40 million during 2007-2011.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14:-	CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY) (Cont.)

c.

See Note 1c, Note 1e and (b)1 above, regarding bank guarantees provided by the Company in respect of licenses and lease of an office facilities. In addition, the Company provided bank guarantees to suppliers in the aggregate amount of NIS 2,056 thousand as of December 31, 2006.

d.	Liens:

The Company committed to the banks from which it received loans not to record a charge or lien on any of its assets without the consent of the banks (negative pledge). Total covered credit, as of December 31, 2006, amounts to approximately NIS 290 million.

e.	Royalties:

On August 9, 2006, the financial committee of the Knesset approved regulations that were enacted by the Minister of Communications, as approved by the Minister of Finance, which commencing January 1, 2006, provides for the reduction in the royalties rate for license holders who are charged with royalties by a rate of 0.5% per year, to a royalty rate of 1% per year commencing in 2010. Therefore, the royalty rate for 2006 is 3% (2005 and 2004 - 3.5%).

NOTE 15:-	SHARE CAPITAL

Composition:

		Issued and
	Authorized	outstanding

	Number of shares

December 31, 2006 - Ordinary shares of NIS 0.1 par value each	80,000,000	30,000,000

December 31, 2005 - Ordinary shares of NIS 1 par value each	3,154,574	3,000,000

In March 2006, by resolution of the shareholders of the Company, each share comprised in the authorized and issued share capital of the Company was subdivided into 10 shares of NIS 0.1 par value, and the authorized capital was increased to NIS 8,000,000, divided into 80,000,000 shares of NIS 0.1 par value.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF INCOME

		Consolidated	The Company

			Year ended
		Year ended	December 31,
		December 31,
		2006	2006	2005	2004

		Reported NIS in thousands

a.	Cost of revenues:

	Services from foreign communications operators	246,062	246,062	205,806	227,386
	Services from local communications operators	110,219	102,746	91,095	81,404
	Depreciation and amortization	62,128	62,128	54,354	50,664
	Salaries and subcontractors	49,700	49,117	45,362	40,105
	Lease and maintenance of cables	14,103	14,103	12,395	17,394
	Other	41,408	39,261	41,769	41,933

		523,620	513,417	450,781	458,886

b.	Selling and marketing expenses:

	Advertising and sales promotion	25,496	25,496	34,240	37,279
	Salaries and subcontractors	39,417	38,937	46,034	36,699
	Other	7,974	7,530	11,464	10,036

		72,887	71,963	91,738	84,014

c.	General and administrative expenses:

	Salaries	14,737	14,548	11,955	12,249
	Office maintenance	6,466	6,466	5,708	7,074
	Doubtful accounts and bad debts	(839)	(839)	(2,692)	1,043
	Professional fees	2,595	2,595	1,913	2,605
	Other	3,056	2,883	3,337	2,295

		26,015	25,653	20,221	25,266

d.	Financial income (expenses), net:

	Exchange rate differences, net	6,860	6,860	(20,032)	5,172
	Income from deposits and from customers	767	767	755	699
	Interest on bank loans and overdrafts	(21,523)	(21,523)	(8,536)	(8,170)
	Interest on loans from related parties	-	-	(6,861)	(5,071)
	Interest on other liabilities	(2,263)	(2,017)	-	-

		(16,159)	(15,913)	(34,674)	(7,370)

e.	Other income (expenses), net:

	Share issuance expenses (1)	(4,091)	(4,091)	-	-
	Provision for claims	(3,100)	(3,100)	-	-
	Cancellation fee to former related party (2)	(1,400)	(1,400)	-
	Other	(55)	(55)	35	-

		(8,646)	(8,646)	35	-

(1)	In the first quarter of 2006, the Company was involved in an IPO. Since the issuance was not carried out issuance expenses of NIS 4.1 million were recorded in the statement of operations.
(2)	Fee paid in connection with cancellation of lease agreement with former related party.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with former related parties *):

The Company
December 31,
2005

Reported NIS
in thousands

Trade receivables	2,147

Other accounts receivable	3,282

Trade payables	3,426

Other accounts payable	2,579

	*)	As of December 31, 2006, there are no outstanding balances with related parties.

b.	Transactions with former related parties:

	Consolidated	The Company

	Year ended December 31,

	2006	2006	2005	2004

	Reported NIS in thousands

Revenues	4,661	4,661	9,665	21,889

Cost of revenues	3,410	3,410	15,608	28,170

Selling and marketing expenses	9,935	9,935	14,534	15,971

Interest on liabilities to related party	-	-	6,861	5,071

Exchange rate differences, net	-	-	14,409	(5,137)

Other expenses	1,400	1,400	-	-

Purchase of fixed assets	-	-	51,941	56,571

Revenues from discontinued operations	7,576	7,576	7,975	7,286

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 18:-	FINANCIAL INSTRUMENTS (CONSOLIDATED AND THE COMPANY)

a.	Credit risks:

The Company’s revenues are derived from a large number of customers geographically dispersed in Israel and in other countries. The Company monitors on a current basis the credit of its customers and includes in the financial statements provisions for doubtful debts that reflect appropriately, in management’s estimate, the loss inherent in debts whose collection is doubtful.

b.	Currency risks:

As of December 31, 2006, the excess of monetary liabilities in foreign currency (mainly in U.S. dollar) over monetary assets in foreign currency amounted to NIS 147,244 thousand, of which approximately NIS 85,836 thousand is an excess of current liabilities over current assets in foreign currency.

The Company periodically enters into foreign exchange transactions in order to reduce its exposure in respect of foreign currency. These transactions are carried out to provide economic hedge, but do not constitute an accounting hedge.

As of December 31, 2006, the Company has forward transactions for the purchase of $24 million in consideration of NIS 105 million. The fair value of these transactions as of December 31, 2006 is a liability of NIS 3.9 million.

c.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, short-term credit from banks and others, trade payables and other accounts payable approximate their fair value.

The fair value of long-term liabilities in respect of the purchase of indefeasible rights of use cables is approximately NIS 87 million.

NOTE 19:-	DISCONTINUED OPERATIONS

In December 2006, the Company ceased the operations of a call center, including the termination of the center’s employees which had provided internet support services to cable companies.

In accordance with the provisions of Accounting Standard No. 8 assets, liabilities, revenues, expenses and cash flows derived from this line of business are presented separately in the financial statements as assets, liabilities, results and cash flows of discontinued operations. Comparative numbers have been reclassified accordingly.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19:-	DISCONTINUED OPERATIONS (Cont.)

The results of discontinued operations:

	Consolidated	The Company

	Year ended December 31, 2006	Year ended December 31,

		2006	2005	2004

	Reported NIS in thousands

Revenues	17,780	17,780	12,781	6,804
Cost of revenues	10,849	10,849	8,396	3,801

Income before taxes on income	6,931	6,931	4,385	3,003
Taxes on income	2,149	2,149	1,491	1,052

Income from discontinued operations, net	4,782	4,782	2,894	1,951

Assets and liabilities of discontinued operations:

	Consolidated	The Company

	Year ended December 31, 2006	Year ended December 31,

		2006	2005

	Reported NIS in thousands

Assets of discontinued operations - trade receivables	5,927	5,927	6,935
Liabilities of discontinued operations - other accounts payable	(718)	(718)	(1,127)

Net assets	5,209	5,209	5,808

NOTE 20:-	BUSINESS SEGMENTS

The Company operates in two principal business segments:

-

Broadband Services: includes provision of Internet access solutions to residential and business customers and also provision of point to point facilities that allow customers to transmit electronic data and provision of domestic telephony services through VoB technology.

-	International Telephony: includes provision of international telephony services from and to Israel and international calling card services.

1.	The segment’s assets include all the operating assets which are used by the segment and are composed mainly of trade and other receivables, equipment and other assets.

2.	The segment’s liabilities include all the operating liabilities that derive from the operating activities of the segment and are composed mainly of trade payables and other accounts payable.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20:-	BUSINESS SEGMENTS (Cont.)

All services of the Company are provided in Israel, including services to customers from outside of Israel that are calling into Israel. In addition, all long-lived assets of the Company are located in Israel. Accordingly, no geographical segment information is necessary.

a.	Revenues, segment results and reconciliation to the profit:

	Consolidated

	Year ended December 31, 2006

	Broadband Services	International Telephony	Total

	Reported NIS in thousands

Revenues	244,927	451,861	696,788

Segment results	54,115	46,166	100,281

General and administrative expenses			(26,015)
Financial expenses			(16,159)
Other expenses			(8,646)
Income taxes			(17,615)
Income from discontinued operations			4,782

Net income			36,628

	Year ended December 31, 2005

	Broadband Services	International Telephony	Total

	Reported NIS in thousands

Revenues	188,073	437,965	626,038

Segment results	48,536	34,983	83,519

General and administrative expenses			(20,221)
Financial expenses			(34,674)
Other income			35
Income taxes			(4,701)
Income for the year from discontinued operations			2,894

Net income			26,852

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20:-	BUSINESS SEGMENTS (Cont.)

	The Company

	Year ended December 31, 2004

	Broadband Services	International Telephony	Total

	Reported NIS in thousands

Revenues	160,060	495,063	655,123

Segment results	43,669	68,554	112,223

General and administrative expenses			(25,266)
Financial expenses			(7,370)
Income tax benefit			11,125
Income for the year from discontinued operations			1,951

Net income			92,663

b.	Assets and liabilities used by the segments

	Consolidated

	December 31, 2006

	Broadband Services	International Telephony	Total

	Reported NIS in thousands

Segment assets	317,661	165,431	483,092

Unallocated assets			102,553

			585,645
Assets of discontinued operations			5,927

Total assets			591,572

Segment liabilities	5,051	52,902	57,953

Unallocated liabilities			502,365

			560,318
Liabilities of discontinued operations			718

Total liabilities			561,036

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20:-	BUSINESS SEGMENTS (Cont.)

	The Company

	December 31, 2005

	Broadband Services	International Telephony	Total

	Reported NIS in thousands

Segment assets	261,604	187,001	448,605

Unallocated assets			124,873

			573,478
Assets of discontinued operations			6,935

Total assets			580,413

Segment liabilities	35,687	77,432	113,119

Unallocated liabilities			472,259

			585,378
Liabilities of discontinued operations			1,127

Total liabilities			586,505

c.	Purchase of long-lived equipment:

	Year ended December 31

	2006	2005	2004

	Reported NIS in thousands

Broadband Services	59,931	81,724	67,357
International Telephony	3,308	9,316	11,277

d.	Depreciation:

Broadband Services	31,531	18,643	15,370
International Telephony	16,330	24,588	21,557

NOTE 21:-	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES

a.	The Company provides nominal historical data for income tax purposes only.

b.

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel based on the historical cost convention, without taking into consideration the changes in the general purchasing power of the Israeli currency.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21:-	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

c.	Balance sheets - The Company:

	December 31,

	2006	2005

	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	8,683	1,499
Trade receivables	137,315	125,600
Other accounts receivable	9,155	8,504
Deferred taxes	5,621	18,779

	160,774	154,382

TRADE RECEIVABLES - LONG-TERM	2,951	3,756

FIXED ASSETS, NET	415,996	399,964

DEFERRED TAXES	-	6,815

OTHER ASSETS, NET	1,758	2,225

ASSETS OF DISCONTINUED OPERATIONS	5,927	6,935

	587,406	574,077

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	289,639	301,195
Trade payables	153,288	196,142
Other accounts payable	45,959	34,580

	488,886	531,917

LONG-TERM LIABILITIES:
Other liabilities	61,408	47,427
Deferred taxes	391	-
Investment in subsidiary	3,801	-
Accrued severance pay	7,270	6,034

	72,870	53,461

LIABILITIES OF DISCONTINUED OPERATIONS	718	1,127

SHAREHOLDERS’ EQUITY (DEFICIENCY)	24,932	(12,428)

	587,406	574,077

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21:-	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

d.	Statements of income:

	Year ended December 31,

	2006	2005	2004

	NIS in thousands

Revenues	688,854	626,038	655,123
Cost of revenues	512,068	448,425	462,081

Gross profit	176,786	177,613	193,042

Selling and marketing expenses	71,963	91,678	77,963
General and administrative expenses	25,637	20,161	25,228

Operating income	79,186	65,774	89,851
Financial expenses, net	(15,913)	(34,674)	(7,370)
Other income (expenses), net	(8,679)	32	-

Income before taxes on income	54,594	31,132	82,481
Taxes on income (tax benefit)	18,215	2,061	(11,124)

Income after taxes on income	36,379	29,071	93,605
Equity in losses of subsidiary	(3,801)	-	-
Income from discontinued operations	4,782	2,894	1,952

Net income	37,360	31,965	95,557

e.	Statements of changes in shareholders’ equity (deficiency):

	Share capital	Additional paid-in capital	Accumulated deficit	Total

	NIS in thousands

Balance as of January 1, 2004	3,000	37,414	(180,364)	(139,950)
Net income	-	-	95,557	95,557

Balance as of December 31, 2004	3,000	37,414	(84,807)	(44,393)
Net income	-	-	31,965	31,965

Balance as of December 31, 2005	3,000	37,414	(52,842)	(12,428)
Net income	-	-	37,360	37,360

Balance as of December 31, 2006	3,000	37,414	(15,482)	24,932

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22:-	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS

a.

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the balance sheet, statement of income, shareholders’ equity or cash flows of the Company are set out below.

b.	Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively included in the past the effect of price level changes in the accompanying financial statements, as described in Note 2a. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004.

U.S. GAAP does not provide for recognition of the effects of such price level changes and accordingly, the effects of such changes are generally excluded from amounts determined in conformity with US GAAP. However, in accordance with the guidance of the US Securities and Exchange Commission with respect to the reporting requirements of foreign issuers, this difference between Israeli GAAP and US GAAP is not included in this reconciliation to US GAAP.

c.	Push down accounting basis of presentation:

According to Israeli GAAP, the purchase agreements entered into between Smile Communications Ltd., a wholly owned subsidiary of Internet Gold and all of the Company’s shareholders, have no effect on the financial results of the Company.

In accordance with SEC Staff Accounting Bulletin Topic 5J and EITF D-97 “Pushdown Accounting”, Smile Communications Ltd.’s purchase accounting adjustments, determined in accordance with SFAS No. 141 “Business Combinations”, are “pushed-down” to the Company, meaning the US GAAP financial information presented herein reflects the purchase price allocation to the assets acquired and the liabilities assumed by Smile Communication Ltd., as discussed above, based on the estimated fair value at the date of acquisition. As such, the company recorded the goodwill, intangible assets, fair value adjustments and resulting deferred tax adjustments in the financial information presented under US GAAP herein. Please also refer to Note 22d. and 22g. below.

d.	Fixed assets:

The Company, in accordance with Israeli GAAP accounted for the acquisition of indefeasible usage rights in international cables as acquisition in installments. The purchase price was discounted at market rates of interest and presented as a component of fixed assets and corresponding liability and deferred interest expenses were recorded.

Under U.S. GAAP, in accordance with the provisions of EITF 01-8 “Determining whether an arrangement contains a lease” (“EITF 01-8”), the acquisition of indefeasible usage rights does not meet the definition of lease and is therefore treated as a service contract. Accordingly, the Company offset the net fixed assets balance against the trade payables and other liabilities balances and reclassified the remaining balance as prepaid expenses of usage rights in international cables. In addition, the Company reclassified the deferred interest expenses to operating expenses. The application of EITF 01-8 resulted in temporary tax differences which were recorded as tax assets in accordance with FAS 109 “Accounting for Income Taxes” (“FAS 109”).

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22:-	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

The above mentioned changes resulted in adjustments recorded in the financial information presented under US GAAP herein. Total expenses in regard of indefeasible usage rights in international cables amounted to NIS 15,771 thousand, NIS 25,260 thousand and NIS 23,678 thousand in the period ended December 31, 2004, 2005 and 2006, respectively.

The NIS 292,543 thousand adjustment made to fixed assets, net as of December 31, 2006 consists of NIS 290,000 thousand arising from the reconciliation of indefeasible usage rights as described above, and a NIS 2,543 thousand decrease in fair value related to the purchase price allocation as described in Note 22c. As of December 31, 2005 the adjustment made to fixed assets, net is a NIS 269,343 thousand decrease resulting from the reconciliation of indefeasible usage rights as described above.

The NIS 574 thousand adjustment made to other assets, net as of December 31, 2006 consists of an increase of NIS 1,050 thousand in fair value of the licenses of the company related to the purchase price allocation as described in Note 22c., offset by a NIS 476 thousand decrease resulting from reconciliation of indefeasible usage rights as described above. As of December 31, 2005 the adjustment consists of a NIS 405 thousand decrease, resulting from the reconciliation of indefeasible usage rights as described above.

e.	Liability for severance pay:

The Company, in accordance with Israeli GAAP, has presented accrued severance pay net of any related amounts funded by purchase of insurance policies, including the income from earnings on amounts funded.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2006 and 2005 such funded amounts were NIS 9,616 thousand and NIS 8,361 thousand respectively.

f.	Other income (expenses), net:

The Company, in accordance with Israeli GAAP allocated share issuance expenses, provision for claims and others as other income (expenses).

Under U.S. GAAP, these expenses were recorded as part of operating income. The Company therefore classified such expenses into other expenses in operating income.

g.	Deferred tax assets (liabilities):

The Company, in accordance with Israeli GAAP did not offset current or non-current tax assets from tax liabilities, and the balances are presented separately as assets or liabilities, respectively.

Under US GAAP, in accordance with FAS 109, within a particular tax jurisdiction, all current deferred tax liabilities and assets shall be offset and presented as a single amount and all noncurrent deferred tax liabilities and assets shall be offset and presented as a single amount. Accordingly, the Company reclassified its current and non current deferred tax balances.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22:-	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

The adjustment made to current deferred tax asset as of December 31, 2006, is an offset of NIS 4,453 thousand all of which resulted from current deferred tax liability related to the purchase price allocation as described in Note 22c. The adjustment made to long term deferred Tax asset as of December 31, 2005, is an increase of NIS 2,538 thousand resulting from the reconciliation of indefeasible usage rights as described in Note 22d.

The adjustment made to Deferred Tax Liability as of December 31, 2006, is an increase of NIS 49,082 thousand composed of an increase of NIS 54,941 thousand related to the purchase price allocation as described in Note 22c., offset by NIS 5,859 thousand of long term deferred tax asset resulting from the reconciliation of indefeasible usage rights as described in Note 22d.

The following is summary of the significant adjustments to the balance sheet, statement of operations and statement of cash flows which would have been required if U.S. GAAP had been applied instead of Israeli GAAP.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22:-	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

	h.	Balance sheets:

	Consolidated			Company

	December 31, 2006			December 31, 2005

	Reported NIS in thousands

	Israeli GAAP	GAAP Reconciliation	US GAAP	Israeli GAAP	GAAP Reconciliation	US GAAP

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	8,683	-	8,683	1,499	-	1,499
Trade receivables (Note 22c)	135,629	1,424	137,053	125,600	-	125,600
Other accounts receivable	7,364	-	7,364	8,504	-	8,504
Deferred taxes (Note 22c and g)	5,621	(4,453)	1,168	18,779	-	18,779

	157,297	(3,029)	154,268	154,382	-	154,382

LONG-TERM ASSETS:
Trade receivables	2,951	-	2,951	3,756	-	3,756
Severance pay fund (Note 22e)	-	9,616	9,616	-	8,361	8,361

	2,951	9,616	12,567	3,756	8,361	12,117

FIXED ASSETS NET (Note 22c and d)	423,639	(292,543)	131,096	408,770	(269,343)	139,427

DEFERRED TAXES (Note 22d)	-	-	-	4,176	2,538	6,714

OTHER ASSETS:
Other assets, net (Note 22c and d)	1,758	574	2,332	2,394	(405)	1,989
ROU of international cables (Note 22d)	-	173,219	173,219	-	164,027	164,027
Customer base (Note 22c)	-	144,557	144,557	-	-	-
Trade name (Note 22c)	-	90,213	90,213	-	-	-
Goodwill (Note 22c)	-	410,156	410,156	-	-	-

	1,758	818,719	820,477	2,394	163,622	166,016

Assets related to discontinued operation	5,927	-	5,927	6,935	-	6,935

	591,572	532,763	1,124,335	580,413	(94,822)	485,591

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	289,639	-	289,639	301,195	-	301,195
Trade payables (Note 22d)	142,315	(22,805)	119,510	196,142	(48,141)	148,001
Other accounts payable	46,283	-	46,283	34,580	-	34,580

	478,237	(22,805)	455,432	531,917	(48,141)	483,776

LONG-TERM LIABILITIES:
Other liabilities (Note 22d)	72,381	(71,016)	1,365	47,427	(47,427)	-
Accrued severance pay (Note 22e)	7,270	9,616	16,886	6,034	8,361	14,395
Deferred tax liability (Note 22c, d and g)	2,430	49,082	51,512	-	-	-

	82,081	(12,318)	69,763	53,461	(39,066)	14,395

Liabilities related to discontinued operations	718	-	718	1,127	-	1,127

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY (DEFECIENCY):
Share capital	3,636	-	3,636	3,636	-	3,636
Additional paid-in capital (Note 22c)	45,177	585,463	630,640	45,177	-	45,177
Accumulated deficit (Note 22d)	(18,277)	(17,577)	(35,854)	(54,905)	(7,615)	(62,520)

	30,536	567,886	598,422	(6,092)	(7,615)	(13,707)

	591,572	532,763	1,124,335	580,413	(94,822)	485,591

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22:-	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

	i.	Statement of operations

	Consolidated			Company			Company

	December 31, 2006			December 31, 2005			December 31, 2004

	Israeli GAAP	GAAP reconciliation	US GAAP	Israeli GAAP	GAAP reconciliation	US GAAP	Israeli GAAP	GAAP reconciliation	US GAAP

	Reported NIS in thousands

Revenues	696,788	-	696,788	626,038	-	626,038	655,123	-	655,123
Cost of revenues (Note 22d)	523,620	5,943	529,563	450,781	6,028	456,809	458,886	3,545	462,431

Gross profit	173,168	(5,943)	167,225	175,257	(6,028)	169,229	196,237	(3,545)	192,692

Selling and marketing expenses	72,887	-	72,887	91,738	-	91,738	84,014	-	84,014
General and administrative expenses	26,015	-	26,015	20,221	-	20,221	25,266	-	25,266
Other expenses (Note 22f)	-	8,646	8,646	-	(35)	(35)	-	-	-

Operating income	74,266	(14,589)	59,677	63,298	(5,993)	57,305	86,957	(3,545)	83,412

Financial expenses, net (Note 22d)	(16,159)	(7,340)	(23,499)	(34,674)	6,224	(28,450)	(7,370)	2,053	(5,317)
Other income (expenses), net (Note 22f)	(8,646)	8,646	-	35	(35)	-	-	-	-

Income before taxes on income (tax benefit)	49,461	(13,283)	36,178	28,659	196	28,855	79,577	(1,492)	78,095
Taxes on income (tax benefit) (Note 22d)	17,615	(3,321)	14,294	4,701	49	4,750	(11,125)	(373)	(11,498)

Income after taxes on income	31,846	(9,962)	21,884	23,958	147	24,105	90,712	(1,119)	89,593
Income from discontinued operation	4,782	-	4,782	2,894	-	2,894	1,951	-	1,951

Net income	36,628	(9,962)	26,666	26,852	147	26,999	92,663	(1,119)	91,544

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22:-	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

	h.	Condensed statements of cash flows:

	Consolidated	Company

	December 31, 2006	December 31, 2005	December 31, 2004

Net cash provided by operating activities	100,561	57,573	122,203
Application of EITF 01-8 (Note 22d)	-	-	(191)

	100,561	57,573	122,012
Net cash from investment according to Israeli GAAP	(37,426)	(52,825)	(44,919)
Application of EITF 01-8 (Note 22d)	(37,535)	(35,150)	(19,989)

	(74,961)	(87,975)	(64,908)
Net cash from finance according to Israeli GAAP	(50,570)	(4,102)	(76,597)
Application of EITF 01-8 (Note 22d)	37,535	35,150	20,180

	(13,035)	31,048	(56,417)
Supplemental disclosure on non-cash activity according to Israeli GAAP	41,103	55,696	54,545
Application of EITF 01-8 (Note 22d)	(41,103)	(55,696)	(54,545)
Applying EITF D-97 and SFAS 141 (Note 22c):
Estimated fair value of assets acquired assumed at the acquisition date:
Customer base	144,557	-	-
Trade Name	90,213
Operating licenses	1,050	-	-
Goodwill	410,156	-	-
Fixed Assets	(2,543)	-	-
Trade receivable	1,424
Deferred tax liability	(59,394)	-	-

Supplemental disclosure on non-cash activity according to US GAAP	585,463	-	-

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 23:-	SUBSEQUENT EVENTS (UNAUDITED)

On May 24, 2007, the Company’s subsidiary received a letter from the Israeli Ministry of Communications whereby Telecom was notified by the Ministry that failure to implement the number portability program, as according to an amendment to the Communications Law in March 2005 was required to be implemented by September 1, 2006, constituted a continued violation of the applicable licenses, and that it is considering to impose a fine of NIS 2,032,750 and additional daily fines of NIS 6,450 beginning May 25, 2007, with respect to the license granted to Telecom. Telecom has the opportunity to respond to this notification by July 5, 2007. To date, the Ministry has not implemented the fines. Telecom is in the process of conducting tests of its number portability program and expects to be able to provide number portability by December 1, 2007, the date that the cellular and landline telephony operators have targeted as the initiation date for number portability in Israel.

27.     Opinions

Somekh Chaikin	Telephone:	03 684 - 8000
KPMG Millennium Tower	fax:	03 684 - 8444
17 Ha'arbaa St., P.O.B 609	Website:	www.kpmg.co.il
Tel Aviv 61006

Consent of independent accountants

Attention
Board of Directors of 012 Smile Communications Ltd.

Dear Sir/Madam,

We consent to the use of the auditor’s report signed by us on July 10, 2007, except for Note 14 signed on October 10, 2007, referring to the aggregate balance sheets of 012 Smile Communications Ltd. (hereinafter – the Company) as of December 31, 2006 and 2005 and the aggregate profit and loss reports, changes in investments in the parent company and cash flow in the three year period ended December 31, 2006, submitted by the Company to the U.S. Securities and Exchange Commission as part of a registration statement on Form F-1 and also to referencing the name of our firm under the heading “Experts” in the prospectus.

This letter is rendered at the Company’s request and is only intended to be included in the Company’s prospectus submitted to the Israel Securities Authority, to be publicly filed in November 2007.

Respectfully,

Somekh Chaikin	Tel-Aviv,
C.P.A	November 20, 2007

Somekh Chaikin is a partnership registered according to the Israeli Partnerships Ordinance, KPMG International is a cooperative registered in Switzerland

■	Kost Forer Gabbay & Kasierer 3 Aminadav Street Tel-Aviv 67067	■	Tel: 03-6232525 Fax: 03-5622555

November 20, 2007

Attention
012 Smile Communications Ltd.

Dear Sir/Madam,

Re: Financial Reports and Opinion for 012 Golden Lines Ltd. to be Included in the Prospectus of 012 Smile Communications Ltd.

We consent to include the consolidated financial statements of 012 Golden Lines Ltd. (“the Company”) as of December 31, 2006 and the year ended on such date and the auditor’s report signed by us on June 28, 20007 with respect to such financial reports, in the Prospectus of 012 Smile Communications Ltd., submitted to the Securities Authority, to be publicly filed in November 2007.

Respectfully,

Kost, Forer, Gabbay & Kasierer
C.P.A

4 Berkowitz St., Museum Tower, Tel Aviv 64238
Telephone: 03-7778333 Fax: 03-7778444
e-mail: manager@shibolet.com
official website: www.shibolet.com

Tel-Aviv, November 21, 2007

Attention
012 Smile Communications Ltd.
25 Hasivim St.
Petach Tikva

Re: Prospectus for 012 Smile Communications Ltd. (“The Company”)

We refer to the prospectus for registration of 424,999,800 NIS par value bonds (series A), issued to the offerees nominated in the first addition of the Securities Law, 5728-1968 (Hereinafter: “securities to be registered for trade”), to be published by you.

At your request, we hereby submit our opinion as follows:

1.	The rights attached to the securities to be registered for trade according to the prospectus and the Company’s share capital were described correctly in the prospectus.

2.	The Company is authorized to register the securities to be registered for trade, in the manner described in the prospectus.

3.	The Company’s directors were duly appointed and their names were included in the prospectus.

We agree to this opinion being included in the Company’s prospectus to be filed in November 2007.

Respectfully,

Itai Leshem, Advocate	Moshe H. Ne'eman, Advocate

28.     SIGNATURES

The Company:

—————————————— 012 Smile Communications Ltd.

The Directors:

—————————————— Shaul Elovitch	—————————————— Eli Holtzman

—————————————— Anat Winner

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

012 SMILE.COMMUNICATIONS LTD. (Registrant) By: /s/ Stella Handler —————————————— Stella Handler Chief Executive Officer

Date: February 28, 2008